Exhibit 99.5

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you are recommended to seek immediately your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you sell or transfer or have sold or otherwise transferred all of your Existing Shares (other than ex-rights) please forward this Prospectus, together with the accompanying documents, as soon as possible to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, these documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. If you have sold or transferred only part of your holding of Existing Shares, you should retain these documents and consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

You should read this Prospectus in its entirety and in particular Part II (“Risk Factors”).

Imperial Tobacco Group PLC

(incorporated under the Companies Act 1985 in England and Wales with registered number 3236483)

1 for 2 Rights Issue of 338,741,960 New Shares at a price of 1,475 pence per Share

Applications have been made for the New Shares to be admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities. It is expected that Admission will become effective and dealings will commence (nil paid) in the New Shares at 8.00 a.m. (London time) on 21 May 2008.

This document is a prospectus relating to the New Shares which has been prepared in accordance with the Prospectus Rules of the Financial Services Authority made under section 73A of the Financial Services and Markets Act 2000. This Prospectus has been approved by the Financial Services Authority in accordance with section 85 of the Financial Services and Markets Act 2000 and made available to the public in accordance with Rule 3.2 of the Prospectus Rules. The Company has requested that the Financial Services Authority provides a certificate of approval and a copy of this Prospectus to the competent authorities in Germany, France and the Republic of Ireland.

Citi, which is regulated and authorised in the United Kingdom by the Financial Services Authority, is acting as lead financial adviser, sponsor and underwriter to Imperial Tobacco and for no-one else in connection with the Rights Issue and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citi or for providing advice in relation to this Prospectus and the matters referred to herein.

Lehman Brothers, which is regulated and authorised in the United Kingdom by the Financial Services Authority, is acting as financial adviser and underwriter to Imperial Tobacco and for no-one else in connection with the Rights Issue and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Lehman Brothers or for providing advice in relation to this Prospectus and the matters referred to herein.

Hoare Govett and Morgan Stanley, both of which are regulated and authorised in the United Kingdom by the Financial Services Authority, are acting exclusively as joint brokers and underwriters to Imperial Tobacco (and, in the case of Morgan Stanley, as financial adviser to Imperial Tobacco and, in the case of Hoare Govett, as listing agent to Imperial Tobacco) and for no-one else in connection with the Rights Issue and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Hoare Govett and Morgan Stanley respectively or for providing advice in relation to this Prospectus and the matters referred to herein.

Apart from the responsibilities and liabilities, if any, which may be imposed on any of Citi, Lehman Brothers, Hoare Govett or Morgan Stanley by the Financial Services and Markets Act 2000 or by the regulatory regime established thereunder, none of Citi, Lehman Brothers, Hoare Govett or Morgan Stanley accepts any responsibility whatsoever for the contents of this Prospectus or for any other statement made or purported to be made by any of them, or on behalf of any of them, in connection with the Company, the Shares or the Rights Issue. Each of Citi, Lehman Brothers, Hoare Govett and Morgan Stanley accordingly disclaims all and any liability whether arising in tort, contract or otherwise (save as referred to above) which any of them might otherwise have in respect of this Prospectus or any other statement.

In addition to this Prospectus, Qualifying Non-CREST Shareholders, other than those with registered addresses in the Excluded Territories (subject to certain exceptions), are being sent a Provisional Allotment Letter. Qualifying CREST Shareholders (none of whom will receive a Provisional Allotment Letter), other than those with registered addresses in the Excluded Territories (subject to certain exceptions), are expected to receive a credit to their appropriate stock accounts in CREST in respect of the Nil Paid Rights to which they are entitled on 21 May 2008. The Nil Paid Rights so credited are expected to be enabled for settlement by Euroclear UK & Ireland as soon as practicable after Admission.

The latest time and date for acceptance and payment in full for the New Shares by holders of Nil Paid Rights is expected to be 11.00 a.m. on 11 June 2008. The procedures for delivery of the Nil Paid Rights, acceptance and payment are set out in Part VIII (“Terms and Conditions of the Rights Issue”) and, for Qualifying Non-CREST Shareholders only, also in the Provisional Allotment Letter. Qualifying CREST Shareholders should refer to paragraph 2.2 of Part VIII (“Terms and Conditions of the Rights Issue”).

Qualifying Non-CREST Shareholders should retain this Prospectus for reference pending receipt of a Provisional Allotment Letter. Qualifying CREST Shareholders should note that they will receive no further written communication from Imperial Tobacco in respect of the Rights Issue. They should accordingly retain this Prospectus for, among other things, details of the action they should take in respect of the Rights Issue. Qualifying CREST Shareholders who are CREST Sponsored Members should refer to their CREST Sponsors regarding the action to be taken in connection with this Prospectus and the Rights Issue. Holdings of Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue. Fractions of New Shares will not be allotted to Qualifying Shareholders and, where necessary, fractional entitlements will be rounded down to the nearest whole number of New Shares. Such fractions will be aggregated and, if possible, sold in the market for the benefit of the Company as soon as practicable after the commencement of dealings, nil paid. The net proceeds of such sales (after deduction of expenses) will be aggregated and an equivalent amount will ultimately accrue for the benefit of the Company, save that any Shareholder will be entitled to receive any proceeds in respect of a fractional entitlement of £5.00 or more.

No person has been authorised to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorised by the Company, Citi, Lehman Brothers, Hoare Govett or Morgan Stanley. Subject to the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules, neither the delivery of this Prospectus, nor any subscription or acquisition made under it shall, in any circumstances, create any implication that there has been no change in the affairs of the Imperial Tobacco Group since the date of this Prospectus or that the information in it is correct as of any subsequent date.

Without limitation, the contents of the websites of the Group do not form part of this Prospectus.

The Underwriters may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the Nil Paid Rights, the Fully Paid Rights, the Shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, the Underwriters do not propose to make any public disclosure in relation to such transactions.

The contents of this Prospectus should not be construed as legal, business or tax advice. Prospective investors should consult their own legal advisers, financial advisers or tax advisers for advice.

Any reproduction or distribution of this Prospectus in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the New Shares, the Nil Paid Rights or the Fully Paid Rights is prohibited. Each offeree of the New Shares, the Nil Paid Rights or the Fully Paid Rights by accepting delivery of this Prospectus agrees to the foregoing.

This Prospectus does not constitute an offer of Nil Paid Rights, Fully Paid Rights, New Shares or Provisional Allotment Letters to any Shareholder with a registered address in, or who is resident in, the Excluded Territories, or who is otherwise located in the United States (subject to certain exceptions). None of the Nil Paid Rights, the Fully Paid Rights, the New Shares or the Provisional Allotment Letters has been or will be registered under the relevant laws of any state, province or territory of the Excluded Territories. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy New Shares or to take up entitlements to Nil Paid Rights in any jurisdiction in which such offer or solicitation is unlawful. Subject to certain limited exceptions, neither this Prospectus nor the Provisional Allotment Letter will be distributed in or into any of the Excluded Territories or to or for the account of any person who is located in the United States. All Overseas Shareholders and any person (including, without limitation, a nominee or trustee) who has a contractual or legal obligation to forward this Prospectus or any Provisional Allotment Letter, if and when received, or other document to a jurisdiction outside the United Kingdom should read paragraph 2.5 of Part VIII (“Terms and Conditions of the Rights Issue”).

For the Rights Issue, the Company is relying upon exemptions from registration under the US securities laws for an offer that does not involve a public offering in the United States. None of the New Shares, the Nil Paid Rights or the Fully Paid Rights has been recommended by any US federal or state securities commission or any other US regulatory authority and they have not determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offence.

The New Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters have not been and will not be registered under the Securities Act or under any other relevant securities laws of any state or other jurisdiction of the United States and, accordingly, may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, in or into the United States or to or for the account of any person who is located in the United States at any time without registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws.

Subject to certain exceptions, neither this Prospectus nor the Provisional Allotment Letter constitutes, or will constitute, or forms part of, any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, New Shares, Nil Paid Rights and/or Fully Paid Rights to any Shareholder with a registered address in, or who is resident or otherwise located in, the United States. If you are in the United States, you may not exercise your Nil Paid Rights or Fully Paid Rights and/or acquire any New Shares offered hereby unless you are an Accredited Investor and a QIB. Notwithstanding the foregoing, the Company reserves the right to offer and deliver the Nil Paid Rights to, and the Fully Paid Rights and the New Shares may be offered to and acquired by, a limited number of persons who are located in the United States who are reasonably believed to be Accredited Investors and QIBs, in offerings exempt from or in a transaction not subject to, the registration requirements under the Securities Act. The New Shares being offered outside the United States are being offered in reliance on Regulation S. If you are an Accredited Investor and a QIB, in order to exercise your Nil Paid Rights or Fully Paid Rights and/or acquire any New Shares offered hereby, you must sign and deliver an investor letter, substantially in the form described in paragraph 2.5.2 of Part VIII (“Terms and Conditions of the Rights Issue”).

If you sign such an investor letter, you will be, amongst other things:

•                  representing that you and any account for which you are acquiring the New Shares, the Nil Paid Rights or the Fully Paid Rights are an Accredited Investor and a QIB;

•                  agreeing not to reoffer, sell, pledge or otherwise transfer the New Shares, the Nil Paid Rights or the Fully Paid Rights, except:

•                   in an offshore transaction in accordance with Rule 904 of Regulation S under the Securities Act; or

•                   with respect to the New Shares only, pursuant to Rule 144 under the Securities Act (if available),

and, in each case, in compliance with any applicable securities laws of any state or other jurisdiction of the United States; and

•                  agreeing not to deposit any New Shares, Nil Paid Rights or Fully Paid Rights into the Company’s ADR facilities, unless they have been registered pursuant to an effective registration statement under the Securities Act or are held in a restricted account within the Company’s ADR facilities.

No representation has been, or will be, made by the Company or the Underwriters as to the availability of Rule 144 under the Securities Act or any other exemption under the Securities Act or any state securities laws for the reoffer, pledge or transfer of the New Shares.

Any envelope containing a Provisional Allotment Letter and post-marked from the United States will not be accepted unless it contains a duly executed investor letter in the appropriate form as described in paragraph 2.5.2 of Part VIII (“Terms and Conditions of the Rights Issue”). Similarly, any Provisional Allotment Letter in which the exercising holder requests New Shares to be issued in registered form and gives an address in the United States will not be accepted unless it contains a duly executed investor letter.

The payment paid in respect of Provisional Allotment Letters that do not meet the foregoing criteria will be returned without interest.

Any person in the United States who obtains a copy of this Prospectus and who is not an Accredited Investor and a QIB is required to disregard it.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE OR NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS SECTION.

DATE

This Prospectus is dated 20 May 2008.

PART I

SUMMARY

THE FOLLOWING INFORMATION SHOULD BE READ AS AN INTRODUCTION TO AND IN CONJUNCTION WITH THE FULL TEXT OF THIS PROSPECTUS.

Any investment decision relating to the Rights Issue should be based on a consideration of this Prospectus as a whole, including the documents incorporated by reference and deemed to be included herein. Investors should therefore read this entire Prospectus and not rely solely on this summary. No civil liability will attach to those persons responsible for this summary (including any translation of this summary), unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus (including information incorporated by reference and deemed to be included herein). Where a claim relating to the information contained in, or incorporated by reference into or deemed to be included in, this Prospectus is brought before a court in a member state of the European Economic Area, the claimant might, under the national legislation of the member state where the claim is brought, be required to bear the costs of translating this Prospectus, and documents incorporated by reference and deemed to be included herein, before the legal proceedings are initiated.

1.                                       Introduction

On 25 January 2008 Imperial Tobacco announced that it had completed its acquisition of Altadis for a cash consideration of €50 per share, representing an enterprise value for Altadis of €15.2 billion (£11.3 billion as at 25 January 2008), taking into account Altadis’ net debt and the interests of minority shareholders at that date.

The Company has today announced a fully underwritten Rights Issue in order to repay part of the debt facilities put in place to fund the cash consideration paid for the acquisition of Altadis. At the Extraordinary General Meeting held on 13 August 2007, the acquisition of Altadis was approved by Shareholders, the authorised share capital of the Company was increased to £5,604 million and the Directors were empowered to allot the New Shares in connection with the Rights Issue. Further approval from Shareholders for the Rights Issue is therefore not required.

2.                                       Background to and reasons for the Rights Issue

The acquisition of Altadis was financed through senior bank debt facilities and an equity bridge facility (provided pursuant to the Senior Bank Debt Facility Agreement and the Equity Bridge Facility Agreement respectively) and existing funds of the Group.

The Company is now raising approximately £4.9 billion (net of expenses) by means of a Rights Issue of 338,741,960 New Shares at a price of 1,475 pence per Share, on the basis of 1 New Share for every 2 Existing Shares held on the Record Date. These proceeds will be used to reduce the Group’s financial indebtedness by repaying a significant proportion of the equity bridge facility, with the remainder of the equity bridge facility being repaid using the senior bank debt facilities.

The New Shares will, when issued and fully paid, rank pari passu in all respects with the Existing Shares, including the right to all future dividends and other distributions declared, made or paid, except that they will not rank for the 2008 interim dividend declared by the Company on 20 May 2008.

The Rights Issue has been fully underwritten by Hoare Govett, Morgan Stanley, Citi and Lehman Brothers.

3.                                       Information on the Imperial Tobacco Group

Following its acquisition of Altadis, Imperial Tobacco has reinforced its position as the world’s fourth largest international tobacco company. The Group manufactures, markets and sells a comprehensive range of cigarettes, fine cut tobacco, cigars, rolling papers and tubes and provides logistics and distribution services for tobacco and other products. It currently sells products in over 160 countries worldwide, with particular strengths in the UK, Germany, Spain, France, Morocco, the US, The Netherlands, Australia, Russia and Ukraine.

The Group’s international cigarette brands Davidoff, West and Gauloises Blondes are supported by a strong portfolio of regional and local brands such as Fortuna, Lambert & Butler, JPS, Horizon, Fine, Maxim, Excellence, Gitanes, Route 66, USA Gold and Sonoma. Fine cut tobacco brands including Drum and Golden Virginia, cigar brands including Cohiba, Romeo y Julieta and Montecristo (through Habanos) and Dutch Masters and the Rizla rolling papers brand complement the cigarette portfolio. Through Logista, ADF and Altadis Maroc, the Group operates a major Southern European logistics business.

4.                                       Current trading and prospects

On 20 May 2008, Imperial Tobacco published unaudited interim results for the six months ended 31 March 2008. The overall anticipated performance of the Group for the financial year ending 30 September 2008 remains in line with the Directors’ expectations at the time of Imperial Tobacco’s trading update in March 2008.

5.                                       Dividends and dividend policy

Following the Rights Issue, the Company expects to maintain its investment grade credit rating and to maintain its dividend policy, increasing dividends broadly in line with underlying earnings growth, with around a 50 per cent. payout ratio. Imperial Tobacco’s dividend policy is aimed at ensuring that Shareholders continue to benefit from the successful growth and strong cash flows of the Group.

6.                                       Summary of risk factors

Investors should consider carefully the following key risks:

•                  The Group may be adversely affected by declining demand for tobacco products.

•                  Increased regulation of the tobacco industry may have an adverse effect on the demand for tobacco products.

•                  Increased excise duty on tobacco products may have an adverse effect on the demand for tobacco products.

•                  The Group may be adversely affected by changes to the excise duty status of other tobacco products.

•                  Disparities in customs duties in different countries and territories can affect the trading and regulatory environment in which the Group operates.

•                  The Group is dependent on its positions in key countries and on key customer relationships.

•                  The Group may be adversely affected by its significant market positions in certain countries.

•                  The Group could incur substantial damages and costs in connection with litigation.

•                  The Group operates in highly competitive markets.

•                  The Group may be unable to identify further acquisition opportunities.

•                  The Group’s failure to manage growth could adversely affect its business.

•                  The Group may be adversely affected by its activities in developing markets.

•                  The Group conducts business in countries subject to international sanctions.

•                  The Group may be adversely affected by changes in taxation legislation.

•                  The Group is exposed to currency fluctuations.

•                  The Group is exposed to tobacco leaf price fluctuations.

•                  The Group is exposed to interest rate fluctuations.

•                  The Group’s Shares and ADSs are subject to price fluctuations.

•                  The Group will have significant borrowings which may impair operational and financial performance.

•                  The Group may find it difficult to obtain new financing when its current financing expires.

•                  The Group’s labour relations or labour unrest may affect operational and financial performance.

•                  The Group could fail to attract or retain senior management or other key employees.

•                  There may be additional risks for Overseas Shareholders.

•                  There was a lack of significant due diligence access to the Altadis Group prior to its acquisition.

•                  The success of the acquisition of Altadis will be dependent upon the Group’s ability to integrate the Altadis Group.

•                  The Altadis Group may not perform in line with expectations.

•                  Changes in currency exchange rates may affect how certain items are reported in the Group’s accounts.

•                  An active trading market in Nil Paid Rights or Fully Paid Rights may not develop.

•                  Dilution of ownership of Shares.

7.                                       Selected financial information on the Imperial Tobacco Group

	For the year ended 30 September			For the six months ended 31 March
	2005	2006	2007	2007	2008
	(In £’s million)

Revenue	11,229	11,676	12,344	5,851	8,056
Duty and similar items	(8,106)	(8,514)	(9,064)	(4,337)	(4,810)
Other costs of sales	(1,001)	(1,013)	(990)	(455)	(1,772)
Cost of sales	(9,107)	(9,527)	(10,054)	(4,792)	(6,582)
Gross Profit	2,122	2,149	2,290	1,059	1,474
Distribution, advertising and selling costs	(656)	(627)	(659)	(313)	(533)
Administrative expenses	(226)	(211)	(213)	(88)	(377)
Profit from operations	1,240	1,311	1,418	658	564
Adjusted profit from operations	1,297	1,356	1,475	663	918
Amortisation of acquired intangibles	n/a	n/a	(23)	—	(96)
Restructuring costs	(57)	(45)	—	—	—
Fair value gains and losses on derivative financial instruments	n/a	—	(34)	(5)	(141)
Acquisition accounting adjustments	—	—	—	—	(117)
Investment income	191	283	318	160	195
Finance costs	(353)	(426)	(499)	(252)	(433)
Net finance costs	(162)	(143)	(181)	(92)	(238)
Adjusted net finance costs	(184)	(188)	(237)	(106)	(238)
Retirement benefits net financing income	22	46	54	27	25
Fair value gains and losses on derivative financial instruments	n/a	(1)	2	(13)	(25)
Profit before taxation	1,078	1,168	1,237	566	326
Taxation	(288)	(310)	(325)	(141)	(86)
Profit for the period	790	858	912	425	240
Attributable to:
Equity holders of the Company	784	851	905	421	233
Minority interests	6	7	7	4	7

	For the year ended 30 September			For the six months ended 31 March
	2005	2006	2007	2007	2008
	(In £’s million)

Non-current assets	4,526	4,982	6,255	5,205	21,947
Current assets	2,169	2,161	2,753	2,638	7,651
Total assets	6,695	7,143	9,008	7,843	29,598
Current liabilities	(2,520)	(3,002)	(3,172)	(3,253)	(16,675)
Non-current liabilities	(3,470)	(3,543)	(4,695)	(3,819)	(11,042)
Total liabilities	(5,990)	(6,545)	(7,867)	(7,072)	(27,717)
Net assets	705	598	1,141	771	1,881

Equity attributable to equity holders of the Company	686	579	1,118	751	1,410
Minority interests	19	19	23	20	471
Total equity	705	598	1,141	771	1,881

8.                                       Further information

If you have any queries on the procedure for acceptance and payment then please call the Shareholder Helpline on 0871 384 2987 (from inside the UK) or +44 121 415 0278 (from outside the UK). Calls to this number are charged at 8p per minute from a BT landline. Other telephony provider costs may vary. For legal reasons, the Shareholder Helpline will be unable to give advice on the merits of the Rights Issue or to provide financial, tax or investment advice.

PART II

RISK FACTORS

All the information set out in this Prospectus should be carefully considered and, in particular, those risks described below. If any of the following risks actually materialise, our business, financial condition, prospects, dividends and share price could be materially and adversely affected to our detriment and to the detriment of our Shareholders and you may lose all or part of your investment. All risks of which the Directors are aware at the date of this Prospectus and which they consider material are set out in this Part II; however, further risks which are not presently known to the Directors, or that the Directors currently deem immaterial, may also have a material effect on our business, financial condition and operating results. The Directors consider the following risks to be the most significant for potential investors, but the risks listed do not necessarily comprise all those associated with an investment in the Company. Investors and prospective investors should consider carefully whether an investment in the Company is suitable for them in light of the information in, or referred to in, this Prospectus and in the light of their financial resources.

1.                                       Risks relating to the Imperial Tobacco Group

We may be adversely affected by declining demand for tobacco products

Since the 1990s there has been a general decline in the demand for tobacco products in developed countries. This decline has been encouraged by increasing government regulation, government funded anti-smoking campaigns and frequent and substantial increases in the excise duty on tobacco products.

Any future substantial decline in the demand for tobacco products could have an adverse effect on our revenue, profit and financial condition.

Increased regulation of the tobacco industry may have an adverse effect on the demand for tobacco products

The advertising, sale and consumption of tobacco products have been subject to regulatory influence from governments, health officials and anti-smoking groups, principally due to their conclusion that cigarette smoking and tobacco products are harmful to health. This has resulted in substantial restrictions on the manufacture, development, sale, distribution, marketing, advertising, product design and consumption of tobacco products, introduced by regulation and voluntary agreements. In addition, anti-smoking groups, the EU and the World Health Organisation are seeking to diminish the social acceptability of smoking.

Regulatory initiatives affecting the tobacco industry that have been proposed, introduced or enacted include: the levying of substantial and increasing excise duty; restrictions or bans on advertising, marketing and sponsorship; the display of larger health warnings, graphic health warnings and other labelling requirements; restrictions on packaging design, including the use of colours and generic packaging; restrictions or bans on the display of tobacco product packaging at the point of sale, and restrictions or bans on cigarette vending machines; requirements regarding testing, disclosure and performance standards for tar, nicotine, carbon monoxide and other smoke constituent levels; requirements regarding testing, disclosure and use of tobacco product ingredients and flavours; increased restrictions on smoking in public and work places and, in some instances, in private places and outdoors; and implementation of measures restricting descriptive terms which might be argued to create an impression that one brand of cigarettes is safer than another. Any future increases in the regulation of the tobacco industry could result in a substantial decline in the demand for tobacco products or in an increase in our costs in complying with these regulatory requirements and could have an adverse effect on our revenue, profits and financial condition.

In addition, we could be adversely affected by the proposal that the FDA be granted regulatory supervision over the US tobacco industry. If the FDA is granted tobacco regulatory authority, it is not clear what form that regulation might take and what effect these regulatory changes might have on the overall market or on market shares in the US.

Further details of the regulatory landscape affecting the tobacco industry are described in paragraph 20 of Part XIII (“Additional Information”).

Increased excise duty on tobacco products may have an adverse effect on the demand for tobacco products

Tobacco products are subject to excise duty which, in many of the markets in which we operate, represents a substantial percentage of the retail price and has been steadily increasing in recent years. Increasing levels of excise duty have negatively impacted overall consumption and encouraged consumers in affected markets to switch from premium price cigarettes to lower price cigarettes and fine cut tobacco. Future increases in excise duties could result in a substantial decline in the demand for tobacco products or in downtrading to less profitable brands and products and could have an adverse effect on our revenue, profits and financial condition.

We may be adversely affected by changes to the excise duty status of other tobacco products

We are one of the world’s leading manufacturers of other tobacco products by volume and, as such, any unfavourable excise duty treatment of other tobacco products, if widely adopted, may have an adverse effect on our revenue, profits and financial condition.

Disparities in customs duties in different countries and territories can affect the trading and regulatory environment in which we operate

International disparities in rates of excise duty charged on tobacco products have created an environment in which cross-border trading has proliferated, to the detriment of individual government revenues. Within such an environment, there is a risk that tobacco companies and their directors, executive officers and other employees will be subject to investigations by customs or other authorities. Criminal and civil sanctions, negative publicity and allegations of complicity in illegal cross-border trading and money laundering activities may be made against tobacco companies or their directors, executive officers or employees. Along with other responsible members of the tobacco industry and in liaison with government and customs authorities, we have adopted a number of measures, including implementing pre- and post-supply checks on shipments and strengthening information exchanges with customs authorities, to combat illegal cross-border trading. However, because these activities are illegal, the people conducting them generally try to conceal them and accordingly their detection can be difficult.

We have continued to work with customs authorities in a number of countries around the world to counter the illegal trade in tobacco products and we have now signed memoranda of understanding in a total of 13 countries. Discussions are progressing in a number of other countries. In March 2006, together with the other major UK tobacco manufacturers, we signed an industry memorandum of understanding with HMRC that builds on the success of previous memoranda of understanding.

Certain investigations were initiated by the German authorities in January 2003 into alleged foreign trading and related violations by a number of people, including Reemtsma employees during a period prior to its acquisition by the Imperial Tobacco Group. In connection with one of the investigations, the authorities have applied for financial penalties to be imposed on Reemtsma. Such penalties could be imposed if it were ultimately found that former Reemtsma employees had committed offences. In those circumstances, we would seek recovery of any losses under arrangements made on the acquisition of the business. Further details on these investigations are set out in paragraph 21 of Part XIII (“Additional Information”).

We co-operate fully with any investigations by customs or other authorities and we intend to continue to do so. However, there can be no assurances that such investigations will not result in negative publicity or in actions being brought in the future against us, or our respective directors, executive officers or employees, or that any such publicity or actions will not have an adverse effect on our revenue, profits and financial condition. Although we have implemented procedures to detect and control illegal trading of our tobacco products, such procedures can provide only reasonable and not absolute assurance of detecting non-compliance by managing rather than eliminating risk.

We are dependent on our positions in our key countries and on key customer relationships

The continued organic growth of our business is underpinned by our positions in a number of key countries. Our two most significant countries are the United Kingdom and Germany (which together contributed 43 per cent. of our total net revenue and 56 per cent. of our total profit from operations in our financial year ended 30 September 2007). Any future declines in our key markets could have an adverse effect on our revenue, profit and financial condition. The proliferation of the counterfeiting of tobacco products could contribute to any such decline.

Our logistics businesses perform services for a number of key customers under contractual arrangements which have relatively short durations and termination periods. The loss of any of these key customers could have an adverse effect on our revenue, profit and financial condition.

We may be adversely affected by our significant market positions in certain countries

We have significant market positions in certain countries in which we operate, including the United Kingdom, Germany, France, Spain, Morocco and the United States. As a result, we may be subject to enhanced regulatory scrutiny as to competition law in these countries, which could result in adverse regulatory action by the relevant authorities, including the potential for monetary fines and negative publicity. There can be no assurances that any such scrutiny will not result in investigations or actions being brought against us or that any such investigations or publicity will not have an adverse effect on our revenue, profit or financial condition.

Information was supplied by the Imperial Tobacco Group and by a number of other companies to the OFT in October 2003 and April 2005 in relation to an OFT investigation into the operation of the UK tobacco supply chain. On 25 April 2008 the OFT released a statement indicating that it proposed to issue a statement of objections (“SO”) to a number of multiple retailers and two tobacco manufacturers, Imperial Tobacco Limited and Gallaher Limited, alleging that those retailers and manufacturers had engaged in unlawful practices in relation to retail prices for tobacco products in the UK. We are reviewing the SO and the accompanying documents and we have been given until 16 July 2008 to respond in writing to the allegations. In the event that the OFT ultimately decides that we have infringed UK competition law, it may impose a fine which could be material. Further details are set out in paragraph 21 of Part XIII (“Additional Information”).

We could incur substantial damages and costs in connection with litigation

Tobacco manufacturers, including us, have been sued by parties seeking damages for alleged smoking and health-related effects. Although to date no final adverse judgment has been entered and, to our knowledge, no action has been settled in favour of a claimant in any such action in the United Kingdom, Germany, France or Spain (the Group’s most important European countries of operation), there can be no assurance that legal aid or other funding will continue to be denied to claimants in smoking and health-related litigation in any jurisdiction in the future, that favourable decisions will be achieved in the proceedings pending against us, that additional proceedings by private, corporate or public sector claimants will not be commenced against us, or that we will not incur damages which may be material.

Although it is not possible accurately to predict the outcome of any pending smoking and health-related litigation, the Directors believe that we have meritorious defences to the pending actions against us and that they will not have a material adverse effect upon our revenue, profit or financial condition. Regardless of the outcome of any litigation, we will incur costs defending claims which we will not be able to recover fully, irrespective of whether we are successful in defending such claims.

Historically, we have not sold cigarettes in the United States, the jurisdiction with the greatest prevalence of smoking and health-related litigation. However, two subsidiaries, Reemtsma and SEITA, sold relatively small quantities of cigarettes and/or fine cut tobacco in the United States domestic market up to 1999 and up to 2005 respectively. We continue to have limited sales in the US duty free market. In addition, following the completion of our acquisition of Commonwealth Brands, we have acquired a US company which manufactures and sells cigarettes in the United States, while, through the acquisition of Altadis, we have acquired a company which manufactures and sells cigars in the United States. We have started selling tobacco products, including cigarettes, through Commonwealth Brands directly into the US domestic market in conjunction with Commonwealth Brands’ existing operations. Consequently, there can be no assurance that we will not be subject to litigation in the United States in the future. In particular, claims, including class actions, could be made against us in the United States in respect of, among other things, claims for personal injury or death, costs of providing healthcare and costs of court-supervised health monitoring programmes. The damages sought in any such claims could be significant. In November 2007 we received confirmation that the application of Imperial Tobacco and of several affiliated companies to become subsequent participating manufacturers to the Master Settlement Agreement, which all major US industry participants have entered into with, among others, the Attorneys General of 46 US states, to settle healthcare reimbursement claims and other issues, had been approved. Commonwealth Brands and SEITA became SPMs in 1998 and 1999 respectively. However, there can be no assurances that any future litigation against us in the US, if successful, would not have an adverse effect upon our revenue, profit or financial condition.

In addition, even if the Group is not party to litigation, any adverse judgment against a tobacco manufacturer or in relation to the tobacco market could have an impact on market conditions which could adversely affect our revenue, profit or financial condition or could adversely affect the market price for Shares or ADSs.

In addition to smoking and health-related litigation, the Group is subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business and operations. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period, and a substantial judgment could have a material adverse impact on our business, revenue, profit or financial condition, liquidity and results of operations.

The impact of litigation on our business is discussed in further detail in paragraph 21 of Part XIII (“Additional Information”).

We operate in highly competitive markets

Our principal competitors are Philip Morris International Inc., British American Tobacco plc and Japan Tobacco Inc.. These companies generally have greater financial resources than we have and remain strong competitors in the international markets in which we operate. Significant increases in the competitive activity of these companies or other local manufacturers could lead to further competition and pricing pressure on our brands and reduce our profit margins. Our ability to compete with these companies may be limited by the regulatory environment in which we operate, including advertising restrictions, and this may adversely impact our efforts to strengthen our brand portfolio. Actions from our competitors may also have an unfavourable impact on our ability to meet our strategy of growing the Group organically and through acquisitions.

We may be unable to identify further acquisition opportunities

Historically, we have engaged in acquisitions which have been complementary to the organic growth of the Imperial Tobacco Group. The continuation of this expansion strategy is dependent on, among other things, identifying suitable acquisition or investment opportunities and successfully completing those transactions. Where we have identified acquisition opportunities, we have historically faced competition for these acquisitions.

Following completion of the acquisition of Altadis, anti-trust or similar laws may make it difficult for us to make additional acquisitions. Even if we are able to identify candidates for acquisition, it may be difficult to complete transactions. In the future, this could limit our ability to grow by this method or could raise the price of acquisitions and make them less attractive to us. In addition, if we are unable to secure necessary financing, we may not be able to grow our business through acquisitions.

Our failure to manage growth could adversely affect our business

Our strategy includes expansion of our business internationally both through organic growth and by tobacco and tobacco-related acquisitions. Among other things, acquisitions require the attention of management and the diversion of other resources away from organic growth. Our ability to integrate and manage acquired businesses effectively and to handle any future growth will depend upon a number of factors, and failure to manage growth effectively could adversely affect our revenue, profit and financial condition.

Typically, when we acquire a business we acquire all of its liabilities as well as its assets. Although we try to investigate each business thoroughly prior to acquisition and to obtain appropriate representations and warranties as to its assets and liabilities, there can be no assurance that we will be able to identify all actual or potential liabilities of a company prior to its acquisition.

We may be adversely affected by our activities in developing markets

Our expansion into developing markets may present more challenging operating environments where margins in general may be lower and in which commercial practices may be of a lower standard than those in which we have historically operated.

For example, the acquisition of Altadis has increased our sales in developing markets, including such markets as Russia, Morocco and the Middle East. The results and prospects for the Group’s operations in these countries will be dependent, in part, on the political stability, economic activity and policies of those countries.

We conduct business in countries subject to international sanctions

Some of the countries in which we do business or with whom we have commercial dealings through third parties, such as Iran, Syria and Cuba, have been identified by the US State Department as state sponsors of terrorism. Historically, our activities in these jurisdictions have been limited principally to selling tobacco products and to purchasing tobacco leaf and have not been material to our revenue, profits or financial condition. However, following completion of the acquisition of Altadis, our business in Cuba, from which we have previously only sourced tobacco leaf, has become more significant as a result of Altadis’ 50 per cent. ownership interest in Habanos, a company which distributes and sells cigars manufactured in Cuba.

We seek to comply fully with international sanctions to the extent they are applicable to us. However, in doing so we may be restricted in the sources of products that we supply to relevant jurisdictions, in our sources of funding for our operations in those jurisdictions, or by the nationality of the personnel that we involve in these activities. In particular, Altadis’ cigar operations in Cuba could be materially limited by the operation of the United States Cuban Assets Control Regulations and by the United States Cuban Liberty and Democratic Solidarity (Libertad) Act 1996 (commonly known as Helms-Burton). New future sanctions or changes in existing sanctions could further restrict or entirely prevent us from doing business in, or from having commercial dealings with, certain jurisdictions, including Cuba, which could have an adverse effect on our revenue, profit and financial condition.

Furthermore, we may suffer from adverse public reaction or from reputational harm as a result of doing business in, or having commercial dealings through third parties with, countries that have been identified as state sponsors of terrorism by the US State Department, including Iran, Syria and Cuba, or that are subject to international sanctions, notwithstanding that our activities comply with applicable international sanctions and regardless of the materiality of our operations in such countries to our operations or financial condition. Any such reaction could have an adverse effect on our revenue, profit and financial condition or on the market price for Shares and ADSs.

We may be adversely affected by changes in taxation legislation

Our adjusted effective tax rate of around 26.5 per cent. is based on current legislation in the countries in which we operate. Taxation legislation may be subject to future changes which could have an adverse effect on our profit and financial condition.

We are exposed to currency fluctuations

We are exposed to the translation of the results of overseas subsidiaries into pounds sterling as well as the impact of currency fluctuations on our commercial transactions in foreign currencies. For significant acquisitions of overseas companies, borrowings are raised in the appropriate currency to minimise the balance sheet translation risk (or are swapped into the appropriate currency).

In the 2007 financial year, 61 per cent. or £7,502 million of our revenue (2006: 59 per cent. or £6,914 million; 2005: 58 per cent. or £6,519 million) and 61 per cent. or £863 million of our profit from operations (2006: 62 per cent. or £815 million; 2005: 63 per cent. or £780 million) were generated in markets outside the United Kingdom. The majority of sales in these markets are invoiced by us in currencies other than pounds sterling, in particular in euros and US dollars. In addition, nearly all of Altadis’ revenues and operating profits are made in currencies other than pounds sterling.

Our material foreign currency denominated costs include the purchase of tobacco leaf, which is sourced from various countries but purchased principally in US dollars, and packaging materials, which are sourced from various countries and purchased in a number of currencies. Altadis has investments in foreign entities which operate in countries whose currency is different from the euro (mainly in Morocco, Russia, Cuba and the US). Altadis does not have significant operations in the United Kingdom or revenues in pounds sterling. As a result, following completion of the acquisition of Altadis, the Group, with its wider geographic spread, has a greater exposure to the translation of the results of overseas subsidiaries into pounds sterling, as well as the impact of trading transactions in foreign currencies.

We intend to use the proceeds of the Rights Issue to repay the equity bridge facility provided under the Equity Bridge Facility Agreement entered into to finance in part the acquisition of Altadis. As the equity bridge facility is denominated in euros and because the proceeds of the Rights Issue will be in pounds sterling, we may have a material transactional foreign exchange risk. In addition, although we have the ability to redenominate some or all of the equity bridge facility into pounds sterling, to the extent that some or all of the equity bridge facility remains in euros following sizing of the Rights Issue, the proceeds of the Rights Issue might not be sufficient, due to foreign exchange movements, to repay or prepay the equity bridge facility in full. In those circumstances, we may need to borrow additional sums under the Senior Bank Debt Facility Agreement to repay or prepay the equity bridge facility.

Financing arrangements in connection with the acquisition are discussed in more detail in paragraph 19 of Part XIII (“Additional Information”).

We are exposed to tobacco leaf price fluctuations

Our financial results are exposed to fluctuations in the price of tobacco leaf. Other than through the cultivation of tobacco leaf (principally for use in Laos and by our African subsidiaries) and our tobacco plantation in Connecticut, we are not directly involved in the cultivation of tobacco leaf. As with other agricultural commodities, the price of tobacco leaf tends to be cyclical, as supply and demand considerations (including production costs and demand for other agricultural commodities such as foods or bio-energy crops) influence tobacco plantings in those countries where tobacco is grown. Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price. In addition, political situations may result in a significantly reduced tobacco crop in any affected country. This may also lead to increases in price that we may be unable to pass on to customers. We seek to offset these fluctuations and to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, China, India, Turkey, Malawi and Guatemala.

We are exposed to interest rate fluctuations

We are exposed to fluctuations in interest rates on our borrowings and surplus cash. The most material risk is in respect of borrowings. As at 31 March 2008 we had net debt of £17.1 billion (including the facility under the Equity Bridge Facility Agreement). Of this, approximately 10 per cent. of our net debt was denominated in pounds sterling, 74 per cent. in euros, 15 per cent. in US dollars and 1 per cent. in Moroccan dirhams. Accordingly, our financial results are currently mainly exposed to gains or losses arising from fluctuations in pounds sterling, euro and US dollar interest rates.

Our Shares and ADSs are subject to price fluctuations

Shares are risk investments and share prices (including the prices of both our Shares and ADSs) have been and may remain volatile, which could result in investors being unable to realise the amount originally invested. All dividends on our Shares are paid in pounds sterling. Therefore any decline in the pounds sterling/US dollar exchange rate will reduce the US dollar equivalent value of the dividends. Similarly, any such exchange movement could adversely affect the price at which our ADSs trade on the New York Stock Exchange.

A non-exhaustive list of factors that could affect the price of our Shares and ADSs includes:

•                  the same general risks and uncertainties which apply to other businesses, including political stability in the countries in which we operate and source raw materials, the impact of natural disasters and changes in general economic conditions;

•                  operating results;

•                  results of litigation both directly against ourselves and/or other companies within the tobacco sector;

•                  adverse findings in investigations or actions brought against us;

•                  announcements of changes to regulations in respect of advertising, packaging, product constituents and taxation of tobacco products;

•                  regulations restricting smoking in public places;

•                  merger activity, distribution agreements or joint ventures within the tobacco industry;

•                  negative research analyst coverage of our Group or the tobacco industry;

•                  changes to key personnel; and

•                  labour unrest and labour related problems.

We will have significant borrowings which may impair operational and financial performance

We have a significant amount of indebtedness and debt service obligations, which may impair both our operating and financial flexibility and could adversely affect both our business and financial position and our ability to pay dividends.

As at 31 March 2008, we had net debt of £17.1 billion (including the facility under the Equity Bridge Facility Agreement). Following the Rights Issue, our net debt will be around £12.2 billion.

Our substantial indebtedness has important consequences for the holders of our Shares and ADSs. It could potentially cause us to dedicate a substantial portion of cash flow from operations to payments to service debt, depending on the level of borrowings, prevailing interest rates and exchange rate fluctuations, which would reduce the funds available to us for working capital, capital expenditure, acquisitions and other general corporate purposes. It could also curtail our ability to pay dividends; limit our ability to borrow additional funds for working capital (in the period beyond the 12 months from the date of this Prospectus), capital expenditure, acquisitions and other general corporate purposes; limit our flexibility in planning for, or reacting to, changes in technology, customer demand, competitive pressures and the industry in which we operate; place us at a competitive disadvantage compared to our competitors that are less leveraged than we are; and increase our vulnerability to both general and industry-specific adverse economic conditions.

Our debt facilities contain a number of financial, operating and other obligations that may limit our operating and financial flexibility. Our ability to comply with these obligations will depend on the future performance of the business.

Nothing in this paragraph qualifies the statement in paragraph 22 of Part XIII (“Additional Information”).

We may find it difficult to obtain new financing when our current financing expires

We currently use funds made available through various sources of financing, including bank facilities and the issue of capital markets debt. Access to financing in the future, beyond 12 months from the date of this Prospectus, will depend on, amongst other things, suitable market conditions and the maintenance of suitable long term credit ratings. Our credit ratings may be adversely affected by various factors, including increases in debt levels, decreases in earnings, declines in customer demand, increased regulation, deterioration in general economic and business conditions and adverse publicity. If conditions in credit markets are unfavourable or our credit rating is downgraded at the time when our current sources of financing expire or when we are looking to refinance them, we may not be able to obtain new sources of financing or may only be able to obtain new sources of financing at higher costs.

Nothing in this paragraph qualifies the statement in paragraph 22 of Part XIII (“Additional Information”) and this risk factor only applies to the period beyond 12 months from the date of this Prospectus.

Our labour relations or labour unrest may affect operational and financial performance

We believe that all of our operations have, in general, good relations with their employees, employee representatives and unions. However, there can be no assurance that our business or operations will not be affected by labour-related problems in the future, including in connection with our integration of the Altadis Group and any actions or developments relating to it. There can be no assurance that any deterioration in labour relations, or any disputes or work stoppages or other labour-related developments (including problems experienced during any consultation procedures or programmes or the introduction of new labour regulations in countries where we operate), will not adversely affect our revenue, profit and financial condition.

We could fail to attract or retain senior management or other key employees

The loss of the services of certain key employees, particularly to competitors or other consumer product companies, could have a material adverse effect on our revenue, profit and financial condition. In addition, as the Group’s business develops and expands, we believe that the Group’s future success will depend on its ability to attract and retain highly skilled and qualified personnel, which cannot be guaranteed.

The failure to attract or retain key personnel could significantly impede our financial plans, growth, marketing and other objectives. Our success depends to a substantial extent on the ability and experience of our senior management.

Additional risks for Overseas Shareholders

Overseas Shareholders may be subject to the following additional risks:

•                  The ability of an Overseas Shareholder to bring an action against us may be limited under English law. We are a public limited company incorporated under the laws of England and Wales. The rights of holders of Shares are governed by English law and by our memorandum of association and the Articles. These rights differ from the rights of shareholders in typical US corporations and some other non-UK corporations. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring derivative actions. Under English law generally, only our company can be the proper claimant in proceedings in respect of wrongful acts committed against it. In addition, it may be difficult for an Overseas Shareholder to prevail in a claim against us under, or to enforce liabilities predicated upon, non-UK securities laws.

•                  An Overseas Shareholder may not be able to enforce a judgment against some or all of our Directors and executive officers. The majority of our Directors and executive officers are residents of the UK and not of the United States. Consequently, it may not be possible for an Overseas Shareholder to effect service of process upon our Directors and executive officers within the Overseas Shareholder’s country of residence or to enforce against our Directors and executive officers judgments of courts of the Overseas Shareholder’s country of residence based on civil liabilities under that country’s securities laws. There can be no assurance that an Overseas Shareholder will be able to enforce any judgments in civil and commercial matters or any judgments under the securities laws of countries other than the UK against our Directors or executive officers who are residents of the UK or of countries other than those in which judgment is made. In addition, English or other courts may not impose civil liability on our Directors or executive officers in any original action based solely on the foreign securities laws brought against us or our Directors in a court of competent jurisdiction in England or other countries.

2.                                       Risks relating to the acquisition of Altadis

Lack of significant due diligence access to the Altadis Group

Altadis was acquired by way of a public tender offer and we did not have access to perform significant due diligence on the Altadis Group prior to completion of the acquisition. As such, in the event that liabilities or other problems concerning the Altadis Group arise, we will not have warranty or indemnity protection.

The success of the acquisition of Altadis will be dependent upon our ability to integrate the Altadis Group

The success of the acquisition will be dependent upon our ability to integrate the Altadis Group without disruption to our and its existing business. See also the paragraph headed “Our labour relations or labour unrest may affect operational and financial performance” above. The integration of the Altadis Group may involve particular challenges and will require management attention that would otherwise be devoted to running the Group’s business. We can offer no assurance that we will realise the potential benefits of the acquisition to the extent, at the cost and within the timeframe contemplated. If we are unable successfully to integrate the Altadis Group, this could have a negative impact on our revenue, profit and financial condition.

The Altadis Group may not perform in line with expectations

If the financial results and cash flows generated by the Altadis Group are not in line with our expectations, a write-down may be required against the carrying value of our investment in Altadis. Such a write-down may affect our business and may also reduce our ability to generate distributable reserves by the extent of the write-down and consequently affect our ability to pay dividends.

Changes in currency exchange rates may affect how certain items are reported in our accounts

If the euro appreciates against the pound sterling, such appreciation will increase the total investment and the cash flow generated by Altadis as reported in our accounts as we report in pounds sterling. Conversely, if the euro depreciates against the pound sterling, such depreciation will decrease the total investment and the cash flow generated by Altadis as reported in our accounts.

3.                                       Risks relating to the Rights Issue

An active trading market in Nil Paid Rights or Fully Paid Rights may not develop

An active trading market in the Nil Paid Rights or Fully Paid Rights may not develop on the London Stock Exchange during the trading period. In addition, because the trading price of the Nil Paid Rights and the Fully Paid Rights depends on the trading price of the Shares, the Nil Paid Rights and the Fully Paid Rights price may be volatile and subject to the same risks as noted in the paragraph entitled “Our Shares and ADSs are subject to price fluctuations” above.

Dilution of ownership of Shares

Those Shareholders, including shareholders in the United States and other jurisdictions where their participation is restricted for legal, regulatory or other reasons, who do not participate in the Rights Issue (either by not taking up their full entitlement under the Rights Issue, or otherwise) will suffer a reduction in their proportionate ownership and voting interest in our share capital as represented by their holding of Shares immediately following the issue of Shares pursuant to the Rights Issue. We have made arrangements under which the Underwriters will try to find investors by 3.00 p.m. on 16 June 2008 to take up the rights of Shareholders who do not participate in the Rights Issue. If the Underwriters do find investors who agree to pay a premium over the Issue Price and the related expenses of procuring those investors (including any applicable brokerage and commissions and amounts in respect of value added tax), then such premium will be paid to such Shareholders who did not participate in the Rights Issue pro rata to their relevant provisional allotments, save that amounts of less than £5.00 per holding will not be so paid, but will be aggregated and retained for the benefit of the Company.

PART III

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Each of the times and dates in the table below is indicative only and may be subject to change.

2008

Record Date for Rights Issue	close of business on 15 May

Despatch of Provisional Allotment Letters (to Qualifying Non-CREST Shareholders only)	20 May

Nil Paid Rights credited to stock accounts in CREST of Qualifying CREST Shareholders	21 May

Dealings in New Shares, nil paid, commence on the London Stock Exchange and Existing Shares marked “ex-rights”	8.00 a.m. on 21 May

Nil Paid Rights and Fully Paid Rights enabled in CREST	8.00 a.m. on 21 May

Recommended latest time and date for requesting withdrawal of Nil Paid Rights from CREST (i.e. if your Nil Paid Rights are in CREST and you wish to convert them to certificated form)	4.30 p.m. on 5 June

Recommended latest time and date for depositing renounced Provisional Allotment Letters, nil or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account

3.00 p.m. on 6 June

Latest time and date for splitting Provisional Allotment Letters, nil or fully paid	3.00 p.m. on 9 June

Latest time and date for registration of renunciation of Provisional Allotment Letters, nil paid and fully paid	11.00 a.m. on 11 June

Latest time and date for acceptance, payment in full and registration of renunciation of Provisional Allotment Letters	11.00 a.m. on 11 June

Commencement of dealings in New Shares, fully paid, on the London Stock Exchange	8.00 a.m. on 12 June

New Shares credited to CREST stock accounts	12 June

Expected date of despatch of definitive share certificates for the New Shares in certificated form	18 June

The times set out in the expected timetable of principal events above and mentioned throughout this Prospectus are times in London, United Kingdom. The times and dates set out in the expected timetable of principal events above and mentioned throughout this Prospectus may be adjusted by Imperial Tobacco in consultation with the Underwriters, in which event details of the new times and dates will be notified to the UK Listing Authority, the London Stock Exchange and, where appropriate, Qualifying Shareholders.

If you have any queries on the procedure for acceptance and payment then please call the Shareholder Helpline on 0871 384 2987 (from inside the UK) or +44 121 415 0278 (from outside the UK). Calls to this number are charged at 8p per minute from a BT landline. Other telephony provider costs may vary. For legal reasons, the Shareholder Helpline will be unable to give advice on the merits of the Rights Issue or to provide financial, tax or investment advice.

PART IV

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors:
	Iain Napier	Chairman and Non-Executive Director
	Gareth Davis	Chief Executive
	Robert Dyrbus	Finance Director
	Graham Blashill	Sales and Marketing Director
	Alison Cooper	Corporate Development Director
	Pierre Jungels	Senior Independent Non-Executive Director
	Bruno Bich	Non-Executive Director
	Kenneth Burnett	Non-Executive Director
	Michael Herlihy	Non-Executive Director
	Charles Knott	Non-Executive Director
	Susan Murray	Non-Executive Director
	Mark Williamson	Non-Executive Director

Company Secretary:	Matthew Phillips

Registered and head office:	PO Box 244 Upton Road Bristol BS99 7UJ United Kingdom

Lead financial adviser, sponsor and underwriter:	Citi Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom

Financial adviser and underwriter:	Lehman Brothers 25 Bank Street London E14 5LE United Kingdom

Joint broker, underwriter and listing agent:	Hoare Govett Limited 250 Bishopsgate London EC2M 4AA United Kingdom

Joint broker, underwriter and financial adviser:	Morgan Stanley 25 Cabot Square Canary Wharf London E14 4QA United Kingdom

Legal adviser to the Company as to English and US law:	Allen & Overy LLP One Bishops Square London E1 6AD United Kingdom

Legal adviser to the financial advisers, sponsor, underwriters, brokers and listing agent as to English and US law:	Ashurst LLP Broadwalk House 5 Appold Street London EC2A 2HA United Kingdom

Auditors:	PricewaterhouseCoopers LLP Chartered Accountants and Registered Auditors 31 Great George Street Bristol BS1 5QD United Kingdom

Registrar and Receiving Agent:	Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA United Kingdom

PART V

RIGHTS ISSUE STATISTICS

Issue Price per New Share	1,475 pence

Basis of Rights Issue	1 New Share for every 2 Existing Shares

Number of Shares in issue at the date of this Prospectus(1)	677,483,921

Number of Shares provisionally allotted pursuant to the Rights Issue	338,741,960

Number of Shares in issue immediately following the Rights Issue(1)	1,016,225,881

Estimated net proceeds of the Rights Issue	£4.9 billion

Estimated costs and expenses of, and incidental to, the Rights Issue	£93 million

Note:

(1)                    Not including Shares held in treasury by the Company.

EXPLANATORY NOTES

FORWARD-LOOKING STATEMENTS

The statements contained in this Prospectus that are not historical facts are “forward-looking” statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Imperial Tobacco’s control and all of which are based on Imperial Tobacco’s current beliefs and expectations about future events. Forward-looking statements are typically identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “will”, “could”, “should”, “intends”, “estimates”, “plans”, “assumes” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. In addition, from time to time, Imperial Tobacco or its representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in, but are not limited to, press releases or oral statements made by or with the approval of an authorised executive officer of Imperial Tobacco. These forward-looking statements and other statements contained in this Prospectus regarding matters that are not historical facts involve predictions. No assurance can be given that such future results will be achieved; actual events or results may differ materially as a result of risks and uncertainties facing Imperial Tobacco and its subsidiaries. Such risks and uncertainties could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements. See Part II (“Risk Factors”) for further information in this regard. The forward-looking statements contained in this Prospectus speak only as of the date of this Prospectus and Imperial Tobacco undertakes no duty to, and will not necessarily, update any of them in light of new information or future events, except to the extent required by applicable law, the Prospectus Rules, the Listing Rules and the Disclosure and Transparency Rules.

MARKET DATA

World data and individual market data referred to in this Prospectus with respect to the Imperial Tobacco Group and its competitors are internally generated management estimates derived, where available, from a variety of sources, including internal sales data, factory sales information provided by tobacco manufacturers and importers, customs data, trade journals, publications and governmental statistics, as well as independently compiled market research statistics derived from point of sale surveys and trade questionnaires. In common with industry practice, China is excluded from global data, including market share and market size statistics, unless otherwise indicated. Unless the context otherwise requires, market size and share data referred to herein with respect to the Group and its competitors refer to unit sales in the relevant financial year or relevant six month period.

PART VI

LETTER FROM THE CHAIRMAN OF IMPERIAL TOBACCO

Imperial Tobacco Group PLC

(incorporated under the Companies Act 1985 in England and Wales with registered number 3236483)

Directors:		Registered Office:

Iain Napier	Chairman	PO Box 244
Gareth Davis	Director	Upton Road
Robert Dyrbus	Director	Bristol
Graham Blashill	Director	BS99 7UJ
Alison Cooper	Director
Pierre Jungels	Director
Bruno Bich	Director	Telephone:	0117 963 6636
Kenneth Burnett	Director	Fax:	0117 966 7859
Michael Herlihy	Director
Charles Knott	Director
Susan Murray	Director
Mark Williamson	Director

20 May 2008

Dear Shareholder

1 for 2 Rights Issue of 338,741,960 New Shares at 1,475 pence per Share

1.                                       Introduction

On 25 January 2008 Imperial Tobacco announced that it had completed its acquisition of Altadis for a cash consideration of €50 per share, representing an enterprise value for Altadis of €15.2 billion (£11.3 billion as at 25 January 2008), taking into account Altadis’ net debt and the interests of minority shareholders at that date.

The Company has today announced a fully underwritten Rights Issue in order to repay part of the debt facilities put in place to fund the cash consideration paid for the acquisition of Altadis. At the Extraordinary General Meeting held on 13 August 2007, the acquisition of Altadis was approved by Shareholders, the authorised share capital of the Company was increased to £5,604 million to accommodate the Rights Issue and the Directors were empowered to allot the New Shares in connection with the Rights Issue. Further approval from Shareholders for the Rights Issue is therefore not required. The purpose of this letter is to provide you with details of, and the background to, the Rights Issue.

2.                                       Background to and reasons for the Rights Issue

The acquisition of Altadis was financed through senior bank debt facilities and an equity bridge facility (provided pursuant to the Senior Bank Debt Facility Agreement and the Equity Bridge Facility Agreement respectively) and existing funds of the Group.

The Company is now raising approximately £4.9 billion (net of expenses) by means of a Rights Issue of 338,741,960 New Shares at a price of 1,475 pence per Share, on the basis of 1 New Share for every 2 Existing Shares held on the Record Date. These proceeds will be used to reduce the Group’s financial indebtedness by repaying a significant proportion of the equity bridge facility, with the remainder of the equity bridge facility being repaid using the senior bank debt facilities. Following the Rights Issue, we expect to maintain our investment grade credit rating and to maintain our dividend policy.

The Rights Issue has been fully underwritten by Hoare Govett, Morgan Stanley, Citi and Lehman Brothers. A summary of the material terms of the Underwriting Agreement is set out in paragraph 19 of Part XIII (“Additional Information”). Citi is acting as lead financial adviser, sponsor and underwriter to Imperial Tobacco in relation to the Rights Issue, Lehman Brothers is acting as financial adviser and underwriter to Imperial Tobacco in relation to the Rights Issue and Hoare Govett and Morgan Stanley are acting as joint brokers and underwriters (and, in the case of Morgan Stanley, as financial adviser and, in the case of Hoare Govett, as listing agent) to Imperial Tobacco in relation to the Rights Issue.

3.                                       Information on the Imperial Tobacco Group

Following the acquisition of Altadis, we have reinforced our position as the world’s fourth largest international tobacco company. We manufacture, market and sell a comprehensive range of cigarettes, fine cut tobacco, cigars, rolling papers and tubes and we also provide logistics and distribution services for tobacco and other products. We currently sell products in over 160 countries worldwide, with particular strengths in the UK, Germany, Spain, France, Morocco, the US, The Netherlands, Australia, Russia and Ukraine.

Our international cigarette brands Davidoff, West and Gauloises Blondes are supported by a strong portfolio of regional and local brands such as Fortuna, Lambert & Butler, JPS, Horizon, Fine, Maxim, Excellence, Gitanes, Route 66, USA Gold and Sonoma. Fine cut tobacco brands including Drum and Golden Virginia, cigar brands including Cohiba, Romeo y Julieta and Montecristo (through Habanos) and Dutch Masters and the Rizla rolling papers brand complement the cigarette portfolio. Through Logista, ADF and Altadis Maroc, we operate a major Southern European logistics business. Further details on our businesses can be found in Part IX (“Information on the Imperial Tobacco Group”) and Part XIII (“Additional Information”).

4.                                       Current trading and prospects

On 20 May 2008, we published unaudited interim results for the six months ended 31 March 2008. The overall anticipated performance of the Group for the financial year ending 30 September 2008 remains in line with the Directors’ expectations at the time of our trading update in March 2008.

5.                                       Principal terms and conditions of the Rights Issue

The Company is now raising approximately £4.9 billion (net of expenses) by way of the Rights Issue. The Issue Price of 1,475 pence per New Share, which is payable in full on acceptance by no later than 11.00 a.m. on 11 June 2008, represents a 43.1 per cent. discount to the closing middle market price quotation as derived from the London Stock Exchange’s Daily Official List of 2,618 pence per Share on 19 May 2008, the last Business Day prior to the announcement of the Rights Issue, adjusted for the dividend of 24 pence per Share declared by the Company on 20 May 2008.

Subject to the fulfilment of, amongst others, the conditions described below, the Company will offer 338,741,960 New Shares by way of rights to Qualifying Shareholders at 1,475 pence per Share, payable in full on acceptance. The Rights Issue will be on the basis of:

1 New Share for every 2 Existing Shares

held by and registered in the names of Qualifying Shareholders on the Record Date, and so in proportion to any other number of Existing Shares then held and otherwise on the terms and conditions set out in this Prospectus and, in the case of Qualifying Non-CREST Shareholders (other than certain Overseas Shareholders) only, the Provisional Allotment Letter. Holdings of Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue. Fractions of New Shares will not be allotted to Qualifying Shareholders and, where necessary, fractional entitlements will be rounded down to the nearest whole number of New Shares. Such fractions will be aggregated and, if possible, sold in the market for the benefit of the Company as soon as practicable after commencement of dealings, nil paid. The net proceeds of such sales (after deduction of expenses) will be aggregated and an equivalent amount will ultimately accrue for the benefit of the Company, save that any Shareholder will be entitled to receive any proceeds in respect of a fractional entitlement of £5.00 or more.

The New Shares will, when issued and fully paid, rank pari passu in all respects with the Existing Shares, including the right to all future dividends and other distributions declared, made or paid, except that they will not rank for the 2008 interim dividend declared by the Company on 20 May 2008. The Rights Issue will result in the issue of 338,741,960 New Shares, which will form 33.3 per cent. of the Shares in issue immediately following the Rights Issue (not including Shares held in treasury by the Company).

Applications have been made for the New Shares to be admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities. It is expected that Admission will become effective and dealings will commence (nil paid) in the New Shares at 8.00 a.m. (London time) on 21 May 2008.

The latest time and date for acceptance and payment in full under the Rights Issue will be 11.00 a.m. on 11 June 2008, unless otherwise announced by the Company via a Regulatory Information Service.

Further information on the Rights Issue, including the terms and conditions thereof and the procedure for acceptance and payment, is set out in Part VIII (“Terms and Conditions of the Rights Issue”).

6.                                       Action to be taken

The procedure for acceptance and payment depends on whether, at the time at which acceptance and payment is made, the Nil Paid Rights are in certificated form (that is, are represented by a Provisional Allotment Letter) or are in uncertificated form (that is, are in CREST).

Qualifying Non-CREST Shareholders

Qualifying Non-CREST Shareholders, other than Shareholders with a registered address in, or who are resident in, the Excluded Territories or are otherwise located in the United States (subject to certain exceptions), have been sent a Provisional Allotment Letter. This shows the number of New Shares that they are entitled to take up and contains details regarding the procedure for acceptance and payment, renunciation, splitting and registration in respect of the New Shares. If you sell or have sold or otherwise transfer or have transferred all your Existing Shares before 21 May 2008 (the “ex-rights date”, that is the date on which the Shares start trading without the right to participate in the Rights Issue), you will not be entitled to participate in the Rights Issue. However, the purchaser or transferee of your Existing Shares may be entitled to participate in the Rights Issue in your place. In this case, please send this Prospectus together with, if you are a Qualifying Non-CREST Shareholder, the Provisional Allotment Letter duly renounced on Form X on page 4 of the Provisional Allotment Letter, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee, except that such documents should not be forwarded to or transmitted into Australia, Canada, Japan, South Africa or the United States. Otherwise, if you are a Qualifying Non-CREST Shareholder, then you should retain this Prospectus for reference pending receipt of a Provisional Allotment Letter. Qualifying Non-CREST Shareholders should note that they will receive no further written communication from the Company in respect of the subject matter of this Prospectus.

Qualifying CREST Shareholders

Qualifying CREST Shareholders (none of whom will receive a Provisional Allotment Letter), other than Shareholders with a registered address in, or who are resident in, the Excluded Territories or are otherwise located in the United States (subject to certain exceptions), are expected to receive a credit to their appropriate stock accounts in CREST on 21 May 2008 in respect of the Nil Paid Rights to which they are entitled. The Nil Paid Rights so credited are expected to be enabled for settlement by Euroclear UK & Ireland by 8.00 a.m. on 21 May 2008, as soon as practicable after the Company has confirmed to Euroclear UK & Ireland that all the conditions for admission of such rights to CREST have been satisfied. The Company reserves the right to allot and/or issue any Nil Paid Rights, Fully Paid Rights or New Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of an interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of the facilities and/or systems operated by the Receiving Agent in connection with CREST.

Qualifying CREST Shareholders should note that they will receive no further written communication from the Company in respect of the subject matter of this Prospectus and that (save in the case of certain Overseas Shareholders) the offer of New Shares pursuant to the Rights Issue is being made to them by means of this Prospectus. They should accordingly retain this Prospectus for, amongst other things, details of the action they should take in respect of the Rights Issue. Qualifying CREST Shareholders who are CREST Sponsored Members should refer to their CREST Sponsors regarding the action to be taken in connection with this Prospectus and the Rights Issue.

Overseas Shareholders

Information for Shareholders who have registered addresses outside the United Kingdom, are citizens or residents of countries other than the United Kingdom, have registered addresses or are resident or otherwise located in the United States or are persons (including, without limitation, custodians, nominees or trustees) who have a contractual obligation to forward this Prospectus to a jurisdiction outside the United Kingdom or who hold Shares for the account or benefit of any such person, appears in paragraph 2.5 of Part VIII (“Terms and Conditions of the Rights Issue”), which sets out the restrictions applicable to such persons. If you are one of the persons described above, it is important that you read paragraph 2.5 of Part VIII (“Terms and Conditions of the Rights Issue”).

The latest time for acceptance and payment in full under the Rights Issue will be 11.00 a.m. on 11 June 2008, unless otherwise announced by the Company via a Regulatory Information Service.

The procedures for acceptance and payment are set out in Part VIII (“Terms and Conditions of the Rights Issue”). Further details of these procedures will, where applicable, also appear in the Provisional Allotment Letter.

7.                                       The Share Plans

Options and awards outstanding under any of the Share Plans will be adjusted in accordance with the rules of the relevant Share Plan. Participants will be notified of any adjustments in due course. Further information will be provided to participants in the SMS about how (if applicable) they can participate in the Rights Issue in due course.

8.                                       UK and US taxation

The information contained in paragraphs 17 and 18 of Part XIII (“Additional Information”) is intended only as a general guide to the current tax position in the United Kingdom and the United States and Shareholders should consult their own tax advisers regarding the tax treatment of the Rights Issue in light of their own circumstances.

9.                                       Dividends and dividend policy

Following the Rights Issue, we expect to maintain our dividend policy, increasing dividends broadly in line with underlying earnings growth, with around a 50 per cent. payout ratio. Our dividend policy is aimed at ensuring that Shareholders continue to benefit from the successful growth and strong cash flows of the Group.

10.                                Further information and risk factors

As previously announced, following the annual general meeting of the Company held on 29 January 2008, the Board resolved that with effect from 15 July 2008 Jean-Dominique Comolli will become Non-Executive Deputy Chairman of the Company. As Mr Comolli will be joining the Board, he is accepting responsibility for the information contained in this Prospectus, as described in paragraph 1 of Part XIII (“Additional Information”).

Your attention is drawn to the further information set out in this Prospectus. In particular, you should consider the risk factors set out in Part II (“Risk Factors”).

Part VII (“Some Questions and Answers on the Rights Issue”) answers some of the questions most often asked by shareholders about rights issues and the procedure for acceptance and payment.

If you have any queries on the procedure for acceptance and payment then please call the Shareholder Helpline on 0871 384 2987 (from inside the UK) or +44 121 415 0278 (from outside the UK). Calls to this number are charged at 8p per minute from a BT landline. Other telephony provider costs may vary. For legal reasons, the Shareholder Helpline will be unable to give advice on the merits of the Rights Issue or to provide financial, tax or investment advice.

11.                                Directors’ intentions

Each of the Directors who holds Shares intends to subscribe for New Shares in respect of his or her full entitlement under the Rights Issue (save in respect of Shares held through Individual Savings Account arrangements).

Yours faithfully

Iain Napier

Chairman

Imperial Tobacco Group PLC

PART VII

SOME QUESTIONS AND ANSWERS ON THE RIGHTS ISSUE

The questions and answers set out in this Part VII are intended to be in general terms only and, as such, you should read Part VIII (“Terms and Conditions of the Rights Issue”) for full details of what action you should take. If you are in any doubt as to what action you should take, please consult your stockbroker, bank manager, solicitor, accountant, fund manager or other independent financial adviser authorised under FSMA if you are in the United Kingdom, or, if you are not, from another appropriately authorised financial adviser.

This Part VII deals with general questions relating to the Rights Issue and more specific questions relating to Shares held in certificated form only. If you hold your Shares in uncertificated form (that is, through CREST), you should read Part VIII (“Terms and Conditions of the Rights Issue”) for full details of what action you should take. If you are a CREST Sponsored Member, you should also consult your CREST Sponsor. If you do not know whether your Shares are in certificated or uncertificated form, please call the Shareholder Helpline on 0871 384 2987 (from inside the UK) or +44 121 415 0278 (from outside the UK). Calls to this number are charged at 8p per minute from a BT landline. Other telephony provider costs may vary. For legal reasons, the Shareholder Helpline will be unable to give advice on the merits of the Rights Issue or to provide financial, tax or investment advice.

1.                                       What is a rights issue?

A rights issue is a way for companies to raise money. Companies do this by giving their existing shareholders a right to buy further shares in proportion to their existing shareholdings.

This Rights Issue is an offer by Imperial Tobacco of 1 New Share at a price of 1,475 pence per Share for every 2 Existing Shares held on the Record Date. If you hold Shares on the Record Date, other than, subject to certain exceptions, those Shareholders with a registered address in any of the Excluded Territories, you will be entitled to buy New Shares under the Rights Issue.

New Shares are being offered to Qualifying Shareholders (other than, subject to certain exceptions, those Shareholders with a registered address in the Excluded Territories or are otherwise located in the United States) in the Rights Issue at a discount to the share price on the last dealing day before the details of the Rights Issue were announced on 20 May 2008. Due to this discount and while the market value of the Existing Shares exceeds the Issue Price, the right to buy the New Shares is potentially valuable. In this Rights Issue, the Issue Price at which the New Shares will be issued of 1,475 pence each represents a 43.1 per cent. discount to the closing middle market price quotation as derived from the London Stock Exchange’s Daily Official List of 2,618 pence per Share on 19 May 2008, the last Business Day prior to the announcement of the Rights Issue, adjusted for the dividend of 24 pence per Share declared by the Company on 20 May 2008.

If you are a Qualifying Shareholder, other than, subject to certain exceptions, a Shareholder with a registered address in the Excluded Territories, and you do not want to buy the New Shares to which you are entitled, you can instead sell or transfer your rights (called “Nil Paid Rights”) to those New Shares and receive the net proceeds, if any, of the sale or transfer in cash. This is referred to as dealing “nil paid”.

2.                                       I hold my Existing Shares in certificated form. What do I need to do in relation to the Rights Issue?

If you hold Shares in certificated form, do not have a registered address in one of the Excluded Territories and you are not otherwise located in the United States (subject to certain exceptions) then you are being sent a Provisional Allotment Letter that shows:

•                  in Box 1: how many Existing Shares you held at the close of business on 15 May 2008 (the Record Date for the Rights Issue);

•                  in Box 2: how many New Shares you are entitled to buy pursuant to the Rights Issue; and

•                  in Box 3: how much you need to pay if you want to take up your right to buy all the New Shares provisionally allotted to you in full.

If you have a registered address in any of the Excluded Territories or are otherwise located in the United States, subject to certain exceptions, you will not receive a Prospectus or a Provisional Allotment Letter.

3.                                       I am a Qualifying Shareholder with a registered address in the United Kingdom and I hold my Existing Shares in certificated form. What are my choices and what should I do with the Provisional Allotment Letter?

(a)                                If you want to take up all your rights

If you want to take up all your rights to subscribe for the New Shares to which you are entitled, all you need to do is send the Provisional Allotment Letter, together with your cheque or banker’s draft for the full amount shown in Box 3, payable to “Equiniti Limited re: Imperial Tobacco — Rights Issue” and crossed “A/C payee only”, by post to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA or by hand (during normal business hours) to Equiniti Limited, Corporate Actions, The Causeway, Worthing, West Sussex BN99 6DA, to arrive by no later than 11.00 a.m. on 11 June 2008. Within the United Kingdom only, you can use the reply-paid envelope which will be enclosed with the Provisional Allotment Letter.

Please note third party cheques will not be accepted other than building society cheques or banker’s drafts. If payment is made by building society cheque (not being a cheque drawn on an account of the applicant) or a banker’s draft, the building society or bank must endorse on the cheque or draft the applicant’s name and the number of an account held in the applicant’s name at such building society or bank, such endorsement being validated by a stamp and an authorised signature.

Instructions will also be set out in the Provisional Allotment Letter. You will be required to pay in full for all the rights you take up. A definitive share certificate will then be sent to you for the New Shares that you buy.

You will only need your Provisional Allotment Letter to be returned to you if you want to deal in your Fully Paid Rights. Your Provisional Allotment Letter will not be returned to you unless you place a cross in Box 4 on page 4 of the Provisional Allotment Letter. Your definitive share certificate for New Shares is expected to be despatched to you by 18 June 2008.

(b)                                If you do not want to take up your rights at all

If you do not want to take up your rights, you do not need to do anything. If you do not return your Provisional Allotment Letter subscribing for the New Shares to which you are entitled by 11.00 a.m. on 11 June 2008, we have made arrangements under which the Underwriters will try to find investors by 3.00 p.m. on 16 June 2008 to take up your rights and those of others who have not taken up their rights. If the Underwriters do find investors who agree to pay a premium over the Issue Price and the related expenses of procuring those investors (including any applicable brokerage and commissions and amounts in respect of value added tax), you will be sent a cheque for your share of the amount of that premium provided that this is £5.00 or more. Cheques are expected to be despatched by 26 June 2008 and will be sent to your existing address appearing on Imperial Tobacco’s register of members (or to the first named holder if you hold your Shares jointly). If the Underwriters cannot find investors who agree to pay a premium over the Issue Price and related expenses so that your entitlement would be £5.00 or more, you will not receive any payment. Alternatively, if you do not want to take up your rights, you can sell or transfer your Nil Paid Rights (see paragraph 3(d) below).

(c)                                 If you want to take up some but not all of your rights

If you want to take up some but not all of your rights and wish to sell some or all of those you do not want to take up, you should first apply to have your Provisional Allotment Letter split by completing Form X on page 4 of the Provisional Allotment Letter, and returning it by post to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom or by hand (during normal business hours) to Equiniti Limited, Corporate Actions, The Causeway, Worthing, West Sussex BN99 6DA, United Kingdom, to be received by 3.00 p.m. on 9 June 2008, the last time and date for splitting Provisional Allotment Letters, together with a covering letter stating the number of split Provisional Allotment Letters required and the number of Nil Paid Rights to be comprised in each split Provisional Allotment Letter. You should then deliver the split Provisional Allotment Letter representing the rights that you wish to take up together with your cheque or banker’s draft to the Receiving Agent (see paragraph 3(a) above) to be received by 11.00 a.m. on 11 June 2008, the last time and date for acceptance and payment in full.

Alternatively, if you only want to take up some of your rights (but not sell some or all of the rest yourself), you should complete Form X on page 4 of the Provisional Allotment Letter and return it with a cheque or banker’s draft together with an accompanying letter indicating the number of Nil Paid Rights that you wish to buy by 3.00 p.m. on 9 June 2008.

(d)                                If you want to sell all of your rights

If you want to sell all of your rights you should complete and sign Form X on page 4 of the Provisional Allotment Letter (if it is not already marked “Original Duly Renounced”) and pass the entire letter to your stockbroker, bank manager or other appropriate financial adviser or to the transferee (provided they are not in any of the Excluded Territories).

The latest time and date for selling all of your rights is 11.00 a.m. on 11 June 2008. Please ensure, however, that you allow enough time so as to enable the person acquiring your rights to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 11 June 2008.

4.                                       I hold my Existing Shares in certificated form. How do I know if I am eligible to participate in the Rights Issue?

If you receive a Provisional Allotment Letter and, subject to certain limited exceptions, are not a holder with a registered address in any of the Excluded Territories or otherwise located in the United States, then you should be eligible to participate in the Rights Issue (as long as you have not sold all of your Existing Shares before 8.00 a.m. on 21 May 2008 (the time when the Existing Shares are separated to be marked “ex-rights” by the London Stock Exchange)).

5.                                       I hold my Existing Shares in certificated form. What if I do not receive a Provisional Allotment Letter?

If you do not receive a Provisional Allotment Letter and you do not hold your Existing Shares in CREST, this probably means that you are not eligible to participate in the Rights Issue. Some Qualifying Shareholders, however, will not receive a Provisional Allotment Letter, but may still be eligible to participate in the Rights Issue, namely:

•                  Qualifying CREST Shareholders;

•                  Non-CREST Shareholders who bought Existing Shares before 21 May 2008, but were not registered as the holders of those Shares at the close of business on 15 May 2008; and

•                  certain Overseas Shareholders.

If you do not receive a Provisional Allotment Letter, but think that you should have received one, please contact the Shareholder Helpline on 0871 384 2987 (from inside the UK) or +44 121 415 0278 (from outside the UK). Calls to this number are charged at 8p per minute from a BT landline. Other telephony provider costs may vary. For legal reasons, the Shareholder Helpline will only be able to provide information contained in this Prospectus (and, in addition, information relating to Imperial Tobacco’s register of members) and will be unable to give advice on the merits of the Rights Issue or to provide financial, tax or investment advice.

6.                                       If I buy Shares after the Record Date will I be eligible to participate in the Rights Issue?

If you bought Shares after the Record Date but prior to 8.00 a.m. on 21 May 2008 (the time when the Existing Shares are expected to start trading ex-rights on the London Stock Exchanges, that is, without the right to participate in the Rights Issue), you may be eligible to participate in the Rights Issue.

If you are in any doubt, please consult your stockbroker, bank or other appropriate financial adviser, or whoever arranged your share purchase, to ensure you claim your entitlement.

If you buy Shares on or after 8.00 a.m. 21 May 2008, you will not be eligible to participate in the Rights Issue in respect of those Shares.

7.                                       I hold my Existing Shares in certificated form. If I take up my rights, when will I receive my New Share certificate?

If you take up your rights under the Rights Issue, share certificates for the New Shares are expected to be posted by 18 June 2008.

8.                                       How do I transfer my rights into the CREST system?

If you are a Qualifying Non-CREST Shareholder, but are a CREST Member and want your New Shares to be in uncertificated form, you should complete Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter), and ensure they are delivered to CCSS to be received by 3.00 p.m. on 6 June 2008 at the latest. CREST Sponsored Members should arrange for their CREST Sponsors to do this.

If you have transferred your rights into the CREST system, you should refer to paragraph 2.2 of Part VIII (“Terms and Conditions of the Rights Issue”) for details on how to pay for the New Shares.

9.                                       What should I do if I think my holding of Shares is incorrect?

If you have bought or sold Shares shortly before 15 May 2008, your transaction may not be entered on the register of members in time to appear on the register at the Record Date. If you are concerned about the figure in Box 1 on page 1 of the Provisional Allotment Letter, please contact the Shareholder Helpline on 0871 384 2987 (from inside the UK) or +44 121 415 0278 (from outside the UK). Calls to this number are charged at 8p per minute from a BT landline. Other telephony provider costs may vary. For legal reasons, the Shareholder Helpline will only be able to provide information contained in this Prospectus (and, in addition, information relating to Imperial Tobacco’s register of members) and will be unable to give advice on the merits of the Rights Issue or to provide financial, tax or investment advice.

10.                                What if the number of New Shares to which I am entitled is not a whole number: am I entitled to fractions of Shares?

If your entitlement to New Shares is not a whole number, you will not receive a New Share in respect of the fraction of a Share. The New Shares representing the aggregated fractions that would otherwise be allotted to Qualifying Shareholders will be sold in the market nil paid for the benefit of Imperial Tobacco, save that any Shareholder will be entitled to receive any proceeds in respect of a fractional entitlement of £5.00 or more.

11.                                Will I be taxed if I take up or sell my rights or if my rights are sold on my behalf?

If your rights are sold, and you hold your Shares as an investment, you may be subject to capital gains tax on any proceeds that you receive from the sale, unless an exemption or relief is available. (Your position is likely to be different if you hold your shares for the purposes of a trade, and this paragraph does not apply to you.) You should not generally be subject to capital gains tax on a sale of your rights if the proceeds do not exceed the greater of (a) £3,000 or (b) five per cent. of the market value of your Shares, although in that case you may have to pay a greater amount of UK tax when you subsequently sell all or any of your Shares than you would have done if you had been subject to capital gains tax on the sale of your rights.

Further information for Qualifying Shareholders who are resident in the United Kingdom for tax purposes is contained in paragraph 17 of Part XIII (“Additional Information”). This information is intended as a general guide to the current tax position in the United Kingdom and Qualifying Shareholders should consult their own tax advisers regarding the tax treatment of the Rights Issue in light of their own circumstances. Qualifying Shareholders who are in any doubt as to their tax position, or who are subject to tax in any other jurisdiction, should consult an appropriate professional adviser as soon as possible.

12.                                I understand that there is a period when there is trading in the Nil Paid Rights. What does this mean?

If you do not want to buy the New Shares being offered to you under the Rights Issue, you can instead sell or transfer your rights (called “Nil Paid Rights”) to those New Shares and receive the net proceeds of the sale or transfer in cash. This is referred to as dealing “nil paid”. This means that, during the Rights Issue offer period (i.e. between 21 May and 11 June 2008), you can either purchase Shares (which will not carry any entitlement to participate in the Rights Issue (sometimes referred to as trading “ex”)) or you can trade in the Nil Paid Rights.

13.                                I hold my Existing Shares in certificated form. What if I want to sell the New Shares for which I have paid?

Provided the New Shares have been paid for and you have requested the return of the receipted Provisional Allotment Letter, you can transfer the Fully Paid Rights by completing Form X, the form of renunciation, on page 4 of the receipted Provisional Allotment Letter in accordance with the instructions set out on page 3 of the Provisional Allotment Letter until 11.00 a.m. on 11 June 2008. After that time, you will be able to sell your New Shares in the normal way. The share certificate relating to your New Shares is expected to be despatched to you by 18 June 2008. Pending despatch of the share certificate, instruments of transfer will be certified by the Registrar against the register.

14.                                What if I hold options and awards under the Share Plans?

Participants in the Share Plans will be contacted separately with further information on how their options and awards granted under such plans may be affected by the Rights Issue.

15.                                What should I do if I live outside the United Kingdom?

Your ability to take up rights to New Shares may be affected by the laws of the country in which you live and you should take professional advice as to whether you require any governmental or other consents or need to observe any other formalities to enable you to take up your rights. Shareholders with registered addresses in the Excluded Territories or who are otherwise located in the United States are, subject to certain limited exceptions, not eligible to participate in the Rights Issue. For further information see paragraph 2.5 of Part VIII (“Terms and Conditions of the Rights Issue”).

Imperial Tobacco has made arrangements under which the Underwriters will try to find investors by 3.00 p.m. on 16 June 2008 to take up your rights and those of others who have not taken up their rights. If the Underwriters do find investors who agree to pay a premium over the Issue Price and the related expenses of procuring those investors (including any applicable brokerage and commissions and amounts in respect of value added tax), you will be sent a cheque for your share of the amount of that premium provided that this is £5.00 or more. Cheques are expected to be despatched by 26 June 2008 and will be sent to your address appearing on Imperial Tobacco’s register of members (or to the first named holder if you hold your shares jointly). If the Underwriters cannot find investors who agree to pay a premium over the Issue Price and related expenses so that your entitlement would be £5.00 or more, you will not receive any payment.

16.                                Will the Rights Issue affect the dividends Imperial Tobacco pays?

Following the Rights Issue, the Company intends to maintain its dividend policy, increasing dividends broadly in line with underlying earnings growth, with around a 50 per cent. payout ratio.

As the New Shares are to be issued at a discount to the current market price of the Existing Shares, the Rights Issue will increase the number of shares in issue by a greater proportion than it increases the current capital base. Therefore, in order to make future dividends per Share comparable to historic dividends per Share, a retrospective downward restatement will be made to all historic dividends per share to reflect this bonus element of the Rights Issue.

17.                                Will my New Shares rank for the interim dividend declared on 20 May 2008?

The New Shares will not rank for the 2008 interim dividend declared by the Company on 20 May 2008.

PART VIII

TERMS AND CONDITIONS OF THE RIGHTS ISSUE

1.                                       Terms and conditions of the Rights Issue

Subject to the fulfilment of the terms and conditions referred to below, the Company proposes to raise net proceeds of approximately £4.9 billion through the Rights Issue at a price of 1,475 pence per Share. The New Shares are being offered to Qualifying Shareholders on the basis set out in this Prospectus (and in the case of Qualifying Non-CREST Shareholders, the Provisional Allotment Letter).

The Issue Price reflects a discount of 43.1 per cent. to the closing middle market price quotation as derived from the London Stock Exchange’s Daily Official List of 2,618 pence per Share on 19 May 2008, the last Business Day prior to the date of announcement of the Rights Issue, adjusted for the dividend of 24 pence per Share declared by the Company on 20 May 2008. The Rights Issue is being made to Qualifying Shareholders on the basis of:

1 New Share for every 2 Existing Shares

held on the Record Date and so in proportion for any other number of Existing Shares then held.

The Nil Paid Rights (also described as New Shares, nil paid) are entitlements to buy the New Shares subject to payment of the Issue Price. The Fully Paid Rights are entitlements to receive the New Shares, for which subscription and payment have already been made.

Holdings of Existing Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue. Entitlements to New Shares will be rounded down to the next lowest whole number and fractions of New Shares will not be allotted to Qualifying Shareholders. Such fractions will be aggregated and, if possible, sold as soon as practicable after the commencement of dealings in the New Shares, nil paid. The net proceeds of such sales (after deduction of expenses) will be aggregated and will ultimately accrue for the benefit of Imperial Tobacco save that any Shareholder will be entitled to receive any proceeds in respect of a fractional entitlement of £5.00 or more.

The attention of Overseas Shareholders or any person (including, without limitation, custodians, nominees and trustees) who has a contractual or other legal obligation to forward this Prospectus into a jurisdiction other than the United Kingdom is drawn to paragraph 2.5 of this Part VIII. Subject to the provisions of paragraph 2.5, Qualifying Shareholders with a registered address in any of the Excluded Territories or who are otherwise located in the United States are not being sent Provisional Allotment Letters and will not have their CREST accounts credited with Nil Paid Rights.

Applications have been made to the UK Listing Authority and to the London Stock Exchange for the New Shares to be admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities. It is expected that Admission will become effective and dealings will commence (nil paid) in the New Shares at 8.00 a.m. on 21 May 2008. The ISIN for the New Shares will be the same as that of the Existing Shares, being GB0004544929. The New Shares and the Existing Shares are in registered form and can be held certificated or uncertificated via CREST.

The ISIN code for the Nil Paid Rights is GB00B2R9HC45 and for the Fully Paid Rights is GB00B2R9HD51.

None of the New Shares are being made available to the public other than pursuant to the Rights Issue.

The Existing Shares are already admitted to CREST. No further application for admission to CREST is required for the New Shares and all of the New Shares when issued and fully paid may be held and transferred by means of CREST. Applications have been made for the Nil Paid Rights and the Fully Paid Rights to be admitted to CREST. Euroclear UK & Ireland requires the Company to confirm to it that certain conditions (imposed by the CREST Manual) are satisfied before Euroclear UK & Ireland will admit any security to CREST. It is expected that these conditions will be satisfied, in respect of the Nil Paid Rights and the Fully Paid Rights, on Admission. As soon as practicable after satisfaction of the conditions, the Company will confirm this to Euroclear UK & Ireland.

The Rights Issue has been underwritten by Hoare Govett, Morgan Stanley, Citi and Lehman Brothers and is conditional upon, amongst other things, Admission of the New Shares becoming effective by no later than 8.30 a.m. on 21 May 2008.

Subject to the conditions in the Underwriting Agreement being satisfied and save as provided in paragraph 2.5 below, it is intended that:

(i)                                    Provisional Allotment Letters will be despatched to Qualifying Non-CREST Shareholders (other than Shareholders with a registered address in, or who are resident in, Excluded Territories, or are otherwise located in the United States (subject to certain exceptions)) at their own risk on 20 May 2008;

(ii)                                 the Receiving Agent will instruct Euroclear UK & Ireland to credit the appropriate stock accounts of Qualifying CREST Shareholders (other than Shareholders with a registered address in, or who are resident in, Excluded Territories, or are otherwise located in the United States (subject to certain exceptions)) with such shareholders’ entitlements to Nil Paid Rights with effect from 8.00 a.m. on 21 May 2008;

(iii)                              the Nil Paid Rights and Fully Paid Rights will be enabled for settlement by Euroclear UK & Ireland by 8.00 a.m. on 21 May 2008, or as soon as practicable after the Company has confirmed to Euroclear UK & Ireland that all the conditions for admission of such rights to CREST have been satisfied;

(iv)                             the New Shares will be credited to relevant Qualifying CREST Shareholders (or relevant renouncees) who validly take up their rights as soon as practicable after 8.00 a.m. on 12 June 2008; and

(v)                                 share certificates for the New Shares will be despatched to Qualifying Non-CREST Shareholders (or their nominees) at their own risk by 18 June 2008.

The offer will be made to Qualifying Non-CREST Shareholders by way of a Provisional Allotment Letter (as described in step (i) above) and to Qualifying CREST Shareholders by way of enablement of the Nil Paid Rights and the Fully Paid Rights (as described in (iii) above).

If the Underwriting Agreement does not become unconditional in all respects by 8.30 a.m. on 21 May 2008 or if it is terminated in accordance with its terms, the Rights Issue will be revoked and will not proceed. Revocation cannot occur after nil paid dealings in the New Shares have begun. A summary of the material terms of the Underwriting Agreement is set out in paragraph 19 of Part XIII (“Additional Information”).

The New Shares will, when issued and fully paid, rank pari passu in all respects with the Existing Shares, including the right to receive all dividends or other distributions made, paid or declared after the date of this Prospectus, except that they will not rank for the 2008 interim dividend declared by the Company on 20 May 2008.

All documents including Provisional Allotment Letters (which constitute temporary documents of title) and cheques posted to or by Qualifying Shareholders and/or their transferees or renouncees (or their agents, as appropriate) will be posted at that person’s own risk.

Shareholders taking up their rights by completing or returning a Provisional Allotment Letter or by sending an MTM instruction to Euroclear UK & Ireland will be deemed to have given the representations and warranties set out in paragraph 2.5.3 of this Part VIII, unless the requirement is waived by Imperial Tobacco and the Underwriters.

2.                                       Action to be taken

The action to be taken in respect of the New Shares depends on whether, at the relevant time, the Nil Paid Rights or Fully Paid Rights in respect of which action is to be taken, are in certificated form (that is, are represented by Provisional Allotment Letters) or are in uncertificated form (that is, are in CREST).

If you have received a Provisional Allotment Letter and are a Qualifying Non-CREST Shareholder, do not have a registered address in any of the Excluded Territories and are not otherwise located in the United States (subject to certain limited exceptions), please refer to paragraph 2.1 and paragraphs 2.3 to 2.8 of this Part VIII.

If you hold your Existing Shares in CREST, do not have a registered address in the Excluded Territories and are not otherwise located in the United States (subject to certain limited exceptions), please refer to paragraph 2.2 and paragraphs 2.3 to 2.8 of this Part VIII and to the CREST Manual for further information on the CREST procedures referred to below.

CREST Sponsored Members should refer to their CREST Sponsors, as only their CREST Sponsors will be able to take the necessary actions specified below to take up the entitlements or otherwise to deal with the Nil Paid Rights or Fully Paid Rights of CREST Sponsored Members.

2.1                                Action to be taken by Qualifying Non-CREST Shareholders in relation to Nil Paid Rights represented by Provisional Allotment Letters

2.1.1                      General

Each Provisional Allotment Letter sets out:

(i)                                    the holding of Existing Shares on which a Qualifying Non-CREST Shareholder’s entitlement to New Shares has been based;

(ii)                                 the aggregate number of New Shares which have been provisionally allotted to that Qualifying Non-CREST Shareholder;

(iii)                              the procedures to be followed if a Qualifying Non-CREST Shareholder wishes to dispose of all or part of his/her entitlement or to convert all or part of his/her entitlement into uncertificated form; and

(iv)                             instructions regarding acceptance and payment, consolidation, splitting and registration of renunciation.

On the basis that Provisional Allotment Letters are posted on 20 May 2008, and that dealings in Nil Paid Rights commence on 21 May 2008, the latest time and date for acceptance and payment in full will be 11.00 a.m. on 11 June 2008.

If the Rights Issue is delayed so that Provisional Allotment Letters cannot be despatched on 20 May 2008, the expected timetable, as set out at the front of this Prospectus, will be adjusted accordingly and the revised dates will be set out in the Provisional Allotment Letters.

2.1.2                      Procedure for acceptance and payment

(i)                                   Qualifying Non-CREST Shareholders who wish to accept in full

Holders of Provisional Allotment Letters who wish to take up all of their entitlement must return the Provisional Allotment Letter, together with a cheque or banker’s draft in pounds sterling, made payable to “Equiniti Limited re: Imperial Tobacco — Rights Issue” and crossed “A/C payee only”, for the full amount payable on acceptance, in accordance with the instructions printed on the Provisional Allotment Letter, by post to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA or by hand (during normal business hours only) to Equiniti Limited, Corporate Actions, The Causeway, Worthing, West Sussex BN99 6DA, so as to arrive as soon as possible and in any event so as to be received by no later than 11.00 a.m. on 11 June 2008. If you post your Provisional Allotment Letter within the UK by first class post, it is recommended that you allow at least four days for delivery. A reply-paid envelope will be enclosed with the Provisional Allotment Letter for this purpose and for use in the United Kingdom only.

(ii)                               Qualifying Non-CREST Shareholders who wish to accept in part

Holders of Provisional Allotment Letters who wish to take up some, but not all, of their Nil Paid Rights and wish to sell some or all of those rights which they do not want to take up, should first apply for split Provisional Allotment Letters by completing Form X on page 4 of the Provisional Allotment Letter, and returning it by post to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom or by hand (during normal business hours only) to Equiniti Limited, Corporate Actions, The Causeway, Worthing, West Sussex BN99 6DA, United Kingdom, so as to arrive as soon as possible and in any event by 3.00 p.m. on 9 June 2008, the last date and time for splitting Nil Paid Rights, together with a covering letter stating the number of split Provisional Allotment Letters required and the number of Nil Paid Rights or Fully Paid Rights (if appropriate) to be comprised in each split Provisional Allotment Letter. Such holders of Provisional Allotment Letters should then deliver the split Provisional Allotment Letter representing the rights they wish to take up together with a cheque or banker’s draft in pounds sterling for this number of rights, payable to “Equiniti Limited re: Imperial Tobacco — Rights Issue” and crossed “A/C payee only” by 11.00 a.m. on 11 June 2008, the last date and time for acceptance. The remaining split Provisional Allotment Letters (representing the New Shares the Shareholder does not wish to take up) will be required in order to sell those rights not being taken up and should be delivered to the transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to such transferee.

Alternatively, Qualifying Non-CREST Shareholders who wish only to take up some of their Nil Paid Rights without selling some or all of the remainder should complete Form X on page 4 of the original Provisional Allotment Letter and return it by post in the reply-paid envelope to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom or by hand (during normal business hours only) to Equiniti Limited, Corporate Actions, The Causeway, Worthing, West Sussex BN99 6DA, United Kingdom, together with a covering letter confirming the number of rights to be taken up and a cheque or banker’s draft in pounds sterling payable to “Equiniti Limited re: Imperial Tobacco — Rights Issue” and crossed “A/C payee only” to pay for this number of rights. In this case, the Provisional Allotment Letter and payment must be received by the Receiving Agent by 3.00 p.m. on 9 June 2008, the last date and time for splitting Nil Paid Rights.

(iii)                           Validity of acceptances

If payment is not received in full by 11.00 a.m. on 11 June 2008, the provisional allotment will be deemed to have been declined and will lapse. The Company may, having consulted the Underwriters and having taken into account their reasonable comments, elect, with the agreement of Hoare Govett (acting for and on behalf of the Underwriters), but shall not be obliged, to treat as valid (i) Provisional Allotment Letters and accompanying remittances for the full amount due which are received through the post after 11.00 a.m. on 11 June 2008 but prior to 11.00 a.m. on 12 June 2008 and (ii) applications in respect of which remittances are received prior to 11.00 a.m. on 11 June 2008 from an authorised person (as defined in FSMA) specifying the number of New Shares to be acquired and undertaking to lodge the relevant Provisional Allotment Letter duly completed in due course.

The Company may, having consulted the Underwriters and having taken into account their reasonable comments, treat a Provisional Allotment Letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or is not accompanied by a valid power of attorney where required.

(iv)                             Payments

All payments must be in pounds sterling and cheques or banker’s drafts should be made payable to “Equiniti Limited re: Imperial Tobacco — Rights Issue” and crossed “A/C payee only”. Cheques or banker’s drafts must be drawn on a bank or building society or branch of a bank or building society in the United Kingdom or Channel Islands which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques and banker’s drafts to be cleared through the facilities provided by any of those companies and must bear the appropriate sort code in the top right hand corner. Cheques or banker’s drafts will be presented for payment upon receipt. The Company reserves the right to instruct the Receiving Agent to seek special clearance of cheques and banker’s drafts to allow the Company to obtain value for remittances at the earliest opportunity. No interest will be allowed on payments made before they are due and any interest on such payments ultimately will accrue for the benefit of the Company. It is a term of the Rights Issue that cheques shall be honoured on first presentation and the Company may elect to treat as invalid acceptances in respect of which cheques are not so honoured.

If New Shares have already been allotted to a Qualifying Non-CREST Shareholder prior to any payment not being so honoured or such acceptances being treated as invalid, the Company may (in its absolute discretion as to manner, timing and terms) make arrangements for the sale of such shares on behalf of such Qualifying Non-CREST Shareholder. The Company may hold the proceeds of such sale (net of the Company’s reasonable estimate of any loss that it has suffered as a result of the same and of the expenses of the sale including, without limitation, any stamp duty or SDRT payable on the transfer of such shares, and of all amounts payable by such Qualifying Non-CREST Shareholder pursuant to these provisions in respect of the acquisition of such shares) on behalf of such Qualifying Non-CREST Shareholder. The Company, the Underwriters and any other person shall not be responsible for, or have any liability for, any loss, expense or damage suffered by such Qualifying Non-CREST Shareholder as a result.

2.1.3                      Money Laundering Regulations

If the value of your application exceeds the sterling equivalent of €15,000 (or is one of a series of linked applications, the aggregate value of which exceeds that amount) and you do not pay by a cheque drawn on an account in your own name and/or the account from which payment is to be made is not held within an institution that is authorised in the United Kingdom by the FSA under FSMA, then the verification of identity requirements of the Money Laundering Regulations and FSMA will apply. In accordance with the Money Laundering Regulations 2007 the Receiving Agent is entitled to require, at its absolute discretion, verification of identity from any person lodging a Provisional Allotment Letter (the “applicant”) including, without limitation, any person who appears to the Receiving Agent to be acting on behalf of some other person. The Receiving Agent may conduct searches of databases in order to verify identity or may ask you to provide proof of identity. This may lead to a delay in either carrying out an instruction or in sending a share certificate or may result in an instruction being rejected. The Receiving Agent will not be liable for any loss suffered as a result of the failure of an application.

Submission by an applicant of a Provisional Allotment Letter will constitute a warranty by the applicant that the Money Laundering Regulations will not be breached by acceptance of the remittance and an undertaking by the applicant to provide promptly to the Receiving Agent such information as may be specified by the Receiving Agent as being required for the purposes of the Money Laundering Regulations. Pending the provision of evidence satisfactory to the Receiving Agent as to identity, the Receiving Agent may, after consultation with the Underwriters, and having taken into account their comments and requests, retain a Provisional Allotment Letter lodged by an applicant for New Shares and/or the cheque, banker’s draft or other remittance relating to it and/or not enter the New Shares to which it relates on the register of members or issue any share certificate in respect of them. If satisfactory evidence of identity has not been provided within a reasonable time, then the acceptance will not be valid, but will be without prejudice to the right of the Company and/or the Underwriters to take proceedings to recover any loss suffered by them as a result of the failure of the applicant to provide satisfactory evidence. In that case, the application monies (without interest) will be returned to the bank or building society account from which payment was made.

The following guidance is provided in order to reduce the likelihood of difficulties, delays and potential rejection of an application (but does not limit the right of the Receiving Agent to require verification of identity as stated above):

(i)                                    Payment should be made by a cheque drawn from a UK bank on an account in the name of the applicant. If this is not practicable an applicant may submit a cheque drawn by a building society or a banker’s draft. If an applicant uses a cheque drawn by a building society or a banker’s draft, the applicant should:

(a)                                   write the applicant’s name and address on the back of the building society cheque or banker’s draft and, in the case of an individual, record his/her date of birth against his/her name; and

(b)                                  ask the building society or bank to print on the cheque the full name and account number of the person whose building society or bank account is being debited or to write those details on the back of the cheque and add their stamp.

(ii)                                 If an applicant submits a third party cheque, the Receiving Agent reserves the right, if required, not to present the cheque for payment until money laundering requirements are satisfied in full for both the applicant and the drawer of the cheque. If these criteria are not satisfied the Provisional Allotment Letter will not be processed.

(iii)                              The Receiving Agent reserves the right to require the submission of primary and secondary documentation from both the applicant and the drawer of the cheque to support money laundering requirements. Primary supporting documentation could be an original or certified copy of a passport, driving licence or EEA Member State identity card. Examples of secondary documentation could include a recent bank or building society statement or a local authority tax bill.

(iv)                             If an application is delivered by hand, the applicant should ensure that he/she has with him/her evidence of identity bearing his/her photograph, for example a valid full passport, together with evidence of his/her address.

If you are making an application as agent for one or more persons and you are not a UK or EU regulated person or institution (e.g. a UK financial institution), irrespective of the value of the application, the Receiving Agent is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf the application is being made. Applicants making an application as agent should specify on the Provisional Allotment Letter if they are a UK or EU regulated person or institution.

2.1.4                      Dealings in Nil Paid Rights

Assuming that the Rights Issue becomes unconditional, dealings on the London Stock Exchange in the Nil Paid Rights are expected to commence at 8.00 a.m. on 21 May 2008. A transfer of Nil Paid Rights can be made (in the case of Qualifying Non-CREST Shareholders) by renunciation of the Provisional Allotment Letter in accordance with the instructions printed on it and delivery of the Provisional Allotment Letter to the transferee. The latest time and date for registration of renunciation of Provisional Allotment Letters, nil paid, is 11.00 a.m. on 11 June 2008.

2.1.5                      Dealings in Fully Paid Rights

After acceptance of the provisional allotment and payment in full, in accordance with the provisions set out in this Prospectus and the Provisional Allotment Letter, the Fully Paid Rights may be transferred by renunciation of the relevant Provisional Allotment Letter and delivering it by post to the Receiving Agent at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA or by hand (during normal business hours only) to Equiniti Limited, Corporate Actions, The Causeway, Worthing, West Sussex BN99 6DA, by no later than 11.00 a.m. on 11 June 2008. Thereafter the New Shares will be in registered form and will be transferable by written instrument of transfer in any usual or common form complying with the Articles or in any other written form which the Directors may approve. Fully paid Provisional Allotment Letters will not be returned to Shareholders unless their return is requested by ticking Box 4 on page 4 of the Provisional Allotment Letter.

2.1.6                      Renunciation and splitting of Provisional Allotment Letters

Qualifying Non-CREST Shareholders who wish to transfer all of their Nil Paid Rights or, after acceptance of the provisional allotment and payment in full, Fully Paid Rights comprised in a Provisional Allotment Letter may (save as required by the laws of certain overseas jurisdictions) renounce such allotment by completing and signing Form X on page 4 of the Provisional Allotment Letter (if it is not already marked “Original Duly Renounced”) and passing the entire Provisional Allotment Letter to their stockbroker or bank or other appropriate financial adviser or to the transferee. Once a Provisional Allotment Letter has been renounced, the letter will become a negotiable instrument in bearer form. The latest time and date for registration of renunciation of Provisional Allotment Letters, fully paid, is 11.00 a.m. on 11 June 2008.

If a holder of a Provisional Allotment Letter wishes to have only some of the New Shares registered in his/her name and to transfer the remainder, or wishes to transfer all the Nil Paid Rights or (if appropriate) Fully Paid Rights but to different persons, he/she may have the Provisional Allotment Letter split, for which purpose he/she or his/her agent must complete and sign Form X on page 4 of the Provisional Allotment Letter. The Provisional Allotment Letter must then be lodged by post to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA or by hand (during normal business hours only) to Equiniti Limited, Corporate Actions, The Causeway, Worthing, West Sussex BN99 6DA, by no later than 3.00 p.m. on 9 June 2008, to be cancelled and exchanged for the split Provisional Allotment Letters required. The number of split Provisional Allotment Letters required and the number of Nil Paid Rights or (as appropriate) Fully Paid Rights to be comprised in each split letter should be stated in an accompanying letter. Form X on page 4 of split Provisional Allotment Letters will be marked “Original Duly Renounced” before issue.

Alternatively, Qualifying Non-CREST Shareholders who wish to take up some of their Nil Paid Rights, without transferring the remainder, should complete Form X on page 4 of the original Provisional Allotment Letter and return it by post to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA or by hand (during normal business hours) to Equiniti Limited, Corporate Actions, The Causeway, Worthing, West Sussex BN99 6DA together with a covering letter confirming the number of New Shares to be taken up and a cheque for the appropriate amount to pay for this number of New Shares. In this case, the Provisional Allotment Letter and payment must be received by the Receiving Agent by 3.00 p.m. on 9 June 2007, being the last date and time for splitting Nil Paid Rights.

The Company reserves the right to refuse to register any renunciation in favour of any person in respect of which the Company believes such renunciation may violate applicable legal or regulatory requirements, including (without limitation) any renunciation in the name of any person with an address outside the United Kingdom.

2.1.7                      Registration in names of Qualifying Shareholders

A Qualifying Shareholder who wishes to have all the New Shares to which he/she is entitled registered in his/her name must accept and make payment for such allotment in accordance with the provisions set out in this Prospectus and the Provisional Allotment Letter.

2.1.8                      Registration in names of persons other than Qualifying Shareholders originally entitled

In order to register Fully Paid Rights in certificated form in the name of someone other than the Qualifying Shareholder(s) originally entitled, the renouncee or his/her agent(s) must complete Form Y on page 4 of the Provisional Allotment Letter (unless the renouncee is a CREST Member who wishes to hold such New Shares in uncertificated form, in which case Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter) must be completed (see paragraph 2.1.9 below)) and lodge the entire Provisional Allotment Letter, when fully paid, by post to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA or by hand (during normal business hours only) to Equiniti Limited, Corporate Actions, The Causeway, Worthing, West Sussex BN99 6DA by no later than 11.00 a.m. on 11 June 2008.

2.1.9                      Deposit of Nil Paid Rights or Fully Paid Rights into CREST

The Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter may be converted into uncertificated form, that is, deposited into CREST (whether such conversion arises as a result of a renunciation of those rights or otherwise). Subject as provided in the following paragraph or in the Provisional Allotment Letter, normal CREST procedures and timings apply in relation to any such conversion. You are recommended to refer to the CREST Manual for details of such procedures.

The procedure for depositing the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter into CREST, whether such rights are to be converted into uncertificated form in the name(s) of the person(s) whose name(s) and address(es) appear(s) on page 1 of the Provisional Allotment Letter or in the name of a person or persons to whom the Provisional Allotment Letter has been renounced is as follows: Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter) will need to be completed and the Provisional Allotment Letter deposited with the CCSS. In addition, the normal CREST Stock Deposit procedures will need to be carried out, except that (i) it will not be necessary to complete and lodge a separate CREST Transfer Form (prescribed under the Stock Transfer Act 1963) with the CCSS and (ii) only the whole of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter may be deposited into CREST. If you wish to deposit only some of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter into CREST, you must first apply for split Provisional Allotment Letters. If the rights represented by more than one Provisional Allotment Letter are to be deposited, the CREST Deposit Form on each Provisional Allotment Letter must be completed and deposited. The consolidation procedure described on page 3 of the Provisional Allotment Letter should not be used.

A holder of the Nil Paid Rights (or, if appropriate, the Fully Paid Rights) represented by a Provisional Allotment Letter who is proposing to convert those rights into uncertificated form (whether following a renunciation of such rights or otherwise) is recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Nil Paid Rights (or, if appropriate, the Fully Paid Rights) in CREST following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 11 June 2008. In particular, having regard to processing times in CREST and on the part of the Receiving Agent, the latest recommended time for depositing a renounced Provisional Allotment Letter (with Form X and the CREST Deposit Form on page 4 of the Provisional Allotment Letter duly completed) with the CCSS (in order to enable the person acquiring the Nil Paid Rights (or, if appropriate, the Fully Paid Rights) in CREST as a result of the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 11 June 2008) is 3.00 p.m. on 6 June 2008.

2.1.10               Issue of New Shares in definitive form

Definitive share certificates in respect of the New Shares to be held in certificated form are expected to be despatched by post by 18 June 2008 to accepting Shareholders at their registered address (unless lodging agent details have been completed in Box 5 on page 4 of the Provisional Allotment Letter). After despatch of the definitive share certificates, Provisional Allotment Letters will cease to be valid for any purpose whatsoever. Pending despatch of definitive share certificates, instruments of transfer of the New Shares will be certified by the Registrar against the register.

2.2                                Action to be taken by Qualifying CREST Shareholders in relation to Nil Paid Rights in CREST

2.2.1                      General

Subject as provided in paragraph 2.5 of this Part VIII in relation to Shareholders with a registered address in, or who are resident in, Excluded Territories, or are otherwise located in the United States (subject to certain exceptions), it is expected that each Qualifying CREST Shareholder will receive a credit to his/her stock account in CREST of his/her entitlement to Nil Paid Rights as soon as practicable after 8.00 a.m. on 21 May 2008. The CREST stock account to be credited will be an account under the Participant ID and member account ID that apply to the Existing Shares held at the close of business on the Record Date by the Qualifying CREST Shareholder in respect of which the Nil Paid Rights are provisionally allotted.

The Nil Paid Rights will constitute a separate security for the purposes of CREST and can accordingly be transferred, in whole or in part, by means of CREST in the same manner as any other security that is admitted to CREST.

If, for any reason, it is impracticable to credit to the stock accounts of Qualifying CREST Shareholders, or to enable the Nil Paid Rights by 8.00 a.m. on 21 May 2008, Provisional Allotment Letters shall, unless the Company and the Underwriters agree otherwise, be sent out in substitution for the Nil Paid Rights which have not been so credited or enabled and the expected timetable as set out in this Prospectus will be adjusted as appropriate. References to dates and times in this Prospectus should be read as subject to any such adjustment. The Company will make an appropriate announcement to a Regulatory Information Service giving details of any revised dates but Qualifying CREST Shareholders may not receive any further written communication.

CREST Members who wish to take up their entitlements in respect of or otherwise to transfer Nil Paid Rights or Fully Paid Rights held by them in CREST should refer to the CREST Manual for further information on the CREST procedures referred to below. Should you need advice with regard to these procedures, please contact the Euroclear Service Desk. If you are a CREST Sponsored Member you should consult your CREST Sponsor if you wish to take up your entitlement as only your CREST Sponsor will be able to take the necessary action to take up your entitlements or otherwise to deal with your Nil Paid Rights or Fully Paid Rights.

CREST Members or CREST Sponsored Members who wish to take up any part of their entitlements which are held for the account or benefit of a person located in the United States (other than through the Company’s ADR facilities) determined to be eligible to participate in the Rights Issue in accordance with the procedures set out in this Prospectus and applicable law will be required to materialise such part of their entitlements and will receive a Provisional Allotment Letter in respect of such part of their entitlements. Any such CREST Member or, where applicable, such CREST Sponsored Member’s CREST Sponsor should contact the Receiving Agent.

2.2.2                      Procedure for acceptance and payment

(i)                                   MTM instructions

CREST Members who wish to take up all or some of their entitlement in respect of Nil Paid Rights in CREST must send (or, if they are CREST Sponsored Members, procure that their CREST Sponsor sends) an MTM instruction to Euroclear UK & Ireland that, on its settlement, will have the following effect:

(a)                                   the crediting of a stock account of the Receiving Agent under the Participant ID and member account ID specified below, with the number of Nil Paid Rights to be taken up;

(b)                                  the creation of a settlement bank payment obligation (as this term is defined in the CREST Manual), in accordance with the RTGS payment mechanism (as this term is defined in the CREST Manual), in favour of the RTGS settlement bank of the Receiving Agent in respect of the full amount payable on acceptance in respect of the Nil Paid Rights referred to in sub-paragraph (a) above; and

(c)                                   the crediting of a stock account of the accepting CREST Member (being an account under the same Participant ID and member account ID as the account from which the Nil Paid Rights are to be debited on settlement of the MTM instruction) of the corresponding number of Fully Paid Rights to which the CREST Member is entitled on taking up his/her Nil Paid Rights referred to in sub-paragraph (a) above.

(ii)                               Contents of MTM instructions

The MTM instruction must be properly authenticated in accordance with Euroclear UK & Ireland’s specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

(a)                                   the number of Nil Paid Rights to which the acceptance relates;

(b)                                  the Participant ID of the accepting CREST Member;

(c)                                   the member account ID of the accepting CREST Member from which the Nil Paid Rights are to be debited;

(d)                                  the Participant ID of the Receiving Agent, in its capacity as a CREST receiving agent. This is 2RA63;

(e)                                   the member account ID of the Receiving Agent, in its capacity as a CREST receiving agent. This is RA 720401;

(f)                                     the number of Fully Paid Rights that the CREST Member is expecting to receive on settlement of the MTM instruction. This must be the same as the number of Nil Paid Rights to which the acceptance relates;

(g)                                  the amount payable by means of the CREST assured payment arrangements on settlement of the MTM instruction. This must be the full amount payable on acceptance in respect of the number of Nil Paid Rights referred to in sub-paragraph (i)(a) above;

(h)                                  the intended settlement date. This must be on or before 11.00 a.m. on 11 June 2008;

(i)                                      the nil paid ISIN number. This is GB00B2R9HC45;

(j)                                      the fully paid ISIN number. This is GB00B2R9HO51; and

(k)                                   the Corporate Action Number for the Rights Issue. This will be available by viewing the relevant corporate action details in CREST.

(iii)                           Valid acceptance

An MTM instruction complying with each of the requirements as to authentication and contents set out in paragraph (ii) above will constitute a valid acceptance where either:

(a)                                   the MTM instruction settles by no later than 11.00 a.m. on 11 June 2008; or

(b)                                  at the discretion of the Company (having consulted with the Underwriters and having taken into account their reasonable comments):

(i)                                    the MTM instruction is received by Euroclear UK & Ireland by no later than 11.00 a.m. on 11 June 2008;

(ii)                                 a number of New Shares (in nil paid form) at least equal to the number inserted in the MTM instruction is credited to the CREST stock member account of the accepting CREST Member specified in the MTM instruction at 11.00 a.m. on 11 June 2008; and

(iii)                              the relevant MTM instruction settles by 2.00 p.m. on 11 June 2008 (or such later time as the Company may determine).

An MTM instruction will be treated as having been received by Euroclear UK & Ireland for these purposes at the time at which the instruction is processed by the Network Providers’ Communications Host (as this term is defined in the CREST Manual) at Euroclear UK & Ireland of the network provider used by the CREST Member (or by the CREST Sponsored Member’s CREST Sponsor). This will be conclusively determined by the input time stamp applied to the MTM instruction by the Network Providers’ Communications Host.

(iv)                             Representations, warranties and undertakings of CREST Members

A CREST Member or CREST Sponsored Member who makes a valid acceptance in accordance with this paragraph 2.2.2 of this Part VIII represents, warrants and undertakes to the Company and the Underwriters that he/she has taken (or procured to be taken), and will take (or will procure to be taken), whatever action is required to be taken by him/her or by his/her CREST Sponsor (as appropriate) to ensure that the MTM instruction concerned is capable of settlement at 11.00 a.m. on 11 June 2008 and remains capable of settlement at all times after that until 2.00 p.m. on 11 June 2008 (or until such later time and date as the Company may determine). In particular, the CREST Member or CREST Sponsored Member represents, warrants and undertakes that, at 11.00 a.m. on 11 June 2008 and at all times thereafter until 2.00 p.m. on 11 June 2008 (or until such later time and date as the Company may determine), there will be sufficient Headroom within the Cap (as those terms are defined in the CREST Manual) in respect of the cash memorandum account to be debited with the amount payable on acceptance to permit the MTM instruction to settle. CREST Sponsored Members should contact their CREST Sponsor if they are in any doubt.

(v)                                 CREST procedures and timings

CREST Members and CREST Sponsors (on behalf of CREST Sponsored Members) should note that Euroclear UK & Ireland does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in relation to the input of an MTM instruction and its settlement in connection with the Rights Issue. It is the responsibility of the CREST Member concerned to take (or, if the CREST Member is a CREST Sponsored Member, to procure that his/her CREST Sponsor takes) the action necessary to ensure that a valid acceptance is received as stated above by 11.00 a.m. on 11 June 2008. In connection with this, CREST Members and (where applicable) CREST Sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(vi)                             CREST member’s undertaking to pay

A CREST Member or CREST Sponsored Member, who makes a valid acceptance in accordance with the procedures set out in this paragraph 2.2.2, (a) undertakes to pay to the Company, or procure the payment to the Company of, the amount payable in pounds sterling on acceptance in accordance with the above procedures or in such other manner as the Company may require (it being acknowledged that, where payment is made by means of the CREST RTGS payment mechanism, the creation of an RTGS payment obligation in pounds sterling in favour of the Receiving Agent’s RTGS settlement bank (as defined in the CREST Manual) in accordance with the RTGS payment mechanism shall, to the extent of the obligation so created, discharge in full the obligation of the CREST Member (or CREST Sponsored Member) to pay to the Company the amount payable on acceptance) and (b) requests that the Fully Paid Rights and/or New Shares to which he/she will become entitled be issued to him/her on the terms set out in this Prospectus and subject to the memorandum of association of the Company and the Articles.

If there is insufficient Headroom within the Cap (as these terms are defined in the CREST Manual) in respect of the cash memorandum account of a CREST Member or CREST Sponsor for such amount to be debited or the CREST Member’s or CREST Sponsor’s acceptance is otherwise treated as invalid and New Shares have already been allotted to such CREST Member or CREST Sponsor the Company may (in its absolute discretion as to the manner, timing and terms) make arrangements for the sale of such shares on behalf of that CREST Member or CREST Sponsor. The Company may hold the proceeds of sale (net of the Company’s reasonable estimate of any loss that it has suffered as a result of the acceptance being treated as invalid and of the expenses of sale including, without limitation, any stamp duty or SDRT payable on the transfer of such shares, and of all amounts payable by the CREST Member or CREST Sponsor pursuant to the provisions of this Part VIII in respect of the acquisition of such shares) on behalf of such CREST Member or CREST Sponsor. The Company, the Underwriters and any other person shall not be responsible for, or have any liability for, any loss, expense or damage suffered by such CREST Member or CREST Sponsor as a result.

(vii)                         Discretion as to rejection and validity of acceptances

The Company may (having consulted with the Underwriters and having taken into account their reasonable comments):

(a)                                   reject any acceptance constituted by an MTM instruction, which is otherwise valid, in the event of breach of any of the representations, warranties and undertakings set out or referred to in this paragraph 2.2.2 of this Part VIII. Where an acceptance is made as described in this paragraph 2.2.2 of this Part VIII, which is otherwise valid, and the MTM instruction concerned fails to settle by 2.00 p.m. on 11 June 2008 (or by such later time and date as the Company and the Underwriters have determined), the Company and the Underwriters shall be entitled to assume, for the purposes of their right to reject an acceptance contained in this paragraph 2.2.2 of this Part VIII, that there has been a breach of the representations, warranties and undertakings set out or referred to in this paragraph 2.2.2 of this Part VIII unless the Company is aware of any reason outside the control of the CREST Member or CREST Sponsor (as appropriate) for the failure to settle;

(b)                                  treat as valid (and binding on the CREST Member or CREST Sponsored Member concerned) an acceptance which does not comply in all respects with the requirements as to validity set out or referred to in this paragraph 2.2.2 of this Part VIII;

(c)                                   accept an alternative properly authenticated dematerialised instruction from a CREST Member or (where applicable) a CREST Sponsor as constituting a valid acceptance in substitution for, or in addition to, an MTM instruction and subject to such further terms and conditions as the Company and the Underwriters may determine;

(d)                                  treat a properly authenticated dematerialised instruction (in this sub-paragraph the “first instruction”) as not constituting a valid acceptance if, at the time at which the Receiving Agent receives a properly authenticated dematerialised instruction giving details of the first instruction, either the Company or the Receiving Agent has received actual notice from Euroclear UK & Ireland of any of the matters specified in regulation 35(5)(a) of the Uncertified Securities Regulations 2001 (as amended from time to time) in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(e)                                   accept an alternative instruction or notification from a CREST Member or (where applicable) a CREST Sponsor, or extend the time for acceptance and/or settlement of an MTM instruction or any alternative instruction or notification, if, for reasons or due to circumstances outside the control of any CREST Member or CREST Sponsored Member or (where applicable) CREST Sponsor, the CREST Member or CREST Sponsored Member is unable validly to take up all or part of his/her Nil Paid Rights by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of facilities and/or systems operated by the Receiving Agent in connection with CREST.

2.2.3                      Money Laundering Regulations

If you hold your Nil Paid Rights in CREST and apply to take up all or part of your entitlement as agent for one or more persons and you are not a UK or EU regulated person or institution (e.g. a UK financial institution), then, irrespective of the value of the application, the Receiving Agent is entitled to take reasonable measures to establish the identity of the person or persons on whose behalf you are making the application. You must therefore contact the Receiving Agent before sending any MTM instruction or other instruction so that appropriate measures may be taken.

Submission of an MTM instruction which constitutes, or which may on its settlement constitute, a valid acceptance as described above constitutes a warranty and undertaking by the applicant to provide promptly to the Receiving Agent any information the Receiving Agent may specify as being required for the purposes of the Money Laundering Regulations or FSMA. Pending the provision of evidence satisfactory to the Receiving Agent as to identity, the Receiving Agent, having consulted with the Company and the Underwriters, may take, or omit to take, such action as it may determine to prevent or delay settlement of the MTM instruction. If satisfactory evidence of identity has not been provided within a reasonable time, then the Receiving Agent will not permit the MTM instruction concerned to proceed to settlement, but without prejudice to the right of the Company and/or the Underwriters to take proceedings to recover any loss suffered by it or them as a result of failure by the applicant to provide satisfactory evidence.

2.2.4                      Dealings in Nil Paid Rights

Assuming that the Rights Issue becomes unconditional, dealings in the Nil Paid Rights on the London Stock Exchange are expected to commence at 8.00 a.m. on 21 May 2008. A transfer (in whole or in part) of Nil Paid Rights can be made by means of CREST in the same manner as any other security that is admitted to CREST. The Nil Paid Rights are expected to be disabled in CREST after the close of CREST business on 11 June 2008.

2.2.5                      Dealings in Fully Paid Rights

After acceptance of the provisional allotment and payment in full in accordance with the provisions set out in this Prospectus, the Fully Paid Rights may be transferred by means of CREST in the same manner as any other security that is admitted to CREST. The last time for settlement of any transfer of Fully Paid Rights in CREST is expected to be 11.00 a.m. on 11 June 2008. The Fully Paid Rights are expected to be disabled in CREST after the close of CREST business on 11 June 2008.

After 11 June 2008, the New Shares will be registered in the name(s) of the person(s) entitled to them in the Company’s register of members and will be transferable in the usual way (see paragraph 2.2.7 of this Part VIII).

2.2.6                      Withdrawal of Nil Paid Rights or Fully Paid Rights from CREST

Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Normal CREST procedures (including timings) apply in relation to any such conversion.

The recommended latest time for receipt by Euroclear UK & Ireland of a properly authenticated dematerialised instruction requesting withdrawal of Nil Paid Rights from CREST is 4.30 p.m. on 5 June 2008, so as to enable the person acquiring or (as appropriate) holding the Nil Paid Rights following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 11 June 2008. You are recommended to refer to the CREST Manual for details of such procedures.

2.2.7                      Issue of New Shares in CREST

Fully Paid Rights in CREST are expected to be disabled in CREST after the close of CREST business on 11 June 2008 (the latest date for settlement of transfers of Fully Paid Rights in CREST). New Shares (in definitive form) will be issued in uncertificated form to those persons registered as holding Fully Paid Rights in CREST at the close of business on the date on which the Fully Paid Rights are disabled. The Receiving Agent will instruct Euroclear UK & Ireland to credit the appropriate stock accounts of those persons (under the same Participant ID and member account ID that applied to the Fully Paid Rights held by those persons) with their entitlements to New Shares with effect from the next Business Day (expected to be 12 June 2008).

2.2.8                      Right to allot/issue in certificated form

Despite any other provision of this Prospectus, the Company reserves the right to allot and/or issue any Nil Paid Rights, Fully Paid Rights or New Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of an interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of the facilities and/or systems operated by the Receiving Agent in connection with CREST.

2.3                                Procedure in respect of rights not taken up (whether certificated or in CREST) and withdrawal

2.3.1                      Procedure in respect of New Shares not taken up

If an entitlement to New Shares is not validly taken up by 11.00 a.m. on 11 June 2008, in accordance with the procedure laid down for acceptance and payment, then that provisional allotment will be deemed to have been declined and will lapse. The Underwriters (as agents to the Company) will each use reasonable endeavours to procure, by no later than 3.00 p.m. on 16 June 2008, subscribers for all (or as many as possible) of those New Shares not taken up at a price per New Share which is at least equal to the aggregate of the Issue Price and the expenses of procuring such subscribers (including any applicable brokerage and commissions and amounts in respect of value added tax).

Notwithstanding the above, the Underwriters may at any time after 11.00 am on 11 June 2008 cease to endeavour to procure any such subscribers if, in their opinion, there is no reasonable likelihood that any such subscribers can be procured at such a price and by such a time. If and to the extent that subscribers for New Shares cannot be procured on the basis outlined above, the relevant New Shares will be subscribed for by the Underwriters or their sub-underwriters at the Issue Price pursuant to the terms of the Underwriting Agreement.

The premium over the aggregate of the Issue Price and the expenses of procuring subscribers (including any applicable brokerage and commissions and amounts in respect of value added tax) shall be paid (subject as provided in this paragraph 2.3):

(i)                                    where the Nil Paid Rights were, at the time they lapsed, represented by a Provisional Allotment Letter, to the person(s) whose name and address(es) appeared on page 1 of the Provisional Allotment Letter;

(ii)                                 where the Nil Paid Rights were, at the time they lapsed, in uncertificated form, to the person registered as the holder of those Nil Paid Rights at the time of their disablement in CREST; and

(iii)                              where an entitlement to the New Shares was not taken up by an Overseas Shareholder, to that Overseas Shareholder.

New Shares for which subscribers are procured on this basis will be re-allotted to such subscribers and the aggregate of any premiums (being the amount paid by the subscribers after deducting the Issue Price and the expenses of procuring the subscribers including any applicable brokerage and commissions and amounts in respect of value added tax), if any, will be paid (without interest) to those persons entitled (as referred to above) pro rata to the relevant lapsed provisional allotments, save that amounts of less than £5.00 per holding will not be so paid, but will be aggregated and retained for the benefit of the Company. Holdings of Shares in certificated and uncertificated form will be treated as being held by different persons for these purposes.

Any transactions undertaken pursuant to this paragraph 2.3 or paragraph 2.5 of this Part VIII shall be deemed to have been undertaken at the request of the persons entitled to the lapsed provisional allotments or other entitlements and neither the Company nor the Underwriters shall be responsible for any loss or damage (whether actual or alleged) arising from the terms or timing of any such subscription, any decision not to endeavour to procure subscribers or the failure to procure subscribers on the basis so described. The Underwriters will be entitled to retain any brokerage fees, commissions or other benefits received in connection with these arrangements. Cheques for the amounts due will be sent by post, at the risk of the person(s) entitled, to their registered addresses (the registered address of the first named in the case of joint holders), provided that, where any entitlement concerned was held in CREST, the amount due will, unless the Company (in its absolute discretion) otherwise determines, be satisfied by the Company procuring the creation of an assured payment obligation in favour of the relevant CREST Member’s (or CREST Sponsored Member’s) RTGS settlement bank (as defined in the CREST Manual) in respect of the cash amount concerned in accordance with the RTGS payment mechanism.

2.3.2                      Withdrawal rights

Where a supplementary prospectus has been published and, prior to the publication, a person has agreed to take up some or all of his/her Nil Paid Rights, he/she may be able to withdraw his/her acceptance under Section 87Q(4) of FSMA by depositing a written notice of withdrawal, which must include the full name and address of the person wishing to exercise such right of withdrawal and, if such person is a CREST Member, the participant ID and the member account ID of such CREST Member, by hand only (during normal business hours) with Equiniti Limited, Corporate Actions, The Causeway, Worthing, West Sussex BN99 6DA, United Kingdom or by facsimile to Equiniti Limited (for further details Shareholders should call the Shareholder Helpline on 0871 384 2987 (from inside the UK) or +44 121 415 0278 (from outside the UK)) so as to be received before the end of the period of two Business Days beginning with the first Business Day after the date on which any supplementary prospectus is published. If such right to withdraw acceptances under Section 87Q(4) of FSMA would apply at any time after the last date for valid acceptance such date shall be postponed to a new date announced by the Company being not earlier than two Business Days following publication of any supplementary prospectus. Notice of withdrawal of acceptance given by any other means or which is deposited with the Receiving Agent after the end of the period of two Business Days beginning with the first Business Day after the date on which the supplementary prospectus was published will be invalid. Calls to the Shareholder Helpline are charged at 8p per minute from a BT landline. Other telephony provider costs may vary. For legal reasons, the Shareholder Helpline will be unable to give advice on the merits of the Rights Issue or to provide financial, tax or investment advice.

Provisional allotments of entitlements to New Shares which are the subject of a valid withdrawal notice will be deemed to be declined and therefore subject to paragraph 2.3.1 as if the rights had not been taken up.

2.4                                Taxation

The information contained in paragraphs 17 and 18 of Part XIII (“Additional Information”) is intended only as a general guide to the current tax position in the United Kingdom and the United States and Qualifying Shareholders should consult their own tax advisers regarding the tax treatment of the Rights Issue in light of their own circumstances.

2.5                                Overseas Shareholders

2.5.1                      General

The making or acceptance of the Rights Issue to or by persons who have registered addresses outside the United Kingdom, or who are resident in, or citizens of, countries outside the United Kingdom, may be affected by the laws of the relevant jurisdiction. Those persons should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

This document has been approved by the FSA, being the competent authority in the United Kingdom. The Company has requested that the FSA provides a certificate of approval and a copy of this document to the competent authorities in Germany, France and the Republic of Ireland together with any other documentation required by the relevant authorities in those jurisdictions pursuant to the passporting provisions of FSMA.

Subject to paragraphs 2.5.2, 2.5.3 and 2.5.4 below of this Part VIII, it is also the responsibility of all persons (including, without limitation, custodians, agents, nominees and trustees) outside the United Kingdom wishing to take up their rights under the Rights Issue to satisfy themselves as to the full observance of the laws of any relevant territory in connection therewith, including the obtaining of any governmental or other consents which may be required, the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such territory. The comments set out in this paragraph 2.5 are intended as a general guide only and any Qualifying Shareholders who are in doubt as to their position should consult their professional adviser without delay.

Receipt of this Prospectus and/or a Provisional Allotment Letter or the crediting of Nil Paid Rights to a stock account in CREST will not constitute an offer in those jurisdictions in which it would be illegal to make an offer, and, in those circumstances, this Prospectus and/or a Provisional Allotment Letter must be treated as sent for information only and should not be copied or redistributed.

New Shares have been provisionally allotted (nil paid) to all Qualifying Shareholders, including Qualifying Shareholders with registered addresses in the Excluded Territories and Qualifying Shareholders who are located in the United States. However, Provisional Allotment Letters will not be sent to, and Nil Paid Rights will not be credited to CREST accounts of, Qualifying Shareholders with registered addresses in the Excluded Territories or who are otherwise located in the United States or their agent or intermediary, except where the Company is satisfied that such action would not result in the contravention of any registration or other legal requirement in any jurisdiction.

Subject to the following, no person receiving a copy of this Prospectus and/or a Provisional Allotment Letter and/or receiving a credit of Nil Paid Rights to a stock account in CREST in any territory other than the United Kingdom may treat the same as constituting an invitation or offer to him/her nor should he/she in any event use the Provisional Allotment Letter or deal with Nil Paid Rights or Fully Paid Rights in CREST unless, in the relevant territory, such an invitation or offer could lawfully be made to him/her or the Provisional Allotment Letter could lawfully be used or dealt with without contravention of any registration or other legal requirements.

Persons (including, without limitation, custodians, agents, nominees and trustees) receiving a copy of this Prospectus and/or a Provisional Allotment Letter or whose stock account in CREST is credited with Nil Paid Rights or Fully Paid Rights should not, in connection with the Rights Issue, distribute or send the same or transfer Nil Paid Rights on Fully Paid Rights in or into any jurisdiction or to any citizen of any such jurisdiction where to do so would or might contravene local security laws or regulations. If a Provisional Allotment Letter or a credit of Nil Paid Rights or Fully Paid Rights in CREST is received by any person in any such territory, or by their agent or nominee, he/she must not seek to take up the rights referred to in the Provisional Allotment Letter or in this Prospectus or renounce the Provisional Allotment Letter or transfer the Nil Paid Rights or Fully Paid Rights in CREST unless the Company determines that such actions would not violate applicable legal or regulatory requirements. Any person (including, without limitation, custodians, nominees and trustees) who does forward this

Prospectus or a Provisional Allotment Letter or transfer Nil Paid Rights or Fully Paid Rights into any such territories (whether pursuant to a contractual or legal obligation or otherwise) should draw the recipient’s attention to the contents of this paragraph 2.5.

The Company reserves the right to treat as invalid and will not be bound to allot or issue any New Shares in respect of any acceptance or purported acceptance of the offer of New Shares which:

(i)                                    appears to the Company or its agents to have been executed, effected or despatched from the United States or any of the other Excluded Territories or by or for the account of a person located in the United States; or

(ii)                                 in the case of a Provisional Allotment Letter, provides an address for delivery of the share certificates in or, in the case of a credit of New Shares in CREST, to a CREST Member or CREST Sponsored Member whose registered address would be in the United States or any of the other Excluded Territories or any other jurisdiction outside the United Kingdom in which it would be unlawful to deliver such share certificates.

The attention of Qualifying Shareholders with registered addresses in the Excluded Territories is drawn to paragraphs 2.5.2 to 2.5.4 below.

If any such Overseas Shareholders do not or are unable to take up the New Shares provisionally allotted to them, such New Shares will be dealt with as described in paragraph 2.3 above. None of the Company, the Underwriters or any other person shall be responsible or have any liability whatsoever for any loss or damage (actual or alleged) arising from the terms or the timing of the acquisition or the procuring of it or any failure to procure subscribers.

Despite any other provision of this Prospectus or the Provisional Allotment Letter, the Company reserves the right to permit any Qualifying Shareholder to take up his/her rights if the Company in its sole and absolute discretion is satisfied that the transaction in question is exempt from or not subject to the legislation or regulations giving rise to the restrictions in question.

These Shareholders who wish, and are permitted, to take up their entitlement should note that payments must be made as described in paragraphs 2.1.2 (Qualifying Non-CREST Shareholders) and 2.2.2 (Qualifying CREST Shareholders) of this Part VIII.

Overseas Shareholders should note that all subscription monies must be in pounds sterling by cheque or banker’s draft and should be drawn on a bank in the United Kingdom, made payable to “Equiniti Limited re: Imperial Tobacco — Rights Issue” and crossed “A/C payee only”.

2.5.2                      Excluded Territories

United States of America

The New Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters have not been and will not be registered under the Securities Act or under any other relevant securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, in or into the United States at any time without registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state laws.

Accordingly, subject to certain exceptions, the offer by way of rights is not being made in the United States and neither this Prospectus nor the Provisional Allotment Letter constitutes or will constitute an offer, or an invitation to apply for, or an offer or invitation to acquire, any New Shares, Nil Paid Rights or Fully Paid Rights in the United States. Subject to certain exceptions, neither this Prospectus nor a Provisional Allotment Letter will be sent to, and no Nil Paid Rights will be credited to a stock account in CREST with a bank or financial institution of, any Qualifying Shareholder with a registered address in the United States or who is otherwise located in the United States and the same must not be transferred to any such shareholder unless such a person satisfies the Company that a relevant exemption from the Securities Act is available. Provisional Allotment Letters or renunciations thereof sent from or post-marked in the United States will be deemed to be invalid.

Subject as provided below, the Company reserves the right to treat as invalid any Provisional Allotment Letter (or renunciation thereof) that appears to the Company or its agents to have been executed in or despatched from the United States or by or for the account of a person located in the United States, or that provides an address in the United States from the acceptance or renunciation of the Rights Issue, or which does not make the warranty set out in the Provisional Allotment Letter to the effect that the person accepting and/or renouncing the Provisional Allotment does not have a registered address and is not otherwise located in the United States, or acting on behalf of a person located in the United States and is not acquiring the Nil Paid Rights, Fully Paid Rights or New Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such Nil Paid Rights, Fully Paid Rights or the New Shares in the United States or where the Company believes acceptance of such Provisional Allotment Letter may infringe applicable legal or regulatory requirements. The Company will not be bound to allot (on a provisional or non-provisional basis) or issue any New Shares, Nil Paid Rights or Fully Paid Rights to any person with an address in, or who is otherwise located in, the United States or acting on behalf of a person located in the United States in whose favour a Provisional Allotment Letter or any Nil Paid Rights, Fully Paid Rights or New Shares may be transferred or renounced. In addition, the Company and the Underwriters reserve the right to reject any MTM instruction sent by or on behalf of any CREST Member with a registered address in the United States or otherwise located in the United States in respect of Nil Paid Rights.

Notwithstanding the foregoing, the Company reserves the right to make the Nil Paid Rights, the Fully Paid Rights, the New Shares and Provisional Allotment Letters available to Accredited Investors that are QIBs in transactions exempt from the registration requirements of the Securities Act. Any such transactions shall be at the sole discretion of the Company. Any person reasonably believed to be an Accredited Investor and a QIB to whom New Shares, Nil Paid Rights or Fully Paid Rights are offered and by whom New Shares, Nil Paid Rights or Fully Paid Rights are acquired will be required to execute and deliver to the Company and/or one or more of its designees an investor letter satisfactory to the Company and the Underwriters setting forth certain restrictions and procedures regarding the New Shares, Nil Paid Rights and Fully Paid Rights, pursuant to which such person will make, amongst other things, the following representations, warranties, agreements and confirmations:

(i)                                    it understands and acknowledges that the Nil Paid Rights, the Fully Paid Rights and the New Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act, and that the Nil Paid Rights, the Fully Paid Rights and the New Shares have not been and will not be registered under the Securities Act or any state securities laws;

(ii)                                 it is (a) both an Accredited Investor and a QIB and (b) aware that any offer or sale of the Nil Paid Rights, the Fully Paid Rights and/or the New Shares to it pursuant to the Rights Issue will be made by way of a private placement in reliance on an exemption from registration under the Securities Act;

(iii)                              in the normal course of its business, it invests in or purchases securities similar to the Nil Paid Rights, the Fully Paid Rights and the New Shares and (a) it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Nil Paid Rights, the Fully Paid Rights and/or the New Shares, (b) it is able to bear the economic risk of an investment in the Nil Paid Rights, the Fully Paid Rights and/or the New Shares for an indefinite period and (c) it has concluded on the basis of information available to it that it is able to bear the risks associated with such investment;

(iv)                               it is purchasing the Nil Paid Rights, the Fully Paid Rights and/or the New Shares in the Rights Issue (a) for its own account or for the account of one or more other Accredited Investors that are QIBs for which it is acting as duly authorized fiduciary or agent or (b) for a discretionary account or accounts as to which it has complete investment discretion and the authority to make these representations, in either case, for investment purposes and not with a view to distribution within the meaning of the Securities Act;

(v)                                  it has received and read a copy of this Prospectus, including the documents and information incorporated by reference or deemed included therein, has had the opportunity to ask questions of representatives of the Company concerning the Company, the Rights Issue, the Nil Paid Rights, the Fully Paid Rights and/or the New Shares, and has made its own investment decision to acquire the Nil Paid Rights, the Fully Paid Rights and/or the New Shares on the basis of its own independent investigation and appraisal of the business, financial condition, prospects, creditworthiness, status and affairs of the Company, the Rights Issue, the Nil Paid Rights, the Fully Paid Rights and the New Shares;

(vi)                               it acknowledges and agrees that it has held and will hold this Prospectus and any Provisional Allotment Letter in confidence, it being understood that this Prospectus and any Provisional Allotment Letter that it has received or will receive are solely for its use and that it has not duplicated, distributed, forwarded, transferred or otherwise transmitted this Prospectus, any Provisional Allotment Letter or any other presentational or other materials concerning the Rights Issue (including electronic copies thereof) to any persons within the United States, and acknowledge and agree that such materials shall not be duplicated, distributed, forwarded, transferred or otherwise transmitted by it. It has made its own assessment concerning the relevant tax, legal and other economic considerations relevant to an investment in the Nil Paid Rights, the Fully Paid Rights and the New Shares;

(vii)                          it acknowledges and agrees that it has not acquired the Nil Paid Rights, the Fully Paid Rights and/or the New Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(viii)                       it acknowledges and agrees that the Nil Paid Rights, the Fully Paid Rights and the New Shares may not be reoffered, sold, pledged or otherwise transferred, and that it will not directly or indirectly reoffer, sell, pledge or otherwise transfer the Nil Paid Rights, the Fully Paid Rights and the New Shares, except (a) in an offshore transaction in accordance with Rule 904 of Regulation S or (b) with respect to the New Shares only, pursuant to Rule 144 of the Securities Act (if available) upon delivery of an opinion of counsel reasonably satisfactory to the Company (unless the delivery of such opinion is waived by the Company); and that in each case, such offer, sale pledge or transfer must, and will, be made in accordance with any applicable securities laws of any state or other jurisdiction of the United States;

(ix)                               it understands and acknowledges that no representation has been, or will be, made by the Company or the Underwriters as to the availability of Rule 144 under the Securities Act or any other exemption under the Securities Act or any state securities laws for the reoffer, pledge or transfer of the New Shares;

(x)                                  it understands that the Nil Paid Rights, the Fully Paid Rights and the New Shares are “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act and that, for so long as they remain “restricted securities”, the New Shares may not be deposited into any unrestricted depositary facility established or maintained by a depositary bank, including the current unrestricted ADR facility maintained by the depositary;

(xi)                               if it were provided a Provisional Allotment Letter, it understands and acknowledges that the Provisional Allotment Letters have not been and will not be registered under the Securities Act and it will not sell or otherwise transfer a Provisional Allotment Letter in the United States and will only sell or otherwise transfer or renounce a Provisional Allotment Letter in an offshore transaction in accordance with Rule 904 of Regulation S;

(xii)                           to the extent it has received or does receive a Provisional Allotment Letter, it understands and acknowledges that the Provisional Allotment Letter shall bear a legend substantially in the form below:

“THIS PROVISIONAL ALLOTMENT LETTER AND THE NEW SHARES OF IMPERIAL TOBACCO GROUP PLC (THE “COMPANY”) TO WHICH IT RELATES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NEITHER THE NEW SHARES NOR THE PROVISIONAL ALLOTMENT LETTERS MAY, SUBJECT TO CERTAIN EXCEPTIONS, BE OFFERED, SOLD, TAKEN UP OR DELIVERED, DIRECTLY OR INDIRECTLY, INTO OR WITHIN THE UNITED STATES OR ITS TERRITORIES OR POSSESSIONS.”;

(xiii)                        it understands and acknowledges that upon the initial issuance thereof, and until such time as the same is no longer required under the Securities Act or applicable state securities laws, the certificates representing the New Shares (other than Restricted ADSs (as defined in (xvii) below which shall bear a similar legend) (to the extent such New Shares are in certificated form), and all certificates issued in exchange therefore or in substitution thereof, shall bear a legend substantially in the form below:

“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY OTHER APPLICABLE SECURITIES LAW. BY ITS ACCEPTANCE OF THESE SECURITIES THE PURCHASER REPRESENTS THAT IT IS BOTH AN INSTITUTIONAL ACCREDITED INVESTOR WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF THE SECURITIES ACT (AN “INSTITUTIONAL ACCREDITED INVESTOR”) AND A QUALIFIED INSTITUTIONAL BUYER (“QIB”) AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT AND THAT IT IS EITHER PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF OTHER PURCHASERS WHO ARE BOTH INSTITUTIONAL ACCREDITED INVESTORS AND QIBs AND AGREES (A)

THAT THE SECURITIES ARE NOT BEING ACQUIRED WITH A VIEW TO DISTRIBUTION AND ANY RESALE OF SUCH SECURITIES WILL BE MADE ONLY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 OF REGULATION S OR PURSUANT TO RULE 144 (IF AVAILABLE) UPON DELIVERY OF AN OPINION OF US COUNSEL REASONABLY SATISFACTORY TO THE COMPANY (UNLESS THE DELIVERY OF SUCH OPINION IS WAIVED BY THE COMPANY) TO THE EFFECT THAT THE RESALE IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, AND (B) THAT SO LONG AS THE SHARES ARE “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144(A)(3) OF THE SECURITIES ACT, THEY MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY.

A RESALE IN ACCORDANCE WITH RULE 904 OF THE SECURITIES ACT MAY INCLUDE A TRANSACTION WHERE NO DIRECTED SELLING EFFORTS ARE MADE IN THE UNITED STATES, THE OFFER IS NOT MADE TO A PERSON IN THE UNITED STATES AND EITHER (A) AT THE TIME THE BUY ORDER IS ORIGINATED, THE BUYER IS OUTSIDE THE UNITED STATES, OR THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE THAT THE BUYER IS OUTSIDE THE UNITED STATES, OR (B) THE TRANSACTION IS EXECUTED IN, OR THROUGH THE FACILITIES OF THE LONDON STOCK EXCHANGE AND NEITHER THE SELLER NOR ANY PERSON ACTING ON ITS BEHALF KNOWS THAT THE TRANSACTION HAS BEEN PRE-ARRANGED WITH A BUYER IN THE UNITED STATES.”;

(xiv)                        it understands and acknowledges that the Company may make notation on its records or give instructions to the registrar and any transfer agent of the Nil Paid Rights, the Fully Paid Rights and the New Shares and to the Depositary under its ADR facility in order to implement the restrictions on transfer set forth and described herein;

(xv)                           none of the Underwriters, their affiliates, or persons acting on its or their behalf have made any representation to it, express or implied, with respect to the Company, the Rights Issue, the Nil Paid Rights, the Fully Paid Rights or the New Shares, or the accuracy, completeness or adequacy of such financial and other information concerning the Company, the Rights Issue, the Nil Paid Rights, the Fully Paid Rights and the New Shares;

(xvi)                        it understands that this Prospectus has been prepared in accordance with UK format and style, which differs from US format and style. In particular, but without limitation, the financial information contained in this Prospectus has been prepared in accordance with UK GAAP or IFRS and thus may not be comparable to financial statements of US companies prepared in accordance with US GAAP; and

(xvii)                     to the extent it receives New Shares represented by ADSs in the Rights Issue (“Restricted ADSs”), (i) it understands that the Restricted ADSs to be delivered to it will be issued under the terms of an amended and restated deposit agreement, dated 2 November 1998, among the Company, the depositary and all holders and beneficial holders of ADSs evidenced by ADRs issued thereunder (as supplemented by an uncertificated ADS side letter dated 21 September 2007 and a restricted ADS side letter to be entered into on the date of this Prospectus, collectively the “Deposit Agreement”), (ii) it agrees to be bound by the terms of the Deposit Agreement and by the terms of the legend set forth therein; and (iii) it understands and agrees that the Restricted ADSs issued to it are not identical to or fungible with the ADSs issued under the terms of the Deposit Agreement and as such, they may not, so long as such Restricted ADSs are issued pursuant to the Deposit Agreement, be entitled to all the rights and benefits of holders of ADSs under the Deposit Agreement that are not Restricted ADSs.

US Shareholders that satisfy the Company as to their status may exercise the Nil Paid Rights and the Fully Paid Rights by delivering a properly completed Provisional Allotment Letter to the Receiving Agent in accordance with the procedures set out in paragraph 2.1.2 of this Part VIII. Overseas Shareholders who are in the United States must also complete, and return to the Company, an investor letter in the appropriate form as described in this paragraph 2.5.2, with a copy to the Underwriters. Overseas Shareholders who hold Shares through a bank, a broker or other financial intermediary, should procure that the relevant bank, broker or financial intermediary submits an investor letter on their behalf. The Company and the Receiving Agent have the discretion to refuse to accept any Provisional Allotment Letter that is incomplete, unexecuted or not accompanied by an executed investor letter or any other required additional documentation.

Any person in the United States who obtains a copy of this Prospectus or a Provisional Allotment Letter and who is not an Accredited Investor and a QIB is required to disregard them.

Potential purchasers of the New Shares in the United States are advised to consult legal counsel prior to making any offer for, resale, pledge or other transfer of such New Shares.

Until 40 days after the commencement of the Rights Issue, an offer, sale or transfer of the New Shares, Nil Paid Rights, Fully Paid Rights or Provisional Allotment Letters within the United States by a dealer (whether or not participating in the Rights Issue) may violate the registration requirements of the Securities Act.

Other Excluded Territories

Qualifying Shareholders with registered addresses in the Excluded Territories will (subject to certain exceptions) not be sent Provisional Allotment Letters or have their CREST accounts credited with Nil Paid Rights.

Due to restrictions under the securities laws of the Excluded Territories and certain commercial considerations, no Provisional Allotment Letters in relation to the New Shares will be sent to, and no Nil Paid Rights or Fully Paid Rights will be credited to a stock account in CREST of Qualifying Shareholders with registered addresses in the Excluded Territories (subject to certain exceptions). The Provisional Allotment Letters, Nil Paid Rights, Fully Paid Rights and New Shares may not be transferred or sold to or renounced or delivered in, any Excluded Territory. No offer of New Shares is being made by virtue of this Prospectus or the Provisional Allotment Letters into the Excluded Territories (subject to certain exceptions).

2.5.3                      Representations and warranties relating to Overseas Shareholders

(i)                                   Qualifying Non-CREST Shareholders

Any person accepting and/or renouncing a Provisional Allotment Letter or requesting registration of the New Shares comprised therein represents and warrants to the Company and the Underwriters that, except where proof has been provided to the Company’s satisfaction that such person’s use of the Provisional Allotment Letter will not result in the contravention of any applicable legal requirement in any jurisdiction, (a) such person is not accepting and/or renouncing the Provisional Allotment Letter, or requesting registration of the relevant New Shares, from within any of the Excluded Territories, (b) such person is not in any territory in which it is unlawful to make or accept an offer to subscribe for New Shares or to use the Provisional Allotment Letter in any manner in which such person has used or will use it, (c) such person is not acting on a non-discretionary basis for a person located within any Excluded Territory or any territory referred to in (b) above at the time the instruction to accept or renounce was given, and (d) such person is not acquiring New Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such New Shares into the United States or any other Excluded Territory or any territory referred to in (b) above. The Company may treat as invalid any acceptance or purported acceptance of the allotment of New Shares comprised in, or renunciation or purported renunciation of, a Provisional Allotment Letter if it (i) appears to the Company to have been executed in or despatched from any Excluded Territory or otherwise in a manner which may involve a breach of the laws of any jurisdiction or if it believes the same may violate any applicable legal or regulatory requirement, (ii) provides an address in any Excluded Territory for delivery of definitive share certificates for New Shares (or any jurisdiction outside the United Kingdom in which it would be unlawful to deliver such certificates), or (iii) purports to exclude the warranty required by this paragraph.

(ii)                               Qualifying CREST Shareholders

A CREST Member or CREST Sponsored Member who makes an acceptance in accordance with the procedures set out in this Part VIII represents and warrants to the Company and the Underwriters that, except where proof has been provided to the Company’s satisfaction that such person’s acceptance will not result in the contravention of any applicable legal requirement in any jurisdiction, (a) he/she is not within any of the Excluded Territories, (b) he/she is not in any territory in which it is unlawful to make or accept an offer to subscribe for New Shares, (c) he/she is not accepting on a non-discretionary basis for a person located within any Excluded Territory or any territory referred to in (b) above at the time the instruction to accept was given, and (d) he/she is not acquiring New Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such New Shares into any Excluded Territory or any territory referred to in (b) above or to a person otherwise located in the United States. The Company reserves the right to reject any MTM instruction sent from any of the Excluded Territories or by a CREST Member who is acting on a non-discretionary basis for the account or benefit of a person located within an Excluded Territory or if it believes the same may violate any applicable legal or regulatory requirement.

2.5.4                      Waiver

The provisions of this paragraph 2.5 and of any other terms of the Rights Issue relating to Overseas Shareholders may be waived, varied or modified as regards specific Shareholders or on a general basis by the Company in its absolute discretion. Subject to this, the provisions of this paragraph 2.5 supersede any terms of the Rights Issue inconsistent herewith. References in this paragraph 2.5 to Shareholders shall include references to the person or persons executing a Provisional Allotment Letter and in the event of more than one person executing a Provisional Allotment Letter, the provisions of this paragraph 2.5 shall apply to them jointly and to each of them.

2.6                                Times and dates

The Company shall in its discretion and after consultation with its financial and legal advisers and with the agreement of the Underwriters be entitled to amend the dates that Provisional Allotment Letters are despatched or dealings in Nil Paid Rights commence or amend or extend the latest date for acceptance under the Rights Issue and all related dates set out in this Prospectus and in such circumstances shall notify the UK Listing Authority and make an announcement on a Regulatory Information Service approved by the UK Listing Authority, but Qualifying Shareholders may not receive any further written communication.

2.7                                Dilution

If a Qualifying Shareholder does not take up the offer of New Shares, such Qualifying Shareholder’s holding will be diluted by approximately 33.3 per cent.

2.8                                Governing law

The terms and conditions of the Rights Issue as set out in this Prospectus and the Provisional Allotment Letter (if applicable) shall be governed by, and construed in accordance with, English law. The New Shares will be created under the Companies Act.

PART IX

INFORMATION ON THE IMPERIAL TOBACCO GROUP

1.                                       Background on the Imperial Tobacco Group

Our tobacco business has a long established history. Imperial Tobacco Company (of Great Britain and Ireland) Limited (“Imperial Tobacco Company”) was formed in 1901 by the merger of 13 independent British tobacco companies which joined forces in the face of competition from the American Tobacco Company. In 1902, a price war between Imperial Tobacco Company and American Tobacco Company was concluded with the formation of British-American Tobacco Company Limited to which the export and duty-free businesses of both companies were transferred. As a result, the primary focus of our business historically was the UK and Irish markets. Imperial Tobacco was incorporated on 6 August 1996 as a public limited company in England and Wales, and became listed on the London Stock Exchange on 1 October 1996, when Hanson PLC spun-off its tobacco business to Imperial Tobacco. On 9 November 1998, our ADSs, each representing two ordinary shares of 10 pence each, were listed on the New York Stock Exchange under the symbol “ITY”. Since 1996, we have pursued a strategy of international growth through targeted organic expansion and acquisitions. This international growth strategy has transformed us from a predominantly UK business into the world’s fourth largest international tobacco company with sales in over 160 countries worldwide.

In furtherance of our strategy of international expansion, between 1997 and 2001 we made a number of acquisitions, with interests in rolling papers, fine cut and pipe tobaccos, and cigarettes in Europe, Australasia and sub-Saharan Africa. In May 2002, we acquired 90.01 per cent. of the issued share capital of Reemtsma. Reemtsma was the fourth largest international cigarette manufacturer in the world by volume, with well-known brand names such as West, Davidoff and R1 and strong representation in Germany and Western, Central and Eastern Europe. In 2004, we acquired the remaining 9.99 per cent. of the issued share capital of Reemtsma bringing our total holding to 100 per cent.

On 23 August 2006 we acquired the Davidoff cigarette trademark which we had previously held under licence. On 2 April 2007 we acquired the entire issued share capital of Commonwealth Brands, marking a significant move into the US tobacco market.

On 25 January 2008, we announced that we completed our acquisition of Altadis for a cash consideration of €50 per share, representing an enterprise value of €15.2 billion (£11.3 billion as at 25 January 2008), taking into account Altadis’ net debt and the interests of minority shareholders at that date. Following the compulsory acquisition process which completed on 21 February 2008, we now own 100 per cent. of the issued share capital of Altadis. Following the acquisition of Altadis, we acquired indirect control of Logista and, pursuant to our obligations under Spanish regulations, made an offer for those shares in Logista not already owned by Altadis. The offer, which was approved by the CNMV on 16 April 2008 at a price of €52.50 per Logista share, completed on 6 May 2008. As a result of the offer, Altadis’ shareholding in Logista increased from 59.62 per cent. to 96.92 per cent. and Altadis intends to compulsorily acquire the remaining shares. In addition, since the offer for Altadis, we disposed of Altadis’ 49.95 per cent. shareholding in Aldeasa to Autogrill S.p.A. We have also agreed to dispose of certain fine cut tobacco and pipe tobacco brands to Philip Morris Products S.A., pursuant to our undertakings to the European Commission given at the time of its clearance of the offer for Altadis. We have continued the programme of non-core asset disposals of €650 million, originally announced by Altadis in April 2007, with €332 million realised at the end of March 2008.

2.                                       Products and services

2.1                                Tobacco

We sell a comprehensive range of cigarettes, cigars, other tobacco products, rolling papers and tubes. The other tobacco product category includes fine cut tobacco including roll your own and make your own tobaccos, pipe tobacco, snuff and snus. Across this multi-product portfolio we have organised our brands into three categories: international, regional and local. Our international strategic brands and certain key regional brands are controlled by our central marketing department, with our other regional and local brands controlled by the most appropriate market. In common with many international tobacco companies, we do not own the rights to all of our brands in every territory in which we operate.

Our international strategic cigarette brands are Davidoff, West and Gauloises Blondes. Within fine cut tobacco, our key international brands are Drum and Golden Virginia, which are complemented by our world leading rolling papers brand, Rizla. We also have a number of leading international cigar brands, including Cohiba, Romeo y Julieta and Montecristo, through Habanos, of which we own 50 per cent.

We have a number of key regional brands such as JPS in Western Europe, Boss, Classic and Maxim in Central and Eastern Europe, and Excellence and Fine in Africa. We also have a strong foundation of local cigarette brands that generate significant profit in their domestic markets such as Lambert & Butler and Richmond in the UK, Fortuna in Spain, Gitanes in France, Horizon in Australia, Marquise in Morocco, John Player Blue in the Republic of Ireland and USA Gold and Sonoma in the US. We also have a portfolio of strong regional and local cigar brands, including Phillies and Dutch Masters in the United States and Farias in Spain.

2.2                                Logistics

Following the acquisition of Altadis, we also have a major logistics business in Southern Europe. In Spain, Portugal and Italy, our logistics business is conducted through Logista and its Italian subsidiary. In France and Morocco, our logistics business is conducted through ADF and Altadis Maroc. The logistics business is divided into two segments: tobacco logistics, which is involved in the transportation of tobacco products in Italy, Spain, Portugal, France and Morocco, and general logistics, which provides specialised transport services for industries such as publishing, pharmacy and cosmetics, as well as general transport and courier services, principally in Spain, Portugal and France.

3.                                       Strategy

Our strategy is to create sustainable shareholder value by growing, both organically and through acquisition. We deliver our strategy by actively pursuing three primary objectives.

3.1                                Sales development

Tobacco

We have a strong international profile, with our products sold in over 160 countries. Taking into account the variations in tobacco markets across the world, we use our position and extensive expertise in each region to seek to maximise shareholder returns.

In the UK, Germany, the US, France and Spain, our strategic focus is on the profitable development of our business by building on our existing positions across all product categories. Our historical roots are in the UK and we have held a significant position in Germany since our acquisition of Reemtsma in 2002. In April 2007 we acquired Commonwealth Brands which gave us access to the US tobacco market and with the acquisition of Altadis we added strong market positions in Spain and France as well as a further enhancement to our US footprint with the cigar business.

These key market positions are complemented by operations in most countries in Western Europe, including The Netherlands, the Republic of Ireland, Belgium, Luxembourg, Portugal, Greece and Italy. In these countries, we are focusing on building cigarette market shares and strengthening our positions in fine cut tobacco, rolling papers and cigars.

Outside Western Europe, we have regional strength in sub-Saharan Africa, the Middle East, selected countries in Central Europe, Eastern Europe, Asia, the Americas and Australasia, as well as duty free. Our key markets within these regions include the Ivory Coast, Morocco, Saudi Arabia, Poland, Russia, Ukraine, Taiwan and Australia. Our strategy in these territories continues to be focused on developing our international strategic and regional brands and expanding our presence in both existing and new markets.

We see opportunities to grow organically, enhancing and extending our existing operations across Europe, the United States and Rest of the World regions. Additionally, we continue to seek opportunities for acquisitions which increase both international scale and penetration in targeted markets, particularly where those businesses have highly complementary geographic profiles and strong brand portfolios.

To ensure we continue to leverage and build brand equity across our international, regional and local brands in cigarette, cigar, fine cut tobacco and rolling papers and tubes, our brand strategy takes a portfolio approach responsive to individual market dynamics and price segmentation.

Logistics

Through Logista, ADF and Altadis Maroc, we operate a major logistics division in Spain, France, Italy, Morocco and Portugal. Our logistics operations consist of tobacco distribution and other logistics activities, including transport services, and logistics for pharmaceutical and tobacco related products. The logistics division is run as an independent business and has always operated on a basis of neutrality. We are committed to maintaining this status.

3.2                                Cost optimisation and efficiency improvements

Our continued focus on reducing costs and improving our efficiency supports our sales development. Our ongoing search for productivity improvements, through the effective use of our assets and by optimising our manufacturing capacity, is the primary driver of our manufacturing strategy. We seek continuous performance improvements and believe there is further potential for cost savings through our ongoing programme of standardisation and the extension of best practice across all our manufacturing facilities, while safeguarding our reputation for quality, flexibility and innovation.

This cost focus extends beyond manufacturing and, throughout the Group, our culture is focused on cost optimisation to help create shareholder value.

3.3                                Effective cash management

Our business is highly cash generative. A key focus is on managing capital expenditure and working capital, tax and interest costs to ensure cash flows are maximised. Our objective is to ensure that the cash we generate is used efficiently through acquisitions, organic investment and returning funds to our shareholders, in order to optimise total shareholder return.

We have invested around £17.5 billion in acquisitions since our listing on the London Stock Exchange in 1996. We are committed to continuing to expand our business through both acquisitions and organic investment opportunities. Additionally, since our listing we have returned over £3.7 billion to Shareholders through a combination of dividends and our share buyback programme. Our dividend policy is to increase dividends broadly in line with underlying earnings growth, with a payout ratio of around 50 per cent.

These strategies are subject to risks and costs that could prevent us from achieving some or all of our objectives; see Part II (“Risk Factors”).

4.                                       Integration process

Since the acquisition of Altadis, we have been undertaking a review of the activities of the Group as a whole with the aim of integrating the Altadis Group. Following the review, the Directors have updated the targeted operational efficiencies to be generated through the integration.

The Directors believe that the Group will be able to generate annual operating efficiencies of approximately €300 million by the end of the financial year ending 30 September 2010, rising to approximately €400 million by the end of the financial year ending 30 September 2012. It is estimated that the one-off cash cost of achieving these efficiencies will be approximately €600 million, ahead of the €470 million previously estimated, reflecting the higher efficiency target. In addition, the Directors believe that annual revenue synergies of approximately €60 million in net revenue will be generated by the close of the financial year ending 30 September 2011 as a result of realising opportunities from the enhanced operating platform and brand and product portfolios.

Operating efficiencies are expected to be generated primarily in the areas of production and purchasing, sales and marketing and corporate overheads. This is expected to involve, for example, optimisation of the Group’s production capacity including the allocation of production between locations; greater economies of scale in purchasing both leaf and non tobacco materials; improvements in the efficiency of the Group’s supply chain and its sales and marketing operations and optimisation of the operations of corporate centres.

The Directors anticipate that the detailed integration projects supporting the achievement of these targets will be progressed in accordance with applicable laws and regulations including those relating to consultation with works councils and employees in mid to late June 2008.

The success of the integration process and the delivery of any operational efficiencies or revenue synergies to the extent, at the cost and within the timescale contemplated are subject to risks, including those set out in Part II (“Risk Factors”).

5.                                       Competition

In the global cigarette market (excluding China), there are a small number of international competitors, of which we are the fourth largest. The four largest international tobacco companies are Philip Morris International Inc., British American Tobacco plc, Japan Tobacco Inc. (including the recently acquired Gallaher Group plc) and Imperial Tobacco (including the recently acquired Altadis). The Directors believe that their current shares of global market volumes, excluding China, are approximately 24 per cent., 19 per cent. (excluding associates), 16 per cent. and 9 per cent. respectively.

In cigars, there are a small number of international brands, many of which we sell through Habanos, and a large number of local and regional brands with disparate ownership.

6.                                       Manufacturing

We seek to share technology and expertise across our factories around the world in order to reduce manufacturing costs and increase efficiency. We focus on high-quality, low-cost manufacturing and have an ongoing drive to improve productivity across the business. We aim to ensure that our manufacturing base is structured effectively, to ensure a fast response to changing market dynamics and consumer requirements. To this end, we have installed new and upgraded machinery in a number of our factories, and closed other factories to increase efficiency.

Our main materials are tobacco leaf, paper, acetate tow (for the production of cigarette filter tips) and printed packaging materials utilising carton board, which are purchased from a number of suppliers. We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, China, India, Turkey, Malawi and Guatemala.

7.                                       Sales and distribution

With many countries adopting the World Health Organization’s Framework Convention on Tobacco Control and the EU Advertising Directive, tobacco advertising and sponsorship has been banned or restricted in a large number of markets. As conventional means of communication between manufacturers and consumers such as advertising and promotion are progressively withdrawn, effectiveness at the point of sale becomes increasingly important. We seek to ensure the wide availability of our product ranges at competitive prices, by optimising the points of sale at which our products are offered and constantly monitoring retail outlets for availability and price competitiveness. We have continued to invest in sales force technology and analysis tools across the Group, and we believe the information provided gives us competitive advantage and supports regular, frequent contact with targeted retailers.

The manner in which we distribute our products varies by country. In some countries, particularly in Western Europe, we distribute our products ourselves (including through the logistics channels of the Altadis Group and Logista). In other countries, particularly in emerging markets, we distribute under agreements with third parties. In the countries in which we have our own distribution networks, we often also distribute products for other tobacco manufacturers.

PART X

OPERATING AND FINANCIAL REVIEW OF THE IMPERIAL TOBACCO GROUP

The following review of the Imperial Tobacco Group’s financial condition and operating results should be read in conjunction with financial information on the Imperial Tobacco Group referred to in Part XI (“Historical Financial Information”) and the other financial information included or referred to elsewhere in this Prospectus. The financial information on the Imperial Tobacco Group for the financial year ended 30 September 2005 used and referred to in this Part X is the financial information for the year ended 30 September 2005 as restated in accordance with IFRS and included in the 2006 Annual Report. The financial statements of Altadis for the financial years ended 31 December 2005, 2006 and 2007, which have been filed with the SEC under Form 6-K on 2 May 2008 and 19 May 2008, are deemed to be included in this Prospectus. References to financial years in this Part X are to the financial years of the Imperial Tobacco Group, unless otherwise stated. The financial information contained in this Part X for the Imperial Tobacco Group for the six months ended 31 March 2007 and 2008 has been extracted without material adjustment from management accounts and has not been audited. As a result of rounding adjustments, the figures in a column may not add up to the total for that column and percentage changes may not correspond exactly to the underlying figures shown. This review contains forward-looking statements based on current expectations and assumptions about the Imperial Tobacco Group’s future business. The Imperial Tobacco Group’s actual results could differ materially from those contained in the forward-looking statements as a result of a number of factors including, but not limited to, those discussed in Part II (“Risk Factors”) and in “Forward-looking Statements” on page 23 of this Prospectus.

1.                                       Business overview

Following the acquisition of Altadis, we have reinforced our position as the world’s fourth largest international tobacco company. We manufacture, market and sell a comprehensive range of cigarettes, fine cut tobacco, cigars, rolling papers and tubes and we also provide logistics and distribution services for tobacco and other products. We currently sell products in over 160 countries worldwide, with particular strengths in the UK, Germany, Spain, France, Morocco, the US, The Netherlands, Australia, Russia and Ukraine.

Our international cigarette brands Davidoff, West, and Gauloises Blondes are supported by a strong portfolio of regional and local brands such as Fortuna, Lambert & Butler, JPS, Horizon, Fine, Maxim, Excellence, Gitanes, Route 66, USA Gold and Sonoma. Fine cut tobacco brands including Drum and Golden Virginia, cigar brands including Cohiba, Romeo y Julieta and Montecristo (through Habanos) and Dutch Masters and our Rizla rolling papers brand complement the cigarette portfolio. Through Logista, ADF and Altadis Maroc, we operate a major Southern European logistics business.

2.                                       Market background and environment

Cigarettes

In 2007, the most recent year for which worldwide information is available, an estimated 5.7 trillion cigarettes (2006: 5.6 trillion) were sold throughout the world, with the world’s largest cigarette market, China, accounting for over a third of such global consumption. Approximately 0.5 trillion cigarettes were sold in Western Europe (2006: 0.5 trillion), approximately 0.7 trillion in North and South America (2006: 0.7 trillion), approximately 3.3 trillion in Asia Pacific (2006: 3.2 trillion), approximately 0.8 trillion in Eastern Europe and the former Soviet Union (2006: 0.8 trillion) and approximately 0.5 trillion in the Middle East and Africa (2006: 0.5 trillion).

In mature markets, we expect the incidence of smoking to decline, with percentages of smokers within total populations reducing. However, the number of adults in the world is expected to continue to grow and, as a result, we expect that the overall annual global consumption will remain broadly unchanged in the medium term.

In the United Kingdom, sales of UK duty-paid cigarettes were approximately 48 billion cigarettes in financial year 2007 (financial year 2006: 49 billion). Based on the six months ended 31 March 2008, the annualised UK duty-paid cigarette market declined to approximately 45 billion cigarettes. Total UK duty-paid cigarette consumer sales between financial years 2000 and 2007 fell by an average of approximately 2.7 per cent. per annum.

In Germany, total duty-paid sales of approximately 91 billion cigarettes were recorded in financial year 2007 (financial year 2006: 92 billion). Based on the six months ended 31 March 2008, the annualised German duty-paid cigarette market declined to approximately 85 billion cigarettes. Between financial years 2000 and 2007, market volume for cigarettes has fallen by an average of approximately 6.0 per cent. per annum, following the impact of significant excise duty increases as the German government introduced taxes to fund anti-terrorism and healthcare measures. This was partially offset by increased sales of other tobacco products.

In Spain, total duty-paid sales of approximately 89 billion cigarettes were recorded in calendar year 2007 (2006: 90 billion). Between calendar years 2000 and 2007, market volume for cigarettes has remained largely stable, with an average increase of approximately 0.3 per cent. per annum.

In France, sales of duty-paid cigarettes were approximately 55 billion cigarettes in calendar year 2007 (2006: 56 billion). Total French duty-paid cigarette consumer sales between calendar years 2000 and 2007 fell by an average of approximately 5.6 per cent. per annum, impacted by excise duty increases.

The high levels of excise duty imposed on the sale of tobacco products in many Western European markets have resulted in significant quantities of cigarettes being imported from jurisdictions where excise duty is lower. These consist of legal imports of both duty-free and duty-paid products purchased in other EU countries and of illegal imports.

Market sales of duty-paid cigarettes in the US totalled approximately 357 billion cigarettes in calendar year 2007 (2006: 376 billion). Over the last seven years there has been an average market decline of approximately 3.0 per cent. per annum.

Fine cut tobacco

We are the market leader in fine cut tobacco in the United Kingdom, The Netherlands, France, Italy and Spain and have a significant share in the high volume German market.

In the United Kingdom and Germany, volume sales of duty-paid fine cut tobacco increased by an average of approximately 7.5 per cent. and 7.0 per cent. per annum respectively between financial years 2000 and 2007 as consumers searched for greater value by switching from factory made cigarettes to fine cut tobacco. In financial year 2007 approximately 3,500 tonnes of fine cut tobacco were sold in the United Kingdom (financial year 2006: 3,255 tonnes), while approximately 23,000 tonnes were sold in Germany (financial year 2006: 28,300 tonnes). Sales of fine cut tobacco products in Germany declined in financial year 2007 due to the cessation of the production of Singles tobacco products in March 2006, following a decision of the European Court of Justice that Singles tobacco products should be taxed as cigarettes rather than at the lower rate applicable to fine cut tobacco. In the six months to 31 March 2008, the annualised fine cut tobacco market grew in the United Kingdom by 6 per cent. to 3,550 tonnes.

The Dutch market is one of the largest individual fine cut tobacco markets in the world, with approximately 10,300 tonnes sold in financial year 2007 (financial year 2006: 10,500 tonnes). It is estimated that fine cut tobacco accounted for approximately 45 per cent. of the total tobacco market in The Netherlands in 2007 (financial year 2006: 46 per cent.). Sales of fine cut tobacco in The Netherlands have decreased by approximately 3.0 per cent. per annum on average between financial years 2000 to 2007. In the six months to 31 March 2008, the annualised fine cut tobacco market declined in The Netherlands by 3 per cent. to 9,950 tonnes.

In France, sales of fine cut tobacco were stable, at approximately 7,400 tonnes in financial year 2007 (financial year 2006: 7,500 tonnes). In the six months to 31 March 2008, the annualised fine cut tobacco market declined in France by 1 per cent. to 7,200 tonnes.

Cigars

Worldwide cigar consumption (excluding China and India) reached 22 billion units in calendar year 2006, the most recent year for which worldwide information is available. Consumption is concentrated in the United States and Western Europe. There are two major segments which are clearly differentiated: large cigars (classic cigars, including premium cigars and cigarillos) with 12.5 billion units in 2006 and little cigars and eco-cigarillos (short filler and filtered). Within the large cigars segment, in 2006 the Altadis Group was the global market leader, with a 23 per cent. share of the world market. The Altadis Group was also the market leader for that segment in the United States, Spain and France. In the rest of Western Europe ownership of cigar brands is splintered amongst a large number of private companies and dominated by local brands.

In the United States, the biggest cigar market by volume, the large cigar market reached 5.5 billion units in calendar year 2007 (2006: 5.3 billion). Total large cigars consumer sales between calendar years 2000 and 2007 increased by an average of approximately 5.3 per cent. per annum.

In Spain, total sales of approximately 1.1 billion cigars were recorded in calendar year 2007 (2006: 1.0 billion). The market was adversely affected in 2006 by new legislation restricting retail distribution, although it recovered somewhat in 2007.

Between calendar years 2000 and 2007, market volume for cigars showed a slight average increase of approximately 0.3 per cent. per annum.

In France, sales of cigars were approximately 1.7 billion in calendar year 2007 (2006: 1.8 billion), placing it among the largest markets by volume in Western Europe. Total French cigar consumer sales between calendar years 2000 and 2007 decreased approximately 0.2 per cent. per annum.

Tobacco blends and brands

Tobacco comes in a number of varieties, but is generally divided into light (or blond) tobacco and dark tobacco. In general, dark tobacco is used for pipes and cigars and light tobacco is used in the manufacture of cigarettes. However, some cigarettes are made with dark tobacco, particularly in southern Europe and Latin America. Fine cut tobacco is manufactured using blends of light and dark tobacco. In Spain, France and Morocco, dark tobacco accounted for 10.3 per cent., 7.9 per cent. and 16.6 per cent. of each of these markets in terms of volume, respectively, in 2007 (11.0 per cent., 8.8 per cent. and 22.1 per cent., respectively, in 2006).

While there are local variations, cigarettes are manufactured using two principal light tobacco blends, Virginia blend and American blend, each accounting for approximately half of the world market. Virginia blend products are predominant in the United Kingdom, Australia and most Asian markets, including China and India. American blend products are predominant in Western (other than the UK), Central and Eastern Europe, the United States, Latin America and the former Soviet Union.

There are significant differences between tobacco markets resulting from local preferences for tobacco blends and brands, the degree of governmental regulation, excise duty structures and distribution mechanisms in each market. Tobacco products are generally branded products, with different brands preferred in different geographic regions. Consequently, brand ownership and management are important factors. In a number of markets, tobacco distribution arrangements and governmental regulations, including duty and tariff structures, may act as barriers for new entrants into such markets.

Logistics

The tobacco logistics market is heavily affected by trends in cigarette market volumes and by changes in retail prices. General (non-tobacco) logistics, which includes transport services, pharmaceutical logistics, tobacco related products, books, publications, stamps, telephone cards and stationery products, among others, is driven by general economic factors.

The Altadis Group operates its logistics business (partly through Logista and its Italian subsidiary and partly through ADF and Altadis Maroc) mainly in France, Morocco, Spain, Italy and Portugal.

3.                                       Factors affecting results of operations

Acquisitions

During the period under review, we have made a number of acquisitions that have affected our results. In financial year 2006 we acquired the Davidoff cigarette trademark which we had previously held under licence. On 2 April 2007 we acquired the entire issued share capital of Commonwealth Brands from Houchens Industries, Inc. for a total consideration of US$1.9 billion (£1.0 billion as at completion of the acquisition). This acquisition marked a significant move into the US tobacco market.

On 25 January 2008 we announced that we had completed our acquisition of Altadis for a cash consideration of €50 per share, representing an enterprise value of €15.2 billion (£11.3 billion as at 25 January 2008), taking into account Altadis’ net debt and the interests of minority shareholders at that date. Following the compulsory acquisition process which completed on 21 February 2008, a subsidiary of Imperial Tobacco now owns 100 per cent. of the issued share capital of Altadis. Accordingly, we have consolidated Altadis’ results in our financial statements from 25 January 2008. On that date, we also announced an offer to acquire the shares in Logista not already owned by Altadis, at a price of €52.50 per Logista share. This offer was approved by the CNMV on 16 April 2008 and closed on 6 May 2008, following which we now own 96.92 per cent. of Logista’s share capital. We intend to compulsorily acquire the remaining shares. On 14 April 2008, we completed the disposal of the 49.95% shareholding in Aldeasa that we acquired through Altadis, to Autogrill España, a subsidiary of Autogrill S.p.A. On 23 April 2008, we announced the agreement to dispose of certain fine cut tobacco and pipe tobacco brands to Philip Morris Products S.A., pursuant to our undertakings to the European Commission relating to the offer for Altadis.

Excise duty

Tobacco products are subject to excise duty which, in many of the markets in which we operate, represents a substantial percentage of the retail price and has been steadily increasing in recent years. Increasing levels of excise duty have negatively impacted overall consumption and encouraged consumers in affected markets to switch from premium price cigarettes to lower price cigarettes and fine cut tobacco. We have also been affected by changes in the excise duty treatment of tobacco products in certain jurisdictions. For example, in Germany in 2006 Singles tobacco products (which are pre-rolled cartridges of tobacco that are inserted into separately sold filter tubes using a special device resembling a pen) were classified as cigarettes rather than as fine cut tobacco for excise duty purposes, increasing their excise duty substantially. As a result, we stopped production of Singles in Germany in April 2006, which adversely affected our sales in that market.

Regulation of tobacco products

The tobacco industry has been subject to increasing regulation of the sales, supply, consumption and advertising of tobacco products. Tobacco advertising and sponsorship has been banned or restricted in a number of markets. In addition, smoking in the workplace and in public places such as sports arenas, restaurants and bars has been banned or restricted in many countries. In general, consumption tends to decline immediately following the introduction of new smoking bans or restrictions, but then largely recovers over time as consumers adapt to the new restrictions.

Currency fluctuations

We are exposed to movements in exchange rates for transactions in foreign currencies, together with the translation of the accounts of the overseas subsidiaries into the consolidated accounts. As the Altadis Group does not have any significant operations in the United Kingdom or revenues in pounds sterling, our exposure to currency fluctuations has increased following the acquisition. For additional information about our exposure to currency fluctuations, see paragraph 9, headed “Quantitative and qualitative disclosures about market risk — Exposure to currency fluctuations”, below.

Tobacco leaf price fluctuations

We are exposed to fluctuations in the price of tobacco leaf, the price of which tends to be cyclical. We seek to offset these fluctuations and to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries.

General economic conditions

Our business is subject to general economic conditions in the countries in which we operate. The logistics segment is influenced by economic conditions, which affect sales of publications, pharmaceuticals and other products which we deliver. In the tobacco segment, adverse economic conditions generally result in downtrading, which may impact luxury brands such as Davidoff, Cohiba, Romeo y Julieta and Montecristo.

4.                                       Imperial Tobacco Group principal income statement items

As outlined in the accounting policy note to the 2007 Financial Statements, we report certain non-GAAP adjusted measures, including profit from operations, net finance costs, profit before tax, taxation and earnings per share, which exclude, where applicable, amortisation of acquired intangibles, restructuring costs, retirement benefits net financing income, fair value gains and losses on derivative financial instruments in respect of commercially effective hedges and one-off acquisition accounting adjustments and related taxation effects. The Directors believe that reporting non-GAAP adjusted measures provides a better comparison of business performance and reflects the way in which the business is controlled. Reconciliations between reported and non-GAAP adjusted measures are included within the 2007 Financial Statements and the Interim Financial Statements.

Revenue

Revenue comprises the invoiced value for the sale of goods and services net of sales taxes, rebates and discounts. Revenue from the sale of goods is recognised when a member of the Group has delivered products to the customer, the customer has accepted the products and collectability of the related receivables is reasonably assured. Sales of services, which include fees for distributing third party products, are recognised in the accounting period in which the services are rendered. Licence fees are recognised on an accruals basis in accordance with the substance of the relevant agreements.

Revenue is driven principally by sales volumes and the prices we are able to charge for our products.

Duty and similar items

Duty and similar items includes duty and levies having the characteristics of duty. In countries where duty is a production tax, duty is included in the income statements as an expense. Where duty is a sales tax, duty is deducted from revenue. Payments due in the US under the Master Settlement Agreement and the Fair and Equitable Tobacco Reform Act are treated as a production tax.

Increases in duty and similar items are driven by increases in sales volumes, sales prices and the rates of duty in the jurisdictions in which we operate.

Net revenue

Net revenue is a non-GAAP measure, which represents the tobacco segment revenue less duty and similar items payable to governmental authorities. The Directors believe that this measure provides a better comparison of business performance than the related GAAP measure, as it removes the distortion in the trends of our revenue and operating margins that are caused by the different excise duty regimes that exist within the markets in which we operate. This measure is derived from our consolidated statements of income.

Net revenue is driven principally by sales volumes, the prices we are able to charge for our products and the amount of excise duty imposed by governmental authorities in the various jurisdictions in which we operate.

Distribution fees

Following the acquisition of Altadis, we now report distribution fees in respect of our logistics business. Distribution fees comprise the logistics segment revenue excluding the cost of distributed products. Distribution fees is a non-GAAP measure which the Directors believe is important in assessing the profitability of our logistics operations.

Profit from operations

Profit from operations represents revenue less cost of sales, distribution, advertising and selling costs and administrative expenses. Profit from operations is driven largely by changes in net revenue and in operating costs.

Adjusted profit from operations

Adjusted profit from operations is a non-GAAP measure, which represents profit from operations before deducting amortisation of acquired intangibles, restructuring costs, fair value gains and losses on derivative financial instruments in respect of commercially effective hedges and one-off acquisition accounting adjustments. This measure is derived from our consolidated statements of income.

Operating margin

The tobacco segment operating margin is calculated as profit from operations as a percentage of net revenue.

Adjusted operating margin

The tobacco segment adjusted operating margin is calculated as adjusted profit from operations as a percentage of net revenue.

Distribution margin

The logistics segment distribution margin is calculated as profit from operations as a percentage of distribution fees.

Adjusted distribution margin

The logistics segment adjusted distribution margin is calculated as adjusted profit from operations as a percentage of distribution fees.

5.                                       Imperial Tobacco Group critical accounting estimates

Our principal accounting policies are set out in the 2007 Financial Statements and comply with IFRS. Additional accounting policies accounting on joint ventures and finance leases, which prior to the acquisition of Altadis were not material to the Group’s financial statements, are set out in the Interim Financial Statements. We believe our most critical accounting estimates include those relating to legal proceedings, property, plant and equipment and intangible assets, retirement benefits and income taxes. The application of these accounting estimates involves the exercise of judgement and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Legal proceedings

In accordance with IFRS, we only recognise liabilities in our accounts where there is a present obligation from a past event, a transfer of economic benefits is probable and we can make a reliable estimate of the amount of the costs of the transfer. In instances such as these, a provision is calculated and recorded in the financial statements. In instances where these criteria are not met, a contingent liability may be disclosed in the notes to the financial statements.

A contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group, or from a present obligation arising from past events that is not recognised in the financial statements because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or because the amount of the obligation cannot be measured with sufficient reliability.

Realisation of any contingent liabilities not currently recognised or disclosed in the financial statements could have a material effect on the Group’s financial condition and results of operations.

Application of these accounting principles to legal proceedings, including cases in which claimants are seeking damages for alleged smoking and health-related effects, is inherently difficult given the complex nature of the facts and law involved. Deciding whether or not to provide for loss in connection with such proceedings requires the Group’s management to make determinations about various factual and legal matters beyond its control.

The Group reviews legal cases following developments in the legal proceedings and at each balance sheet date, in order to assess the need for provisions in its financial statements. Among the factors considered in making decisions on provisions are the nature of the litigation, claim or assessment, the legal processes and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including progress after the date of the financial statements but before those statements are issued), the opinions or views of legal counsel and other advisers, experience of similar cases and any decision of the Group’s management as to how it will respond to the litigation, claim or assessment.

To the extent that the Group’s determinations at any time do not reflect subsequent developments or the eventual outcome of any claim, its future financial statements may be materially affected, with an adverse impact upon the Group’s financial condition and results of operations.

As disclosed in paragraph 21 of Part XIII (“Additional Information”), the Group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking and health-related effects. The Group has been advised by its lawyers that it has meritorious defences to these actions, all of which are being vigorously contested. Although it is not possible to predict the outcome of the pending litigation, we believe that the pending actions will not have a material adverse effect upon the Group’s financial condition and results of operations. Consequently, in respect of any such cases, we have not provided for any amounts in the consolidated financial statements in each of the years in the three years ended 30 September 2007 or in the six months ended 31 March 2008.

In addition, as also disclosed in paragraph 21 of Part XIII (“Additional Information”), in August 2003 we received a notice from the Office of Fair Trading (“OFT”) requiring the provision of documents and information relating to an investigation under UK competition law. On 25 April 2008 the OFT released a press statement indicating that it proposed to issue a statement of objections (“SO”) to a number of retailers and two tobacco manufacturers, including Imperial Tobacco Limited. We were provided with a copy of the SO and documents gathered by the OFT in the course of its investigation on the same day. We are reviewing the SO and accompanying documents and have been given until 16 July 2008 to respond in writing to the allegations. In the event that the OFT decides that we have infringed UK competition law, it may impose a fine, calculated by reference to our turnover. If the OFT were subsequently to make an infringement finding against us, we would be able to appeal the finding to the Competition Appeal Tribunal (“CAT”). The CAT has the right to conduct a full rehearing of the facts considered by the OFT and overturn or adjust any penalty that the OFT imposed. There is a further right to appeal from the CAT to the Court of Appeal, which is limited to appeal on a point of law. In respect of the OFT enquiry, we have not provided for any amounts in the consolidated financial statements in each of the years in the three years ended 30 September 2007 or in the six months ended 31 March 2008.

Property, plant and equipment and intangible assets

Intangible assets (other than goodwill, the Davidoff cigarette trademark and the trademarks of certain of the global brands of the Altadis Group, such as Cohiba, Romeo y Julieta and Montecristo) and property, plant and equipment are amortised or depreciated over their useful lives. Useful lives are based on management’s estimates of the period over which the assets will generate revenue and are periodically reviewed for continued appropriateness. Due to the long lives of certain assets, changes to the estimates used can result in significant variations in the carrying value.

The Group assesses the impairment of property, plant and equipment and intangible assets subject to amortisation or depreciation whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important that could trigger an impairment review include the following:

•                  significant underperformance relative to historical or projected future operating results;

•                  significant changes in the manner of the use of the acquired assets or the strategy for the overall business; and

•                  significant negative industry or economic trends.

Additionally, goodwill arising on acquisitions, the Davidoff cigarette trademark and the trademarks of certain of the global brands of the Altadis Group are subject to impairment review. The Group’s management undertakes an impairment review annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. When it is determined that there is an indicator that the carrying value may not be recoverable, impairment is measured based on estimates of the fair values of the underlying assets of the cash-generating unit.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent in the application of the Group’s accounting estimates in relation to property, plant and equipment and intangible assets affect the amounts reported in the financial statements, especially the estimates of the expected useful economic lives and the carrying values of those assets. If business conditions were different, or if different assumptions were used in the application of this and other accounting estimates, it is likely that materially different amounts could be reported in the Group’s financial statements.

See notes 9 and 10 to the 2007 Financial Statements for further information regarding the Group’s property, plant and equipment and intangible assets.

Adjustments to earnings resulting from revisions to estimates relating to fixed asset accounting have been insignificant for each of the years in the three years ended 30 September 2007 and in the six months ended 31 March 2008.

Retirement benefits

The costs, assets and liabilities of the defined benefit retirement schemes operating within the Group are determined using methods relying on actuarial estimates and assumptions. Details of the key assumptions are set out in note 18 to the 2007 Financial Statements. The Group takes advice from independent actuaries relating to the appropriateness of the assumptions. It is important to note, however, that comparatively small changes in the assumptions used may have a significant effect on the Group’s financial statements.

We estimate that an impact of a 0.5 per cent. increase or decrease in the discount rate on the pension expense would be insignificant. We estimate that a 0.5 per cent. decrease in the expected return on plan assets would increase the pension expense by approximately £15 million, while a 0.5 per cent. increase would reduce the expense by approximately £15 million.

We review our assumptions in respect of our pension benefits annually. The impact on earnings and cash flows resulting from revisions to estimates relating to these assumptions have been insignificant for each of the years in the three-year period ended 30 September 2007. Following completion in December 2007 of the triennial valuation of the Imperial Tobacco Pension Fund (the main UK Group scheme which is a defined benefits scheme), the level of employer’s contribution to this scheme has been reduced from £10 million in financial year 2007 to nil. The level of contribution will be reviewed again at the next triennial valuation in 2010.

Income taxes

The Group is required to estimate the income tax in each of the jurisdictions in which it operates. This requires an estimation of the current tax liability together with an assessment of the temporary differences which arise as a consequence of different accounting and tax treatments. These temporary differences result in deferred tax assets or liabilities which are included within the balance sheet. Deferred tax assets and liabilities are measured using substantially enacted tax rates expected to apply when the temporary differences reverse.

The Group operates in many countries in the world and is subject to many tax jurisdictions and rules. As a consequence, the Group is subject to tax audits, which by their nature are often complex and can require several years to conclude. Management judgement is required to determine the total provision for income tax. Amounts accrued are based on management’s interpretation of country specific tax law and the likelihood of settlement. However, the actual tax liabilities could differ from the provision and in such event the Group would be required to make an adjustment in a subsequent period which could have a material impact on the Group’s financial condition and results of operations.

Tax benefits are not recognised unless it is probable that the tax positions are sustainable. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. Any interest on tax liabilities is provided for in the tax charge. Deferred tax assets are not recognised where it is more likely than not that the asset will not be realised in the future. This evaluation requires judgements to be made including the forecast of future taxable income.

Adjustments to earnings resulting from revisions to estimates relating to income tax accounting have been insignificant for each of the years in the three years ended 30 September 2007 and in the six months ended 31 March 2008.

See note 3 to the Interim Financial Statements and note 6 to the 2007 Financial Statements for further information regarding the Group’s tax charge.

Adoption of new accounting pronouncements

Please refer to the Interim Financial Statements and the 2007 Financial Statements for a discussion of new accounting pronouncements under IFRS.

6.                                       Selected Imperial Tobacco Group financial information

The tables below set forth certain selected financial information prepared under IFRS relating to the Imperial Tobacco Group for the years ended 30 September 2005, 2006 and 2007 and for the six months ended 31 March 2007 and 2008. The financial information for financial years 2005, 2006 and 2007 and for the six months ended 31 March 2007 include the results of the Imperial Tobacco Group only and not the results of the Altadis Group during these periods. The financial information for the six months ended 31 March 2008 is unaudited and includes the results of the Altadis Group from 25 January 2008, the date of completion of the acquisition. For information regarding the results of operations of the Altadis Group prepared under IFRS for the years ended 31 December 2005, 2006 and 2007, see paragraph 10 headed “Information regarding the Altadis Group” below.

	For the year ended 30 September			For the six months ended 31 March
	2005	2006	2007	2007	2008
	(In £’s million)

Revenue	11,229	11,676	12,344	5,851	8,056
Duty and similar items	(8,106)	(8,514)	(9,064)	(4,337)	(4,810)
Other cost of sales	(1,001)	(1,013)	(990)	(455)	(1,772)
Cost of sales	(9,107)	(9,527)	(10,054)	(4,792)	(6,582)
Gross Profit	2,122	2,149	2,290	1,059	1,474
Distribution, advertising and selling costs	(656)	(627)	(659)	(313)	(533)
Administrative expenses	(226)	(211)	(213)	(88)	(377)
Profit from operations	1,240	1,311	1,418	658	564
Investment income	191	283	318	160	195
Finance costs	(353)	(426)	(499)	(252)	(433)
Profit before taxation	1,078	1,168	1,237	566	326
Taxation	(288)	(310)	(325)	(141)	(86)
Profit for the period	790	858	912	425	240
Attributable to:
Equity holders of the Company	784	851	905	421	233
Minority interest	6	7	7	4	7

	For the year ended 30 September			For the six months ended 31 March
	2005	2006	2007	2007	2008
	(In £’s million)
Non-current assets	4,526	4,982	6,255	5,205	21,947
Current assets	2,169	2,161	2,753	2,638	7,651
Total assets	6,695	7,143	9,008	7,843	29,598
Current liabilities	(2,520)	(3,002)	(3,172)	(3,253)	(16,675)
Non-current liabilities	(3,470)	(3,543)	(4,695)	(3,819)	(11,042)
Total liabilities	(5,990)	(6,545)	(7,867)	(7,072)	(27,717)
Net assets	705	598	1,141	771	1,881
Equity attributable to equity holders of the Company	686	579	1,118	751	1,410
Minority interests	19	19	23	20	471
Total equity	705	598	1,141	771	1,881

The table below reconciles Adjusted profit from operations to Profit from operations for the first six months of financial 2007 and 2008 and the years ended 30 September 2005, 2006 and 2007.

	Year ended 30 September			Six months ended 31 March
	2005	2006	2007	2007	2008
	(In £’s million)
Adjusted profit from operations	1,297	1,356	1,475	663	918
Amortisation of acquired intangibles	n/a	n/a	(23)	—	(96)
Fair value movements on derivatives	(57)	(45)	(34)	(5)	(141)
Acquisition accounting adjustments	—	—	—	—	(117)
Profit from operations	1,240	1,311	1,418	658	564

There are a number of acquisition accounting adjustments required under IFRS which have affected reported profit from operations. The most significant of these are one-off adjustments related to the fair value of stocks held by the Altadis Group at the date of acquisition, which reduced our reported profit from operations by £89 million in the first half of financial year 2008.

Prior to the acquisition of Altadis, the Imperial Tobacco Group sold products to the Altadis Group, principally to the logistics business for distribution in France, Spain, Italy and Portugal and recognised profit at the time of sale to the Altadis Group. Following the acquisition, the Group recognises these profits when the products are sold out of the Group. There are similar, although smaller, effects where the Imperial Tobacco Group distributed goods on behalf of the Altadis Group prior to acquisition. Together they have affected reported profit from operations recognised in the half year to 31 March 2008 by a further £28 million. These one-off effects have no impact on the performance of the business or on cash flow. Consequently, we exclude these adjustments and their related tax effects from our adjusted earnings measures.

Reported profit from operations in the half year also included acquired intangible amortisation costs of £96 million related to the Altadis and Commonwealth Brands acquisitions. There were fair value losses of £141 million on derivative financial instruments used to hedge our net investments in overseas operations.

Prior to the acquisition of Altadis on 25 January 2008, the Imperial Tobacco Group was entirely focused on the manufacturing, marketing and sale of tobacco and tobacco-related products. Following the acquisition of Altadis, we now have two main business activities: tobacco and logistics, which have been used as the basis of our primary segmental reporting commencing with the six months ended 31 March 2008. In our segmental reporting, the tobacco segment comprises the manufacturing, marketing and sale of tobacco and tobacco-related products including sales to, but not by, the logistics segment. The logistics segment comprises the distribution of tobacco products for the Group and other tobacco manufacturers, as well as a wide range of non-tobacco products and services.

The table below sets out certain financial information on a segmental basis for the first six months of financial years 2007 and 2008. To aid understanding of our 2008 half year results we have also provided details of the contribution of the standalone Imperial Tobacco Group and Altadis Group businesses, as well as a geographic breakdown of the existing Imperial Tobacco Group business and a divisional breakdown for the Altadis Group.

	Revenue		Profit from Operations		Adjusted Profit from Operations(1)
	Six months ended 31 March
	2007	2008	2007	2008	2007	2008
	(In £’s million)
Tobacco	5,851	6,920	658	623	663	887
Logistics	—	1,357	—	13	—	34
Eliminations	—	(221)	—	(72)	—	(3)
Group Total	5,851	8,056	658	564	663	918

	Adjusted Profit from Operations(1)
	Six months ended 31 March
	2007	2008
	(In £’s million)
Imperial Tobacco Group (excluding the Altadis Group)	663	778
Altadis Group	—	140
Group Total	663	918

(1)                    Adjusted profit from operations excludes amortisation of acquired intangibles, restructuring costs, fair value gains and losses on financial instruments in respect of commercially effective hedges and one-off acquisition accounting adjustments.

Tobacco

	Year ended 30 September	Six months ended 31 March
	2007	2007	2008
Volumes
Cigarette (billions)	200.3	90.7	121.1
Cigar (millions)(1)	1,300	556	1,143
Fine cut tobacco (tonnes)	24,450	11,300	11,650

	In £’s million
Revenue	12,344	5,851	6,920
Net Revenue	3,280	1,514	2,110
Profit from operations	1,418	658	623
Adjusted profit from operations	1,475	663	887
Adjusted operating margin %	45.0%	43.8%	42.0%

(1)                    Cigar volumes include 100 per cent. of the Habanos volumes.

Logistics

	Year ended 30 September	Six months ended 31 March
	2007	2007	2008
	In £’s million
Revenue	—	—	1,357
Distribution fees	—	—	166
Profit from operations	—	—	13
Adjusted profit from operations	—	—	34
Adjusted distribution margin %	—	—	20.5%

Imperial Tobacco Group regional results (excluding the Altadis Group)

The tables below set forth certain financial information, on a geographic basis, for the Imperial Tobacco Group for the periods indicated. For purposes of comparability, the financial information for the six months ended 31 March 2008 excludes the results of the Altadis Group.

	Revenue		Net Revenue		Adjusted Profit from Operations		Cigarette Volumes		Fine Cut Tobacco Volumes
	Six months ended 31 March
	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008
	(in £’s million)		(in £’s million)		(in £’s million)		(billions)		(tonnes)
UK	2,436	2,327	442	429	279	285	11.7	10.8	1,100	1,150
Germany	1,271	1,330	255	261	117	120	9.9	9.5	2,250	2,050
Rest of Western Europe	815	872	286	307	142	153	8.4	8.5	6,800	6,200
US	7	240	7	108	1	54	—	6.4	—	150
Rest of World	1,322	1,658	524	620	124	166	60.7	64.2	1,150	1,550
	5,851	6,427	1,514	1,725	663	778	90.7	99.4	11,300	11,100

	Revenue			Net revenue			Adjusted Profit from Operations
	Year ended 30 September
	2005	2006	2007	2005	2006	2007	2005	2006	2007
UK	4,710	4,762	4,842	800	835	876	468	506	564
Germany	2,623	2,698	2,645	623	575	524	290	270	238
Rest of Western Europe	1,571	1,647	1,746	644	637	635	326	324	326
US	13	14	266	13	14	117	6	4	52
Rest of World	2,312	2,555	2,845	1,043	1,101	1,128	207	252	295
	11,229	11,676	12,344	3,123	3,162	3,280	1,297	1,356	1,475

	Cigarette Volumes			Fine Cut Tobacco Volumes
	Year ended 30 September
	2005	2006	2007	2005	2006	2007
	(billions)			(tonnes)
UK	23.9	23.4	22.9	2,100	2,100	2,200
Germany	20.4	19.9	20.4	7,000	6,300	4,700
Rest of Western Europe	17.7	20.1	19.6	15,600	15,100	14,900
US	—	—	7.1	—	—	100
Rest of World	113.2	123.5	130.3	1,900	2,000	2,550
	175.2	186.9	200.3	26,600	25,500	24,450

Altadis Divisional Results

From 25 January to 31 March 2008

	Cigarette and Cigar Volumes	Fine Cut Tobacco Volumes	Net Revenue	Distribution Fees	Adjusted Profit from Operations
			In £’s million
Cigarette	21.7 bn	550 tn	270		94
Cigar	577 m		115		28
Logistics				166	34
Other					(13)
Eliminations					(3)
Total					140

In cigarette, these results reflect market share gains as well as pricing improvements in Spain and France, while in cigar we performed well in the US, against challenging market conditions.

The logistics business performed in line with our expectations, but was slightly down year-on-year, mainly as a result of a lower Spanish price increase in the first quarter of the 2008 calendar year compared to 2007. This was partially offset by the transport division, which continued to perform well.

7.                                       Imperial Tobacco operating review

Group results

Recent developments

Since 31 March 2008, we have completed our offer to acquire shares in Logista not already owned by Altadis and now own 96.9 per cent. of Logista’s share capital. We intend to compulsorily acquire the remaining shares. We have also completed the sale of our interest in Aldeasa and agreed to dispose of certain fine cut tobacco and pipe tobacco brands to Philip Morris Products S.A.

First half 2008 vs first half 2007

Revenue was £8,056 million in the first half of financial year 2008 compared to £5,851 million in the corresponding period of financial year 2007, an increase of 38 per cent., driven principally by the acquisitions of Commonwealth Brands and Altadis, as well as organic growth. Excluding the Altadis Group, revenue was £6,427 million in the first half of financial year 2008. Factors impacting revenue in each region are discussed under “Results by region” below. Our overall cigarette volumes increased to 121.1 billion cigarettes in the first half of 2008 (2007: 90.7 billion), an increase of 34 per cent., due to a combination of organic growth and the contribution of Commonwealth Brands and Altadis. Cigar volumes more than doubled, from 556 million in the first half of 2007 to 1,143 million in the corresponding period of 2008, driven principally by the acquisition of Altadis. Sales of fine cut tobacco increased by 3 per cent., from 11,300 tonnes to 11,650 tonnes, reflecting both the contribution from Altadis and our recently launched portfolio of fine cut tobacco brands in the United States. The first half of financial year 2008 also included logistics revenues for the first time, due to the acquisition of Altadis.

Other cost of sales, which comprises direct costs of production and the cost of goods purchased for resale, rose to £1,772 million. The increase of £1,317 million was largely attributable to the addition of the Altadis Group, which added £1,170 million, of which £1,059 million was the cost of products distributed for third parties, mainly in the logistics business. Other contributors to the increase were the addition of Commonwealth Brands and £89 million related to the adjustments to fair value of stocks acquired with the Altadis Group. Distribution, advertising and selling costs rose £220 million to £533 million, mainly due to the addition of the Altadis Group. Administrative expenses (which comprise primarily the costs of the central support functions, amortisation of acquired intangibles, restructuring costs and fair value gains and losses on derivative financial instruments in respect of commercially effective hedges) rose by £289 million to £377 million. The most significant increases were £136 million due to fair value losses on derivatives, £96 million of amortisation of acquired intangibles in the Altadis Group and Commonwealth Brands and the inclusion of other administrative expenses for Commonwealth Brands and the Altadis Group.

Reported profit from operations decreased by 14 per cent. to £564 million in the first half of financial year 2008, compared to £658 million in financial year 2007. Adjusted profit from operations, which excludes amortisation of acquired intangibles, restructuring costs, fair value gains and losses on derivative financial instruments in respect of commercially effective hedges and one-off acquisition accounting adjustments, increased 38 per cent. from £663 million in the first half of 2007 to £918 million. Excluding the Altadis Group, adjusted profit from operations increased by 17 per cent., to £778 million.

Reported net finance costs increased to £238 million in the first half of financial year 2008, compared to £92 million in the corresponding period of financial year 2007 and included retirement benefit net finance income of £25 million (2007: £27 million) and fair value losses on interest rate derivatives of £25 million (2007: £13 million). Adjusted finance costs were also

£238 million (2007: £106 million). Adjusted interest cover, defined as adjusted profit from operations divided by adjusted net finance costs, was 3.9 times (2007: 6.3 times).

Reported profit before tax decreased 42 per cent. to £326 million in the first half of 2008, compared to £566 million in the first half of financial year 2007. Adjusted profit before tax was £680 million, a 22 per cent. increase over the same period in 2007.

The reported tax charge was £86 million, compared to £141 million in the first half of financial year 2007 reflecting the lower reported profit before tax. The adjusted tax charge for the period, which excludes the taxation effects of the adjustments described above, was £180 million (£139 million in the first half of financial year 2007), representing an adjusted effective tax rate of 26.5 per cent. (25.0 per cent. in the first half of financial year 2007). The increase in the adjusted effective tax rate is due to the higher rates of tax applying to the Altadis Group.

Financial year 2007 vs financial year 2006

Revenue was £12,344 million in financial year 2007 compared to £11,676 million in financial year 2006, an increase of 6 per cent. Duty and similar items also grew by 6 per cent. over the same period. Excluding duty and similar items, net revenue was £3,280 million in financial year 2007 compared to £3,162 million in financial year 2006. Good organic growth throughout the business with volume increases and pricing improvements have offset the impact of the cessation of sales of Singles in Germany. Our overall results benefited from six months’ contribution from Commonwealth Brands, with revenue of £252 million in the period following its acquisition in April 2007. Factors impacting revenue in each region are discussed under “Results by region” below.

Other cost of sales, which comprises direct costs of production and the cost of goods purchased for resale, fell by 2 per cent. to £990 million in financial year 2007 as productivity improvements more than offset volume growth impacts. Distribution, advertising and selling costs rose by 5 per cent. to £659 million in financial year 2007, mainly reflecting the addition of Commonwealth Brands’ costs in the second half of the year. Administrative expenses (which comprise primarily the costs of central support functions, amortisation of acquired intangibles, restructuring costs and fair value gains and losses on derivative financial instruments in respect of commercially effective hedges) were stable at £213 million. Administrative expenses in financial year 2007 included trademark amortisation costs of £23 million (compared to £6 million in financial year 2006), principally related to trademarks acquired under the Commonwealth Brands acquisition, and £34 million in financial year 2007 (compared to nil in financial year 2006) of fair value losses on derivative financial instruments on commercially effective hedges. Included within financial year 2006 administrative expenses were restructuring costs of £45 million relating principally to the closures of our Lahr and Liverpool factories. There were no restructuring costs in financial year 2007.

Reported profit from operations grew 8 per cent. to £1,418 million in financial year 2007, compared to £1,311 million in financial year 2006. Adjusted profit from operations, which excludes amortisation of acquired intangibles, restructuring costs, retirement benefits, net financing income, fair value gains and losses on derivative financial instruments in respect of commercially effective hedges, one-off acquisition accounting adjustments and related tax effects, increased 9 per cent. to £1,475 million.

Operating margin, which represents profit from operations as a percentage of net revenue, increased to 43.2 per cent. in financial year 2007 from 41.5 per cent. in financial year 2006. Adjusted operating margin, which represents adjusted profit from operations as a percentage of net revenue, increased to 45.0 per cent. in financial year 2007 from 42.9 per cent. in financial year 2006.

Reported net finance costs increased to £181 million in financial year 2007, compared to £143 million in financial year 2006 and comprised finance costs of £499 million (£426 million in financial year 2006) and investment income of £318 million (£283 million in financial year 2006). The increase in finance costs was mainly due to higher average adjusted net debt of £4.3 billion (£3.5 billion in financial year 2006), as a result of the Commonwealth Brands and Davidoff cigarette trademark acquisitions, and a marginally higher average all-in cost of debt of 5.5 per cent. (5.4 per cent. in financial year 2006) reflecting higher euro interest rates on our floating rate debt. The increase in investment income was primarily due to a higher expected return on retirement benefit assets of £203 million (£188 million in financial year 2006). Investment income also benefited from an increase in fair value gains on derivative financial instruments, which were broadly offset by increased fair value losses on derivative financial instruments included in finance costs. Adjusted net finance costs, which excludes retirement benefits, net financing income and fair value gains and losses on derivative financial instruments, increased to £237 million (£188 million in financial year 2006). Adjusted interest cover was 6.2 times (7.2 times in financial year 2006).

Reported profit before tax increased to £1,237 million, compared to £1,168 million in financial year 2006. Adjusted profit before tax was £1,238 million, up 6 per cent. on financial year 2006.

The reported tax charge was £325 million, compared to £310 million in financial year 2006. The adjusted tax charge for the year, which excludes the taxation effects of the adjustments described above, was £310 million (£310 million in financial year 2006), representing an adjusted effective tax rate of 25.0 per cent. (26.5 per cent. in financial year 2006).

Financial year 2006 vs financial year 2005

Revenue increased by 4 per cent. to £11,676 million in financial year 2006 from £11,229 million in financial year 2005. The growth in revenue reflected increases in all geographic regions, particularly the Rest of the World and the Rest of Western Europe. Duty and similar items grew by 5 per cent. Net revenue increased by 1 per cent. to £3,162 million in financial year 2006 compared to £3,123 million in financial year 2005. The increase reflected increases in the United Kingdom and the Rest of the World, partly offset by declines in net revenue both Germany and the Rest of Western Europe. Factors impacting revenue in each region are discussed under “Results by region” below.

Other cost of sales increased by 1 per cent. to £1,013 million, with overall productivity improvements of 6 per cent. (excluding our Lahr factory in Germany which was impacted by the cessation of Singles production). Distribution, selling and advertising costs were down by 4 per cent. to £627 million, reflecting the cessation of our motor racing sponsorship. Administrative expenses were down 7 per cent. at £211 million, mainly due to a reduction in restructuring costs from £57 million in 2005 to £45 million in 2006. In 2005 restructuring costs were in respect of the closure of our tube factories in Plattsburgh and Montreal, the cigarette factory in Dublin, the rolling papers factory in Treforest and a significant headcount reduction at the Berlin cigarette factory.

Reported profit from operations increased by 6 per cent. to £1,311 million in financial year 2006 from £1,240 million in financial year 2005. Adjusted profit from operations, which excludes restructuring costs, increased by 5 per cent. to £1,356 million in financial year 2006 compared to £1,297 million in financial year 2005.

Operating margin, which represents profit from operations as a percentage of net revenue, increased to 41.5 per cent. in financial year 2006 from 39.7 per cent. in financial year 2005. Adjusted operating margin, which represents adjusted profit from operations as a percentage of net revenue, increased to 42.9 per cent. in financial year 2006 from 41.5 per cent. in financial year 2005.

The Group’s net finance costs decreased to £143 million in financial year 2006, compared to £162 million in financial year 2005, and comprised finance costs of £426 million (£353 million in financial year 2005) and investment income of £283 million (£191 million in financial year 2005). Reported finance costs and investment income included, respectively, fair value losses on derivative financial instruments of £83 million (not applicable in financial year 2005) and fair value gains on derivative financial instruments of £82 million (not applicable in financial year 2005). Expected returns on retirement benefit assets increased to £188 million (£169 million in financial year 2005), while interest on retirement benefit liabilities was £142 million (£147 million in financial year 2005). Excluding these items, adjusted net finance costs were £188 million in financial year 2006 (£184 million in financial year 2005). The increase in adjusted net finance costs was due to a marginal increase in our average all-in cost of debt to 5.4 per cent. in financial year 2006 (5.3 per cent. in financial year 2005). Our average adjusted net debt was stable during financial year 2006 at £3.5 billion. Adjusted interest cover in financial year 2006 was 7.2 times (7.0 times in financial year 2005).

The tax charge for the year was £310 million (financial year 2005: £288 million), representing an effective tax rate of 26.5 per cent. (26.7 per cent. in financial year 2005). The Group continued to benefit from lower tax rates applied to certain overseas subsidiaries.

Imperial Tobacco Group results by region (excluding the Altadis Group)

United Kingdom

First half 2008 vs first half 2007

In the United Kingdom, net revenue decreased by 3 per cent. to £429 million, reflecting the impact of public smoking bans on volumes, as well as the related effects on our vending operations. Adjusted profit from operations increased 2 per cent. to £285 million, as a result of a manufacturer’s price increase and reduced costs. Our cigarette volumes declined 8 per cent., from 11.7 billion to 10.8 billion.

We estimated that the annualised overall duty-paid cigarette market decreased by 6 per cent. to 45.2 billion (2007: 48.2 billion), reflecting normal market trends and the impact of the implementation of comprehensive bans on smoking in public places in England, Wales and Northern Ireland in 2007 and in Scotland in 2006. We increased our cigarette prices by an average of 11 pence per pack in January 2008 and in the March 2008 budget the Chancellor of the Exchequer increased excise duty by 11 pence per pack. Downtrading both within cigarette and into and within fine-cut tobacco continued, partly driven by competitor launches. The annualised fine cut tobacco market grew by 6 per cent. to 3,550 tonnes (2007: 3,350 tonnes).

Lambert & Butler was broadly stable, with a market share of 16.6 per cent. (2007: 16.7 per cent.), Richmond increased its market share to 15.9 per cent. (2007: 15.5 per cent.) and Windsor Blue increased market share to 2.8 per cent. (2007: 2.4 per cent.). Despite this performance from our value brands, our premium portfolio was impacted by downtrading and our cigarette market share fell to 46.1 per cent. (2007: 46.4 per cent.). In fine cut tobacco, our market share declined to 62.2 per cent. (2007: 64.0 per cent.) as a result of competitive pressure on Golden Virginia. However, Gold Leaf, which we launched in the value segment in June 2007, continued to grow, capturing 2.0 per cent. of the fine cut tobacco sector.

Financial year 2007 vs financial year 2006

In the United Kingdom, revenue increased by 2 per cent. to £4,842 million in financial year 2007 and net revenue grew by 5 per cent., to £876 million. Adjusted profit from operations rose by 11 per cent. to £564 million. These increases reflect growth in our cigarette market share, cost savings and pricing improvements.

We estimated that the total UK cigarette market was down 2 per cent. to 47.9 billion cigarettes in financial year 2007, with growth in the value and economy sector continuing, accounting for over 44 per cent. of the total market. Following a good first half, the cigarette market declined in the second half following the introduction of bans on smoking in public places and poor weather. The fine cut tobacco market grew by 8 per cent. to 3,500 tonnes in financial year 2007, compared to 3,250 tonnes in financial year 2006, with downtrading into and within the segment.

A ban on smoking in public places was introduced in England on 1 July 2007, following similar bans in Wales and Northern Ireland, introduced earlier in the year. As anticipated, and in line with our experiences in other markets with similar legislation, these have resulted in an initial decline in cigarette market volumes. On 1 October 2007, the minimum age for the sale of tobacco products by retailers in England, Scotland and Wales was increased from 16 to 18.

Our cigarette market share climbed to 46.4 per cent. in financial year 2007, compared to 45.5 per cent. in financial year 2006. The UK’s best selling cigarette brand, Lambert & Butler, was up to 16.6 per cent. (16.2 per cent. in financial year 2006) and the UK’s number two brand, Richmond, was up at 15.7 per cent. (15.5 per cent. in financial year 2006). Following the introduction of Windsor Blue in January 2006, the brand continued to grow strongly in the economy sector capturing 2.6 per cent. share of the total market in financial year 2007.

In fine cut tobacco, our market share fell to 63.6 per cent., compared to 65.3 per cent. in financial year 2006, although Golden Virginia continues to lead the market. We launched Gold Leaf in June 2007 in the value segment, which had grown to 1.6 per cent. market share in September 2007. We are the UK market leader in rolling papers. We launched a new variant Rizla Smooth in August 2007.

Financial year 2006 vs financial year 2005

Revenue increased by 1 per cent. to £4,762 million in financial year 2006 compared to £4,710 million in financial year 2005. Our net revenue rose 4 per cent. to £835 million, with adjusted profit from operations up 8 per cent. to £506 million. These increases were achieved notwithstanding that the Group’s cigarette volumes were down 2 per cent. to 23 billion. This profit performance reflected improvements in our cigarette market share and the benefits of price increases which more than offset market volume declines and downtrading.

We estimated that the total UK cigarette market decreased by 3 per cent. to 49.1 billion cigarettes in financial year 2006 (50.8 billion in financial year 2005) with consumer downtrading continuing. The value and economy sectors accounted for over 40 per cent. of the total UK cigarette market in 2006. The fine cut tobacco market grew to 3,255 tonnes (3,050 tonnes in financial year 2005).

We delivered a strong operational performance in the UK, growing our cigarette market share to 45.5 per cent., compared to 44.5 per cent. in financial year 2005. Windsor Blue, in the economy sector, grew to 2.2 per cent. market share by the end of financial year 2006. New variants Superkings and Smooth and the relaunch of the celebration packs grew the UK number one cigarette brand Lambert & Butler to 16.2 per cent. share. The number two brand, Richmond, benefited from a packaging improvement and continued to perform well with a market share of 15.5 per cent. Reflecting downtrading dynamics, our Regal, Embassy and Superkings brands remained under pressure.

In fine cut tobacco, our market share declined to 65.3 per cent. in financial year 2006 compared to 66.3 per cent. in financial year 2005 due to continued competition.

Germany

First half 2008 vs first half 2007

In Germany, net revenue was £261 million, a 2 per cent. increase over the first half of 2007, and adjusted profit from operations increased 3 per cent. to £120 million, notwithstanding volume declines in both cigarettes and fine cut tobacco. Our results in Germany benefited from the strengthening of the euro against the pound sterling, our growing cigarette and fine cut tobacco market shares and manufacturer’s price increases, which offset total market declines.

We estimate that the annualised duty-paid cigarette market decreased by 5 per cent. to 85.3 billion cigarettes as a result of the continuing impact of successive tax increases which have driven cross-border flows into Germany. Downtrading within cigarettes continued, with growth in the low price branded sector, which now accounts for 23 per cent. of the total cigarette market (2007: 17.9 per cent.). We estimate that the annualised other tobacco products market declined by 4 per cent. to 34.1 billion cigarette equivalents. We increased our prices across certain product ranges in October and December 2007 and in January 2008.

Our cigarette market share increased to 21.8 per cent. in Germany, enhancing our number two market position. JPS performed well, increasing its market share to 7.7 per cent. (2007: 6.0 per cent.). In October 2007, we launched Route 66. West continued to be impacted by downtrading with market share down to 6.5 per cent. (2007: 7.4 per cent.). In other tobacco products, we grew our market share to 19.6 per cent. (2007: 18.9 per cent.) with our share of the Single Tobacco make-your-own segment up to 38.7 per cent.

Financial year 2007 vs financial year 2006

In Germany, revenue decreased by 2 per cent. to £2,645 million in financial year 2007 and net revenue fell by 9 per cent. to £524 million. Adjusted profit from operations decreased by 12 per cent. to £238 million. Our results benefited from continued growth in our cigarette market share and cost efficiencies, but were adversely affected by the cessation of the profitable Singles product and the decline in the total duty-paid tobacco market.

Successive tobacco tax increases have increased both legal and illegal cross-border flows into Germany and the market continued to be impacted by the cessation of the make your own Singles product, following the change in the excise duty status of the product in April 2006. We estimated that the overall tobacco market in 2007 was down 6 per cent. to 127 billion cigarette equivalents (135 billion in financial year 2006). The cigarette market fell slightly to 91 billion cigarettes, compared to 92 billion in financial year 2006, with downtrading continuing, resulting in strong growth in the low price branded cigarette segment, reaching 19.1 per cent. of the cigarette market in financial year 2007 compared to 11.4 per cent. in 2006. Other tobacco products were down 16 per cent. to 36 billion cigarette equivalents (2006: 43 billion). In 2006, Singles accounted for 20 billion cigarette equivalents of the total other tobacco products sector. We estimate that approximately 20 per cent. of former Singles consumers have moved into duty paid cigarettes, 55 per cent. into other tobacco products and 25 per cent. into both legal and illegal cross-border flows.

The Federal Government’s ban on smoking in all federal government buildings, while allowing for the provision of separate smoking areas, as well as a total ban on public transport, came into effect on 1 September 2007. Legislation for hospitality venues such as cafés, bars and restaurants and regional state government buildings was introduced at the Regional State level.

Our cigarette market share grew to 21.3 per cent. compared to 20.7 per cent. in financial year 2006, with a strong performance from JPS which increased its market share to 6.4 per cent. (3.8 per cent. in financial year 2006). Along with other mid-priced brands, West, the second largest cigarette brand in Germany, continued to be impacted by downtrading with its market share down to 7.2 per cent. (8.2 per cent. in financial year 2006). Davidoff, in the premium sector, remained broadly stable at 1.0 per cent. of the total cigarette market (1.1 per cent. in financial year 2006). Our market share of other tobacco products was down to 19.1 per cent. (21.8 per cent. in financial year 2006) impacted by the migration of former Singles consumers, and increased competition in this sector. Our make your own West and JPS Single Tobacco products and newly launched Route 66 make your own tobacco performed well and have captured a significant share of this growing segment in 2007.

Financial year 2006 vs financial year 2005

Revenue increased by 3 per cent. to £2,698 million in financial year 2006 compared to £2,623 million in financial year 2005. Our net revenue decreased by 8 per cent. to £575 million, with adjusted profit from operations down 7 per cent. to £270 million. These results reflected the overall market volume decline, downtrading into value cigarette brands and the cessation of sales of Singles products, partly offset by market share growth and cost efficiencies.

We estimated that the overall tobacco market in financial year 2006 was down 6 per cent. to 135 billion cigarette equivalents (144 billion in financial year 2005). The duty-paid cigarette market fell by 9 per cent. to 92 billion cigarettes (101 billion in financial year 2005), following the further duty increase in September 2005. Other tobacco products were stable at 43 billion cigarette equivalents. The low price branded cigarette sector continued to grow strongly as consumers downtraded, accounting for 11.4 per cent. (5.6 per cent. in financial year 2005) of the market, with the private label sector continuing to decline to 13.4 per cent. (15.9 per cent. in financial year 2005).

Production of Singles tobacco products ceased in March 2006, following a ruling from the European Court of Justice which resulted in a change of the excise duty status of the product, although products remained on retailers’ shelves until September 2006.

We grew our cigarette share to 20.7 per cent. compared to 19.4 per cent. in financial year 2005, driven by a strong performance from JPS. The brand captured the majority of market share growth in the low price branded cigarette segment, with market share up to 3.8 per cent. (1.7 per cent. in financial year 2005). Increased downtrading in the mid-priced cigarette segment resulted in West market share dropping to 8.2 per cent. (8.5 per cent. in financial year 2005). Our limited edition West packs delivered additional sales volumes and the brand’s performance stabilised. Davidoff performed well in a downtrading environment with a stable market share of 1.1 per cent.

Our market share of other tobacco products fell to 21.8 per cent. compared to 24.2 per cent. in financial year 2005. Prior to the change in duty status of Singles there was increased competition in this market segment, with a resulting impact on our other tobacco products share. In anticipation of consumers migrating from Singles, we launched West Single Tobacco in March and JPS Single Tobacco in May with encouraging financial year 2006 results.

Rest of Western Europe

First half 2008 vs first half 2007

In the Rest of Western Europe, net revenue increased 7 per cent. to £307 million and adjusted profit from operations increased 8 per cent. to £153 million. Our results benefited from the strengthening of the euro against the pound sterling, growth in our cigarette market shares and pricing improvements, notwithstanding lower travel retail sales.

We estimated that the cigarette market in the region declined by 1 per cent. to 315.9 billion cigarettes. In Spain, we estimate that the annualised cigarette market was broadly stable at 85.0 billion cigarettes. In France, we estimate that the market fell 4 per cent. to 51.8 billion cigarettes, mainly as a result of the public smoking ban which came into effect on 1 January 2008. The regional pricing environment continued to improve, with price increases in Spain and Italy in the first half of financial year 2008. We estimate that the fine cut tobacco market in the region was broadly stable at 30,750 tonnes.

JPS continued to perform well in The Netherlands, with our overall market share increasing to 11.2 per cent. In Greece, growth in Davidoff increased our overall cigarette share to 9.6 per cent. In Belgium, JPS and Route 66 contributed to the increase of our market share to 10.7 per cent.

An increasingly competitive fine cut tobacco market and lower travel retail sales have impacted our volumes in the region. In France, our market share was 25.7 per cent. (including Interval, and 11.8 per cent. excluding Interval). In The Netherlands, the largest fine cut tobacco market in the region, and our overall market share increased to 50.5 per cent. with growth in Zilver and Evergreen in the value segment. We launched Drum Economy in the economy segment in February. In Belgium, a good performance from Bastos increased our domestic fine cut tobacco market share to 11.5 per cent. In Italy, Peter Stuyvesant grew its market share to 3.6 per cent., with our total share at 46.3 per cent.

Financial year 2007 vs financial year 2006

Revenue rose by 6 per cent. to £1,746 million from £1,647 million in financial year 2006. Net revenue was down slightly to £635 million compared to £637 million in financial year 2006, with adjusted profit from operations up slightly to £326 million compared to £324 million in financial year 2006. We have grown our cigarette shares and benefited from pricing improvements, but results were adversely affected by lower travel retail sales and euro exchange rates.

We estimated that the regional cigarette market was stable at 320 billion cigarettes in financial year 2007, with the annual regional fine cut tobacco market up slightly to 31,200 tonnes. The pricing environment improved with increases in a number of markets, including Spain, The Netherlands and France. The introduction of bans on smoking in public places continued to be debated at both the EU and Member State level, including further restrictions introduced in France on 1 February 2007. Pictorial health warnings appeared on cigarette packs in Belgium in early 2007.

Our cigarette market share was up to 10.6 per cent. in The Netherlands with a strong performance from JPS. Route 66 and newly launched JPS grew our market share in Belgium to 10.6 per cent. (10.2 per cent. in financial year 2006). JPS delivered another good performance in France, where market share was up to 4.0 per cent. (3.6 per cent. in financial year 2006). In the Republic of Ireland, our market share improvement to 26.4 per cent. (26.2 per cent. in financial year 2006) was driven by John Player Blue. In Greece, Davidoff and West continued to grow strongly with our total market share continuing its upward trend to 9.7 per cent. (8.4 per cent. in financial year 2006). In Spain our market share was impacted by lower travel retail sales and was down to 5.9 per cent. (6.4 per cent. in financial year 2006), while in Portugal our market share climbed to 4.1 per cent. (3.4 per cent. in financial year 2006), again with strong growth from JPS.

In fine cut tobacco the market remained extremely competitive, although the portfolio extension and repositioning initiatives we have undertaken have started to deliver some market share improvements. Newly launched Bastos fine cut tobacco grew our domestic market share in Belgium to 10.9 per cent. (10.4 per cent. in financial year 2006), while in The Netherlands, the largest fine cut tobacco market in the region, our overall market share was stable at 51.1 per cent. with Zilver and Evergreen performing well. Despite growth in JPS, our market share was down in France to 26.7 per cent. (28.0 per cent. in financial year 2006), due to increased competition from cigarette branded fine cut tobacco launches. In Italy, Peter Stuyvesant make your own was launched in April and captured 2.9 per cent. of the fine cut tobacco market by September 2007.

Financial year 2006 vs financial year 2005

Revenue increased by 5 per cent. to £1,647 million in financial year 2006 compared to £1,571 million in financial year 2005. Net revenue decreased by 1 per cent. to £637 million compared to £644 million in financial year 2005 as a result of consumer downtrading and an increasingly competitive pricing environment. Our cigarette volumes in the Rest of Western Europe grew by 14 per cent. with improvements in our market shares more than offsetting the market volume decline. Despite our good cigarette volume performance, adjusted profit from operations was broadly stable at £324 million, reflecting declines in travel retail, particularly in Spain, and an increasingly competitive fine cut tobacco market. In the Rest of Western Europe, our cigarette shares continued to grow in the majority of markets, complementing our leading position in fine cut tobacco.

The cigarette market in the Rest of Western Europe decreased by an estimated 3 per cent. in financial year 2006, with the annual regional fine cut tobacco market down 2 per cent. The value segments in both cigarette and fine cut tobacco grew as a result of consumer downtrading and an increasingly competitive pricing environment.

Restrictions on smoking in public places were introduced in Spain and Belgium in January 2006.

In The Netherlands, our cigarette market share grew to 8.9 per cent. compared to 4.9 per cent. in financial year 2005, driven by the strong growth of West and JPS. In January 2006, we commenced an agreement with Altadis to distribute Gauloises cigarettes. Our fine cut tobacco market share remained stable at 51.1 per cent. with Zilver and Evergreen benefiting from the downtrading dynamic.

In Belgium, our domestic cigarette share progressed to 10.2 per cent. compared to 9.5 per cent. in financial year 2005, driven by the growth of Route 66, and supported by the stabilisation of Bastos.

Following the introduction of restrictions on smoking in public places in Italy in 2005, the market decline slowed with an overall estimated cigarette market decline of 5 per cent. in financial year 2006. Our cigarette share was slightly down at 1.5 per cent. (1.6 per cent. in financial year 2005), with minimum pricing, introduced by the Italian Government in August 2005, reducing our ability to develop our portfolio through competitive prices.

In the Republic of Ireland, the overall cigarette market grew slightly to an estimated 5.7 billion cigarettes (5.6 billion in financial year 2005) and our cigarette market share was unchanged at 26.2 per cent. with a strong performance from Superkings.

We grew our cigarette share in France to 3.6 per cent. (3.3 per cent. in financial year 2005) due to the success of the JPS family. We maintained our position in the fine cut tobacco sector with a good performance from the market leader Interval at 14.9 per cent. (15.1 per cent. in financial year 2005). Our overall fine cut tobacco share declined to 28.0 per cent. (29.0 per cent. in financial year 2005).

In Spain, we made significant domestic progress with JPS growing our cigarette share to 6.4 per cent. (5.1 per cent. in financial year 2005).

In Greece, our cigarette market share increased to 8.4 per cent. (7.0 per cent. in financial year 2005) due to another strong performance from Davidoff in the premium segment, up to 3.3 per cent. (2.7 per cent. in financial year 2005), supported by West.

United States

First half 2008 vs first half 2007

In the United States, net revenue was £108 million and adjusted profit from operations was £54 million, enhanced by our acquisition of Commonwealth Brands. We achieved market share gains and benefited from a trade price increase in October 2007, which offset cigarette market size declines.

We estimate that the overall cigarette market declined by 5 per cent. in the calendar year 2007 as a result of the reversal of the impact of a trade stock build up in late 2006, with the discount sector accounting for 27.6 per cent. The fine cut tobacco market grew 12 per cent. to 8,700 tonnes. In October 2007, we implemented a trade price increase of US$0.70 per carton on all our cigarette brands.

Our cigarette market share grew to 4.2 per cent. of the total cigarette market and 13.5 per cent. of the discount sector as a result of strong performances from USA Gold and Sonoma. In fine cut tobacco, average market share grew to 3.4 per cent. and we introduced Premier into almost all states. Following our acquisition of the Bali Shag and McLintock fine cut tobacco brands in July 2007, the brands have been redesigned and relaunched.

We agreed on 30 April 2008 to acquire Lignum 2 Inc., a small private tobacco company, for US$22 million. Its main brand is Rave, which is positioned in the deep discount sector and sold as cigarettes. Lignum 2 Inc. has a 3.4 per cent. share of the fine cut tobacco market.

Financial year 2007 vs financial year 2006

We expanded significantly in the US market in 2007 following completion of the Commonwealth Brands acquisition on 2 April 2007. Accordingly, our results in the United States in financial year 2007 reflect only six months of contribution from Commonwealth Brands. Prior to the acquisition of Commonwealth Brands, our operations in the United States were limited to sales of rolling papers and tubes. In financial year 2007 revenue was £266 million compared to £14 million in financial year 2006 and net revenue was £117 million compared to £14 million in financial year 2006. Adjusted profit from operations was £52 million compared to £4 million in financial year 2006. Substantially all of these increases were due to the acquisition of Commonwealth Brands.

In financial year 2007, we estimated that the overall cigarette market declined by 3 per cent. to 367 billion cigarettes (379 billion in financial year 2006), with the discount sector accounting for around 27 per cent. of the total cigarette market. The other tobacco products sector is dominated by smokeless tobacco products which account for approximately 60 per cent. of the market. Cigars and cigarillos account for 30 per cent., with fine cut tobacco and pipe tobacco the remaining 10 per cent. We estimated that the fine cut tobacco market grew to 8,700 tonnes in financial year 2007 (7,800 tonnes in financial year 2006).

Legislation proposing an increase in federal excise tax on tobacco has been unsuccessful, but debate on this issue continues. A bill that would give the Food & Drug Administration authority to regulate tobacco products is currently being debated. In recent times, we have seen improvements in the litigation environment, reflecting the fact that the great majority of individual and class action claims have been decided in favour of the tobacco industry.

Cigarette volumes were 7.1 billion, with our cigarette market share at 3.7 per cent. of the total market, and at 13.4 per cent. in the discount sector. The Commonwealth Brands brand portfolio is focused on the discount sector with USA Gold and Sonoma holding 8.2 per cent. and 4.8 per cent. of the discount cigarette sector respectively.

We have an existing strong presence in rolling papers and tubes, which grew volumes by 13 per cent. and 8 per cent. respectively in the year. In July 2007, we acquired the US trademarks for the Bali Shag and McClintock fine cut tobacco brands from Peter Stokkebye. Prior to this, Commonwealth Brands was the exclusive distributor of these two brands.

The integration of our existing rolling papers and tubes business with Commonwealth Brands has progressed well, with our New Jersey sales and marketing operations transferring to the Commonwealth Brands office in Bowling Green, Kentucky. Our application to join the Master Settlement Agreement as a subsequent participating manufacturer was approved in November 2007. Each of Commonwealth Brands and SEITA has been signatories to the Master Settlement Agreement since 1998 and 1999 respectively.

Rest of the World

First half 2008 vs first half 2007

In the Rest of the World, net revenue increased 18 per cent. to £620 million and adjusted profit from operations increased 34 per cent. to £166 million, reflecting growth in cigarette volumes across a number of markets in the region.

Central Europe — In Poland, the largest market in Central Europe, Route 66 and West grew market share to 17.6 per cent. and we improved the profitability of our premium and mid-priced brands with a manufacturer’s price increase. In the Czech Republic, while cigarette volumes were impacted by industry stock building ahead of a tax increase, we grew our fine cut tobacco market share. In Hungary, our fine cut tobacco portfolio grew market share to 37.3 per cent. and in Austria, our cigarette market share grew to 9.2 per cent.

Eastern Europe — In Eastern Europe, our volumes increased 11 per cent., with Davidoff growing by 44 per cent. across the region as a whole. In the Ukraine, our market share increased to 21.4 per cent., with good performances by Davidoff, West, Classic and Prima. In Russia, volumes were impacted by trade stock adjustments although our cigarette market share was broadly stable at 5.4 per cent. and in Turkey our market share increased to 3.0 per cent. with strong growth from West.

Africa and the Middle East — In Africa, volumes increased 8 per cent., with Fine volumes up 20 per cent. We also increased our market share in a number of markets in western and central Africa, including Burkina Faso and Senegal. In the Middle East volumes grew by 11 per cent. Davidoff grew, with volumes up by 17 per cent.

Asia — In Taiwan, our market share decreased to 10.0 per cent. as a result of increased competition and downtrading. In Vietnam, we signed a joint venture agreement for the manufacture and sale of cigarettes with the Vietnam National Tobacco Corporation and Da Nang province.

Australasia — In Australia, our cigarette market share fell to 16.8 per cent. as a result of increased competition. In New Zealand, we grew market share to 17.9 per cent. with John Brandon performing well.

Financial year 2007 vs financial year 2006

Revenue rose by 11 per cent. to £2,845 million, compared to £2,555 million in 2006, and net revenue increased to £1,128 million from £1,101 million. Adjusted profit from operations rose by 17 per cent. to £295 million (£252 million in financial year 2006) despite foreign exchange losses. This profit performance reflected our growing cigarette volumes, further geographic expansion and market share gains we have achieved in a number of markets in the region.

Asia — In Asia, our strong presence in Taiwan was complemented by a growing presence in Laos and Vietnam, while in China we continued to develop our collaboration with the State Tobacco Monopoly Administration and the Yuxi Hongta Group. In Taiwan, we grew our market share to 11.7 per cent., with a good performance from West adding to our Davidoff market share. We delivered 22 per cent. volume growth in Laos and increased our market share in Vietnam to 10.6 per cent. In China, our volumes of West and Davidoff grew with increased distribution in additional cities.

Australasia — In the highly regulated mature markets of Australia and New Zealand, we improved profitability with the benefit of price increases, despite the value segment of the cigarette sector becoming increasingly competitive. Our market shares were down slightly in Australia to 17.5 per cent. (17.8 per cent. in financial year 2006), and broadly stable in New Zealand at 17.5 per cent.

Central Europe — In Central Europe, important markets in this region include Poland, Hungary, Austria, Slovenia, Slovakia and the Czech Republic, supported by our growing Scandinavian operations. We have improved our regional profitability and increased our cigarette market shares in a number of markets including the Czech Republic and Poland. Brand highlights include Moon in the Czech Republic, Golden Gate in Hungary and Slovakia, JPS in Austria and West in Slovenia and Poland. The EU accession countries in this region have rising taxes as they work towards reaching EU minimum tax levels by the end of their derogation periods. In this environment, fine cut tobacco has grown, with our regional volumes doubling during the year. In Scandinavia, we made progress in developing our snus position growing our volumes by 46 per cent. Following our acquisition of Tremaco in Estonia in January 2007, we have introduced a number of our own brands, while in Norway we grew our cigarette market share to 3.5 per cent. with growth in Davidoff, Paramount and West.

Eastern Europe — In Eastern Europe, alongside our established positions in Ukraine and Russia, our operations in Turkey and the Caucasus grew. Regional cigarette volumes continued to grow strongly. In Russia while our market share was stable at 5.5 per cent., Davidoff improved its performance. In Ukraine, our volumes grew strongly and our market share continued its upward trend to 20.6 per cent. (19.0 per cent. in financial year 2006), with volume increases for major brands particularly

Classic, West and Davidoff. In Turkey, our market share grew to 2.5 per cent. and our volumes have risen by 85 per cent. with strong growth in West, Klasik and Davidoff. In the Caucasus, we delivered significant volume increases with good performances from West, Davidoff and R1.

Africa and the Middle East — We have an established presence in the sub-Saharan region of Africa and in the Middle East, where Davidoff is our leading brand. Important markets include the Ivory Coast, Senegal, Madagascar and Saudi Arabia. Our market shares grew in a number of markets across the region including in Senegal with growth in Excellence, in Madagascar with Good Look performing well, in Burkina Faso with Mustang and in the Ivory Coast with Fine. In the Middle East region, Davidoff again grew with volumes up by 29 per cent. and market share gains within the region particularly in Saudi Arabia, Kuwait and the UAE.

Americas and Duty Free — We were focused on building our presence into other markets in the Americas region. We launched Davidoff into Canada and West and Davidoff into Mexico. In duty free, our cigarette volumes have remained relatively stable and fine cut tobacco volumes have grown by 27 per cent. In particular, we have increased Davidoff’s presence in duty free following the introduction of new variants.

Financial year 2006 vs financial year 2005

In the Rest of the World, revenue increased by 11 per cent. to £2,555 million in financial year 2006 compared to £2,312 million in financial year 2005 as our cigarette sales volumes increased 8.9 per cent. to 122.7 billion (112.7 billion in financial year 2005). The EU accession countries continued to take steps to bring their duty levels up to the minimum requirements. Net revenue increased 6 per cent. to £1,101 million. These results reflected strong cigarette volume growth supported by continued investment in the region partially offset by ongoing competitive challenges in Central Europe. Adjusted profit from operations increased 22 per cent. to £252 million, with revenue growth supported by cost savings across the region.

In financial year 2006, we delivered volume and cigarette share gains in many markets in the Rest of the World region.

Asia — In Taiwan, we launched the first king size Davidoff cigarette, Davidoff Neon, in December 2005, which captured 0.5 per cent. market share. Our volumes benefited as a result of a Boss packaging improvement and the launch of Davidoff Neon; however, our overall market share was down slightly to 11.1 per cent. (11.4 per cent. in financial year 2005). In Vietnam, Bastos held market share at 10.3 per cent. (10.2 per cent. in financial year 2005) while in Laos we delivered strong volume growth from the A brand family.

Australasia — In Australia, our cigarette share was up slightly at 17.8 per cent. (17.7 per cent. in financial year 2005) with a good performance from Peter Stuyvesant and Brandon. Our fine cut tobacco share declined to 62.0 per cent. (63.4 per cent. in financial year 2005), due to increased competition. John Brandon also performed well in New Zealand, growing our market share to 17.6 per cent. (17.0 per cent. in financial year 2005).

Central Europe — In Central Europe the trading environment continued to be challenging. Duty increases took place across the region, as countries moved further towards EU minimum excise rates, impacting volumes. In Scandinavia, our acquisition of the Norwegian distributor of tobacco products, Gunnar Stenberg, in February 2006, and our investment in the Swedish snus company, Skruf, provided a base from which to develop our business.

Across the region we increased our cigarette market shares: in Poland to 16.1 per cent. (15.5 per cent. in financial year 2005), in Hungary to 14.5 per cent. (12.6 per cent. in financial year 2005) and in the Czech Republic to 9.6 per cent. (7.2 per cent. in financial year 2005), with growth driven by the performance of our value brands. We launched Davidoff, West and Paramount in both Sweden and Norway during the year.

Eastern Europe — The Eastern European region experienced strong economic development and, while some restrictions were in place, our ability to communicate with consumers was significantly greater than in the EU. Our established positions in Russia and Ukraine were complemented by a growing business in the Caucasus and in Turkey.

We grew volumes by 14 per cent. across the region. In Russia, our market share increased slightly to 5.5 per cent. (5.3 per cent. in financial year 2005), with strong performance from Maxim. To increase our retail coverage and improve efficiencies we formed a joint merchandising force with Altadis in February 2006. In Ukraine, our market share was stable at 19.0 per cent. (18.9 per cent. in financial year 2005) and we continued to invest in our market leading brand, Prima. In Turkey our market share grew to 1.4 per cent. (0.4 per cent. in financial year 2005) with a good performance from Klasik.

Africa and the Middle East — We delivered market share improvements with the continued growth of Excellence in the Ivory Coast and Good Look in Madagascar. Following the decision to end the licensed manufacturing and distribution arrangements with British American Tobacco in West Africa, we benefited from increased volume and market shares. We launched Davidoff in Senegal, Gabon, Burkina Faso and the Ivory Coast. Davidoff continued to grow strongly in the Middle East region with volumes up 31 per cent., notably in Saudi Arabia with Davidoff One.

8.                                       Capital resources and funding of the Imperial Tobacco Group

We broadly define liquidity as our ability to generate sufficient cash flow from our operating activities to meet our contractual obligations and commercial commitments. In addition, liquidity includes our undrawn committed bank facilities, cash and cash equivalents together with our ability to obtain appropriate bank or capital markets debt and/or equity financing in the future. Our principal long-term capital resources consist of our bank credit facilities and capital market issuances, as described below, as well as operating cash flow.

The Group consistently converts a high level of adjusted profit from operations into operating cash flow before tax payments less net capital expenditure relating to property, plant and equipment and software. Our cash conversion rate in financial year 2007 was 81 per cent. (98 per cent. in financial year 2006). This cash conversion rate is lower than our targeted rate of around 100 per cent. due to a higher level of net capital expenditure, as well as a short term increase in working capital of £194 million as a result of stock building in certain Central European markets in advance of duty increases due in January 2008.

For a discussion of our funding and treasury policies, see note 16 to the 2007 Financial Statements.

Indebtedness

At 31 March 2008, the net debt of the Group was £17.1 billion and the total indebtedness of the Group was £17.9 billion, consisting principally of debt under bank credit facilities and capital markets issuances, as described below. Our total indebtedness has increased during each of the last two financial years, principally to finance our share buyback programme and the acquisitions of the Davidoff cigarette trademark, Commonwealth Brands and Altadis. Our total indebtedness was £4,052 million at 30 September 2006 and £5,120 million at 30 September 2007.

In July 2007 the Group entered into the Senior Bank Debt Facility Agreement in connection with the acquisition of Altadis and to repay existing indebtedness of the Group under a revolving credit facility dated 10 February 2005 (as amended from time to time) and an acquisition financing facility dated 8 February 2007 (as amended from time to time) entered into in connection with the acquisition of Commonwealth Brands. The facilities under the Senior Bank Debt Facility Agreement comprise, among other things: committed term loan facilities denominated in euros; a committed revolving credit facility available in three tranches, one in US dollars, one in pounds sterling and one multicurrency tranche; a €500 million committed swingline facility available in euros, US dollars and pounds sterling; and a £600 million uncommitted facility. The facilities under the Senior Bank Debt Facility Agreement have maturity dates ranging from 364 days to five years.

The rate of interest under the Senior Bank Debt Facility Agreement (other than for the swingline and uncommitted facilities) is EURIBOR or LIBOR (as appropriate) plus a margin plus any mandatory costs payable. The margin on the facilities (other than certain swingline loans and the uncommitted facilities) is linked to our long term credit rating from Moody’s and S&P or certain other statistical rating agencies if a rating from Moody’s or S&P is not available.

The margin under the uncommitted facility is determined in accordance with the terms of the offers (if any) from lenders to provide that facility.

The obligations of Imperial Tobacco Finance PLC and Imperial Tobacco Enterprise Finance Limited as the borrowers under the Senior Bank Debt Facility Agreement are guaranteed by Imperial Tobacco Limited and Imperial Tobacco on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco Finance PLC and Imperial Tobacco Enterprise Finance Limited under the Senior Bank Debt Facility Agreement.

We have given undertakings and financial covenants in respect of our business and financial position under the Senior Bank Debt Facility Agreement. The financial covenants are a minimum ratio of “earnings before interest, tax, depreciation and amortisation” (“Consolidated EBITDA”, as defined in the Senior Bank Debt Facility Agreement) to net interest (“Consolidated Net Interest” as defined in the Senior Bank Debt Facility Agreement) and a maximum ratio of net debt (“Consolidated Total Net Borrowings” as defined in the Senior Bank Debt Facility Agreement) to Consolidated EBITDA. We have been in compliance with these covenants since inception of the Senior Bank Debt Facility Agreement. Under the Senior Bank Debt Facility Agreement, a change of control of Imperial Tobacco would, unless otherwise agreed by the lending banks, require any outstanding borrowings thereunder to be repaid immediately and the facility thereunder would be cancelled.

As the proceeds of the Rights Issue were not available on completion of the acquisition of Altadis, and in order to satisfy the requirements of the bank guarantees issued in respect of the total consideration payable for the acquisition, a facility of €7,989 million was provided under the Equity Bridge Facility Agreement, which was entered into on 18 July 2007 to cover the funding requirements pending completion of the Rights Issue.

The rate of interest under the Equity Bridge Facility Agreement is EURIBOR (or, if the facility or any part thereof is redenominated into sterling to assist in prepayment, LIBOR) plus a margin plus any mandatory costs payable.

The obligations of Imperial Tobacco as the borrower under the Equity Bridge Facility Agreement are, subject to certain conditions, guaranteed by Imperial Tobacco Limited on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco under the Equity Bridge Facility Agreement. The undertakings and financial covenants in the Equity Bridge Facility Agreement are similar to those contained in the Senior Bank Debt Facility Agreement.

Altadis has given undertakings and financial covenants in respect of its business and financial position under certain bank debt facilities entered into by it. The financial covenants are a minimum ratio of Consolidated EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) to Consolidated Net Interest and a maximum ratio of Net Debt to EBITDA. Altadis has been in compliance with these covenants.

As at 31 March 2008, we had capital markets indebtedness of £3.5 billion and committed bank facilities of £17.1 billion of which £14.0 billion were utilised. In addition, we had bilateral uncommitted facilities totalling £160 million, of which none were drawn at 31 March 2008. Our cash and cash equivalent balances as at 31 March 2008 were £804 million.

As at 31 March 2008, our principal bank borrowings including the Altadis Group were as follows:

Facility	Amount (in millions)		Approximate amount in £ millions	Annual Interest Basis(1)	Maturity

Committed 364-day equity bridge facility		€7,989	6,362	EURIBOR + margin	16 July 2008
Committed 364-day term loan facility with 364-day term-out		€3,500	2,787	EURIBOR + margin	16 July 2008	(2)
Committed 3-year term loan facility		€3,000	2,389	EURIBOR + margin	18 July 2010
Committed 3-year revolving credit facility		$2,000	1,007	LIBOR + margin	18 July 2010
Committed 3-year revolving credit facility		£650		LIBOR + margin	18 July 2010
Committed 5-year loan facility		€600	478	EURIBOR + margin	18 July 2012
Committed 5-year revolving credit facility		€4,000	3,185	LIBOR (or EURIBOR) + margin reference rate + margin	18 July 2012
Moroccan Dirham loan facility	MAD	1,875	130	Reference rate(3) + margin	16 July 2010
Moroccan Dirham loan facility	MAD	1,250	87	Reference rate(3) + margin	16 July 2010

(1)       Before interest and cross currency swaps (where applicable).

(2)       Initially matures on 16 July 2008 but may be extended at the Group’s option (subject to there being no existing event of default) for a further 364 days to 15 July 2009.

(3)       5-year Treasury Bonds weighted average rate (calculated upon the 12 previous months as published by Bank A1 Maghrib).

As at 31 March 2008, our capital market issuance including the Altadis Group was as follows:

Issue date	Amount (in millions)		Approximate amount in £ millions	Annual Interest Rate(1)	Maturity	Type

1 April 1999	US$	600	302	7.125%	1 April 2009	Public
6 June 2002		£350		6.875%	13 June 2012	Public
2 October 2003		€600	478	4.250%	2 October 2008	Public
2 October 2003		€500	398	5.125%	2 October 2013	Public
4 December 2003		£200		6.25%	4 December 2018	Public
12 December 2005		€500	398	4.000%	11 December 2015	Public

Issue date	Amount (in millions)	Approximate amount in £ millions	Annual Interest Rate(1)	Maturity	Type
22 November 2006	€1,200	956	4.375%	22 November 2013	Public
22 November 2006	£450		5.50%	22 November 2016	Public

(1)                    Before interest and cross currency swaps (where applicable).

There have been no material changes to our principal funding facilities subsequent to 31 March 2008.

Following the repayment of the equity bridge facility, the Group will have principal committed bank facilities and capital markets indebtedness totalling approximately £14.2 billion. These include the A term loan under the Senior Bank Debt Facility Agreement of €3,500 million which initially matures on 16 July 2008, but may be extended at the Group’s option (subject to there being no existing event of default) for a further 364 days to 15 July 2009. The Directors currently intend to exercise this option. The Directors’ current plans indicate that additional borrowing capacity will be required from 16 July 2009. The Directors believe that additional committed borrowing facilities or other types of financing, as may be required, will be secured prior to that date.

Under our global bond issuance documentation, the obligations of Imperial Tobacco Overseas B.V. are guaranteed by Imperial Tobacco Limited and Imperial Tobacco on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco Overseas B.V. under the issuance documentation. Under the euro medium term note programmes the obligations of Imperial Tobacco Finance PLC and Imperial Tobacco Finance (2) PLC are guaranteed by Imperial Tobacco Limited and Imperial Tobacco on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco Finance PLC and Imperial Tobacco Finance (2) PLC under the programmes.

Under the Altadis Group’s bond issuance documentation, the obligations of the subsidiaries Altadis Finance, B.V. and Altadis Emisiones Financieras, S.A.U. are guaranteed by Altadis.

The following table sets forth the aggregate maturities of our debt, operating leases and other long-term obligations for the years subsequent to 30 September 2007.

	Payment due by period
	Less than 1 year	1-2 years	3-5 years	After 5 years	Total
	In £’s million
Borrowings	1,067	304	2,202	1,547	5,120
Unconditional purchase obligations	50	—	—	—	50
Operating lease obligations	8	8	7	10	33
Deferred consideration	8	—	—	—	8
Total contractual cash obligations	1,133	312	2,209	1,557	5,211

In addition, as at 31 December 2007, the Altadis Group had finance lease liabilities with a nominal value of €47 million (€51 million in 2006) and a present value of €41 million (€44 million in 2006). The main finance lease relates to the building which houses Altadis’ registered offices in Madrid, which ends in 2013.

The only significant operating lease obligation of the Altadis Group as at 31 December 2007 relates to the building which houses Altadis’ main office in Paris, which ends in 2015, for a total amount of €29 million committed for the remaining lease period of eight years.

The liquidity of the Altadis Group is affected to a degree by its tobacco logistics business, under which it is required to pay VAT and excise tax on the tobacco products which it delivers within 41 days on average. It collects this amount from the tobacconists, so is exposed to timing differences between payment and collection. Historically, it has collected these amounts before they are required to be paid to the tax authorities, resulting in a positive tax float. However, changes in timing of collection or tax payments could impact the tax float.

Imperial Tobacco Group cash flows

The table below shows our consolidated cash flows for the years ended 30 September 2005, 2006 and 2007 and for the six months ended 31 March 2007 and 2008.

	Year ended 30 September			Six months ended 31 March
	2005	2006	2007	2007	2008
	(In £’s million)
Cash flows from operating activities	1,143	1,155	999	253	199
Cash flows from investing activities
Interest received	16	13	15	6	37
Purchase of property, plant and equipment	(92)	(75)	(128)	(44)	(93)
Proceeds from sale of property, plant and equipment	27	15	5	1	8
Purchase of intangible assets — software	(10)	(7)	(5)	(3)	(4)
Purchase of intangible assets — trademarks	—	(368)	(5)	—	(5)
Purchase of businesses — net of cash acquired	(6)	(68)	(966)	—	(8,854)
Proceeds from sale of businesses	—	—	—	—	8
Proceeds from sale of financial assets	—	—	—	—	10
Net cash used in investing activities	(65)	(490)	(1,084)	(40)	(8,893)
Cash flows from financing activities
Interest paid	(212)	(199)	(227)	(52)	(277)
Purchase of treasury shares	(201)	(556)	(105)	(105)	—
Proceeds from sale of shares held by the Employee Share Ownership Trusts	3	7	7	1	1
Purchase of shares held by Employee Ownership Trusts	(8)	(55)	(55)	(25)	(23)
Increase in borrowings	232	1,356	2,324	1,586	12,738
Repayment of borrowings	(606)	(795)	(1,317)	(1,318)	(3,122)
Repayment of obligations under finance leases	—	—	—	—	(1)
Dividends paid to minority interests	(4)	(7)	(4)	(3)	(4)
Dividends paid to shareholders	(373)	(406)	(434)	(293)	(326)
Net cash (used in)/generated by financing activities	(1,169)	(655)	189	(209)	8,986
Net (decrease)/increase in cash and cash equivalents	(91)	10	104	4	292
Cash and cash equivalents at start of year	339	256	263	263	380
Effect of foreign exchange rates	8	(4)	13	(1)	132
Adjustments relating to adoption of IAS 39 from 1 October 2005	—	1	—	—	—
Cash and cash equivalent at end of period	256	263	380	266	804

For internal management purposes, we use a measure of “operating cash flow before tax payments less net capital expenditure relating to property, plant, equipment and software.”

Operating cash flow before tax payments less net capital expenditure relating to property, plant, equipment and software is not a measure determined in accordance with generally accepted accounting principles. We believe, however, that it is a relevant measure, as it represents the amount of cash available to us for the repayment of our indebtedness, for strategic acquisitions to grow our business, or for other investing or financing activities.

We reconcile cash flows from operating activities before tax payments and after net capital expenditure to net cash inflow from operating activities as follows:

	Six months ended 31 March
	2007	2008
	In £’s million, except for percentages
Cash flows from operating activities	253	199
Tax payments	151	86
Net capital expenditure	(46)	(89)
Cash flows from operating activities before tax payments and after net capital expenditure (A)	358	196
Adjusted profit from operations (B)	663	918
Cash conversion rate before restructuring costs (A / B %)	54%	21%

	Financial year
	2005	2006	2007
	In £’s million, except for percentages
Cash flows from operating activities	1,143	1,155	999
Tax payments	239	236	320
Net capital expenditure	(75)	(67)	(128)
Cash flows from operating activities before tax payments and after net capital expenditure (A)	1,307	1,324	1,191
Adjusted profit from operations (B)	1,297	1,356	1,475
Cash conversion rate before restructuring costs (A / B %)	101%	98%	81%

First half 2008 vs first half 2007

In the six months ended 31 March 2008, the Group generated £199 million of cash flows from operating activities compared to £253 million in the six months ended 31 March 2007, a decrease of 21 per cent. The nature of the Altadis’ logistics division results in major changes in cash levels during the course of any given month and the range between peaks and troughs can be significant within this timescale. On 25 January 2008, Logista was at a high point in this cash cycle heightened by January price increases and the timing of VAT and duty payments. As the position normalised in February, we experienced a cash outflow of approximately €0.5 billion. Cash flow from operating activities includes taxation payments in the six months ended 31 March 2008 of £86 million (£151 million in the six months ended 31 March 2007).

Net cash used in investing activities was £8,893 million in the six months ended 31 March 2008 compared with £40 million in the six months ended 31 March 2007. This increase was mainly due to the acquisition of Altadis, which contributed £8,854 million to the total net cash used in investing activities.

Our capital expenditures (excluding the acquisition of property, plant and equipment and intangible assets through the acquisition of Altadis) in the six months ended 31 March 2008 were £102 million compared to £47 million in the six months ended 31 March 2007 reflecting expenditure on the Taiwan factory, further investment in plant and machinery in Germany and Russia and investment in information technology in the logistics division. Receipts from the sale of property plant and equipment and intangible assets amounted to £8 million (£1 million in the six months ended 31 March 2007).

Net cash generated in financing activities was £8,986 million in the six months ended 31 March 2008 compared with cash used of £209 million in the six months ended 31 March 2007, reflecting the incurring of indebtedness to fund the Altadis acquisition. Interest paid in the six months ended 31 March 2008 was £277 million (£52 million in the six months ended 31 March 2007).

Dividend payments in the six months ended 31 March 2008 totalled £326 million (representing 48.5 pence per share), an 11 per cent. increase compared to £293 million (representing 43.5 pence per share) in the six months ended 31 March 2007.

Financial year 2007 vs financial year 2006

In financial year 2007, the Group generated £999 million of cash flows from operating activities compared to £1,155 million in financial year 2006, a decrease of 14 per cent., reflecting a short term increase in working capital outflow as a result of stock building in certain Central European markets in advance of duty increases due in January 2008. Cash flow from operating activities includes taxation payments in financial year 2007 of £320 million (financial year 2006: £236 million).

Net cash used in investing activities was £1,084 million in financial year 2007 compared with £490 million in financial year 2006. This increase was mainly due to the acquisition of Commonwealth Brands in April 2007. The 2006 figure included the acquisition of the Davidoff cigarette trademark.

Our capital expenditures (excluding the acquisition of trademarks) in financial year 2007 were £133 million compared to £82 million in financial year 2006 reflecting installation of new and upgraded machinery in Russia, Ukraine and Germany to increase capacity and support new product initiatives, and the commencement of construction of our new factory in Taiwan.

Receipts from the sale of tangible fixed assets of £5 million (financial year 2006: £15 million) related primarily to the disposal of surplus land and buildings and associated items.

Net cash generated in financing activities was £189 million in financial year 2007 compared with cash used of £655 million in financial year 2006. Interest paid in financial year 2007 was £227 million (financial year 2006: £199 million).

Prior to the suspension of our share buyback programme at the time of our announcement of the Commonwealth Brands acquisition, we had spent £105 million on the purchase of our own shares, including expenses (financial year 2006: £556 million). As at 30 September 2007, we held 51.7 million treasury shares representing 7.1 per cent. of our issued share capital. In addition, the Employee Benefit Trusts bought shares in the Company totalling £55 million during financial year 2007 (2006: £55 million).

Dividend payments in financial year 2007 totalled £434 million (representing 69.5 pence per share), a 7 per cent. increase compared to £406 million (representing 62.0 pence per share) in financial year 2006.

Financial year 2006 vs financial year 2005

In financial year 2006, the Group generated £1,155 million of cash flows from operating activities compared to £1,143 million in financial year 2005, an increase of 1 per cent. Cash flow from operating activities included taxation payments in financial year 2006 of £236 million (financial year 2005: £239 million).

Net cash used in investing activities was £490 million in financial year 2006 compared with £65 million in financial year 2005. This increase was mainly due to the acquisition of the Davidoff cigarette trademark for a cash consideration of £368 million in September 2006, the acquisition of Gunnar Stenberg for £12 million in February 2006 and payment of the final instalment of deferred consideration in relation to the Tobaccor acquisition totalling £56 million in December 2005. Cash outflows in respect of acquisitions totalled £6 million in financial year 2005.

Our capital expenditures in financial year 2006 were £82 million (excluding the acquisition of the Davidoff cigarette trademark), reflecting ongoing asset replacements, compared to £102 million in financial year 2005. Capital expenditures in financial year 2005 included the construction of our cigarette factory in Turkey. Receipts from the sale of tangible fixed assets of £15 million (financial year 2005: £27 million) related primarily to the disposal of surplus land and buildings and associated items.

Net cash used in financing activities was £655 million in financial year 2006 compared with £1,169 million in financial year 2005. Interest paid in financial year 2006 was £199 million (financial year 2005: £212 million).

During financial year 2005 we commenced a share buyback programme, which continued into financial year 2006 when we spent £556 million on the purchase of our own shares, including expenses (financial year 2005: £201 million). As at 30 September 2006, we held 46.0 million treasury shares representing 6.3 per cent. of our issued share capital. In addition, the Employee Benefit Trusts bought shares in the Company totalling £55 million during financial year 2006 (financial year 2005: £8 million).

Dividend payments in financial year 2006 totalled £406 million (representing 62.0 pence per share), a 9 per cent. increase compared to £373 million (representing 56.0 pence per share) in financial year 2005.

Capitalisation and indebtedness statement

Set out below is a statement of the Group’s capitalisation as at 31 March 2008 which has been extracted without material adjustment from internal accounting records for the six months ended 31 March 2008 used in compiling the Interim Financial Statements.

Shareholders equity	£m

Share capital	73
Share premium account	964
Other reserves (including profit and loss reserve)	373
Total capitalisation	1,410

Statement of indebtedness as at 31 March 2008

The following table shows the Group’s unaudited gross indebtedness as at 31 March 2008, extracted without material adjustment from internal accounting records used in compiling the Interim Financial Statements.

£m

Current debt
Secured	(2)
Unsecured/unguaranteed	(10,032)
Total current debt	(10,034)

Non-current debt
Secured	(29)
Unsecured/unguaranteed	(7,878)
Total non-current debt	(7,907)

Statement of net indebtedness as at 31 March 2008

The following table shows the net unaudited indebtedness of the Group as at 31 March 2008 extracted without material adjustment from internal accounting records used in compiling the Interim Financial Statements. There has been no change between the capitalisation of the Group between 31 March 2008 and 9 May 2008, the latest practicable date prior to the announcement of the Rights Issue.

£m

Cash and cash equivalents	804
Liquidity	804
Current bank debt	(9,377)
Other current financial debt	(657)
Current financial debt	(10,034)
Net current financial indebtedness	(9,230)
Non-current bank loans	(5,069)
Bonds issued	(2,809)
Other non-current loans	(29)
Non-current financial indebtedness	(7,907)
Net financial indebtedness	(17,137)

Note:          This table excludes the Group’s share of net debt of Aldeasa of £67 million, which is included in liabilities associated with assets held for sale in the Group balance sheet at 31 March 2008. In addition, guarantees of £42 million have been given by the Group to secure loans extended to proportionately consolidated companies.

Off balance sheet arrangements

Other than arrangements disclosed elsewhere in this Prospectus, there are no off-balance sheet arrangements or indirect or contingent indebtedness that may have a current or future material effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

9.                                       Quantitative and qualitative disclosures about market risk

The following discussion of our risk management activities includes forward-looking statements that involve uncertainties. You should read this information in conjunction with note 16 of the 2007 Financial Statements. For a discussion of uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements, see the cautionary statements referred to in the paragraph headed “Forward-looking Statements” on page 23 of this Prospectus.

The Group operates a centralised treasury function, Group Treasury, that is responsible for the management of the financing risks of the Group, together with its financing and liquidity requirements. It does not operate as a profit centre, nor does it enter into speculative transactions. The Group Treasury committee oversees the operation of Group Treasury in accordance with terms of reference set out by the Board. Group Treasury reports on a regular basis to the Board, with provision of monthly treasury summaries and a periodic review of strategy.

By their nature, derivative instruments involve risk, including market risk and the credit risk of non-performance by counterparties. We have entered into such transactions with a diversified group of major financial institutions with suitable credit ratings in order to manage credit exposure. Based on our portfolio of financial and derivative instruments as at 31 March 2008, 30 September 2007 and 30 September 2006, we do not consider the risk of non-performance by counterparties to be material to us.

The financial instruments held by the Group as at 30 September 2007 and as at 30 September 2006 can be found in note 16 of the 2007 Financial Statements. The table in note 16(iv) presents the nominal value of such instruments used to calculate the contractual payments under such contracts, analysed by maturity date, together with the weighted average interest rates relevant.

Exposure to interest rate fluctuations

The Group is exposed to fluctuations in interest rates on its borrowings and cash surplus. The most material risk is in respect of its borrowings. The Group operates a policy designed to reduce this risk and maintain a cost efficient balance of fixed and floating rate debt.

Group Treasury monitors the Group’s borrowing levels using adjusted net debt which includes the fair value of the principal amounts due to be exchanged at maturity under cross currency swaps and excludes the fair value of interest rate derivatives and interest accruals. As at 31 March 2008, approximately 10 per cent. of Group adjusted net debt was denominated in sterling, 74 per cent. in euros, 15 per cent. in US dollars and 1 per cent. in Moroccan dirhams.

In order to manage our interest rate risk on the borrowings, we separate the borrowing activities from interest rate risk management decisions by issuing debt in the market or markets that are most appropriate at the time of execution and using derivative financial instruments, such as cross currency swaps and interest rate swaps, to change the debt into the desired currency and into floating interest rate shortly after issue. We then transact interest rate swaps at other times for different notional amounts and different maturities to manage our exposure to interest rate risk. As at 31 March 2008, 70 per cent. of adjusted net debt was at a floating rate of interest and 30 per cent. at a fixed rate of interest (including caps, collars and a fixed rate payable on the Moroccan dirham loan until July).

Based on our gross interest charge for the six months ended 31 March 2008, a 10 per cent. relative increase in interest rates would result in an approximate increase of £12.8 million in the gross interest charge. This sensitivity analysis is based on a simple model of monthly average gross floating rate debt by currency multiplied by average monthly interest rates, increased by 10 per cent.

Exposure to currency fluctuations

We are exposed to movements in exchange rates for transactions in foreign currencies, together with the translation of the accounts of overseas subsidiaries into the consolidated accounts.

On significant acquisitions of overseas companies, borrowings are made in local currency, after the use of derivative financial instruments where necessary, to minimise the balance sheet translation risk. It remains our policy not to hedge income statement translation exposures. Transaction exposures are hedged where deemed appropriate with the use of foreign exchange contracts.

In financial year 2007, 61 per cent. of our revenue, or £7,502 million, and 61 per cent. of our profit from operations, or £863 million, was in international markets, compared with 59 per cent. of our revenue and 62 per cent. of our profit from operations in financial year 2006. The majority of sales in these markets are invoiced by us in currencies other than in pounds sterling, in particular, euros, Australian dollars, US dollars and other European currencies. Our material foreign currency denominated costs include the purchase of tobacco leaf, which is sourced from various countries but purchased principally in US dollars, and packaging materials, which are sourced from various countries and purchased in a number of currencies. In the year ended 31 December 2007, the Altadis Group did not have any material presence in the UK market. Accordingly, substantially all of its revenues and profit from operations were in markets outside the United Kingdom and derived in currencies other than pounds sterling, principally euros, US dollars and Moroccan dirhams.

Based on our results for financial year 2007, a 10 per cent. fluctuation in the value of the pounds sterling relative to each of the other currencies in the countries in which we sell our products would result in a £240 million and £86 million change in net revenue and profit from operations, respectively. Based on the Altadis Group’s results for the financial year ended 31 December 2007, a 10 per cent. fluctuation in the value of the pounds sterling relative to each of the other currencies in the countries in which it sells its products would result in a 10 per cent. change in net revenue and profit from operations.

We use forward foreign exchange contracts to reduce some of our exposure to the risk that forecasted sales of products to customers who are invoiced in currencies other than sterling would be adversely affected by movements in exchange rates. As at 31 March 2008, we had £15.5 million notional amount outstanding forward foreign exchange contracts, with a fair value loss of approximately £0.9 million, hedging forecast Taiwanese dollar sales and forecast Philippine peso sales.

Exposure to tobacco leaf price fluctuations

Our financial results are exposed to fluctuations in the price of tobacco leaf. Other than through the cultivation of tobacco leaf (principally for use in Laos and by our African subsidiaries) and our tobacco plantation in Connecticut, we are not directly involved in the cultivation of tobacco leaf. As with other agricultural commodities, the price of tobacco leaf tends to be cyclical, as supply and demand considerations (including production costs and demand for other agricultural commodities such as foods or bio-energy crops) influence tobacco plantings in those countries where tobacco is grown. Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price. In addition, political situations may result in a significantly reduced tobacco crop. We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of countries, including Brazil, China, India, Turkey, Malawi and Guatemala.

In financial year 2007, we purchased approximately 156,000 tonnes of tobacco leaf through a number of well-established international tobacco merchants. In the year ended 31 December 2007, the Altadis Group purchased approximately 87,000 tonnes of tobacco leaf. There is no futures market for tobacco and there is limited ability to enter into long-term contracts based on price. Based on financial year 2007 purchase volumes, a 10 per cent. relative fluctuation in the cost of tobacco leaf would have resulted in a change of approximately £19 million in tobacco leaf costs to the Group. Based on the Altadis Group purchase volumes for the financial year ended 31 December 2007, a 10 per cent. relative fluctuation in the cost of tobacco leaf would have resulted in a change of approximately €22 million in tobacco leaf costs to the Altadis Group. We believe that, based on our ability to effect price increases and the relatively low proportion of the retail price represented by tobacco leaf costs, we are generally able to ameliorate the effects of tobacco leaf price increases through manufacturer’s own price increases and thereby reduce any related effect on our profit from operations.

10.                                Information regarding the Altadis Group

The following tables give certain information regarding the results of operations of the Altadis Group derived from its financial statements, which were prepared under IFRS for the periods listed below and which are deemed to be included in this Prospectus.

Year ended 31 December	2005	2006	2007
	(In €’s million)

Revenue	12,708.2	12,503.4	12,548.1
Other operating income	131.6	132.9	181.6
Procurements	(8,154.6)	(8,045.7)	(7,978.9)
Personnel expenses	(896.7)	(881.5)	(906.3)
Depreciation and amortisation	(194.9)	(198.8)	(172.2)
Impairment	(5.7)	(31.7)	(94.3)
Other operating expenses	(2,534.5)	(2,620.1)	(2,718.3)
Financial revenues	108.7	121.2	113.3
Financial costs	(203.4)	(220.7)	(228.3)
Net foreign exchange gain/(loss)	6.9	(16.5)	(9.9)
Profit from associates	0.4	9.0	9.2
Profit before tax	966.0	751.5	744.0
Income tax expense	(336.5)	(242.2)	(280.5)
Profit for the year	629.5	509.3	463.5
Attributable to:
Equity holders of the parent company	576.6	452.7	404.3
Minority interest	52.9	56.6	59.2
Earnings per share (euros)	2.12	1.75	1.60

Differences in application of IFRS by the Imperial Tobacco Group and the Altadis Group

Both we and Altadis report our financial statements under IFRS. However, there are material differences in accounting policies as adopted by the two groups. The principal difference in accounting policies related to fair value gains and losses on derivative financial instruments.

Both groups transact derivative financial instruments to manage their underlying exposure to foreign exchange and interest rate risks. Under its accounting policies, Altadis has classified derivative financial instruments as hedges when the instrument is expected to be highly effective in offsetting the impact of changes in the fair value or cash flows of the hedged risk. Under our accounting policies, we do not hedge account for our derivative financial instruments (as permitted under IAS 39) and changes in fair values are recognised in the income statement in the period in which they arise.

Financial year 2007 vs financial year 2006

Revenues comprise the invoiced value for the sale of goods and services, net of discounts, VAT, excise tax on tobacco products and other sales taxes. Revenues are driven principally by sales volumes and the prices Altadis are able to charge for products and services. Revenues increased by €44.7 million or 0.4 per cent., from €12,503.4 million in 2006 to €12,548.1 million in 2007. This was driven principally by the Cigarette business which saw both volume and pricing increases, which offset the impact of the depreciation of the US dollar, mainly affecting the Cigar business. Other operating income, which includes capital gains and licence fees as major items, increased by €48.7 million, from €132.9 million in 2006 to €181.6 million in 2007, mainly as a consequence of the higher capital gains registered in 2007.

Procurements principally comprise the purchase cost of goods sold by the logistic business and raw materials and other consumables used in the manufacturing process, such as tobacco leaf. Procurements are driven principally by sales volumes and costs of raw materials. Procurements decreased marginally by €66.8 million or 0.8 per cent., from €8,045.7 million in 2006 to €7,978.9 million in 2007.

Personnel expenses, which comprise wages, salaries, bonus and other benefits for employees, increased by €24.8 million or 2.8 per cent., from €881.5 million in 2006 to €906.3 million in 2007, driven principally by increases of salaries, notwithstanding a reduction in the Altadis Group workforce, from 27,437 at 31 December 2006 to 27,083 at 31 December 2007.

Depreciation and amortisation decreased by €26.6 million or 13.4 per cent., from €198.8 million in 2006 to €172.2 million in 2007, driven principally by lower amortisable assets such as concessions, rights and licences, especially those related to Aldeasa. Impairment increased by €62.7 million, from €31.6 million in 2006 to €94.3 million in 2007, driven principally by the additional impairment registered for the investment in Balkan Star in Russia.

Other operating expenses, which include among other things commissions to tobacconists in France, transport, advertising and promotion and general and administrative expenses, as well as certain other expenses of a non-recurring nature, increased by €98.2 million or 3.7 per cent., from €2,620.1 million in 2006 to €2,718.3 million in 2007, impacted by costs related to the process of acquisition by the Imperial Tobacco Group.

Net financial costs (aggregating financial revenues, financial costs and net foreign exchange loss) principally comprise interest paid on bank debt and capital markets issuances, interest received on deposits with financial institutions and net foreign exchange result. Net financial costs increased to €124.9 million in 2007, compared to €116.0 million in 2006, mainly reflecting the rise in interest rates during the year.

Profit from associates increased by 2.6 per cent., from €9.0 million in 2006 to €9.2 million in 2007.

As a result of the above, profit before tax decreased 1.0 per cent., from €751.5 million in 2006 to €744.0 million in 2007.

Income tax expense increased 15.8 per cent., from €242.2 million in 2006 to €280.5 million in 2007. The tax rate (calculated as income tax as a percentage of profit before tax and profit contribution from associates) increased from 32.6 per cent. in 2006 to 38.2 per cent. in 2007, due to non-deductible impairment charges in 2007 and tax credits accrued in 2006.

As a result of the above, profit for the year decreased by 9.0 per cent., from €509.3 million in 2006 to €463.5 million in 2007. Minority interests, mainly in Logista, increased by 4.4 per cent. from €56.6 million to €59.2 million. Profit attributable to equity holders of the parent company decreased by 10.7 per cent. from €452.7 million in 2006 to €404.3 million in 2007.

Financial year 2006 vs financial year 2005

Revenues decreased by €204.8 million or 1.6 per cent., from €12,708.2 million in 2005 to €12,503.4 million in 2006. This was driven principally by a decrease in the revenues coming mainly from Spain, which more than offset the additional contribution provided in 2006 by Aldeasa, which only contributed eight months to 2005 revenues. Other operating income increased by 0.9 per cent., from €131.6 million in 2005 to €132.9 million in 2006, including similar amounts of capital gains from the sale of assets in both years.

Procurements decreased by €108.9 million or 1.3 per cent., from €8,154.6 million in 2005 to €8,045.7 million in 2006, in line with the decrease in revenues.

Personnel expenses decreased by €15.2 million or 1.7 per cent., from €896.7 million in 2005 to €881.5 million in 2006, driven principally by a reduction in the Altadis Group workforce, from 28,817 at 31 December 2005 to 27,437 at 31 December 2006, which more than offset the increases in salaries.

Depreciation and amortisation increased by €3.9 million or 2.0 per cent., from €194.9 million in 2005 to €198.8 million in 2006, driven principally by the additional contribution provided by Aldeasa. Impairment increased by €26.0 million, from €5.7 million in 2005 to €31.7 million in 2006, driven principally by a €24.8 million impairment of goodwill related to Balkan Star in Russia registered in 2006.

Other operating expenses increased by €85.6 million or 3.4 per cent., from €2,534.5 million in 2005 to €2,620.1 million in 2006.

Net financial costs (aggregating financial revenues, financial costs and net foreign exchange gain/loss) increased by €28.2 million or 32.0 per cent., from €87.8 million in 2005 to €116.0 million in 2006, reflecting the increase in Altadis Group debt as a consequence of the cash outflow to pay for the remaining 20 per cent. stake in the Moroccan subsidiary, Altadis Maroc.

Profit from associates increased from €0.4 million in 2005 to €9.0 million in 2006, driven principally by the sale of CITA, Tabacos de Canarias in 2006, which had generated losses in 2005, as well as the better contribution of other associates in 2006.

Profit before tax decreased 22.2 per cent., from €966.0 million in 2005 to €751.5 million in 2006. Income tax expense decreased 28.0 per cent., from €336.5 million in 2005 to €242.2 million in 2006, driven principally by lower profit before tax. The tax rate (calculated as income tax as a percentage of profit before tax and profit contribution from associates) was 34.9 per cent. in 2005 and 32.6 per cent. in 2006. The decrease in the tax rate was principally due to the tax relief on capital gains linked to the additional investment in Morocco, which occurred in 2006.

As a result of the above, profit for the year decreased by 19.1 per cent., from €629.5 million in 2005 to €509.3 million in 2006. Minority interest, mainly in Logista and 800 JR Cigar, increased by 7.1 per cent., from €52.9 million in 2005 to €56.6 million in 2006. Profit attributable to equity holders of the parent company decreased by 21.5 per cent., from €576.6 million in 2005 to €452.7 million in 2006.

Non-GAAP financial measures of the Altadis Group

Prior to its acquisition by Imperial Tobacco, the Altadis Group employed two non-GAAP financial measures in analysing its financial performance: economic sales and EBITDA.

Economic sales are defined as the revenues, net of taxes and commissions to sales outlets, from the sale of Altadis Group manufactured products, mainly proprietary tobacco brands, plus the distribution margin on all the products distributed by the Altadis Group, plus the revenues from logistics services other than product distribution and plus prompt payment discounts. Economic sales does not coincide with sales as reported in the Altadis Group’s statement of income under the “Revenue” caption, mainly because the latter includes, in the case of products distributed but not manufactured by the Altadis Group, the total value of the products, net of taxes and commissions to sales outlets (other than in France), and not only its distribution margin. The management of Altadis believed that economic sales was the most appropriate indicator to provide a proportional valuation of the business volume of all its activities.

EBITDA is defined as recurring earnings before interest, taxes, depreciation and amortisation. Management of Altadis disclosed EBITDA because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, the presentation of EBITDA for the Altadis Group may not be comparable to similarly titled measures of other companies.

EBITDA and economic sales are not items recognised under IFRS or US GAAP and should not be compared to the revenues, operating income, net income or cash flows resulting from the activities of the Altadis Group, nor should they be used as an indicator of its past or future profitability or liquidity.

The tables below reconcile economic sales to revenues and EBITDA to profit before tax for the years ended 31 December 2005, 2006 and 2007.

	Year ended 31 December
	2005	2006	2007
	(In €’s million)
Revenues	12,708.2	12,503.4	12,548.1
Early payment discount	12.8	13.6	12.8
Cost of distributed products	(8,609.1)	(8,546.9)	(8,502.5)
Economic sales	4,111.9	3,970.1	4,058.4

	Year ended 31 December
	2005	2006	2007
	(In €’s million)
Profit before tax	966.0	751.5	744.0
Capital gains	(91.1)	(92.4)	(119.3)
Depreciation and amortisation	194.9	198.8	172.2
Impairment	5.7	31.7	94.3
Other non-recurring revenues and expenses - net	69.0	151.2	201.0
Financial revenues	(108.7)	(121.2)	(113.3)
Financial costs	203.4	220.7	228.3
Net foreign exchange gain/(loss)	(6.9)	16.5	9.9
Profit from associates	(0.4)	(9.0)	(9.2)
EBITDA	1,231.9	1,147.8	1,207.9

Recent developments in the Altadis Group

During the period since 31 December 2007, the Directors consider that the Altadis Group’s trading has been broadly in line with their expectations. Economic sales in the cigarettes segment increased when compared to the same period in 2007, reflecting increased blond cigarette sales in Spain, France, Germany and Morocco. In Spain, Altadis’ cigarette share grew to 32.3 per cent. with Fortuna, Nobel and Ducados Rubio all growing volumes. In France, Altadis’ cigarette share grew to 24.9 per cent. with gains in Gauloises Blondes and Fortuna. Despite market trends in Germany, Gauloises Blondes performed well, with market share broadly stable at 5.5 per cent. and in Morocco, where Altadis is the market leader, Marquise performed well.

Economic sales of cigars continued to be impacted by the depreciation of the US dollar, although Altadis performed well in the US in the premium and natural wrapper segments. In Spain, the cigar market continued to grow with increases in economic sales including in the mini cigar category. French cigar volumes declined as a result of the public smoking ban in France coming into full effect on 1 January 2008, partially offset by some improved brand performances.

Economic sales in the logistics segment decreased from the same period in 2007, mainly as a result of declines in the non-tobacco logistics segment in the promotional material and telephone cards business in France.

Financial year 2007 vs financial year 2006

Economic sales increased by €88 million or 2.2 per cent. from €3,970 million for the year ended 31 December 2006 to €4,058 million for the year ended 31 December 2007. This increase reflects increases in economic sales in the cigarettes and logistics segments, partially offset by decreases in economic sales in the cigars segment. EBITDA increased by €60 million or 5.2 per cent. from €1,148 million for the year ended 31 December 2006 to €1,208 million for the year ended 31 December 2007.

Cigarettes. The increase in the cigarette segment reflects increases in economic sales of blond cigarettes primarily in Spain, France and Morocco, partially offset by a decrease in economic sales of blond cigarettes in Germany.

After the rise in the minimum collectible tax on tobacco in November 2006 and the price increase of €0.20 per pack in early 2007, the Spanish market stabilised. The total blond cigarette market in Spain rose an estimated 0.3 per cent. in 2007. The Altadis Group’s share of the blond cigarette market stood at 25.6 per cent. (25.3 per cent. in 2006).

The total blond cigarette market in France declined by 0.5 per cent. during 2007, after the introduction of stricter regulation of smoking in the working place and public areas. The Altadis Group’s market share in blond cigarettes remained stable at 18.0 per cent. (18.0 per cent. in 2006).

The total cigarette market in Germany decreased by an estimated 4.1 per cent. In addition to a consumer shift to the low price segment, vending machine sales were lower as a result of the introduction of new regulation requiring electronic age verification for consumers. The price of Gauloises Blondes rose by €0.20 per pack in October 2006 in anticipation of the VAT increase in January 2007.

The total blond cigarette market in Morocco increased by an estimated 11.9 per cent. and Altadis’ blond market share increased to 85.7 per cent. in 2007, from 85.2 per cent. in 2006.

Cigars. Economic sales of cigars were impacted by the depreciation of the US dollar, which affected economic sales in the United States as well as sales of large Cuban cigars produced from Altadis’ 50 per cent. interest in Habanos. In dollar terms, sales of cigars slightly increased in the United States, driven by the premium (hand made) segment with brands such as Romeo y Julieta and the natural wrapper segment with brands such as Dutch Masters and Backwoods.

Logistics. Increases in economic sales in the logistics business reflected increases in economic sales of both tobacco logistics and non-tobacco logistics. The increase in tobacco logistics reflected the evolution in cigarette market volumes, especially in Spain, France, Italy and Morocco and the changes in retail prices. The increase in non-tobacco logistics was driven mainly by transport services.

Financial year 2006 vs financial year 2005

Economic sales decreased by €141 million or 3.4 per cent. from €4,111 million for the year ended 31 December 2005 to €3,970 million for the year ended 31 December 2006. The decrease reflected decreases in economic sales in the cigarette segment, partially offset by increases in the logistics and cigars segments. EBITDA decreased €84 million or 6.8 per cent. from €1,232 million in the year ended 31 December 2005 to €1,148 million for the year ended 31 December 2006.

Cigarettes. The decrease in economic sales of cigarettes reflects primarily lower economic sales of blond cigarettes in the Spanish market. Economic sales also decreased in Germany. These decreases were partially offset by an increase in Morocco. The events in Spain in 2006 (tax increases, the introduction of a minimum specific tax, price changes, along with the application of bans on the advertising of tobacco products and on smoking in workplaces) drove the decrease in economic sales in the Spanish market.

The total blond cigarette market in France increased by an estimated 3.2 per cent. The Altadis Group’s blond market share in 2006 was at 18.0 per cent. (18.6 per cent. in 2006)

The total cigarette market in Germany decreased by 3.9 per cent. In Germany, the Altadis Group’s market share in blond cigarettes fell slightly from an estimated 6.1 per cent. in 2005 to 5.9 per cent. in 2006.

The total blond cigarette market in Morocco increased in volume by an estimated 12.4 per cent. in 2006 and the Altadis Group’s blond cigarette market share increased to 85.2 per cent. in 2006, from 83 per cent. in 2005.

Cigars. Economic sales of cigars increased in the United States, driven by the premium (hand made) segment with brands such as Romeo y Julieta and the natural wrapper segment with brands such as Dutch Masters and Backwoods. Cigar sales decreased in Spain, with the Cigar market being adversely affected by the new restrictions to on-trade retail distribution (such as in restaurants and cafes). Economic sales of large Cuban cigars from Altadis’ 50 per cent. interest in Habanos increased due to increases in both mature markets (for example Germany) and emerging markets (including Russia, Asia-Pacific and Latin America).

Logistics. Increases in economic sales in the logistics business reflect increases in both sales of tobacco logistics and non-tobacco logistics. The increase in tobacco logistics reflect the evolution in cigarette market volumes, especially in Spain, France, Italy and Morocco and changes in retail prices. The increase in non-tobacco logistics was driven mainly by transport services.

Cash flows of the Altadis Group

The table below shows the consolidated cash flows of the Altadis Group for the years ended 31 December 2005, 2006 and 2007.

	Year ended 31 December
	2005	2006	2007
	(€ ‘000s)

Cash Flows from Operating Activities
Consolidated profit before taxes	966,021	751,478	743,965
Amortisation, depreciation and impairment losses	200,616	230,489	266,539
Income from equity method companies	(453)	(8,982)	(9,213)
Net financial (Income)/Loss	87,835	115,949	124,965
Other new income and expenses	(22,145)	58,872	81,635
Cash flows from ordinary activities	1,231,874	1,147,806	1,207,891
Changes in working capital (excluding operating provisions)	(388,606)	226,927	37,068
Income taxes paid	(226,379)	(275,477)	(321,197)
Restructuring costs	(143,868)	(111,304)	(160,455)
Net cash generated by operating activities	473,021	987,952	763,307
Cash Flows from Investing Activities
Dividends received	29,053	5,063	4,205
Short term financial investments	44,552	48,729	49,494
Proceeds on sale of assets, subsidiaries and available-for-sale financial assets	116,779	280,063	320,903
Acquisition of intangible assets and property, plant and equipment	(171,145)	(187,724)	(166,411)
Acquisition of subsidiaries, net of cash acquired	(423,780)	(34,508)	(548)
Net cash generated by investing activities	(404,541)	111,623	207,643
Cash Flows from Financing Activities
Net financial expenses	(96,852)	(103,113)	(121,930)
Dividends paid*	(259,292)	(281,762)	(298,861)
Payment for treasury stock* and shareholders’ meetings attendance fee	(455,759)	(516,052)	(71,054)
Variations in debt	844,228	(120,062)	(887,482)
Net cash used in financing activities	32,325	(1,020,989)	(1,379,327)
Cash and cash equivalents at beginning of the year	977,904	1,092,465	1,158,824)
Net increase/(decrease) in cash and cash equivalents	100,805	78,586	(408,377)
Effects of exchange rate changes	13,756	(12,227)	(10,091)
Cash and cash equivalents at end of year	1,092,465	1,158,824	740,356

Financial year 2007 vs financial year 2006

The Altadis Group generated €763.3 million of cash flows from operating activities in 2007, a decrease of €224.7 million or 22.7 per cent. from €988.0 million in 2006, reflecting lower decreases in working capital in 2007 as well as higher restructuring costs and income taxes paid. The change in working capital is mainly linked to the logistics business and the timing effect in the payment of taxes.

Net cash from investing activities increased by €96.0 million to €207.6 million in 2007, from €111.6 million in 2006. This increase was driven principally by higher proceeds from the sale of tangible assets, subsidiaries and available-for-sale financial assets, amounting to €320.9 million in 2007 and €280.1 million in 2006 (mainly, sale of Iberia shares in 2007 and sale of properties in 2006), as well as lower investments in subsidiaries due to the near absence of outflow in 2007 compared with the payment of €34.5 million in 2006 mainly to buy the remaining minority stake in Logista Italia. Investing activities also include the cash paid for acquisition of assets, mostly related to ordinary business, in the amount of €166.4 million in 2007 and €187.7 million in 2006.

Net cash used in financing activities increased by €358.3 million or 35.1 per cent., from €1,021.0 million in 2006 to €1,379.3 million in 2007, driven principally by a €767.4 million increase in debt redemption (€887.5 million in 2007 and €120.1 million in 2006) and slightly higher dividends paid, which more than offset lower payments for treasury stock.

Financial year 2006 vs financial year 2005

The Altadis Group generated €988.0 million of cash in-flows from operating activities in 2006, an increase of €515.0 million over €473.0 million in 2005, principally reflecting a €226.9 million decrease in working capital in 2006 compared to a €388.6 million increase in 2005. The change in working capital is mainly linked to the logistics business and the timing effect in the payment of taxes.

Net cash generated by investing activities was €111.6 million in 2006, compared with net cash used in investing activities of €404.5 million in 2005. This increase was driven principally by higher proceeds from the sale of tangible assets, subsidiaries and available-for-sale financial assets, amounting to €280.1 million in 2006 and €116.8 million in 2005 (principally from the sale of properties in 2006 and sale of stakes in subsidiaries such as CITA in 2005), as well as lower investments in subsidiaries in 2006 (with the payment of €34.5 million in 2006 mainly to buy the remaining minority stake in Logista Italia) compared to 2005 (€423.8 million recorded principally in relation to the purchase of the 20 per cent. minority stake in Altadis Maroc). Investing activities also include the cash outflows for acquisition of assets, mostly related to ordinary business, for amounts of €187.7 million in 2006 and €171.1 million in 2005.

Net cash used in financing activities was €1,021.0 million in 2006 compared to net cash from financing activities of €32.3 million in 2005, driven principally by a €964.3 million change in variations in debt (€120.1 million debt reduction in 2006 and €844.2 million debt increase in 2005).

PART XI

HISTORICAL FINANCIAL INFORMATION

This Prospectus incorporates by reference certain sections of the annual report and accounts of Imperial Tobacco for the three financial periods ended 30 September 2005, 30 September 2006 and 30 September 2007 respectively as well as certain sections of the unaudited half year report of Imperial Tobacco for the six months ended 31 March 2008. These accounts and reports have respectively been filed with the FSA (and, in the case of the half year report, announced to a Regulated Information Service) and are available, free of charge, from the Company and on the Company’s website at www.imperial-tobacco.com. These sections are:

(a)                                   The auditors’ report relating to the consolidated statements of Imperial Tobacco for the year to 30 September 2005 (the “2005 Financial Statements”) is on page 65 of the 2005 annual report and accounts of Imperial Tobacco (the “2005 Annual Report”). The consolidated profit and loss account in the 2005 Financial Statements is on page 66 of the 2005 Annual Report. The consolidated balance sheet in the 2005 Financial Statements is on page 67 of the 2005 Annual Report. The consolidated cash flow statement in the 2005 Financial Statements is on page 68 of the 2005 Annual Report. The accounting policies relevant to the 2005 Financial Statements are on pages 69 and 70 of the 2005 Annual Report. The notes to the 2005 Financial Statements are on pages 71 to 104 of the 2005 Annual Report. The reconciliation of movements in shareholders’ funds in the 2005 Financial Statements is on page 99 of the 2005 Annual Report.

(b)                                  The auditors’ report relating to the consolidated statements of Imperial Tobacco for the year to 30 September 2006 (the “2006 Financial Statements”) is on page 67 of the 2006 annual report and accounts of Imperial Tobacco (the “2006 Annual Report”). The consolidated income statement in the 2006 Financial Statements is on page 68 of the 2006 Annual Report. The consolidated balance sheet in the 2006 Financial Statements is on page 69 of the 2006 Annual Report. The consolidated cash flow statement in the 2006 Financial Statements is on page 70 of the 2006 Annual Report. The accounting policies relevant to the 2006 Financial Statements are on pages 71 to 75 of the 2006 Annual Report. The critical accounting estimates and judgements relevant to the 2006 Financial Statements are on pages 76 and 77 of the 2006 Annual Report. The notes to the 2006 Financial Statements are on pages 78 to 117 of the 2006 Annual Report. The reconciliation of movements in shareholders’ funds in the 2006 Financial Statements is on page 122 of the 2006 Annual Report.

(c)                                   The audit report relating to the consolidated statements of Imperial Tobacco for the year to 30 September 2007 (the “2007 Financial Statements”) is on page 67 of the 2007 annual report and accounts of Imperial Tobacco (the “2007 Annual Report”). The consolidated income statement in the 2007 Financial Statements is on page 68 of the 2006 Annual Report. The consolidated balance sheet in the 2007 Financial Statements is on page 69 of the 2007 Annual Report. The consolidated cash flow statement in the 2007 Financial Statements is on page 70 of the 2007 Annual Report. The accounting policies relevant to the 2007 Financial Statements are on pages 71 to 75 of the 2007 Annual Report. The critical accounting estimates and judgements relevant to the 2007 Financial Statements are on pages 76 and 77 of the 2006 Annual Report. The notes to the 2007 Financial Statements are on pages 78 to 110 of the 2007 Annual Report. The reconciliation of movements in shareholders’ funds in the 2007 Financial Statements is on page 114 of the 2007 Annual Report.

(d)                                  The independent review report relating to the financial statements in the half-yearly financial report for the six months ended 31 March 2008 (the “Interim Financial Statements”) is in section 5 of the unaudited half year report of the Company for the six months ended 31 March 2008 as contained in the announcement made by the Company on 20 May 2008 (the “2008 Interim Announcement”). The consolidated balance sheet in the Interim Financial Statements is in section 7 of the 2008 Interim Announcement. The consolidated income statement in the Interim Financial Statements is in section 6 of the 2008 Interim Announcement. The consolidated statement of recognised income and expense in the Interim Financial Statements is in section 8 of the 2008 Interim Announcement. The consolidated cash flow statement in the Interim Financial Statements is in section 9 of the 2008 Interim Announcement. The accounting policies of the Interim Financial Statements are in section 10 of the 2008 Interim Announcement. The notes to the Interim Financial Statements are in section 11 of the 2008 Interim Announcement.

The 2005 Financial Statements were prepared in accordance with UK GAAP. The 2006 Financial Statements, the 2007 Financial Statements and the Interim Financial Statements were prepared in accordance with IFRS.

PART XII

UNAUDITED PRO FORMA FINANCIAL INFORMATION
ON THE IMPERIAL TOBACCO GROUP

Section One — Unaudited pro forma statement of net assets of the Imperial Tobacco Group

The following unaudited pro forma statement of net assets has been prepared to illustrate how the Rights Issue might have affected the net assets of the Imperial Tobacco Group if it had occurred on 31 March 2008. The statement has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and, therefore, does not represent the Imperial Tobacco Group’s actual financial position or results.

	Imperial	Adjustments
	Tobacco as at 31 March 2008	Net proceeds of Rights Issue	Repayment of Equity Bridge Facility	Pro forma total
	Note (i)	Note (ii)	Note (iii)
	£m	£m	£m	£m

Non-current assets
Intangible assets	19,008	—	—	19,008
Property, plant and equipment	1,805	—	—	1,805
Investment in associates	19	—	—	19
Retirement benefit assets	575	—	—	575
Trade and other receivables	54	—	—	54
Deferred tax assets	486	—	—	486
	21,947	—	—	21,947
Current assets
Inventories	3,095	—	—	3,095
Trade and other receivables	3,107	—	—	3,107
Current tax assets	111	—	—	111
Cash and cash equivalents	804	4,903	(4,903)	804
Derivative financial instruments	190	—		190
Assets held for sale	344	—	—	344
	7,651	4,903	(4,903)	7,651
Total assets	29,598	4,903	(4,903)	29,598
Current liabilities
Borrowings	(9,864)	—	6,362	(3,502)
Derivative financial instruments	(358)	—	—	(358)
Trade and other payables	(5,796)	—	—	(5,796)
Finance lease liabilities	(2)	—	—	(2)
Current tax liabilities	(450)	—	—	(450)
Provisions	(79)	—	—	(79)
Liabilities associated with assets held for sale	(126)	—	—	(126)
	(16,675)	—	6,362	(10,313)
Non-current liabilities
Borrowings	(7,878)	—	(1,459)	(9,337)
Trade and other payables	(58)	—	—	(58)
Finance lease liabilities	(29)	—	—	(29)
Deferred tax liabilities	(2,204)	—	—	(2,204)
Retirement benefit liabilities	(466)	—	—	(466)
Provisions	(407)	—	—	(407)
	(11,042)	—	(1,459)	(12,501)
Total liabilities	(27,717)	—	4,903	(22,814)
Net assets	1,881	4,903	—	6,784

Notes:

(i)    The consolidated net assets of the Imperial Tobacco Group at 31 March 2008 have been extracted from its unaudited balance sheet at that date, as set out in its 2008 Interim Announcement.

(ii)   The anticipated net proceeds of the Rights Issue are based on the issue of 338,741,960 New Shares at a price of 1,475 pence per share, less expenses of £93 million.

(iii)  Under the terms of the Equity Bridge Facility Agreement, the Group is required to repay all loans made under that facility within five business days of the issue of the New Shares. The statement of net assets has been prepared on the basis that the proceeds of the Rights Issue will be used to repay the Equity Bridge Facility. To the extent that the proceeds are not sufficient to repay the Equity Bridge Facility, its repayment will be funded by long-term borrowings.

(iv)  No account has been taken of trading or other transactions of the Imperial Tobacco Group since 31 March 2008. In particular, no account has been taken of the disposal of the Imperial Tobacco Group’s interest in Aldeasa, the purchase of the minority interest in Logista or the agreement to dispose of certain fine cut tobacco and pipe tobacco brands to Philip Morris Products S.A.

Section Two — Unaudited pro forma summary consolidated income statement of the Imperial Tobacco Group

The following unaudited proforma summary consolidated income statement has been prepared to illustrate how the acquisition of Altadis and the Rights Issue might have affected the results of Imperial Tobacco Group if they had taken place immediately prior to the beginning of the financial year ended 30 September 2007.

The statement has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and, therefore, does not represent Imperial Tobacco Group’s actual financial position or results.

		Adjustments
	Imperial Tobacco	Altadis Group	Accounting	Effect of	Proforma results
	Year ended 30 September 2007	Year ended 31 December 2007	policy alignment adjustments	acquisition and Rights Issue	Year ended 30 September 2007
	£m(i)	£m(i)	£m(ii)	£m((iii)	£m
Profit from operations	1,418	581	(6)		1,993
Net finance costs	(181)	(78)		(192)	(451)
Profit before taxation	1,237	503	(6)	(192)	1,542
Taxation(iv)	(325)	(190)	2	58	(455)
Profit for the year	912	313	(4)	(134)	1,087

Notes

(i)             Source of full year income statements

Imperial Tobacco Group’s income statement for the year ended 30 September 2007 has been extracted from its Annual Report and Accounts for that year. Altadis Group’s income statement for the year ended 31 December 2007 has been extracted from its consolidated financial statements for that year which have been filed with the SEC under Form 6-K on 2 May 2008 and translated at the average rate for the year ended 30 September 2007 of £1=€1.48015.

(ii)            Accounting policy alignment adjustments

The only accounting policy alignment adjustment is related to fair value gains and losses on derivative financial instruments. Both groups transact derivative financial instruments to manage their underlying exposure to foreign exchange and interest rate risks. Under its accounting policies, Altadis Group has classified derivative financial instruments as hedges when the instrument is expected to be highly effective in offsetting the impact of changes in the fair value or cash flows of the hedged risk. Under its accounting policies, Imperial Tobacco Group does not hedge account for its derivative financial instruments (as permitted under IAS 39) and changes in fair values are recognised in the income statement in the period in which they arise.

(iii)           Net finance costs

The adjustment to net finance costs has been calculated as follows:

£m
Consideration for the acquisition of Altadis of €12,622 million, translated at £1 = €1.4741, being the closing rate of exchange on 30 September 2006	8,562
Costs of the acquisition	38
Net Rights Issue proceeds (£4,996 million gross proceeds less Rights Issue costs of £93 million)	(4,903)
Net increase in debt resulting from the acquisition of Altadis and the Rights Issue	3,697

Adjustment to finance costs calculated at 5.2% (being the average interest rate paid by the group on its euro denominated debt during the year ended 30 September 2007) on the net increase in debt as shown	192

The exchange rate at 25 January 2008, the actual date of the acquisition of Altadis, was £1 = €1.3489. The consideration for the acquisition of Altadis translated at this rate was £9,358 million.

(iv)          Taxation

Tax rates applicable to the accounting policy alignment adjustments have been applied to derive the related taxation adjustment. The taxation adjustment in relation to the effect of the acquisition of Altadis and the Rights Issue has been calculated at 30 per cent., being the UK corporation tax rate applicable for the year ended 30 September 2007.

(v)           Fair value adjustments

No account has been taken of fair value adjustments arising on the acquisition of Altadis, which include the recognition and amortisation of intangible assets and revaluation of property, plant and equipment and inventory.

(vi)          Subsequent trading

No account has been taken of any trading of Imperial Tobacco Group since 30 September 2007 or the Altadis Group since 31 December 2007. In particular, no account has been taken of the disposal of the Imperial Tobacco Group’s interest in Aldeasa, the purchase of the minority interest in Logista or the agreement to dispose of certain fine cut tobacco and pipe tobacco brands to Philip Morris Products S.A.

Section Three — Report on the unaudited pro forma financial information of the Imperial Tobacco Group

Imperial Tobacco Group PLC

PO Box 244

Upton Road

Bristol

BS99 7UJ

Citigroup Global Markets Limited

and Citigroup Global Markets U.K. Equity Limited

Citigroup Centre

Canada Square

Canary Wharf

London

E14 5LB

20 May 2008

Dear Sirs

Imperial Tobacco Group PLC (the “Company”)

We report on the pro forma financial information (the “Pro forma financial information”) set out in Part XII of the Company’s prospectus dated 20 May 2008 (the “Prospectus”) which has been prepared on the basis described in the notes to the Pro forma financial information, for illustrative purposes only, to provide information about how the proposed Rights Issue (and, in respect of the pro forma income statement only, the acquisition of Altadis) might have affected the financial information presented on the basis of the accounting policies to be adopted by the Company in preparing the financial statements for the period ending 30 September 2008. This report is required by item 20.2 of Annex I to the PD Regulation and is given for the purpose of complying with that PD Regulation and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro forma financial information in accordance with item 20.2 of Annex I to the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II to the PD Regulation as to the proper compilation of the Pro forma financial information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a)                                   the Pro forma financial information has been properly compiled on the basis stated; and

(b)                                  such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3 R(2)(f), we are responsible for this report as part of the Prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART XIII

ADDITIONAL INFORMATION

1.                                       Responsibility

The Directors, whose names appear in paragraph 7.1 of this Part XIII, Jean-Dominique Comolli and the Company accept responsibility for the information contained in this Prospectus. To the best of the knowledge of the Directors, Mr Comolli and the Company (who have taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and contains no omissions likely to affect its import. Details of Mr Comolli’s appointment, and his anticipated functions, are set out in paragraph 8.4 of this Part XIII.

2.                                       Incorporation and registered office

2.1                                The Company was incorporated and registered in England and Wales on 6 August 1996 with registered number 3236483 under the Companies Act 1985 as a public company limited by shares with the name Imperial Tobacco Group PLC.

2.2                                The registered office of the Company is at PO Box 244, Upton Road, Bristol BS99 7UJ (telephone number +44 (0)117 963 6636).

2.3                                The principal laws and legislation under which the Company operates and under which the Shares were created, are the laws of England and Wales and the Companies Act.

3.                                       Share capital

3.1                                The authorised, issued and fully paid share capital of the Company as at the date of publication of this Prospectus is as follows:

Authorised Number	Amount (£)		Issued Number		Amount (£)
56,040,000,000	5,604,000,000	Shares of £0.10 each	729,200,921	(1)	72,920,092.10	(1)

(1)          Including Shares held in treasury by the Company.

3.2                                The authorised, issued and fully paid share capital of the Company as it is expected to be immediately following the Rights Issue is as follows:

Authorised Number	Amount (£)		Issued Number		Amount (£)
56,040,000,000	5,604,000,000	Shares of £0.10 each	1,067,942,881	(1)	106,794,288.10	(1)

(1)          Including Shares held in treasury by the Company.

3.3                                The Company was incorporated with an authorised share capital of £50,000 divided into 5,000,000 shares of 1 penny each, of which two were issued to the subscribers to the memorandum of association.

3.4                                On 16 August 1996 the authorised share capital of the Company was increased to £100,000,000 by the creation of 9,995,000,000 ordinary shares of 1 penny each. On 1 October 1996 the ordinary shares of 1 penny each in the capital of the Company were consolidated into ordinary shares of 10 pence each, so that the share capital of the Company totalled £100,000,000 divided into 1,000,000,000 ordinary shares of 10 pence each.

3.5                                Between 23 February 2005 and 8 February 2007, when it was suspended following the announcement of the agreement to acquire Commonwealth Brands, the Company undertook a share buyback programme. Shares were purchased on market on the London Stock Exchange. The total number of shares held in treasury is 51,717,000, with a book value of £862,179,306.51 and a face value of £5,171,700, representing approximately 7.1 per cent. of issued share capital. The total cost including expenses, of the Shares held in treasury is approximately £862 million. The Shares purchased have not been cancelled but are held in a treasury share reserve and represent a deduction from equity shareholders’ funds.

3.6                                At the Extraordinary General Meeting held on 13 August 2007:

(a)                                   the authorised share capital of the Company was increased to £5,604,000,000 by the creation of 55,040,000,000 ordinary shares of 10 pence each;

(b)                                  the Directors were generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to exercise all of the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Companies Act 1985) up to an aggregate nominal amount of £5,504,000,000 in connection with one or more issues of relevant securities under one or more transactions to refinance in whole or in part any amount from time to time outstanding under the Equity Bridge Facility Agreement. Such authority shall expire (unless renewed, varied or revoked) on 13 August 2012. Such authority is in addition to all existing authorities under section 80 of the Companies Act 1985; and

(c)                                   the Directors were generally and unconditionally empowered to allot equity securities (as defined in section 94 of the Companies Act 1985) for cash pursuant to the authority described in paragraph (b) above as if section 89(1) of the Companies Act 1985 did not apply to such allotment, provided that such power shall be limited to the allotment of equity securities in connection with a rights issue, open offer or other pro rata issue in favour of holders of equity securities where the equity securities respectively attributable to the interest of all such holders are proportionate (or as nearly as may be) to the respective number of equity securities held by them but subject to such exclusions or other arrangements as the Directors may deem necessary of expedient in relation to fractional entitlements, treasury shares or any legal or practical problems arising under the laws of any territory or the requirements of any regulatory body or any stock exchange in any territory. Such authority shall expire (unless renewed, varied or revoked) on 13 August 2012. Such authority is in addition to all existing authorities under section 95 of the Companies Act 1985.

3.7                                Under section 80 of the Companies Act 1985, Directors are, with certain exceptions, unable to allot relevant securities without the authority of the shareholders in a general meeting. Relevant securities, as defined in the Companies Act 1985, include the Shares or securities convertible into Shares. In addition, section 89 of the Companies Act 1985 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 1985, which include the Shares and securities convertible into Shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders, except insofar as such statutory pre-emption rights have been disapplied in accordance with section 95 of the Companies Act 1985.

3.8                                The Company has an existing general disapplication of statutory pre-emption rights and an existing general consent (within the limits prescribed by the FSA) allowing the issuance of approximately 36,450,000 Shares outside of Shareholders’ pre-emption rights. These expire on the closure of the annual general meeting in 2009 or, if earlier, 30 April 2009.

3.9                                On 1 October 2004 (being the date of the commencement of the period for which historical financial information has been provided in this Prospectus), the authorised share capital of the Company was £100,000,000 divided into 1,000,000,000 ordinary shares of 10 pence each. Other than the increase in the Company’s authorised share capital described in paragraph 3.6(a) above and the share buyback programme referred to in paragraph 3.5 above, since that date no changes have been made to the authorised and issued share capital of the Company.

3.10                         The Shares are in registered form and, subject to the provisions of the CREST Regulations, the Directors may permit the holding of Shares of any class in uncertificated form and title to such Shares may be transferred by means of a relevant system (as defined in the CREST Regulations). Where Shares are held in certificated form, share certificates will be sent to the registered members by first class post. The register of members is maintained by the Registrar, Equiniti Limited.

3.11                         Pursuant to the Rights Issue, 338,741,960 New Shares will, subject to Admission, be issued at the Issue Price. Following the issue of the New Shares pursuant to the Rights Issue, Qualifying Shareholders who take up their pro rata entitlement will suffer no dilution to their interests in the Company (other than in relation to fractional entitlements). Qualifying Shareholders who do not take up any of their rights to subscribe for the New Shares pursuant to the Rights Issue will suffer an immediate dilution of approximately 33.3 per cent. in their interests in the Company. However, the rights of such Shareholders are intended to be sold pursuant to the Underwriting Agreement and the provisions of Part VIII (“Terms and Conditions of the Rights Issue”) and any net proceeds from such sale (being any premium over the aggregate of the Issue Price and the related aggregate fees and expenses of procuring subscribers, including any amounts in respect of value added tax) will be remitted to such Shareholders save that net amounts of less than £5.00 per holding will not be paid but will be aggregated and retained for the benefit of the Company.

4.                                       Summary of the memorandum of association of the Company and the Articles

The memorandum of association of the Company and the Articles are available for inspection as described in paragraph 26 of this Part XIII.

4.1                                Memorandum of association of the Company

The memorandum of association of the Company provides that its objects cover a wide range of activities, including:

(a)                                   to carry on generally the business of tobacco manufacturers, planters, growers, exporters, importers and merchants;

(b)                                  to prepare for market, manufacture, buy, sell, supply and deal in tobacco, cigars, cigarettes, snuff, tobacco machinery and other articles and things which the Company may consider that dealers of any of the previously mentioned items may require or sell, or that those who smoke may buy; and

(c)                                   to carry on all other business necessary to achieve the Company’s objectives.

The objects of the Company are set out in full in clause 4 of the memorandum of association of the Company.

4.2                                Articles

Amendments to the Articles were approved at the Company’s annual general meeting held on 29 January 2008. The amendments were required to take account of changes in English company law brought about by the Companies Act 2006, which is being implemented in the United Kingdom in stages.

The Articles contain provisions, inter alia, to the following effect:

(a)                                   Rights attaching to the shares of the Company

(i)                                   Voting rights

On a vote taken by a show of hands, every Qualifying Person has one vote, and, on a poll, every shareholder present in person or by proxy has one vote for each share held.

Voting at any general meeting is by show of hands unless a poll is demanded. A poll may be demanded by (i) the chairman of the meeting, (ii) at least five shareholders present in person or by proxy and entitled to vote on the resolution, (iii) any shareholder or shareholders present in person or by proxy and representing not less than 10 per cent. of the total voting rights of all shareholders entitled to vote on the resolution (excluding any voting rights attached to any shares of the Company held as treasury shares) or (iv) any shareholder or shareholders present in person or by proxy holding shares conferring a right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than 10 per cent. of the total sum paid up on all shares conferring that right (excluding shares conferring a right to vote on the resolution which are held as treasury shares). Shareholders do not have cumulative voting rights. From the annual general meeting held in January 2006 onward, voting is by poll. In the case of equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is not entitled to a second or casting vote.

(ii)                               Restrictions on voting

Unless the Directors otherwise determine, no shareholder is entitled, in respect of any share held by him/her, to be present or to vote on any question, either in person or by proxy, at any general meeting, or separate general meeting of the holders of any class of shares of the Company, or to be counted in a quorum, if any call or other sum presently payable by such shareholder to the Company in respect of such share remains unpaid.

If any person appearing to be interested, or to have been interested at any time during the previous three years, in any shares in the capital of the Company has been duly served with a notice under section 793 of the Companies Act 2006 and is in default in supplying to the Company the information required within the requisite time (a “Defaulting Shareholder”), then the Company may serve a notice (a “restriction notice”) on such Defaulting Shareholder. The restriction notice may direct that, in respect of (i) the shares in relation to which the default occurred and (ii) any other shares held at the date of the restriction notice by such Defaulting Shareholder (the “restricted shares” which includes any further shares which are issued in respect of any restricted shares), the Defaulting Shareholder shall not, nor shall any transferee to which any of such shares are transferred other than pursuant to a permitted transfer or as permitted under the Articles, be entitled to be present or to vote on any question, either in person or by proxy, at any general meeting of the Company or separate general meeting of the holders of any class of shares of the Company, or to be counted in a quorum.

Where the restricted shares represent at least 0.25 per cent. (in nominal value) of the issued shares of the Company of the same class, then the restriction notice may also direct that (i) the Company may withhold any dividend (or part thereof) or other monies which would otherwise be payable on or in respect of the restricted shares, shall not bear interest against the Company and shall be payable (when the restriction notice ceases to have effect) to the person who would but for the restriction notice have been entitled to them, (ii) such Defaulting Shareholder not be entitled to receive shares of the Company instead of cash, (iii) no transfer of any of the shares held by such Defaulting Shareholder be recognised or registered by the Directors unless the transfer is a permitted transfer or the Defaulting Shareholder is not himself in default as regards supplying the information required and the transfer is of part only of the Defaulting Shareholder’s holding and, when presented for registration, is accompanied by a certificate in a form satisfactory to the Directors to the effect that, after due and careful enquiry, none of the shares the subject of the transfer are restricted shares.

A transfer of shares is a “permitted transfer” if but only if:

(A)          it is a transfer by way of, or in pursuance of, acceptance of a takeover offer for the Company (as defined in section 974 of the Companies Act 2006); or

(B)           the Directors are satisfied that the transfer is made pursuant to a bona fide sale of the whole of the beneficial ownership of the shares to a third party unconnected with the transferring shareholder or with any other person appearing to the Directors to be interested in such shares (and for these purposes any associate (as that term is defined in section 435 of the Insolvency Act 1986) of the shareholder or of any other person appearing to the Directors to be interested in any of the restricted shares shall be deemed to be connected with the transferring shareholder); or

(C)           the transfer results from a sale made on or through the London Stock Exchange or any stock exchange outside the United Kingdom on which the Company’s shares of the same class as the restricted shares are normally dealt in.

(iii)         Dividends

Shareholders may declare dividends at a general meeting, but may not declare dividends in excess of the amount recommended by the Board. The Directors may also pay interim dividends. No dividend may be paid other than in accordance with the Statutes.

All dividends or other sums payable on or in respect of any share that remains unclaimed may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. All dividends unclaimed for a period of 12 years or more after becoming due for payment will be forfeited and belong to the Company. Subject to the rights attaching to any shares, no dividend, or other monies payable in respect of a share, shall bear interest against the Company.

Subject to any priority, preference or special rights as to dividends, all dividends shall be declared and paid according to the amounts paid up on the shares and shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid. If any share is issued on terms which provide that it shall rank for dividend as if it were paid up in full or in part from a particular date (whether such date is in the past or the future) such share shall rank for a dividend accordingly.

The Directors may deduct from any dividend (or from other monies payable to any shareholder) all sums of money (if any) presently payable by that shareholder to the Company in relation to shares of the Company.

The Articles permit, subject to obtaining the authority of the shareholders in general meeting, a scrip dividend offer or offers under which shareholders may be given the opportunity to elect to receive fully paid shares instead of a cash dividend, or a combination of shares and cash, with respect to future dividends.

(iv)          Return of capital

In the event of the liquidation of the Company, the liquidator may divide among the shareholders in specie the whole or any part of the remaining assets and may determine how such division will be carried out as among the shareholders or any different classes of shareholders, provided that, in each case, he/she is authorised to do so by special resolution of the shareholders.

(v)           Capitalisation of reserves

The Articles permit, subject to obtaining the authority of the shareholders in general meeting, that the Directors may capitalise any part of the amount standing to the credit of any of the Company’s reserve accounts or the profit and loss account and appropriate sum to be capitalised to shareholders who would have been entitled to such amount if it had been distributed by way of dividend and in the same proportions. In addition, the Directors may apply such sum on behalf of any shareholders whose shares are not fully paid in order to pay such unpaid amounts of such shareholders’ shares, or to pay up in full at par unissued shares or debentures of the Company to be allotted credited as fully paid up to such shareholders in the appropriate proportions, or, a mixture of both.

(b)            Transfer of shares

All transfers of uncertificated shares shall be made in accordance with and be subject to the provisions of the Regulations, the facilities and requirements of the relevant system used and subject to any arrangements made by the Directors under the power given to them in the Articles.

All transfers of certificated shares shall be effected by an instrument in writing in any usual or common form or any other form which the Directors may approve. The instrument of transfer of any certificated share in the Company shall be signed by or on behalf of the transferor (and, in the case of a share which is not fully paid, shall also be signed by or on behalf of the transferee). In relation to the transfer of any share (whether a certificated or an uncertificated share) the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register.

The Directors may, in their absolute discretion, refuse to register any transfer of any share which is not a fully paid share (whether certificated or uncertificated) provided that, where any such shares are admitted to the Official List, such discretion may not be exercised in a way which the UK Listing Authority regards as preventing dealings in the shares of the relevant class or classes from taking place on an open or proper basis. The Directors may likewise refuse to register any transfer of a share (whether certificated or uncertificated), whether fully paid or not, in favour of more than four persons jointly.

In relation to certificated shares, the Directors may decline to recognise any instrument of transfer unless it is left at the Company’s registered office, or at such other place as the Directors may from time to time determine, accompanied by the certificate(s) of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his/her behalf, the authority of that person so to do) and the instrument of transfer is in respect of only one class of share.

If the Directors refuse to register a transfer they shall, in the case of certificated shares, as soon as practicable and in any event within two months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal. The Directors shall provide the transferee with such further information about the reasons for the refusal as the transferee shall reasonably request.

The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine, provided that such registration shall not be suspended for more than 30 days in any year. In respect of uncertificated shares, the Register shall not be closed without the consent of the operator of the relevant system.

(c)           Alteration of capital

The Company may by ordinary resolution (i) increase its share capital, (ii) consolidate and divide all or any of its share capital into shares of a larger nominal value than its existing shares, (iii) provided that certain requirements set out in the Articles are met, sub-divide all or any of its share capital into shares of smaller nominal value, and (iv) cancel any shares which, at the date of the passing of the ordinary resolution, have not been taken or agreed to be taken by any person, thereby diminishing the Company’s share capital.

Subject to the provisions of the Statutes, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

Save as otherwise provided in the Statutes or in the Articles, all unissued shares (whether forming part of the original or any increased capital) shall be at the disposal of the Directors who may allot, grant options over, offer or otherwise deal with or dispose of them to such persons at such times and generally on such terms and conditions as they may determine.

Subject to the provisions of the Statutes, any shares may be issued which may be redeemed at the option of the Company or the shareholder on such terms and in such manner as may be provided by the Articles, and, in addition, the Company may purchase any of its own shares (including any redeemable shares).

(d)           Variation of rights

If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Statutes, with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or upon the adoption of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class. At every such separate general meeting, the relevant provisions of the Statutes and the provisions of the Articles relating to proceedings at a general meeting apply, except that:

(i)            the quorum at any such meeting (other than an adjourned meeting) is two persons who hold or represent by proxy at least one-third in nominal value of the issued shares of the class in question or, at an adjourned meeting, one person who holds shares of the class in question;

(ii)           any holder of the class in question present in person or by proxy may demand a poll; and

(iii)          each holder of shares of the class in question present in person or by proxy will have one vote per share held in that particular class in the event a poll is taken.

Due to the phased implementation of the Companies Act 2006 under the current law, an extraordinary resolution, as indicated in the Articles, would need to be passed. However, from 1 October 2009, being the date on which the relevant provisions in the Companies Act 2006 come into force, a special resolution would instead be required.

Class rights are deemed not to have been varied, modified or abrogated by the creation or issue of new shares ranking equally with, or subsequent to, that class of shares in sharing in profits or assets in of the Company.

(e)           Directors

Unless and until otherwise determined by the Company in general meeting, the Articles provide for a Board of Directors consisting of not more than sixteen nor less than two directors.

A director is not required to hold any shares in the capital of the Company. Nevertheless, a director who is not a shareholder is entitled to receive notice of and attend and speak at all general meetings of the Company and all separate general meetings of the holders of any class of shares in the capital of the Company.

No director or intending director shall be disqualified by his/her office from entering into any contract, arrangement, transaction or proposal with the Company either with regard to his/her tenure of any such other office or place of profit or any such acting in a professional capacity or as a seller, buyer or otherwise. Subject to the provisions of the Statutes, no such contract, arrangement, transaction or proposal entered into by or on behalf of the Company in which any director or person connected with him/her is in any way interested, whether directly or indirectly, shall be liable to be avoided, nor shall any director who enters into any such contract, arrangement, transaction or proposal or who is so interested be liable to account to the Company for any profit or other benefit realised by any such contract, arrangement, transaction or proposal by reason of such director holding that office or of the fiduciary relationship thereby established, but he/she shall declare the nature of his/her interest in accordance with the Statutes.

A director cannot vote in respect of any contract, arrangement, transaction or other proposal in which the director, or any person connected with the director, has a material interest other than by virtue of the director’s interest in the Company’s shares, debentures or other securities. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he/she is debarred from voting. However, a director is entitled to vote (and be counted in the quorum) in respect of any of the following matters (in the absence of some other material interest than is indicated below):

(i)            the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by the director or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(ii)           the giving of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii)          any proposal concerning an offer of securities of or by the Company or any of its subsidiary undertakings in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;

(iv)          any contract, arrangement, transaction or other proposal concerning any other body corporate in which the director or any person connected with him/her (as defined in the Companies Act) is interested, directly or indirectly and whether as an officer or shareholder or otherwise, provided that the director and any persons so connected with him/her do not, to his/her knowledge, hold an interest (as defined in the Companies Act) in one per cent. or more of any class of the equity share capital of such body corporate or of the voting rights available to members of the relevant body corporate;

(v)           any contract, arrangement, transaction or other proposal for the benefit of employees of the Company or any of its subsidiary undertakings which does not accord to the director any privilege or advantage not generally accorded to the employees to whom the scheme relates;

(vi)          any proposal concerning any insurance which the Company is to purchase and/or maintain for the benefit of any directors or for the benefit of persons including directors; and

(vii)         indemnification (including loans made in connection with it) by the Company in relation to the performance of the director’s duties on behalf of the Company or any of its subsidiary undertakings.

If any question arises at any meeting as to the materiality of an interest or as to the entitlement of any director to vote, and such question is not resolved by his/her voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his/her ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed.

The Articles do not allow a director to vote or be counted in the quorum on any resolution concerning his/her own appointment as the holder of any office or place of profit with the Company, or any company in which the Company is interested, including fixing or varying the terms of his/her appointment or termination of his/her appointment. The directors shall be paid such sums (if any), out of the funds of the Company by way of fees for their services as directors, as the directors may from time to time determine. The aggregate of all such fees shall not exceed an aggregate annual sum of £2,000,000 or such larger amount as the Company may by ordinary resolution determine. Such remuneration shall be divided between the directors as they shall agree or, failing agreement, equally. Such remuneration shall be deemed to accrue from day to day. In accordance with best practice in the United Kingdom for corporate governance, compensation awarded to the Executive Directors is decided by the Remuneration Committee, which consists exclusively of Non-Executive Directors together with the Chairman. Members of the

Remuneration Committee do not participate in decisions concerning their own compensation. Further details on the Remuneration Committee are provided in paragraph 8 of this Part XIII.

Each director shall have the power at any time to appoint as an alternate director either (i) another director or (ii) any other person approved for that purpose by a resolution of the directors, and, at any time, to terminate such appointment.

Each director shall retire from office at the third annual general meeting after the annual general meeting at which he/she was last elected. A retiring director shall be eligible for re-election.

The directors may exercise all the powers of the Company to give or award pensions, annuities, gratuities or other retirement, superannuation, death or disability allowances or benefits to, amongst others, any directors, former directors, employees or former employees of the Company or of any subsidiary undertaking or a parent undertaking of the Company or to the wives, widows, children and other relatives and dependants of any such persons and may establish, maintain, support, subscribe to and contribute to all kinds of schemes, trusts and funds (whether contributory or non-contributory) for the benefit of such persons.

Certain provisions in the Articles relating to the directors’ conflicts of interest were conditionally amended at the annual general meeting of the Company held on 29 January 2008 with effect from 1 October 2008 when the relevant provisions of the Companies Act 2006 come into force. The provisions set out above are currently in force.

(f)            General meetings

The Board shall convene and the Company shall hold annual general meetings in accordance with the Statutes.

The Directors may convene a general meeting other than an annual general meeting whenever they think fit.

A general meeting shall also be convened by the Directors on the requisition of shareholders under the Statutes or, in default, may be convened by such requisitionists, as provided by the Statutes.

An annual general meeting shall be called by not less than 21 clear days’ notice, and a meeting of the Company other than an annual general meeting shall be called by not less than 14 clear days’ notice. The notice (including any notice given by means of a website) shall specify the place, the day and the time of meeting, whether the meeting will be an annual general meeting and the general nature of the business to be transacted. If the notice is made available by means of a website, it must be available until conclusion of the meeting. It shall be given, to such persons as are, under the Articles, entitled to receive such notices from the Company and shall comply with the provisions of the Statutes as to informing shareholders of their right to appoint proxies. A meeting of the Company shall be called upon shorter notice if it is so agreed (i) by all the shareholders entitled to attend and vote at such meeting in the case of the annual general meeting, and (ii) in the case of any other meeting, by a majority in number of the shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

The accidental omission to give notice of a meeting to, or the non-receipt of notice by any person entitled to receive notice, shall not invalidate the proceedings at that meeting.

Two Qualifying Persons present at a general meeting constitute a quorum unless each is a Qualifying Person (i) only because he/she is authorised to act as a corporate representative in relation to the meeting, and they are both corporate representatives of the same corporation, or (ii) only because he/she is appointed as a proxy in relation to the meeting and they are proxies of the same member.

Under English law, shareholders of a public company, such as the Company, are not permitted to pass resolutions by written consent.

(g)                                  Borrowing powers

The Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital, or any part thereof. Subject to the provisions of the Statutes, the Directors may exercise all the powers of the Company to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

(h)                                  Non-United Kingdom Shareholders

There are no limitations in the Articles on the rights of non-United Kingdom shareholders to hold, or to exercise voting rights attached to, the shares of the Company. Subject to provisions of the Companies Act, the Company may exercise powers conferred on the Company with regard to the keeping of an overseas branch register.

US holders of ADSs are not shareholders of the Company, but may instruct Citibank N.A., the depositary, as to the exercise of voting rights pertaining to the number of shares represented by their ADSs.

A shareholder whose registered address is not within the United Kingdom is not entitled to receive any notice from the Company unless (i) the Company is able, in accordance with the Statutes, to send notice to him/her by electronic means, or (ii) he/she gives to the Company a postal address within the United Kingdom at which notices may be given to him/her.

In certain circumstances, the Company may give notices to shareholders by advertisement in newspapers in the United Kingdom. Holders of the Company’s ADSs are entitled to receive notices under the terms of the depositary agreement relating to the ADSs.

5.                                       Mandatory takeover bids, squeeze-out and sell-out rules

5.1                                Mandatory bid

The Takeover Code applies to the Company. Under the Takeover Code, if an acquisition of interests in Shares were to increase the aggregate holding of the acquirer and its concert parties to interests in Shares carrying 30 per cent. or more of the voting rights in the Company, the acquirer and, depending on circumstances, its concert parties would be required (except with the consent of the Panel on Takeovers and Mergers) to make a cash offer for the outstanding shares in the Company at a price not less than the highest price paid for interests in Shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by any acquisition of interests in Shares by a person holding (together with its concert parties) shares carrying between 30 per cent. and 50 per cent. of the voting rights in the Company if the effect of such acquisition were to increase that person’s percentage of the total voting rights in the Company.

5.2                                Squeeze-out

Under the Companies Act, if an offeror were to make an offer to acquire all of the Shares in the Company not already owned by it and were to acquire 90 per cent. of the Shares to which such offer related it could then compulsorily acquire the remaining 10 per cent. The offeror would do so by sending a notice to outstanding shareholders telling them that it will compulsorily acquire their Shares and then, six weeks later, it would deliver a transfer of the outstanding Shares in its favour to the Company which would execute the transfers on behalf of the relevant Shareholders, and pay the consideration to the Company which would hold the consideration on trust for outstanding Shareholders. The consideration offered to the Shareholders whose Shares are compulsorily acquired under this procedure must, in general, be the same as the consideration that was available under the original offer unless a shareholder can show that the offer value is unfair.

5.3                                Sell-out

The Companies Act would also give minority Shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer. If a takeover offer related to all the Shares in the Company and, at any time before the end of the period within which the offer could be accepted, the offeror held or had agreed to acquire not less than 90 per cent. of the Shares, any holder of Shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those Shares.

The offeror would be required to give any Shareholder notice of his/her right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of minority Shareholders to be bought out, but that period cannot end less than three months after the end of the acceptance period or, if later, three months from the date on which notice is served on Shareholders notifying them of their sell-out rights. If a Shareholder exercises his/her rights, the offeror is entitled and bound to acquire those Shares on the terms of the offer or on such other terms as may be agreed.

6.                                       Public takeover bids occurring in the last and current financial year

There have been no public takeover bids by third parties in respect of the share capital of the Company in the last or current financial year.

7.                                       Directors

7.1                                The Directors and their functions are as follows:

Name	Age	Position
Iain J G Napier	59	Chairman and Non-Executive Director
Gareth Davis	58	Chief Executive and Director
Robert Dyrbus	55	Finance Director
Graham L Blashill	61	Sales and Marketing Director
Alison J Cooper	42	Corporate Development Director
Bruno F Bich	61	Non-Executive Director
Kenneth M Burnett	55	Non-Executive Director
Michael H C Herlihy	55	Non-Executive Director
Pierre H Jungels	64	Senior Non-Executive Director
Charles F Knott	53	Non-Executive Director
Susan E Murray	51	Non-Executive Director
Mark D Williamson	50	Non-Executive Director
Matthew R Phillips	37	Company Secretary

7.2                                Brief biographical details of each of the Directors are set out below:

I J G Napier, FCMA, Chairman, 59, appointed Chairman in January 2007, Non-Executive Director in March 2000.

Committee membership: Chairman of Nominations Committee and Member of the Remuneration Committee.

Skills and experience: Mr Napier was formerly main Board Director of Bass PLC, Chief Executive of Bass Leisure and then of Bass Brewers and Bass International Brewers. He was then Vice President UK and Ireland for Interbrew SA until August 2001. He was Chief Executive of Taylor Woodrow PLC from 2001 to 2005.

External appointments: Non-executive chairman and director of McBride PLC and non-executive director of Collins Stewart PLC.

G Davis, BA, Chief Executive, 58, appointed Chief Executive on demerger in October 1996.

Committee membership: Chief Executive’s Committee.

Skills and experience: Mr Davis led the successful Hanson demerger and subsequent listings on the London and New York Stock Exchanges. With over 35 years’ experience across all aspects of the Group, he has played a key role in the development of general strategy and the Group’s ongoing expansion programme.

External appointments: Non-executive director of Wolseley plc since 2003, senior independent director since 2006.

R Dyrbus, BSc, FCA, Finance Director, 55, appointed Finance Director on demerger in October 1996.

Committee membership: Chief Executive’s Committee.

Skills and experience: Mr Dyrbus was Finance Director of Imperial Tobacco Limited from November 1989 and one of the three-man Hanson team involved in the strategic reorganisation of the Group. Since then he has played an integral part in shaping the strategic direction of the Group.

External appointments: Currently no external director appointments.

G L Blashill, BSc, Group Sales and Marketing Director, 61, appointed to the Board in October 2005.

Committee membership: Chief Executive’s Committee.

Skills and experience: Mr Blashill is responsible for global sales and marketing activities. With over 39 years’ experience with the Group, he has held a number of senior sales and marketing positions, including Managing Director UK and Regional Director for Western Europe.

External appointments: Currently no external director appointments.

A J Cooper, BSc, ACA, Corporate Development Director, 42, appointed to the Board in July 2007.

Committee membership: Chief Executive’s Committee.

Skills and experience: Mrs Cooper has responsibility for strategic planning and business development, as well as for Corporate Affairs. Currently she is also responsible for the process of integrating the Altadis Group into the Group. She joined the Group in 1999 and has held a number of senior roles including Director of Finance and Planning and Director of Rest of Western Europe. Previously she was with PricewaterhouseCoopers.

External appointments: Currently no external director appointments.

B F Bich, Non-Executive Director, 61, appointed Non-Executive Director in April 2008.

Committee membership: Member of the Nominations Committee.

Skills and experience: Mr Bich is the Non-Executive Chairman of the BIC Group, having been appointed as Chairman and Chief Executive Officer of the BIC Group in June 1993. Prior to his appointment as BIC Group Chairman, Mr Bich held a number of key corporate positions including Chairman and Chief Executive Officer of BIC Corporation, Vice President of Sales and Marketing and National Sales Manager. Mr Bich is a Non-Executive Director of Altadis, S.A. having been appointed in November 1999.

External appointments: Non-Executive Chairman of the BIC Group.

K M Burnett, MA, MBA, PhD, Non-Executive Director, 55, appointed Non-Executive Director in April 2006.

Committee membership: Nominations Committee.

Skills and experience: Mr Burnett was President, Asia Pacific of Allied Domecq from 1996 until its acquisition by Pernod Ricard in 2005. Prior to joining Allied Domecq, he held senior management positions in the Asia Pacific region with Seagram, Interbrew and International Distillers & Vintners Ltd (now part of Diageo plc).

External appointments: Currently no external director appointments.

M H C Herlihy, MA (Oxon), Solicitor, Non-Executive Director, 55, appointed Non-Executive Director in July 2007.

Committee membership: Nominations Committee, Audit Committee and Remuneration Committee.

Skills and experience: Mr Herlihy was formerly General Counsel and Head of Mergers and Acquisitions for ICI PLC with overall responsibility for corporate acquisitions and divestments and has extensive experience of both private and public market transactions.

External appointments: Serves on the boards of Compass Partners International LLP and DQ Entertainment plc.

P H Jungels, CBE (hon), C ENG, PHD, Senior Independent Non-Executive Director, 64, appointed Non-Executive Director in August 2002.

Committee membership: Chairman of the Remuneration Committee; Member of the Audit Committee and Nominations Committee.

Skills and experience: Dr Jungels has held numerous senior international positions in the oil industry with Shell International, Petrofina SA and British Gas PLC. He became CEO of Enterprise Oil in 1996, leading the business to substantial geographic and financial growth until retirement in November 2001.

External appointments: Chairman of Oxford Catalyst Group PLC, director of Baker Hughes Inc., executive chairman of Rockhopper Exploration PLC and a non-executive director of Woodside Petroleum Ltd.

C F Knott, FCMA, Non-Executive Director, 53, appointed Non-Executive Director in April 2006.

Committee membership: Nominations Committee, Audit Committee and Remuneration Committee.

Skills and experience: Mr Knott was a director of ICI PLC from 2004 to 2007 and Chairman and Chief Executive of Quest International, ICI’s flavours and fragrances business. Previously fulfilled a variety of international assignments as a long term executive at National Starch, a Unilever company until 1997.

External appointments: CEO of Flint Group.

S E Murray, Non-Executive Director, 51, appointed Non-Executive Director in December 2004.

Committee membership: Nominations Committee, Audit Committee and Remuneration Committee.

Skills and experience: Ms Murray was a board member at Littlewoods Limited from October 1998 until January 2004, latterly as Chief Executive of Littlewoods Stores Limited. Prior to this she was worldwide President and Chief Executive of The Pierre Smirnoff Company, a part of Diageo plc.

External appointments: Non-executive director of Enterprise Inns Plc, SSL International PLC, Wm Morrison Supermarkets PLC, Compass Group PLC and FB Raphael 1 Limited. Previously non-executive director of Aberdeen Asset Management PLC. Also fellow of the Royal Society of Arts and council member of the Advertising Standards Authority.

M D Williamson, CA(SA), Non-Executive Director, 50, appointed Non-Executive Director in July 2007.

Committee membership: Chairman of Audit Committee; Member of the Nominations Committee and Remuneration Committee.

Skills and experience: Mr Williamson has considerable international financial and general management experience. He joined International Power in 2000 as Group Financial Controller and was appointed to the Board as Chief Financial Officer in 2003. Previously, he was Group Financial Controller and Group Chief Accountant at Simon Group, the engineering and bulk chemicals storage group.

External appointments: Serves on the board of International Power Plc.

M R Phillips, LLB, Company Secretary, 37, appointed Company Secretary in October 2004.

Committee membership: Chairman of the Disclosure Committee; Secretary to and Member of the Chief Executive’s Committee; Secretary to the Audit and Remuneration Committees.

Skills and experience: Mr Phillips joined Imperial Tobacco’s legal department in 2000 and was closely involved in negotiations for the acquisitions of Tobaccor, Reemtsma and Altadis. Previously he worked for law firms Linklaters and Burges Salmon.

External appointments: Currently no external director appointments.

7.3                                The business address of each of the Directors and of the Company Secretary is PO Box 244, Upton Road, Bristol BS99 7UJ.

7.4                                All companies and partnerships of which each of the Directors has been a member of the administrative, management or supervisory bodies or a partner at any time in the previous five years preceding the date of this Prospectus, in respect of companies and partnerships other than the Company and other members of the Group, are as follows:

Director	Company / Partnership	Position still held Yes/No

S E Murray	Aberdeen Asset Management PLC	NO
	Advertising Standards Authority Limited (The)	YES

Director	Company / Partnership	Position still held Yes/No
	Compass Group PLC	YES
	Enterprise Inns plc	YES
	FB Raphael 1 Limited	YES
	Littlewoods Retail Limited	NO
	SSL International PLC	YES
	The Advertising Standards Authority (Broadcast) Limited	YES
	The Home Shopping Channel Limited	NO
	Ultra Premium Brands Limited	NO
	Wm. Morrison Supermarkets plc	YES

C F Knott	Imperial Chemical Industries PLC	NO

G L Blashill	Tobacco Trade Benevolent Association	YES

G Davis	The Confederation of European Community Cigarette Manufacturers Limited	NO
	Wolseley plc	YES

I J G Napier	McBride PLC	YES
	Bass Ireland Limited	NO
	BIBOH Limited	NO
	BOC Group PLC	NO
	British Beer & Pub Association	NO
	Carling Brewers Export Limited	NO
	Collins Stewart PLC	YES
	Coors Brewers Limited	NO
	Coors Holdings Limited	NO
	Coors International Brewers Limited	NO
	Coors Wines & Spirits Limited	NO
	Henderson Global Investors (Holdings) plc	NO
	Interbrew UK Holdings Limited	NO
	International Beer Importers Limited	NO

Director	Company / Partnership	Position still held Yes/No
	Landmark Leisure Limited	NO
	Lastbrew Limited	NO
	Milton Keynes Entertainment Company Limited	NO
	Nationwide Accident Repair Services PLC	NO
	SC Leisure Entertainments Limited	NO
	Six Continents Executive Pension Trust Limited	NO
	Six Continents Holdings Limited	NO
	Six Continents Investments Limited	NO
	Six Continents Pensions Limited	NO
	Six Continents plc	NO
	St. Modwen Properties plc	NO
	Taylor Woodrow Developments Limited	NO
	Taylor Woodrow plc	NO
	Taylor Woodrow, Inc	NO
	The Amsterdam Group	NO
	The Portman Group	NO
	Tomkins PLC	NO
	Tradeteam Limited	NO
	Wilson Connolly Holdings Limited	NO

M H C Herlihy	9Works Limited	YES
	Chairmen’s Counsel Limited	YES
	Compass Partners International LLP	YES
	CTW4 Limited	YES
	D Q Entertainment PLC	YES

	Frelon Consulting Limited	YES

M D Williamson	Al Kamil Investments Limited	YES
	Australian Power Investments B.V.	YES
	BEI Limited	YES
	British Electricity International (OS) Limited	YES
	British Electricity International Limited	YES
	British Electricty International (Services) Limited	NO
	Deeside Power Limited	YES
	EME Tri Gen Bv	YES
	Enerloy Pty Limited	YES
	European Power Holdings B.V.	YES
	Impala Dodo Limited	YES
	Impala Kingfisher Limited	YES
	Impala Kookaburra Limited	YES
	Impala Magpie Limited	YES
	International Power (Assets) Limited	YES
	International Power (Berkeley) Limited	YES
	International Power (Condor) Limited	YES
	International Power (Czech Republic) Limited	YES
	International Power (Essex) Limited	YES
	International Power (Falcon) Limited	YES
	International Power (Fawkes)	YES
	International Power (Genco) Limited	YES
	International Power (Hanover) Limited	YES
	International Power (Impala)	YES
	International Power (Kent) Limited	YES
	International Power (Kestrel)	YES
	International Power (Merlin) Limited	YES
	International Power (Norfolk) Limited	YES
	International Power (Saudi Arabia) Limited	YES
	International Power (Shuweihat) Limited	YES
	International Power (Suffolk) Limited	YES
	International Power (Surrey) Limited	YES

Director	Company / Partnership	Position still held Yes/No
	International Power (Sussex) Limited	YES
	International Power (Trading) Limited	YES
	International Power (Turkey) Limited	YES
	International Power (UK Investments) Limited	YES
	International Power (US) Investments Limited	YES
	International Power Australia Finance	YES
	International Power Australia Funding (1)	YES
	International Power Australia Funding (2)	YES
	International Power Australia Funding (3)	YES
	International Power Australia Holdings (1) Limited	YES
	International Power Australia Holdings Limited	YES
	International Power Columbus	YES
	International Power Consolidated Holdings Limited	YES
	International Power Dutch Finance	YES
	International Power Europe Limited	YES
	International Power Finance	YES
	International Power Finance (Jersey) II Limited	YES
	International Power Fuel Company Limited	YES
	International Power Global Developments Limited	YES

International Power Group Trustee Limited	YES
International Power Holdings Limited	YES
International Power Humboldt	NO
International Power IQ Limited	YES
International Power Levanto Investments Limited	YES
International Power Luxembourg Finance Limited	YES
International Power Luxembourg Holdings Limited	YES
International Power Middle East Finance	YES
International Power North Chennai O & M Limited	YES
International Power Plant Maintenance Limited	YES
International Power PLC	YES
International Power Portugal Finance	YES
IP (Aire) Limited	YES
IP (Humber) Limited	YES
IP (Swale) Limited	YES
IP Goshawk Company LLC	YES
IP Gyrfalcon Company, LLC	YES
IP Indonesia Investments Limited	YES
IP Karugamo Holdings Limited	YES
IP Maelstrale Investment Limited	YES
IP Maelstrale Finance Limited	YES
IP Malaysia	YES
IPM (North Wales) Limited	YES
IPM (Osprey) Holdings Limited	NO
IPM (UK) Power Holdings Limited	NO
IPM (UK) Power Limited	NO
IPM (Zeta) Limited	YES
IPM Portfolio Trading Limited	YES
IPower Limited	YES
IPR Central Services (No. 1) Limited	YES
IPR Central Services (No. 2) Limited	YES
IPR Central Services (No. 3) Limited	YES
IPR Central Services (No. 4) Limited	YES
IPR Guernsey Investments Limited	YES
IPR Insurance Company Limited	YES
National Power (Kot Addu) Limited	YES
National Power (Thailand) Limited	YES
National Power Al Kamil Investments Limited	YES

Company / Partnership	Position still held Yes/No
National Power Australia Finance Limited	YES
National Power Australia Investments Limited	YES
National Power International Holdings	YES
National Power Limited	YES
National Power Oman Investments Limited	YES
National Power Pacific Company Limited	YES
National Power Share Schemes Limited	YES
Normanbright (UK Co 5) Limited	YES
Normanframe (UK Co 6) Limited	YES
Normangrange (UK Co 4) Limited	NO
Normantrail (UK Co 3) Limited	YES
Princemark Limited	NO
Rugeley Power Generation Limited	NO
Rugeley Power Limited	NO
Simon Handling Systems Limited	YES
Swindon Power Technical Services Limited	NO

	The Hub Power Company Ltd	NO

P H Jungels	Offshore Hydrocarbon Mapping plc	NO
	Oxford Catalysts Group PLC	YES
	Rockhopper Exploration PLC	YES
	Baker Hughes Inc	YES
	Bristow Group Inc	NO
	Enterprise Oil PLC	NO
	Woodside Petroleum Limited	YES

K M Burnett	Allied Domecq Spirits & Wine (Overseas) Limited	NO
	I D Lanka Limited	NO

B F Bich	Société BIC	YES
	BIC Australia Pty. Ltd.	NO
	BIC Corporation	NO
	BIC GBA Sdn. Bhd.	NO
	BIC GmbH	NO
	BIC Graphic Europe SA	NO
	BIC Iberia SA	NO
	BIC International Co.	NO
	BIC Kosaido KK	NO
	BIC (NZ) Ltd.	NO
	BIC Philippines Inc.	NO
	BIC Portugal SA	NO
	BIC Product (Asia) Pte. Ltd.	NO
	BIC Product (Korea) Ltd.	NO
	BIC Product (Singapore) Pte. Ltd.	NO
	BIC Product (Thailand) Ltd	NO
	BIC Stationery (Shanghai) Co. Ltd.	NO
	BIC Verwaltungs GmbH	NO
	Kosaido Co. Ltd.	NO
	Nihon BIC Co. Ltd.	NO
	Shanghai Sheaffer-Wingsung Stationery Co. Ltd	NO
	Sheaffer (Hong Kong) Co. Ltd	NO
	Kosaido Shoji	NO

7.5                                At the date of this Prospectus, save as disclosed in this paragraph 7, none of the Directors has at any time within at least the past five years:

(a)                                   been a director or a member of the administrative, management or supervisory body, or a manager of any company other than the Company or other members of the Group or a partner of any partnership; or

(b)                                  had any convictions in relation to fraudulent offences (whether spent or unspent); or

(c)                                   been adjudged bankrupt or entered into an individual voluntary arrangement; or

(d)                                  been a director or a member of the administrative, management or supervisory body, or a manager of any company or a partner of any partnership at the time of or within 12 months preceding any bankruptcy, receivership or liquidation; or

(e)                                   had his/her assets form the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; or

(f)                                     been subject to any official public incrimination and/or sanctions by any statutory or regulatory authorities (including designated professional bodies); or

(g)                                  ever been disqualified by a court from acting as a director or member of the administrative, management or supervisory bodies or other officer of any company or from acting in the management or conduct of the affairs of any company.

Mr R Dyrbus was a director of Laings Tobacco Company (London) Limited. In addition Mrs A J Cooper and Mr M R Phillips were also directors of the following companies, which were all non-trading dormant companies within the Imperial Tobacco Group: Laings Tobacco Company (London) Limited; Canon’s Marsh Tobacco Bonds Limited; Imperial Tobacco (Imports) Limited; Jack De Guingand (Agencies) Limited; Richardson’s (Wigan) Limited; Robert Sinclair (Birtley) Limited; Rugg & Sincock Limited; TC & F Moss Limited; The British Nicotine Company Limited; The Perihelion Steam Fishing Company Limited; Watters, Westbrook and Company Limited; Bewlay Properties Limited; GH Hedley Limited; and Crown Vending Limited.

These companies were all put into voluntary liquidation in 2007. Notices of appointment of liquidator for voluntary winding-up of those companies pursuant to section 109 of the Insolvency Act 1986 was made on 2 October 2007. Resolutions were passed on 2 October 2007 at extraordinary general meetings appointing a liquidator for the purposes of the companies’ voluntary winding-up. The liquidation of each company is currently ongoing.

Mr B F Bich was a director of Shanghai Sheaffer-Wingsung Stationery Co. Ltd, which was put into voluntary liquidation in 2007. Deregistration was approved on 4 July 2007.

8.                                       Corporate governance and committees

8.1                                The Company is committed to maintaining a high standard of corporate governance and the Group complies with the governance rules and best practice provisions applying to UK listed companies as contained in section 1 of the Combined Code.

8.2                                From 2 January 2007 until 30 June 2007 (inclusive), the Group did not comply with Combined Code provision A.3.2. This provision specifies that at least half the Board, excluding the Chairman, should comprise Non-Executive Directors determined by the Board to be independent. This non-compliance, from 2 January 2007, resulted from the Board’s decision to retain Mr A G L Alexander on the Board to ensure continuity at senior Board level during the Chairman’s early tenure and the resignation of Mr C R Day as a consequence of his overall business commitments. As planned, the Board regained compliance on 1 July 2007 following the appointment of two additional independent Non-Executive Directors, Messrs M H C Herlihy and M D Williamson. Mr A G L Alexander retired from the Board at the Company’s 2008 annual general meeting. The Combined Code was further revised in 2006. As the Company adopted the revised provisions of the 2006 Combined Code early, it was technically in breach of the 2003 Combined Code provision B.2.1 as, since his appointment as Chairman, Mr I J G Napier has remained a member of the Remuneration Committee (as permitted under the 2006 Combined Code).

8.3                                As the Company has securities registered with the US Securities and Exchange Commission, the Group is also required to comply with the provisions of the Sarbanes-Oxley Act of 2002, including the requirements of section 404. The Group has, however, taken advantage of an exemption from implementing the requirements of section 404 of the Sarbanes-Oxley Act within Commonwealth Brands during its first year since acquisition.

8.4                                The Board

Board structure

The Board currently comprises a Non-Executive Chairman, seven independent Non-Executive Directors and four Executive Directors.

There is a clear separation of the roles of the Chairman, Mr I J G Napier, and the Chief Executive, Mr G Davis, to ensure an appropriate balance of power and authority. The Chairman is responsible for the leadership of the whole Board with the Chief Executive, in conjunction with the Chief Executive’s Committee, responsible for managing the Group and implementing the strategy and policies which have been set by the Board.

Dr P H Jungels is the recognised senior independent Non-Executive Director to whom any concerns can be conveyed by shareholders.

Following the annual Board evaluation and consideration of all other relevant factors contained in the Combined Code and the NYSE Corporate Governance Rules, the Board concluded at its meeting in September 2007 that all Non-Executive Directors continue to contribute effectively and constructively to Board debate, to challenge and question management objectively and robustly and at all times to have the best interests of the Group in mind and that, taking account of these factors, together with the other relevant factors contained in the Combined Code and the NYSE Corporate Governance Rules, all eight Non-Executive Directors then serving on the Board (including the Chairman) remained independent for the purposes of the NYSE Corporate Governance Rules and all seven

Non-Executive Directors then serving on the Board (excluding the Chairman as required by the Combined Code) remained independent for the purposes of the Combined Code.

However, recognising the general external focus under the Combined Code on directors who have served in excess of nine years the Company did not, since September 2006, classify Mr A G L Alexander (for the purposes of the Combined Code) as an independent Director when determining the composition of the Board and its committees. Mr A G L Alexander remained on the Board until the Company’s 2008 annual general meeting and retired at that meeting.

The Board has satisfied itself that there is no compromise to the independence of those directors who have appointments on boards of companies outside the Group. Where necessary, the Board ensures appropriate processes are in place to manage any possible conflict of interest.

The Directors’ biographies, appearing on pages 113 to 116, demonstrate a detailed knowledge of the tobacco industry and the wider fast moving consumer goods sector, together with a range of business and financial experience which is vital to the management of an expanding international company. The biographies also include details of any other major directorships.

As previously announced, following the annual general meeting of the Company held on 29 January 2008, the Board resolved that with effect from 15 July 2008 Jean-Dominique Comolli will become Non-Executive Deputy Chairman of the Company. In addition, it is anticipated that Mr Comolli will provide certain consultancy services to the Group. As Mr Comolli will be joining the Board, he is accepting responsibility for the information contained in this Prospectus, as described in paragraph 1 of this Part XIII.

Board operations

The Board is the principal decision making forum of the Group and manages overall control of the Group’s affairs by the schedule of matters reserved for its decision contained in the Group’s Corporate Manual. These include, inter alia, responsibility for the Group’s commercial strategy, the approval of financial statements and corporate plans, the overall corporate governance framework, acquisitions and disposals, treasury, tax and risk management policies and appointment and removal of Directors and the Company Secretary.

The Company Secretary is responsible for advising the Board, through the Chairman, on all governance matters and for ensuring Board procedures are followed and applicable rules and regulations complied with.

All Directors are equally accountable in law for the proper stewardship of the Group’s affairs, with the Non-Executive Directors having a particular responsibility for ensuring that strategies proposed for the development of the business, resources and standards of conduct are critically reviewed using their independent judgement and experience. This seeks to ensure that the Board acts in the best long term interests of all shareholders, takes account of the wider community of interest represented by employees, customers and suppliers, and that environmental, community, ethical and reputational issues are fully integrated into the Group’s risk assessment processes.

The Non-Executive Directors also play a leading role in corporate accountability and governance through their membership of the Remuneration Committee, the Nominations Committee and the Audit Committee. The membership and remit of each committee are described below.

The Group has procedures in place to allow Directors to seek both independent professional advice, at the Group’s expense, and the advice and services of the Company Secretary in order to fulfil their duties. The Group maintains appropriate insurance cover in respect of Directors’ and Officers’ liabilities. The Company has entered into qualifying third party indemnity arrangements for the benefit of all its Directors in a form and scope which comply with the requirements of the Companies Act.

8.5                                Chief Executive’s Committee

The Chief Executive’s Committee is comprised of the Executive Directors, the Manufacturing Director, the Group Human Resources Director and the Company Secretary and meets to ensure appropriate control and management of day-to-day business matters. Within the framework of the Chief Executive’s Committee, the Board delegates day-to-day and business control matters to the Chief Executive and the Chief Executive’s Committee, who are responsible for implementing Group policy and monitoring the detailed performance of all aspects of the business. They have full power to act, subject to the reserved powers and sanctioning limits laid down by the Board and the Group’s policy guidelines.

Between formal Board and Board committee meetings, the Chairman and chairmen of the Board Committees communicate regularly with the Chief Executive and other members of the Chief Executive’s Committee.

8.6                                Remuneration Committee

The Remuneration Committee comprises five independent Non-Executive Directors, together with the Chairman, Mr I J G Napier (who is excluded from any matter concerning his own remuneration and/or conditions of service), who have no personal financial interest, other than as shareholders, in the matters to be decided.

The members of the committee are Dr P H Jungels (chairman); Mr M H C Herlihy; Mr C F Knott; Ms S E Murray; Mr I J G Napier; and Mr M D Williamson.

Mr G Davis (Chief Executive) is invited to attend to respond to questions raised by the committee. Mr M R Phillips (Company Secretary) also attends meetings as secretary to the committee. They are, however, all specifically excluded from any matter concerning the details of their own remuneration.

The committee sets the remuneration package for each Executive Director and member of the Chief Executive’s Committee after taking advice principally from external sources, including remuneration consultants Hewitts Limited and Towers Perrin, both of whom are engaged by the committee as required. Hewitts Limited also reviews the Group’s remuneration principles and practices against corporate governance best practice. Neither provides any other services for the Group.

Executive remuneration data provided by Towers Perrin and Boardex Inc. have also been used to assist in benchmarking processes ensuring the consistent application of the executive remuneration policy.

Mrs K A Turner (Group Human Resources Director) and Mr D P Cuthbert (Group Compensation and Benefits Manager) also provide internal support and advice to the committee. Solicitors Allen & Overy LLP have been retained by the Company to provide legal advice in respect of the Group’s Share Plans and to provide services to the committee as and when required. The firm also provides other legal services to the Group as a whole.

The Company has appointed Alithos Limited to undertake TSR calculations and provide advice on all TSR related matters. Alithos Limited provides no other services for the Group. PricewaterhouseCoopers LLP, the Group’s Auditors, undertake an agreed upon procedure in respect of EPS calculations used in the Group’s Share Plans prior to awards vesting. The Board is ultimately responsible for the framework and cost of executive remuneration but has delegated to the Remuneration Committee, within its terms of reference, responsibility for certain activities including the following:

(a)                                   determination of the remuneration levels and conditions of service for the Executive Directors and members of the Chief Executive’s Committee;

(b)                                  recommendation to the Board of the remuneration level and conditions of service for the Chairman;

(c)                                   oversight of the overall policy for senior management remuneration;

(d)                                  oversight of the Group’s employee share and cash-based incentive plans including approval of minor rule amendments, invitations and awards and the allocation or issue of shares or payments under any such plans; and

(e)                                   approval of the form and content of the Directors’ remuneration report, prior to submission to the shareholders at the annual general meeting.

The committee’s approach is consistent with the Group’s overall remuneration strategy and philosophy that all employees should be competitively rewarded to attract and retain their valued skills in the business, as well as supporting corporate strategy, by directly aligning executive management reward with the Group’s strategic business goals.

8.7                                Nominations Committee

The Nominations Committee comprises all the Non-Executive Directors and meets on an as required basis. The members of the committee are Mr I J G Napier (chairman); Mr B F Bich; Dr K M Burnett; Mr M H C Herlihy; Dr P H Jungels; Mr C F Knott; Ms S E Murray; and Mr M D Williamson. Mr M R Phillips, the Company Secretary, acts as secretary to the committee.

The committee’s terms of reference are published on the Imperial Tobacco Group website, www.imperial-tobacco.com. The responsibilities of the committee include the evaluation of the balance of skills, knowledge and experience on the Board, the development of role specifications, the formulation of succession plans and the making of recommendations to the Board with regard to the appointment of Directors.

Any Directors appointed by the Board must submit themselves for election by shareholders at the annual general meeting following their appointment. Thereafter all Directors, in accordance with the Combined Code, are subject to re-election at least every three years. Furthermore, it is the Company’s practice that any Non-Executive Director, including the Chairman, having been in post for nine years or more is subject to annual re-election. The performance of each Director is considered before recommending such election or re-election.

8.8                                Audit Committee

The Audit Committee has determined that all of its members are independent Non-Executive Directors. The members of the committee are Mr M D Williamson (chairman); Mr M H C Herlihy; Dr P H Jungels; Mr C F Knott; and Ms S E Murray. Messrs M D Williamson and C F Knott are qualified accountants and, therefore, are appropriately qualified to discharge the responsibilities that Audit Committee membership entails and are regarded as financial experts for the purposes of both the Combined Code and section 407 of the Sarbanes-Oxley Act. The remaining members of the committee supply a supporting mix of skills and backgrounds.

Mr M R Phillips, the Company Secretary, acts as secretary to the committee.

The committee’s terms of reference cover the matters recommended by the Combined Code and are published on the Imperial Tobacco Group website, www.imperial-tobacco.com. The committee’s responsibilities include, inter alia:

(a)                                   monitoring internal control throughout the Group;

(b)                                  approving the Group’s accounting policies;

(c)                                   reviewing the interim and annual financial statements, together with the US filing on Form 20-F, prior to submission to the Board;

(d)                                  reviewing the scope of the external audit plan and the internal Group Compliance work plan;

(e)                                   consideration of any related party matters;

(f)                                     review of auditor performance and independence;

(g)                                  consideration of and recommendations to the Board regarding the reappointment of the Auditors;

(h)                                  review of non-audit fees paid to the Auditors and other accountancy firms;

(i)                                      review of the going concern statement prior to consideration by the Board;

(j)                                      oversight and monitoring of the Group’s public interest disclosure (whistleblowing) policy;

(k)                                   review of group compliance performance; and

(l)                                      review of risk management systems.

The committee monitors and critically reviews the authority, effectiveness and level of resource allocated to the activities.

9.                                       Directors’ and others’ interests in the Company

9.1                                The interests of the Directors and their immediate families in the share capital of the Company (all of which are beneficial unless otherwise stated),

(a)                                   which have or will be required to be notified to the Company pursuant to the Disclosure and Transparency Rules; or

(b)                                  being interests of a person connected (within the meaning of the Disclosure and Transparency Rules) with a Director which would, if such connected person were a Director, be required to be disclosed under

(a) above and the existence of which was known to or could, with reasonable diligence, be ascertained by the Director,

were as at 19 May 2008 (being the latest practicable date prior to the publication of this Prospectus), and are expected to be immediately following the Rights Issue, as follows:

Name	Number of Existing Shares as at 19 May 2008	Percentage of issued Existing Share capital as at 19 May 2008(1)	Number of Shares after completion of the Rights Issue(2)	Percentage of issued Share capital following completion of the Rights Issue(1),(2)

Executive Directors
G Davis	406,274	0.06	609,411	0.06
R Dyrbus	262,538	0.04	393,807	0.04
GL Blashill	100,481	0.01	149,512	0.01
AJ Cooper	69,752	0.01	104,628	0.01

Non-Executive Directors
IJG Napier	5,600	0.0008	8,400	0.0008
KM Burnett	405	0.00006	607	0.00006
MHC Herlihy	349	0.00005	523	0.00005
PH Jungels	2,993	0.0004	4,489	0.0004
CF Knott	405	0.00006	607	0.00006
SE Murray	993	0.0001	1,489	0.0001
MD Williamson	1,081	0.0002	1,621	0.0002
BF Bich	0	0	0	0

(1)          Not including Shares held in treasury by the Company.

(2)          Assumes that each Director takes up in full his/her entitlement to New Shares pursuant to the Rights Issue (save for those held under Investment Savings Account arrangements). Details of the options and awards held over Shares by the Directors are set out in paragraph 9.3 below. They are not included in the interests of the Directors shown in the table above. Also assumes no exercise of options or vesting of awards before the completion of the Rights Issue.

9.2                                The interests of the Directors together represent approximately 0.13 per cent. of the issued Share capital of the Company as at 19 May 2008 (the latest practicable date prior to the publication of this Prospectus) and are expected to represent approximately 0.13 per cent. of the share capital of the Group immediately following the Rights Issue. This percentage of the share capital of the Group is calculated based on the same assumptions set out in notes 1 and 2 of paragraph 9.1 above.

9.3                                As at 19 May 2008 (being the latest practicable date prior to the publication of this Prospectus) the following options and awards over Existing Shares have been granted to the Directors under the Share Plans described in paragraph 13 of this Part XIII:

Director	Share Plan	Date of grant/ award	Number of Shares subject to option/award	Option exercise price (£)	Exercise period (for option)/ performance period (for awards)

G Davis	LTIP (awards)	2 November 2005	96,594	—	November 2005 —
					November 2008
	LTIP (awards)	1 November 2006	89,929	—	November 2006 —
					November 2009
	LTIP (awards)	31 October 2007	76,730	—	October 2007 —
					October 2010
	SMS	15 February 2006	31,698	—	February 2006 —
					February 2009
	SMS	15 February 2007	20,601	—	February 2007 —
					February 2010
	SMS	15 February 2008	33,441	—	February 2008 —
					February 2011
	Sharesave	4 June 2003	774	8.22	1 August 2008 —
					31 January 2009
	Sharesave	29 May 2007	570	17.22	1 August 2012 —
					31 January 2013
Total			350,337

Director	Share Plan	Date of grant/ award	Number of Shares subject to option/award	Option exercise price (£)	Exercise period (for option)/ performance period (for awards)
R Dyrbus	LTIP (awards)	2 November 2005	45,975	—	November 2005 —
					November 2008
	LTIP (awards)	1 November 2006	42,810	—	November 2006 —
					November 2009
	LTIP (awards)	31 October 2007	35,247	—	October 2007 —
					October 2010
	SMS	15 February 2006	20,111	—	February 2006 —
					February 2009
	SMS	15 February 2007	13,073	—	February 2007 —
					February 2010
	SMS	15 February 2008	21,226	—	February 2008 —
					February 2011
	Sharesave	22 May 2006	402	13.95	1 August 2009 —
					31 January 2010
	Sharesave	29 May 2007	219	17.22	1 August 2010 —
					31 January 2011
Total			179,063

GL Blashill	LTIP (awards)	2 November 2005	21,981	—	November 2005 —
					November 2008
	LTIP (awards)	1 November 2006	21,001	—	November 2006 —
					November 2009
	LTIP (awards)	31 October 2007	17,163	—	October 2007 —
					October 2010
	SMS	15 February 2006	10,701	—	February 2006 —
					February 2009
	SMS	15 February 2007	9,360	—	February 2007 —
					February 2010
	SMS	15 February 2008	11,714	—	February 2008 —
					February 2011
	Sharesave	23 May 2005	807	11.73	1 August 2008 —
					31 January 2009
Total			92,727

Director	Share Plan	Date of grant/ award	Number of Shares subject to option/award	Option exercise price (£)	Exercise period (for option)/ performance period (for awards)

AJ Cooper	LTIP (awards)	2 November 2005	13,003	—	November 2005 —
					November 2008
	LTIP (awards)	1 November 2006	13,731	—	November 2006 —
					November 2009
	LTIP (awards)	31 October 2007	17,368	—	October 2007 —
					October 2010
	SMS	15 February 2006	9,988	—	February 2006 —
					February 2009
	SMS	15 February 2007	7,777	—	February 2007 —
					February 2010
	SMS	15 February 2008	10,040	—	February 2008 —
					February 2011
	Sharesave	22 May 2006	670	13.95	1 August 2009 —
					31 January 2010
Total			72,577

Notes:

The LTIP awards referred to above will only vest if applicable performance conditions have been satisfied. In respect of the 2004 to 2007 LTIP awards, the average annual earnings per share growth, after adjusting for UK inflation (Real EPS Growth) was 9.4 per cent. in the performance period to the end of September 2007 and, therefore, of the 2004 to 2007 LTIP awards 91.8 per cent. vested on 9 November 2007. In respect of the 2005 to 2008 LTIP awards, which was the first with the three part performance criteria, based upon interim measurement calculations undertaken as at 30 September 2007 partial vesting of 73.5 per cent. of the first element, 60.8 per cent. of the second element and 53.33 per cent. of the third element would occur if this performance were maintained over the relevant performance period.

In respect of the 2006 to 2009 LTIP awards, based upon interim measurement calculations undertaken as at 30 September 2007 partial vesting of 88.1 per cent. of the first element and 91.6 per cent. of the second element and 30.0 per cent. of third elements would occur if this performance were maintained over the relevant performance period.

Further details of the LTIP are described in paragraph 13.4 of this Part XIII.

Directors who have invested their annual bonuses in the form of Shares under the SMS will be entitled to the matched free Shares shown in the above table provided their initial investment in Shares is held in the SMS for the duration of the three year vesting period and the Directors remain employed in the Group. The vesting of matched free Shares awarded to Directors during February 2006, February 2007 and February 2008 is also subject to the satisfaction of performance criteria according to which Imperial Tobacco must achieve in excess of 3 per cent. Real EPS Growth over the vesting period. Further details of the SMS are described in paragraph 13.2 of this Part XIII.

9.4                                Save as set out in this paragraph 9, it is not expected that any Director will have any interest in the Shares of the Company on Admission and there is no Director to whom any capital of any member of the Imperial Tobacco Group is under option or agreed unconditionally to be put under option.

9.5                                Save as disclosed in paragraphs 9.1, 9.2 and 9.3 of this Part XIII, none of the Directors has any potential conflicts of interest between their duties to the Company and their private interests and/or their duties to third parties.

9.6                                The following restrictions are imposed on the Directors and senior management regarding their interests in the Shares:

(a)                                   the Directors are required to meet minimum shareholding guidelines to ensure that their interests are aligned with those of Shareholders. Over a period of five years from appointment, they are required to build a holding in the Shares to a current minimum value broadly equivalent to three times the base salary for the Chief Executive and Finance Director and twice the base salary in relation to other Executive Directors. Other senior management are expected to invest at a level equivalent to between once and twice base salary, dependent upon their grade. Currently, all Executive Directors exceed their required shareholding; and

(b)                                  it was agreed that a proportion of the fees of the Non-Executive Directors be applied, after statutory deductions, to purchase Shares in order to align further their interests with those of Shareholders. These Shares are to be held by a nominee during the term of each Non-Executive Directorship.

10.                                Major Imperial Tobacco Shareholders

10.1                         As at 19 May 2008 (being the last practicable date prior to the publication of this Prospectus), in so far as it is known to the Company, the name of each person, other than a Director who, directly or indirectly, has a notifiable interest in three per cent. or more of the Company’s capital, and the amount of such person’s interest, is as follows:

Name	Number of Shares as at 19 May 2008 (millions)	Percentage of Shares as at 19 May 2008(1)

Barrow, Hanley, Mewhinney & Strauss, Inc	45.38	6.70
AMVESCAP plc (now redomiciled to Bermuda as Invesco Ltd.)	39.33	5.84
Morgan Stanley Investment Management Ltd	38.52	5.69
Barclays PLC	35.83	5.29
Legal & General Investment Management Limited	34.13	5.03
Vanguard Windsor II Fund	27.68	4.09
Franklin Resources Inc	21.89	3.23

(1)          Excluding treasury shares.

10.2                         With effect from 20 January 2007, the rules relating to the disclosure of interests in shares are contained in the Handbook and the Companies Act 2006 (these rules implement the EU Transparency Obligations Directive (No.2004/109/EC)). The major shareholding notification requirements are set out in the Disclosure and Transparency Rules within the Handbook. DTR5 requires shareholders (or those with rights to acquire shares) of the Company to simultaneously inform the Company and the FSA of changes in major holdings in the Company’s shares. The Company then has an obligation to disseminate this information to the wider market (by the end of the trading day following receipt of the information). This notification requirement will be triggered by direct or indirect shareholders of the Company if:

(a)                                   they have a notifiable interest in holdings of 3 per cent. or above of the Company’s total voting rights and capital in issue; and

(b)                                  their holdings change to reach, exceed or fall below every 1 per cent. above 3 per cent. of the Company’s total voting rights and capital in issue.

A “notifiable” interest includes direct interests (holdings of shares with voting rights attached); indirect interests (interests to acquire, dispose of, or to exercise voting rights on behalf of a third party and which may be able to control the manner in which voting rights are exercised (DTR5.2.1R)); and financial interests which give the holder the formal entitlement to acquire shares with voting rights attached. Holders need to combine any such interests in order to determine whether the relevant threshold, triggering a notification requirement, has been met.

A change in notifiable interest is determined by the percentage of voting rights. This percentage may change as a result of (i) acquiring or disposing of shares with voting rights attached, (ii) changes to any direct or indirect major holdings of financial instruments which give the holder a right to acquire shares with voting rights attached, or (iii) a change in the Company’s total voting rights. The percentage of voting rights is calculated on the basis of all shares in the same class to which voting rights are attached, even if the exercise of such rights is suspended (DTR5.8.7R).

To assist holders in calculating their percentage holdings, the Company is required, under DTR5.6.1, to disclose, at the end of each calendar month during which an increase or decrease has occurred, the total number of voting rights and capital for its ordinary shares, and the total number of voting rights for its treasury shares.

Under DTR5.5.1R, if the Company acquires or disposes of its own shares, it is required to make public the percentage of voting rights attributable to those shares where the acquisition or disposal reaches, exceeds or falls below 5 per cent. or 10 per cent. of the total voting rights. This notification must be made within four trading days after the transaction.

Where shareholders have combined holdings (for example of direct and indirect holdings under financial instruments) they are required to notify the Company and the FSA if there is a notifiable change in one or more categories of voting rights, even if their overall percentage level of voting rights remains the same. In addition, the holder of financial instruments is required to aggregate and, if necessary, notify all instruments relating to the Company to the FSA and to the Company. The Company may issue a Part 22 Notice whereby it requires a person that the Company knows, or has reasonable cause to believe is or was during the preceding three years, interested in the Company’s shares to confirm whether or not that is correct. If that person does or did hold an interest in the Company’s shares, the Company may request in the Part 22 Notice that the person provide certain information as set out in the Companies Act 2006.

Where a Part 22 Notice is served by the Company on a person who is or was interested in shares of the Company and that person fails to give the Company any information required by the notice within the time specified in the notice, the Company may apply to the court for an order directing that the shares in question be subject to restrictions. The restrictions are as follows: (i) the transfer of any of the shares in question is rendered void; (ii) no voting rights may be exercised in relation to such shares; (iii) no further shares may be issued in respect of such shares; and (iv) other than in a liquidation, no payment may be made, including dividends, in respect of such shares. Where the transfer restriction set out in (i) is imposed by the court, any agreement to transfer such shares would also be rendered void. In addition, a person who fails to fulfil the obligations described above is subject to criminal penalties in the United Kingdom. Under the Articles certain of the powers of imposing restrictions granted to courts may be imposed by the Board in certain circumstances.

The requirements for the disclosure by a person (and certain members of their families) of interests in shares or debentures of the companies of which they are directors and certain associated companies are contained in the Disclosure and Transparency Rules in the Handbook.

The Takeover Code also contains strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and to their respective associates during the course of an offer period.

10.3                         As at 6 May 2008, 32,139,949 of the Company’s ADRs evidencing 32,139,949 of the Company’s ADSs (representing 64,279,898 Shares) were held of record in the United States. These ADRs were held by 3,452 registered holders and collectively represented 9.49 per cent. of the total number of Shares outstanding (excluding those held in treasury). Imperial Tobacco believes that as at 31 March 2008, 25.05 per cent. of its Shares were beneficially owned by US holders in the form of ADSs or as Shares. Since some of these securities are held by brokers and other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

10.4                         Save as disclosed in this paragraph 10, the Directors are not aware of any notifiable interest (within the meaning of the Disclosure and Transparency Rules) which will represent 3 per cent. or more of the issued share capital of the Company following Completion.

10.5                         So far as the Company is aware, no person or persons, directly or indirectly, jointly or severally exercise or could exercise control over the Company.

10.6                         There are no differences between the voting rights enjoyed by the shareholders described in paragraph 10.1 above and those enjoyed by any other holder of shares in the Company.

10.7                         Other than as described below, the Company has not entered into any related party transactions with any member of the Group during the three years ended 30 September 2007 and the six months ended 31 March 2008.

The Company is a guarantor under the Senior Bank Debt Facility Agreement, the Letter of Credit Facility Agreement and the EMTN programme, which are described in paragraph 19 of this Part XIII.

The Company has provided guarantees for all of the liabilities of Imperial Tobacco Mullingar, John Player & Sons Limited and Millennium Tobacco for the purposes of the exemption referred to in Section 17(i)(b) of the Companies (Amendment) Act, 1986 of the Republic of Ireland. These guarantees allow the Group to take advantage of the provisions of the Irish Companies Act which provide that a Company is not required to file annual accounts provided it files its ultimate parent company’s accounts accompanied by a suitable guarantee.

11.                                Remuneration and benefits

11.1                         The following table sets out the remuneration and benefits in kind granted by Imperial Tobacco Group to the Directors for the last full financial year:

Emoluments by individual Director	Base Salary	Fees		Supervisory Board Fees	Bonus	Pension Salary Supple- ment	Benefits in kind(1)	Sub total	LTIP(2)	SMS incl CSMS(2)	Total 2007	Total 2006
	£’000	£’000		£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Executive Directors
G Davis, Chief Executive	835	—		—	802	—	22	1,659	1,055	780	3,494	2,700
R Dyrbus, Finance Director	530	—		—	509	186	22	1,247	671	496	2,414	1,797
G L Blashill, Sales and Marketing Director	390	—		—	281	—	16	687	182	237	1,106	876
A J Cooper(3), Corporate Development Director	96	—		—	69	6	4	175	—	6	181	—
D Cresswell(4), Manufacturing Director	380	—		—	274	—	17	671	479	285	1,435	945
F A Rogerson(5), Corporate Affairs Director	284	—		—	205	47	12	548	479	288	1,315	994
	2,515	—		—	2,140	239	93	4,987	2,866	2,092	9,945	7,312

Non-Executive Directors
I J G Napier, Chairman	—	245	(6)	—	—	—	—	245	—	—	245	85	(6)
A G L Alexander(7), Vice Chairman	—	75		—	—	—	3	78	—	—	78	78

Emoluments by individual Director	Base Salary	Fees	Supervisory Board Fees	Bonus	Pension Salary Supple- ment	Benefits in kind(1)	Sub total	LTIP(2)	SMS incl CSMS(2)	Total 2007	Total 2006
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

D C Bonham(8)	—	76	—	—	—	—	76	—	—	76	302
K M Burnett	—	50	—	—	—	—	50	—	—	50	21
C R Day(9)	—	23(6)	—	—	—	—	23	—	—	23	57(6)
S P Duffy(10)	—	—	—	—	—	—	—	—	—	—	20(6)
M H C Herlihy(3)	—	13	—	—	—	—	13	—	—	13	—
S Huismans(10)	—	—	—	—	—	—	—	—	—	—	24
P H Jungels	—	65(6)	—	—	—	—	65	—	—	65	50
C F Knott	—	50	—	—	—	—	50	—	—	50	21
S E Murray	—	50	—	—	—	—	50	—	—	50	50
D W Thursfield(11)	—	—	—	—	—	—	—	—	—	—	4
M D Williamson(3)	—	13	—	—	—	—	13	—	—	13	—
	—	660	—	—	—	3	663	—	—	663	712

Former Directors
B C Davidson(12)	—	—	—	—	—	—	—	—	—	—	1,392
S Huismans(10)	—	—	22	—	—	—	22	—	—	22	15
S T Painter(13)	—	103	22	—	—	—	125	—	—	125	128
F A Rogerson(5)	96	—	—	68	16	4	184	—	6	190	—
	96	103	44	68	16	4	331	—	6	337	1,535
	2,611	763	44	2,208	255	100	5,981	2,866	2,098	10,945	9,559

(1)      Benefits in kind principally include the provision of a company car and health insurance.

(2)      LTIP, SMS and CSMS represent the value of awards that vested and options that were exercised in the year.

(3)      Mrs A J Cooper and Messrs M H C Herlihy and M D Williamson were appointed to the Board on 1 July 2007.

(4)      Mr D Cresswell resigned from the Board on 31 December 2007.

(5)      Dr F A Rogerson resigned from the Board on 27 June 2007. He will complete a handover period and will be on compassionate leave until 27 June 2008, when his employment will terminate.

(6)      Includes payment in respect of chairmanship of Board committees at an annual rate of £10,000.

(7)      Mr A G L Alexander retired from the Board on 29 January 2008.

(8)      Mr D C Bonham retired from the Board on 2 January 2007.

(9)      Mr C R Day resigned from the Board on 16 February 2007.

(10)    Messrs S P Duffy and S Huismans retired from the Board on 31 January 2006. However, Mr S Huismans continues to receive fees in connection with his appointments to supervisory boards within the Reemtsma group.

(11)    Mr D W Thursfield resigned from the Board on 28 October 2005.

(12)    Mr B C Davidson resigned from the Board on 9 February 2005 and subsequently left the Company on 30 April 2005. Mr B C Davidson received payment in lieu of notice which was subject to his duty to mitigate.

(13)    Mr S T Painter retired from the Board on 31 May 2000 but receives fees on a consultancy basis and in connection with his appointments to Supervisory Boards within the Reemtsma group.

Note: no sums were paid to any Director by way of taxable expenses allowances.

11.2                         The following Executive Directors have service agreements with the Company, brief details of which are as follows:

The service agreements for Mr G Davis and Mr R Dyrbus were entered into at the time of the demerger of the Company from Hanson Group and the provisions dealing with compensation on termination following a change of control in their service agreements reflect this. The service agreements for the other Executive Directors reflect the Company’s established policy that Executive Directors have service agreements which are terminable on no more than one year’s notice and that there is no entitlement to the payment of a predetermined amount on termination of employment in any circumstances.

There are no liquidated damages provisions for compensation on termination within Executive Directors’ service agreements, save as set out in the table below. The Executive Directors’ service agreements do contain payment in lieu of notice provisions but these are at the Company’s sole discretion. The Group is unequivocally against rewards for failure and, save in the limited respects referred to in the paragraph above, the circumstances of the termination and an individual’s duty and opportunity to mitigate loss are taken into account in every case. The Group’s policy is to stop or reduce compensatory payments to former Directors to the extent that they receive remuneration from other employment during the compensation period and that any such payments should be paid monthly in arrears.

Executive Directors	Date of contract	Expiry date	Compensation on termination following a change of control

G Davis	21 August 1996	Terminable on 52 weeks’ notice	Payment of a liquidated sum calculated by reference to benefits receivable during the notice period
R Dyrbus	21 August 1996	Terminable on 52 weeks’ notice	Payment of a liquidated sum calculated by reference to benefits receivable during the notice period
G L Blashill	28 October 2005	Terminable on 52 weeks’ notice	No provisions
A J Cooper(1)	1 July 2007	Terminable on 52 weeks’ notice	No provisions

(1)      A J Cooper was appointed to the Board on 1 July 2007.

Under the rules of the Share Plans outstanding awards vest and options become exercisable for a limited period of time if a participant ceases to be in employment in certain circumstances, such as death, retirement, redundancy or on a change of control, on a time-related pro rata basis subject to satisfaction of the relevant performance criteria. If, however, a participant ceases to be in employment for a reason other than one of those specified in the Share Plan rules, any options or awards which the individual holds under the Share Plans will lapse.

11.3                         The Non-Executive Directors do not have service agreements with the Company. The terms of their appointments are reviewed annually. These terms were reviewed for all Non-Executive Directors and confirmed on 28 January 2008. The letters of appointment are available for viewing at the Company’s registered office during normal business hours. Under the terms of the Articles, all Directors stand for election at the first annual general meeting following appointment and are subject to triennial re-election by shareholders. There are no provisions regarding notice periods in their letters of appointment which state that the Non-Executive Director will only receive payment until the date their appointment ends and, therefore, no compensation is payable on termination. The letters of appointment detail the time commitment expected of each Non-Executive Director.

11.4                         The Company has the following remuneration arrangements with former executive directors:

F A Rogerson

Dr F A Rogerson resigned as a director on 27 June 2007 for personal and private reasons. Under his contract of employment, Dr Rogerson was required to give 12 months’ notice to terminate his employment. Dr Rogerson will complete a handover period and will be on compassionate leave until 27 June 2008, when his employment will terminate.

Dr Rogerson received a bonus in respect of the 2006/2007 bonus year, but he has been excluded from the 2007/2008 bonus scheme and will not receive any bonus payment in respect of that bonus year. It has also been agreed with Dr Rogerson that his pension supplement ceased to be paid on 31 December 2007 and that no pension supplement will be paid for the remainder of his notice period.

The Remuneration Committee has agreed that the awards granted to Dr Rogerson under the LTIP and the shares awarded to him/her under the SMS will vest, to the extent that the applicable performance conditions are satisfied, pro rata for the period up to 31 December 2007.

No compensation will be paid to Dr Rogerson in connection with the termination of his employment.

S T Painter

Following his retirement in May 2000, Mr S T Painter entered into a consultancy agreement with Imperial Tobacco Limited, the Group’s principal operating company. The agreement, as amended in October 2001 and May 2004, ran until March 2007. Under the terms of the agreement he provided consultancy services as required and received fees at a day rate of £1,000 with a minimum fee based on 100 days service for each 12 month period ending on 30 June, and 67 days for the period 1 July 2006 to 6 March 2007. Mr S T Painter is still providing consultancy services as required and receives fees at a day rate of £1,000. However, there is now no minimum fee. He is entitled to reimbursement for the use of his car.

Mr S T Painter is also a member of supervisory boards within Reemtsma and the Altadis Group for which he receives additional remuneration for fulfilling such non-executive roles.

M A Häussler

Mr M A Häussler is currently in receipt of a retirement pension that has been reduced because it has been taken before he reached his normal retirement age. His service agreement with the Group provided that he would receive similar overall pension benefits to those that he would have received had he remained in the Reemtsma Cigarettenfabriken GmbH pension arrangement. This was a pension for life equivalent to 42 per cent. of his fixed annual salary at age 63. For death in retirement, a spouse’s pension for life of 60 per cent. of that amount would be payable. Prior to 1 April 2007 the pension was made up of three parts: one part of the pension payable from the unfunded pension arrangement of Reemtsma Cigarettenfabriken GmbH, another part payable from the separately funded Imperial Tobacco Pension Fund and the difference, which was not separately pre-funded, was paid by the Company. To simplify the administration of the pension arrangements from 1 April 2007, the Company augmented that part of the pension paid to Mr M A Häussler from the Imperial Tobacco Pension Fund by the same amount that had been payable previously by the Company (£12,072.48 per annum) and terminated that part of the pension paid by the Company from that date. The pension payable under the Reemtsma arrangement and from the Imperial Tobacco Pension Fund may be increased annually in accordance with the rules of those arrangements, or as required by law.

11.5                         For the financial year ended 30 September 2007, the aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) granted to the Directors, and (where they did not hold office for the whole of the relevant period) their predecessors, by the Imperial Tobacco Group was £5,650,000. It is estimated that for the financial year ending 30 September 2008, under arrangements in force at the date of this Prospectus, the remuneration of the Directors will be approximately £5,721,000.

11.6                         There are no outstanding loans or guarantees granted or provided by any member of the Imperial Tobacco Group to, or for the benefit of, any of the Directors.

11.7                         Other than as described in paragraphs 11.1 to 11.4 above, no benefit, payment or compensation of any kind is payable to any Director upon termination of his/her or her employment with any member of the Group.

12.                                Employees

12.1                         The following table sets out the average number of persons employed by the Group for each of the financial years indicated, by location and business function:

	2005	2006	2007

United Kingdom	2,535	2,425	2,002
Germany	2,518	2,328	2,120
Rest of Western Europe	1,380	1,443	1,463
US	38	39	417
Rest of the World	8,439	8,251	8,219
	14,910	14,486	14,221
Selling	3,688	3,899	4,152
Marketing	428	452	409
Manufacturing	8,442	7,906	7,604
Administration	2,352	2,229	2,056
	14,910	14,486	14,221

12.2                         Following the acquisition of Altadis, the total number of employees in the Group materially increased. As at 31 March 2008 (being the last practicable date before posting this Prospectus), the total number of employees in the Group was 40,688.

13.                                Share Plans

13.1                         Imperial Tobacco operates the Share Plans, further details of which are set out below.

Imperial Tobacco has also established the Employee Benefit Trusts to acquire Shares and ADSs, by subscription or purchase, from funds provided by the Group, in order to satisfy options and awards granted under the Share Plans.

13.2                         The SMS

(a)                                   General

As at 30 April 2008 (being the latest practicable date prior to the publication of this Prospectus) participants under the SMS held 2,003,784 Lodged Shares and have been allocated 2,003,784 Additional Shares (see definitions below) under the SMS. The SMS is operated in a number of jurisdictions. In the case of Australia, Canada and the USA, certain amendments have been made to the SMS rules in order to comply with local laws. Except as otherwise mentioned, the SMS rules apply equally to all jurisdictions.

(b)                                   Eligibility and participation

Any member of the Group, with the consent of the Remuneration Committee, may invite any of its employees or directors to participate in the SMS by lodging Shares (“Lodged Shares”) in the SMS which they own or will acquire, up to the value of their gross annual bonus. Lodged Shares may either be purchased in the market or subscribed and held (i) in certificated form, in which case the share certificate is held by the Trustees (ii) by the Trustees, as bare nominees for participants, or (iii) by participants in a designated CREST account.

Provided that participants remain employees of the Group at the end of the applicable vesting period and any applicable performance criterion has been satisfied, they will receive matching free shares (“Additional Shares”) in respect of their Lodged Shares.

Additional Shares are allocated to participants at the start of the vesting period by reference to a ratio determined by the Remuneration Committee, having regard to participants’ length of service with the Group, their annual salary and the financial performance of the Group, not exceeding one Additional Share for every Lodged Share held (the “Additional Award”).

Additional Awards are non-transferable and Lodged Shares may not be transferred, assigned or charged without the Additional Award lapsing.

(c)                                   Additional Shares

A participant has no right or interest, whether legal or equitable, in any Additional Shares subject to his/her Additional Award and has no entitlement to any dividends paid by Imperial Tobacco on the Additional Shares, until the Additional Shares vest at the end of the vesting period, as determined by the Remuneration Committee at the date of grant of the Additional Award or on the earlier occurrence of a corporate event or the participant ceasing to be employed by the Group (see below). Subject to the above, Additional Shares acquired under the SMS shall rank pari passu in all respects with Shares then in issue.

(d)                                   Termination of employment

If a participant’s employment is terminated, before his/her Additional Shares have vested, as a result of:

(i)                                      death, ill-health, injury, disability or redundancy;

(ii)           the company by which the participant is employed or the business in which he/she works being sold outside the Group,

the participant (or his/her personal representative(s), as appropriate) will be entitled to receive that proportion of Additional Shares subject to his/her Additional Award as is equal to the proportion of time he/she remained in employment during the vesting period applicable to his/her Additional Shares.

If a participant ceases to be employed before his/her Additional Shares have vested for any reason not mentioned above, his/her Additional Award will lapse unless, within six months of such cessation, the Trustees determine otherwise, in which case the Trustees have discretion to determine the maximum number of Additional Shares the participant will receive, such number not to exceed the number of Additional Shares which would have been transferred to the participant had the Additional Shares vested on the normal vesting date.

(e)                                   Change in control and liquidation

Additional Shares may vest early in the event of a change in control, reconstruction, amalgamation, or voluntary winding up of Imperial Tobacco, in which case a participant will be entitled to receive that proportion of Additional Shares subject to his/her Additional Award as is equal to the proportion of the vesting period applicable to his/her Additional Shares that has elapsed at the date of the change in control, reconstruction, amalgamation or voluntary winding-up.

(f)                                     Performance criterion

Additional Awards granted to Executive Directors after 1 February 2005 are subject to the satisfaction of a performance criterion. For Additional Shares subject to such Additional Awards to vest, the average annual growth in Imperial Tobacco’s Real Annual EPS Growth over a three year period, as pre-determined by the Remuneration Committee on the date of grant of the Additional Award, must exceed 3 per cent. The application of the performance criterion to Additional Awards granted to Executive Directors is subject to the discretion of the Remuneration Committee.

There is no opportunity to re-test if the performance criterion is not achieved.

(g)                                  Limits on the use of Shares

The number of Shares acquired or that may be acquired under the SMS and the other Share Plans established by Imperial Tobacco must not exceed, on a particular date:

(i)            10 per cent. of the issued ordinary share capital of Imperial Tobacco within the 10 year period ending on that particular date; and

(ii)           5 per cent. of the issued ordinary share capital of Imperial Tobacco within the 5 year period ending on that particular date.

The number of Shares acquired or that may be acquired under the SMS and the LTIP must not exceed, on a particular date, 5 per cent. of the issued ordinary share capital of Imperial Tobacco within the 10 year period ending on that particular date.

(h)                                  Individual limits

The maximum number of Additional Shares which may be allocated to a participant cannot exceed the number of Lodged Shares held by or on behalf of that participant under the SMS, however, the number of Shares allocated may be adjusted in the limited circumstances described in paragraph (i) below.

(i)                                     Capitalisation

Where new Shares are allotted to the Trustees by way of capitalisation, the number and nominal value of Additional Shares may be adjusted, subject to written confirmation from Imperial Tobacco’s auditors that the adjustment is fair and reasonable.

In the case of a rights issue, the Trustees are obliged to sell such proportions of the nil paid rights which they are entitled to receive in relation to Additional Shares and use the proceeds to subscribe for the balance. Shares so acquired will be added pro rata to the Additional Shares held by the Trustees in respect of which the entitlement to the nil paid rights arose. In relation to Lodged Shares held by the Trustees, as bare nominees for participants, those participants may instruct the Trustees in respect of their Lodged Shares to (i) take up the nil paid rights in respect of those Lodged Shares, subject to providing the Trustees with necessary funds; (ii) sell their nil paid rights; or (iii) sell sufficient of their nil paid rights to enable the Trustees to take up the remainder on the participants’ behalf.

(j)                                     Administration and amendment

No amendment shall operate to affect adversely any rights already acquired by a participant and any proposed amendment which is to the advantage of participants will require the prior approval of Shareholders in general meeting.

No amendment may be made which would involve the Trustees in a new or additional obligation or liability without the prior agreement of the Trustees.

The Remuneration Committee may make any amendment which it considers necessary or desirable to render the SMS capable of approval by HMRC or any other governmental or other regulatory body pursuant to future or present UK legislation or to take account of any other overseas taxation, legal, regulatory or other rules, laws, guidelines or regulations.

The Remuneration Committee may make minor amendments to benefit the administration of the SMS to obtain or maintain favourable tax, exchange control or regulatory treatment for any member of the Group or any participants provided such amendment does not affect the basic principles of the SMS.

(k)                                 Termination

The SMS will terminate on 1 February 2015 or by earlier resolution of the Remuneration Committee, but the rights of existing participants will not thereby be affected.

(l)                                     Supplementary Australian provisions

Australian employees who wish to participate in the SMS must hold Lodged Shares either by delivering share certificates in respect of Shares which they own to the Trustees or by opening a CREST account to hold Shares. Additional Shares allocated to Australian participants are characterised as options. An Australian participant’s option (i.e. his/her allocation of Additional Shares) will lapse unless he/she continues to hold, in a manner described above, the Lodged Shares in respect of which the option was granted for the duration of the applicable vesting period.

(m)                               Supplementary Canadian provisions

Instead of being allocated Additional Shares in respect of their Lodged Shares, Canadian participants are given a right to receive a cash sum, to be calculated by reference to the value of their Lodged Shares at the applicable vesting date. A Canadian participant’s right to receive a cash sum is subject to them continuing to hold their Lodged Shares, as detailed in (i) to (iii) of paragraph (b) above, until the vesting date. In order to avoid Canadian salary deferral arrangement rules (and consequent tax charges) cash sums are paid to Canadian participants by 31 December in the calendar year in which the vesting date falls.

(n)                                  Supplementary United States provisions

Instead of lodging Shares under the SMS, United States employees who wish to participate in the SMS must lodge ADSs in the SMS (“Lodged ADSs”). Lodged ADSs may either be held (i) by United States participants in a designated CREST account or (ii) by the Trustees (as appropriate), as bare nominees for the United States participants. United States participants will receive matching free ADSs in respect of their Lodged ADSs, subject to the generic SMS rules described in paragraphs (a) to (k) above.

13.3        The BMP

(a)            General

The BMP is a cash-based plan under which participants are allocated a number of notional Shares (“Notional Lodged Shares”) calculated by reference to monies which they are required to deposit in a bank account held with the Trustees or otherwise as the Remuneration Committee directs.

Participants are allocated notional Shares (“Notional Additional Shares”) in respect of their Notional Lodged Shares by reference to a ratio determined by the Remuneration Committee, having regard to participants’ length of service with the Group, their annual salary and the financial performance of the Group, not exceeding one Notional Additional Share for every Notional Lodged Share allocated to participants under the BMP.

(b)            Eligibility and participation

The Remuneration Committee may invite any employees (other than directors) of any member of the Group to participate in the BMP. Provided that any applicable performance criterion has been satisfied, and participants have not withdrawn the monies they are required to deposit to participate in the BMP and remain employees of the Group, nor given or received notice of termination of their employment at the applicable vesting date, their Notional Lodged Shares and Notional Additional Shares will vest.

(c)            Entitlement to cash bonus

If a participant’s Notional Lodged Shares and Notional Additional Shares vest at the end of the applicable vesting period, the participant will receive:

(i)             an amount equal to the market value of the Shares subject to their allocation of Notional Lodged Shares less the monies which they were required to deposit to participate in the BMP; and

(ii)            an amount calculated by reference to the value of the Notional Additional Shares.

(d)            Termination of employment

If a participant’s employment is terminated, before his/her Notional Lodged Shares and Notional Additional Shares have vested, as a result of:

(i)             death, ill-health, injury, disability or redundancy;

(ii)            the company by which the participant is employed or the business in which he/she works being sold outside the Group,

the participant (or his/her personal representative(s), as appropriate) will be entitled to receive, in respect of his/her allocation of Notional Lodged Shares, an amount as described in paragraph 13(c) above, and in respect of his/her allocation of Notional Additional Shares, an amount calculated by reference to the value of the Shares subject to that allocation and the proportion of time he/she remained in employment during the applicable vesting period.

If a participant ceases to be employed before his/her Notional Lodged Shares and Notional Additional Shares have vested for any reason not mentioned above, his/her allocation of Notional Additional Shares will lapse unless, within six months of such cessation, the Remuneration Committee determines otherwise, in which case the Remuneration Committee will have discretion to determine the amount the participant will receive in respect of such allocation. The participant will also be entitled to receive an amount in respect of his/her allocation of Notional Lodged Shares as described in paragraph (c) above.

(e)            Change in control and liquidation

Notional Lodged Shares and Notional Additional Shares may vest early in the event of a change in control, reconstruction or amalgamation, or voluntary winding-up of Imperial Tobacco, in which case participants will be entitled to receive, in respect of their allocation of Notional Lodged Shares, an amount as described in paragraph (c) above. Participants will also receive an amount in respect of their allocation of Notional Additional Shares, calculated by reference to the value of the Shares subject to that allocation and the proportion of the applicable vesting period that had elapsed at the date of the change in control, reconstruction, amalgamation or voluntary winding-up.

(f)            Capitalisation

If there is a capital reorganisation of Imperial Tobacco including a capitalisation issue, rights issue or rights offer, consolidation or sub-division or any other variation of share capital, or special dividend, reconstruction or demerger, Notional Lodged Shares and/or Notional Additional Shares may be adjusted, subject to written confirmation from Imperial Tobacco’s Auditors that, in their opinion, the adjustment is fair and reasonable.

(g)           Amendment

The Remuneration Committee may make any amendment which is considers necessary or desirable to render the BMP capable of approval by any governmental or other regulatory body or pursuant to future or present UK legislation or to take account of any taxation, legal, regulatory or other rules, laws, guidelines or regulations. No amendment may be made which would adversely affect rights already acquired by participants under the BMP.

(h)           Termination

The BMP may be terminated at any time by the Remuneration Committee and in any event will terminate on 1 February 2015.

13.4        The LTIP

(a)            General

As at 30 April 2008 (being the latest practicable date prior to the publication of this Prospectus), awards over 906,775 Shares (including awards over ADSs) were outstanding under the LTIP.

The LTIP is operated in a number of jurisdictions. In the case of Australia, Belgium, France, the Republic of Ireland and the Netherlands, certain amendments have been made to the LTIP rules to comply with local laws. Except as otherwise mentioned, the LTIP rules apply equally to all jurisdictions.

(b)            Eligibility

All employees (including Directors) of the Group who are required to devote substantially the whole of their working time to their duties will be eligible to participate in the LTIP, at the discretion of the Remuneration Committee. In practice, the Remuneration Committee tends to limit the application of the LTIP to Executive Directors and other members of senior management.

(c)            Awards of Shares

Employees (and Directors) who are selected to participate in the LTIP will be granted conditional awards over Shares (“Awards”). The number of Shares to which a participant would be entitled on the vesting of his/her Award will be determined according to Imperial Tobacco’s performance over a pre-determined performance period (typically three years) and with regard to individual limits (see below). The Remuneration Committee has discretion to vary the terms of an Award subsequent to its grant in order to ensure the terms operate fairly and in accordance with the spirit of the LTIP. Any amendment to the performance criteria applicable to an Award cannot be any easier or more difficult to satisfy than the original performance criteria.

Awards are personal to the participant and may not be transferred, assigned or charged.

(d)            Limits on the use of Shares

The number of Shares acquired or that may be acquired under the LTIP, and the other Share Plans must not exceed on a particular date:

(i)            10 per cent. of the issued ordinary share capital of Imperial Tobacco within the 10 year period ending on that particular date; and

(ii)           5 per cent. of the issued ordinary share capital of Imperial Tobacco within the 5 year period ending on that particular date.

The number of Shares acquired or that may be acquired under the LTIP and the SMS must not exceed, on a particular date, 5 per cent. of the issued ordinary share capital of Imperial Tobacco within the 10 year period ending on that particular date.

(e)            Individual limits

No Award may be made to a participant in respect of Shares with a market value greater than specified limits, amended by the Remuneration Committee from time to time. The current limits, based on a percentage of a participant’s base salary, are 200 per cent. in the case of the chief executive, 150 per cent. in the case of the finance director, and 100 per cent. in the case of other members of the Board, the Chief Executive’s Committee or senior management. Awards may only be granted to participants in excess of these limits in exceptional circumstances, subject to the approval of the Remuneration Committee.

(f)            Performance criteria

Awards made under the LTIP will only vest if the performance criteria determined by the Remuneration Committee are satisfied.

There is no opportunity to re-test if any of the performance criteria are not achieved.

The Remuneration Committee has absolute discretion to vary, but not increase, the extent to which Awards vest to ensure they only vest, and at an appropriate level, if there has been an improvement in the underlying financial performance of Imperial Tobacco, including the maintenance of long-term return on capital employed.

The performance criteria, which will be measured over a pre-determined performance period, for Awards granted since November 2005, are split into three elements as follows:

First element

Fifty per cent. of the Award with a performance criterion based on average growth in adjusted EPS based on an agreed protocol, after adjusting for inflation over the period of the Award. At the Remuneration Committee’s request, Imperial Tobacco’s Auditors performed agreed-upon procedures on the calculations. 12.5 per cent. of this element (i.e. 6.25 per cent. of the total Award) vests if average annual EPS growth, after adjusting for UK inflation (“Real Annual EPS Growth”), equals three per cent. and 100 per cent. of this element (i.e. 50 per cent. of the total Award) vests if Real Annual EPS Growth equals or exceeds 10 per cent. Between these thresholds this element vests on a straight-line basis.

Second element

Twenty five per cent. of the Award with a performance criterion based on a TSR relative to the FTSE 100 Index as described below.

The performance criterion for this element is based on a sliding scale depending on TSR achieved over the relevant period. No vesting of this element occurs unless the Company’s TSR ranks it in the top 50 of the companies constituting the FTSE 100 Index. At this performance threshold 30 per cent. of this element (i.e. 7.5 per cent. of the total Award) vests. If the TSR ranks Imperial Tobacco in the top 25 of the FTSE 100 Index, this element (i.e. 25 per cent. of the total Award) vests in full. Between these thresholds this element vests on a straight-line basis.

Third element

Twenty five per cent. of the Award with a performance criterion based on a TSR relative to a bespoke comparator group as described below.

The performance criterion for this element is also based on a sliding scale depending on TSR achieved over the relevant period. No vesting of this element occurs unless Imperial Tobacco’s TSR exceeds that of the bottom six companies constituting the comparator group comprising 12 tobacco and alcohol companies as detailed below. At this performance threshold, 30 per cent. of this element (i.e. 7.5 per cent. of the total Award) vests. If TSR ranks Imperial Tobacco in the top three of the comparator group, this element (i.e. 25 per cent. of the total Award) vests in full. Between these thresholds this element vests on a straight-line basis.

Altria Group Inc

Heineken N.V.

Pernod Ricard SA

British American Tobacco PLC

Imperial Tobacco Group PLC

Reynolds American Inc

Carlsberg A/S

Interbrew SA

SABMiller PLC

Diageo PLC

Japan Tobacco Inc

Scottish & Newcastle PLC

If one of the comparator group companies is acquired prior to the granting of an Award a suitable replacement will be made. For any corporate actions affecting a comparator group company during an Award period the intention would be to mirror the actions of a passive investor, e.g. for an equity bid the new shares offered in exchange for the original company would be held for the remainder of the Award period.

The TSR calculations use share prices averaged over a period of three months to determine the initial and closing prices rather than those ruling on a single day. It is assumed that the cash flow of dividend payments is recognised on the date the shares are declared ex dividend. This method is considered to give a fairer and less volatile result as improved performance has to be sustained for several weeks before it effectively impacts on the TSR calculations. All share prices and dividend flows are converted to sterling on the applicable date to ensure that the calculations reflect the TSR achievable by a UK-based investor.

The TSR calculations themselves are performed independently by Alithos Limited.

Each element operates independently and is capable of vesting regardless of Imperial Tobacco’s performance in respect of the other elements.

(g)           Termination of employment — Awards

If a participant ceases to be employed within the Group, before the expiry of the performance period applicable to his/her Award, by reason of:

(i)             death, injury, ill-health, disability, redundancy;

(ii)            the company or business in which he/she is employed ceasing to be under the control of Imperial Tobacco or part of the Group;

(iii)           or any other reason, at the discretion of the Remuneration Committee,

the performance period applicable to his/her Award will be deemed to have ended at the date on which he/she ceases employment and, subject to the performance criteria having been met, the number of Shares in respect of which his/her Award will vest will be reduced proportionately to reflect his/her time in employment during the shortened performance period.

In the case of redundancy, the Remuneration Committee retains a discretion as to whether or not any part of a participant’s Award should vest.

(h)           Change in control — Awards

In the event of a change in control, reconstruction or amalgamation of Imperial Tobacco, or an offer or scheme of reconstruction which results in Imperial Tobacco’s Shares ceasing to be listed on the London Stock Exchange, a participant’s Award will vest, subject to performance criteria having been met, over the number of Shares subject to his/her Award, reduced proportionately to reflect the proportion of the performance period that has elapsed, in the case of a change in control, reconstruction or amalgamation, on the date the change in control takes effect, or in the case of an offer or scheme of reconstruction which results in Shares ceasing to be listed on the London Stock Exchange, the date participants are notified of the offer or scheme of reconstruction.

(i)            Options

On the vesting of Awards, participants are granted options over the number of Shares in respect of which their Awards vest. Options may be exercised in whole or in part, subject to the payment of a nominal exercise price, at any time following the date of grant until the seventh anniversary of the date of grant.

Shares issued or transferred to participants following the exercise of their options will rank pari passu with the Shares then in issue provided they will not rank for any dividend or any other distribution paid in respect of a record date falling before the exercise date.

(j)            Change in control — options

Options may be exercised for the period of six months following a change in control of Imperial Tobacco or in the event of Shares ceasing to be listed on the London Stock Exchange, and will lapse, if unexercised, on the expiry of such period. Options may be exercised for a period of three months following a reconstruction or amalgamation of Imperial Tobacco, and will lapse, if unexercised, on the expiry of such period. If a person becomes bound or entitled to give notice to acquire Shares under sections 974 to 989 of the Companies Act 2006, options will be exercisable during the period that person remains so bound or entitled, and will lapse, if unexercised, on the expiry of this period.

(k)           Capitalisation

If there is a capital reorganisation of Imperial Tobacco, including a capitalisation issue, rights issue or rights offer, consolidation or sub-division or any other variation of Share capital, or special dividend, reconstruction or demerger, Awards and options will be adjusted, subject to written confirmation from Imperial Tobacco’s auditors that, in their opinion, the adjustment is fair and reasonable.

(l)            Amendment

The LTIP rules may be amended by the Remuneration Committee provided that:

(i)             no amendment may be made to the advantage of participants without the prior approval of Imperial Tobacco’s shareholders in a general meeting, unless the amendments are minor and for the benefit of the administration of the LTIP, to take account of a change in legislation, or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any member of the Group;

(ii)            no amendment may be made which would adversely affect rights already acquired by participants under the LTIP; and

(iii)           no amendment may be made which would involve the Trustees in a new or additional obligation or liability without the prior agreement of such Trustees.

The Remuneration Committee may also amend the LTIP in order to comply with, take advantage of, or otherwise in connection with any taxation, legal, regulatory or other rule, law, guideline, regulation or other provision of or prevailing in any jurisdiction in which the LTIP is intended to be operated.

(m)          Termination

The LTIP may be terminated at any time by the Remuneration Committee and in any event shall terminate on 1 February 2015.

(n)           Supplementary Irish provisions

Options granted to Irish participants may only be exercised up to the fourth anniversary of their date of grant as compared with options granted under the generic LTIP rules which may be exercised up to the seventh anniversary of their date of grant.

(o)            Supplementary Australian provisions

Instead of being granted Awards followed by options on the vesting of Awards, Australian participants are granted options at the outset which, subject to the satisfaction of performance criteria, are exercisable between three and 10 years after grant, subject to the payment of a nominal exercise price.

(p)            Supplementary Belgian, Dutch and French provisions

Instead of being granted options on the vesting of conditional awards, Belgian, Dutch and French participants will automatically have transferred to them, at the end of the applicable performance period, such number of Shares over which their Awards vest.

13.5        The Sharesave

(a)            General

As at 30 April 2008 (being the latest practicable date prior to the publication of this Prospectus), options over 1,664,910 Shares were outstanding under the Sharesave.

The Sharesave is an international plan, the rules of which include a number of appendices which modify the operation of the Sharesave in certain jurisdictions, including the UK sub-plan (which qualifies for HMRC approval under Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003) and the Irish sub-plan (which qualifies for Irish Revenue approval under Chapter 3, Part 17, and Schedule 12A of the Taxes Consolidation Act 1997). Except as otherwise mentioned, the rules of the Sharesave apply equally to all jurisdictions in which the plan is operated.

(b)            Eligible employees

All employees of Imperial Tobacco (and any member of the Group which participates in the Sharesave and, in the case of a Director only, who works for at least 25 hours per week), and who have been in continuous service for a period as determined by the Remuneration Committee (which qualifying service period cannot exceed five years) are eligible to participate in the Sharesave. The Remuneration Committee has discretion to include other employees.

(c)            Options

Options entitle the holder to acquire the whole number of Shares obtained by dividing the amount repayable to a participant under his/her savings contract on its expected completion date (known as the bonus date) by the exercise price.

Shares to be acquired pursuant to the exercise of an option will be allotted or transferred, as applicable, not later than 45 days (or 30 days in the case of the UK sub-plan) after the exercise of the option and will rank pari passu with the Shares then in issue on the date of exercise provided that they will not rank for any dividend or any other distribution paid in respect of a record date falling before the exercise date.

The exercise price of an option will be determined by the Remuneration Committee and will be not less than the higher of (i) 80 per cent. of the market value of a Share for the dealing day immediately prior to the date of invitation to apply for the option; and (ii) in the case of an option to subscribe for Shares, the nominal value of a Share at that time.

In the United States, the price payable on the exercise of an option over ADSs will be determined by the Remuneration Committee and will be not less than the higher of (i) 80 per cent. of the closing price per ADS as derived from the New York Stock Exchange Consolidated Tape on the trading day immediately preceding the invitation date; and (ii) in the case of an option to subscribe for ADSs, the nominal value of Shares represented by ADSs.

In France, the price payable on the exercise of an option will be determined by the Remuneration Committee and will be not less than the higher of (i) 80 per cent. of the average market value per Share for the 20 dealing days immediately prior to the date of grant of the option; and (ii) in the case of an option to subscribe for Shares, the nominal value of a Share.

Options are personal to the participant and may not be transferred.

Options may normally only be exercised during the period of six months starting on the bonus date of the related savings contract and will lapse, if unexercised, on the expiry of that six month period. If an option is exercised in part, it will lapse in respect of the balance.

(d)            Savings contracts

Employees who participate in the Sharesave are required to enter into a savings contract under which they make monthly contributions of between £5 and £250 (or their local currency equivalents).

If Participants in the UK and Irish sub-plans make the specified number of monthly contributions they will receive a tax-free bonus equal to a percentage of a monthly contribution. Participants in other jurisdictions receive interest on their savings which may be taxable as income dependent on local legislation.

Options will normally be granted with a duration of three or five years. The duration of an option is determined at the date of grant.

(e)            Limitations

The total number of Shares acquired or that may be acquired under the Sharesave and the other Share Plans must not exceed, on a particular date:

(i)	10 per cent. of the issued ordinary share capital of Imperial Tobacco within the 10 year period ending on that particular date; and

(ii)	5 per cent. of the issued ordinary share capital of Imperial Tobacco within the five year period ending on that particular date.

(f)            Capitalisation

In the event of a capitalisation, rights issue, sub-division or reduction of capital or any other variation of Imperial Tobacco’s share capital and, except in the case of the UK and Irish sub-plans, on Imperial Tobacco paying a capital dividend, or the demerger of any company within, or business owned by, the Group, or in any circumstances similarly affecting options, the Remuneration Committee may adjust the number of Shares subject to options and option exercise prices. Any such adjustment will be subject to the written confirmation of Imperial Tobacco’s auditors that the adjustment is, in their opinion, fair and reasonable and, in the case of the UK and Irish sub-plans, the prior approval of HMRC and the Irish Revenue.

(g)           Termination of employment

If a participant ceases to be employed within the Group by reason of:

(i)	injury, disability or redundancy;

(ii)

his/her employment either being in a company which ceases to be under the control of Imperial Tobacco or relating to a business or part of a business which is transferred to a person who or which is not under the control of Imperial Tobacco nor any other member of the Group which participates in the Sharesave;

(iii)	retirement, which, in the case of the UK sub-plan, shall be either on reaching the age of contractual retirement or the age of 60; or

(iv)	anything not mentioned in (i) to (iii) above at any time after the third anniversary of the date of grant of his/her option, but before the bonus date applicable to the related savings contract,

his/her option will be exercisable for the period of six months following the cessation of his/her employment and will lapse, if unexercised, on the expiry of such period.

If a participant continues to be employed after he/she reaches the age of 60, his/her option will become exercisable for the period of six months from reaching the age of 60 or, if earlier, for the period of six months from the bonus date and will lapse, if unexercised, on the expiry of such period.

If a participant dies, his/her personal representative(s) may exercise his/her option at any time during the period of 12 months following his/her death, or, if earlier, the period of 12 months following the bonus date applicable to the related savings contract. The option will lapse if it is unexercised on the expiry of such period.

For these purposes, a participant is not treated as ceasing to be an employee within the Group while he/she remains employed (even if it is on a part-time basis) by a company which is either an associated company of Imperial Tobacco or a company under the control of Imperial Tobacco.

(h)           Change in control

Options may be exercised for the period of six months from a change in control, a reconstruction or an amalgamation of Imperial Tobacco, or, if earlier for the period of six months from the bonus date applicable to the related savings contracts, and will lapse, if unexercised, on the expiry of such period.

If a person becomes bound or entitled to give notice to acquire Shares under sections 974 to 989 of the Companies Act 2006, participants will be able to exercise their options at any time during the period that person remains so bound or entitled or, if earlier, for the period of six months from the bonus date applicable to the related savings contracts. Participants can also exercise their options for the period of six months from a voluntary winding-up of Imperial Tobacco. If options remain unexercised on the expiry of the applicable exercise period, they will lapse.

In the event of a change in control, a reconstruction or an amalgamation of Imperial Tobacco or if a person becomes bound or entitled to give notice to acquire Shares under sections 974 to 989 of the Companies Act 2006, participants may exchange their options in return for equivalent options over shares in the acquiring company, or a company associated with the acquiring company.

(i)            Amendments

The Sharesave rules may be amended by the Remuneration Committee provided that:

(i)

no amendment may be made to the advantage of participants without the prior approval of Imperial Tobacco’s shareholders unless the amendments are minor and are for the benefit of the administration of the Sharesave or are designed to obtain and maintain favourable tax, exchange control or regulatory treatment for participants or for any member of the Group;

(ii)

no amendment may be made which would alter to the disadvantage of a participant any rights already acquired by him/her under the Sharesave, without the prior consent of the majority of the affected participants;

(iii)	no amendment may be made to options to purchase Shares granted under the UK and Irish sub-plans without the prior consent of the Trustees (as appropriate); and

(iv)

no amendment may be made to a “key feature” as defined in paragraph 42(2B) of Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003, of the UK sub-plan or to the rules of the Irish sub-plan without the prior approval of HMRC or the Irish Revenue (as appropriate). The Remuneration Committee may also amend the UK and Irish sub-plans in order to obtain or maintain approval of HMRC and the Irish Revenue respectively for those sub-plans, or to comply with any legislation for the time being in force provided such amendment is approved by HMRC and/or the Irish Revenue (as appropriate).

(j)                                     Termination

The Sharesave may be terminated at any time by the Remuneration Committee or by Imperial Tobacco in a general meeting, but in any event shall terminate on the tenth anniversary of the adoption date. The rights of existing participants will not be affected as a result of any such termination. In order to benefit from the relevant tax and social security regime in France, authority under the French appendix is limited to 38 months. The approval of Imperial Tobacco’s shareholders to grant options under the French appendix was renewed on 29 January 2008.

(k)                                 “Phantom” options

Under the terms of the international plan, instead of being granted an option to acquire Shares, phantom or notional options may be granted which on exercise give participants an entitlement to a cash sum equal to the difference between the market value of a Share on the date of exercise and the notional exercise price, multiplied by the number of Shares over which such options may be exercised. Participants will still be required to enter into savings contracts in respect of their phantom or notional options (see paragraph (d) above).

13.6                         The Employee Benefit Trusts

(a)                                   General

Imperial Tobacco established the Employee Benefit Trusts to facilitate and encourage the ownership of Shares by or for the benefit of employees within the Group. This is achieved by the Trustees acquiring Shares by subscription or purchase and distributing such Shares in accordance with one or more of the Share Plans.

Beneficiaries under the 2001 Trust comprise employees and ex-employees of Imperial Tobacco or any member of the Group (excluding Directors and persons discharging managerial responsibility for Imperial Tobacco) who are, or were, so employed (as appropriate) on or after 1 October 1996, and the spouses and dependants of such employees and ex-employees.

Beneficiaries under the Executive Trust comprise employees, including Directors, of Imperial Tobacco or any member of the Group, ex-employees and ex-Directors and the spouses and dependants of such employees, ex-employees, Directors or ex-Directors.

(b)                                   Duration

The duration of the Executive Trust, in accordance with trust law principles, is 80 years and shall end no later that 30 September 2076. The 2001 Trust, in accordance with trust law principles, shall also end no later than 30 September 2076.

(c)                                   Amendment

The Trusts may be amended by Imperial Tobacco and the Trustees (as appropriate), provided that no amendment shall have the effect of causing either of the Trusts to cease to be an employees’ share plan within the meaning of section 743 of the Companies Act 1985, or an employee trust within the meaning of section 86 of the Inheritance Tax Act 1984.

(d)                                   Administration

The Trustees are not UK-resident for tax purposes. The general operation of the Trusts is monitored by the Remuneration Committee which is comprised solely of non-executive Directors of Imperial Tobacco.

14.                                Pension benefits

Information on arrangements to provide pension, retirement or similar benefits are set out on pages 98 to 101 of the 2007 Annual Report and section 11 of the 2008 Interim Announcement which are incorporated by reference into this Prospectus.

15.                                Significant subsidiary and associated undertakings

15.1                         The Company is the principal holding company of the Imperial Tobacco Group.

15.2                         The significant subsidiary undertakings and associated undertakings of the Company (all of which, directly or indirectly, are wholly owned by the Company and the issued shares of which are fully paid unless otherwise stated below) are set out below. Unless otherwise stated, all the companies listed below are unlisted. All the companies listed below were held throughout the financial year 2007 except for: (a) Commonwealth Brands Inc., which was acquired on 2 April 2007; (b) Imperial Tobacco Overseas Holdings (3) Limited, which was incorporated on 6 March 2007; and (c) Altadis, SEITA, Altadis Distribution France, S.A.S., Altadis Maroc, S.A., Altadis Financial Services, S.N.C., Logista, Logista Italia, S.p.A., Habanos and Altadis Holdings USA, Inc., which are subsidiaries of Altadis and were therefore acquired by the acquisition on Altadis, which completed on 25 January 2008.

Name and registered office	Country of incorporation/residence	Principal activity (% of ownership interest if not 100%)

Imperial Tobacco Limited	United Kingdom	Manufacture, marketing and sale of tobacco products in the UK

Imperial Tobacco Finance PLC	United Kingdom	Finance company

Imperial Tobacco Holdings (2007) Limited	United Kingdom	Holding investments in subsidiary companies

Imperial Tobacco International Limited	United Kingdom	Export and marketing of tobacco products

Imperial Tobacco Overseas Holdings (3) Limited	United Kingdom	Holding investments in subsidiary companies

Name and registered office	Country of incorporation/residence	Principal activity (% of ownership interest if not 100%)

Sinclair Collis Limited	United Kingdom	Cigarette vending in the UK

Commonwealth Brands Inc.	United States	Manufacture, marketing and sale of tobacco products in the United States

Dunkerquoise des Blends S.A.	France	Tobacco processing in France

Ets. L. Lacroix Fils N.V.	Belgium	Manufacture, marketing and sale of tobacco products in Belgium

Imperial Tobacco Norway A.S.	Norway	Marketing and sale of tobacco products in Norway

Imperial Tobacco (Asia) Pte. Ltd.	Singapore	Marketing and sale of tobacco products in South East Asia

Imperial Tobacco Australia Limited	Australia	Marketing and sale of tobacco products in Australia

Imperial Tobacco CR s.r.o.	Czech Republic	Marketing and sale of tobacco products in the Czech Republic

Imperial Tobacco France S.A.S.	France	Marketing of tobacco products in France

Imperial Tobacco Hellas S.A.	Greece	Marketing and sale of tobacco products in Greece

Imperial Tobacco Italy Srl	Italy	Marketing of tobacco products in Italy

Imperial Tobacco Magyarorszäg Dohänyforgalmazö Kft	Hungary	Marketing and sale of tobacco products in Hungary

Imperial Tobacco Mullingar	Republic of Ireland	Manufacture of fine cut tobacco in the Republic of Ireland

Imperial Tobacco New Zealand Limited	New Zealand	Manufacture, marketing and sale of tobacco products in New Zealand

Imperial Tobacco Overseas B.V.	The Netherlands	Finance company

Imperial Tobacco Sigara ve Tutunculuck Sanayi ve Ticaret A.S.	Turkey	Marketing and sale of tobacco products in Turkey

Imperial Tobacco Slovakia A.S.	Slovak Republic	Manufacture, marketing and sale of tobacco products in the Slovak Republic

Imperial Tobacco Tutun Urunleri Satis ve Pazarlama A.S.	Turkey	Manufacture of tobacco products in Turkey

Imperial Tobacco Ukraine	Ukraine	Marketing and sale of tobacco products in Ukraine

John Player & Sons Limited	Republic of Ireland	Marketing and sale of tobacco products in the Republic of Ireland

John Player S.A.	Spain	Marketing and sale of tobacco products in Spain

Reemtsma Cigarettenfabriken GmbH	Germany	Manufacture, marketing and sale of tobacco products in Germany and export of tobacco products

Name and registered office	Country of incorporation/residence	Principal activity (% of ownership interest if not 100%)

Reemtsma International Asia Services Limited	China	Marketing of tobacco products in China

OOO Reemtsma Volga Tabakfabrik	Russia	Manufacture of tobacco products in Russia

Imperial Tobacco Sales & Marketing LLC	Russia	Marketing and sale of tobacco products in Russia

Tobaccor S.A.S	France	Holding investments in subsidiary companies

Van Nelle Canada Limited	Canada	Manufacture of tubes and sale of tobacco products in Canada

Van Nelle Tabak Nederland B.V.	The Netherlands	Manufacture, marketing and sale of tobacco products in The Netherlands

Imperial Tobacco Polska S.A.	Poland	Manufacture, marketing and sale of tobacco products in Poland (99.9% owned)

Imperial Tobacco Production Ukraine	Ukraine	Manufacture of cigarettes in Ukraine (99.8% owned)

Reemtsma Kyrgyzstan OJSC	Kyrgyzstan	Manufacture, marketing and sale of tobacco products in Kyrgyzstan (98.6% owned)

Skruf Snus AB	Sweden	Manufacture, marketing and sale of tobacco products in Sweden (43.1% owned)

Société Ivoirienne des Tabacs S.A.(1)	Ivory Coast	Manufacture, marketing and sale of tobacco products in the Ivory Coast (74.1% owned)

Tobačna Ljubljana d.o.o.(2)	Slovenia	Marketing and sale of tobacco products in Slovenia (99% owned)

Tutunski Kombinat AD	Macedonia	Manufacture, marketing and sale of tobacco products in Macedonia (99.1% owned)

Altadis S.A.	Spain	Manufacture, marketing and sale of tobacco products in Spain

Société Nationale d’Exploitation Industrielle des Tabacs et des Allumettes S.A.	France	Manufacture, marketing, sale and distribution of tobacco products in France

Altadis Distribution France, S.A.S.	France	Distribution of tobacco products in France

Altadis Maroc, S.A.	Morocco	Manufacture, marketing, sale and distribution of tobacco products in Morocco

Altadis Financial Services, S.N.C.	France	Finance company

Compañía de Distribución Integral Logista, S.A.(3)	Spain	Distribution of tobacco products and related services (96.92% owned)

Logista Italia, S.p.A.	Italy	Distribution of tobacco products in Italy (96.92% owned)

Name and registered office	Country of incorporation/residence	Principal activity (% of ownership interest if not 100%)

Corporación Habanos, S.A.	Cuba	Sale and distribution of cigars (50% owned)

Altadis Holdings USA, Inc.	USA	Holding company

In addition the Group also wholly owns the following partnership:

Name and country	Principal activity

Imperial Tobacco (EFKA) GmbH & Co. KG, Germany	Manufacture of tubes in Germany

(1)	Listed on the Stock Exchange of the Ivory Coast.

(2)

The percentage of issued share capital held by immediate parent and the effective voting rights of the Group are the same, with the exception of Tobačna Ljubljana d.o.o. Tobačna Ljubljana d.o.o. is 76.5 per cent. owned by Imperial Tobacco Overseas Holdings Limited and 23.5 per cent. owned by Tabacna dd. Tobačna Ljubljana d.o.o. owns 98.2 per cent. of Tabacna dd and the remaining 1.8 per cent. of Tabacna dd is owned by its employees. Consequently, Tobačna Ljubljana d.o.o. is 99 per cent. owned by the Group.

(3)	Listed on the Stock Exchanges of Madrid, Barcelona, Valencia and Bilbao and traded in Spain through the Spanish Stock Markets Interconnection System.

With the exception of Imperial Tobacco Holdings (2007) Limited, which is wholly owned by the Company, none of the shares in the subsidiaries is held directly by the Company. A full list of subsidiaries is attached to the annual return of the Company, available from Companies House, Crown Way, Cardiff, CF14 3UZ, United Kingdom.

16.                                Property, plant and equipment

16.1                         Details of the material properties of the Imperial Tobacco Group are set out below. They are all held freehold or long leasehold. The Directors believe that they are adequate for their purpose and are at present substantially utilised in line with their nature and function. In most instances the Group’s facilities are operating below their estimated maximum capacity output. None of our properties is pledged as collateral:

Tenure/Location	Principal use	Size	Annual capacity

Freehold

United Kingdom

Upton Road, Bristol	Group headquarters and registered office	42,700 sq. ft.	Not applicable

Winterstoke Road, Bristol	Factory — cigar manufacture	208,100 sq. ft.	658 million cigars for manufacturing and 1,594 million cigars for packing

Triumph Road and Wollaton Road, Nottingham	Bonded warehouses	561,400 sq. ft.	Not applicable

Overseas

Menen, Belgium	Factory — smoking tobacco manufacture and packing	82,600 sq. ft.	4,200 tonnes for processing and 6,600 tonnes for packing

Wilrijk, Belgium	Factory, warehouse and offices — rolling paper manufacture	133,500 sq. ft.	82 billion leaves

Bobo Dioulasso, Burkina Faso	Factory — cigarette manufacture	74,000 sq. ft.	3 billion cigarettes

Bouaké, Côte d’Ivoire	Factory — cigarette manufacture	441,300 sq. ft.	7 billion cigarettes

Tenure/Location	Principal use	Size	Annual capacity

Dunkerque, France	Factory — cut rag production	59,200 sq. ft.	13,000 tonnes of blended tobacco

Nantes, France	Factory — cigarette manufacture	753,200 sq. ft.	37 billion cigarettes

Riom, France	Factory — cigarette manufacture	807,000 sq. ft.	22 billion cigarettes

Strasbourg, France	Factory — cigar manufacture	237,000 sq. ft.	850 million cigars

Le Mans, France	Warehouse	323,000 sq. ft.	Not applicable

Mions, France	Warehouse	215,000 sq. ft.	Not applicable

Paris Est, France	Warehouse	201,000 sq. ft.	Not applicable

Vitrolles, France	Warehouse	194,000 sq. ft.	Not applicable

Nancy, France	Warehouse	183,000 sq. ft.	Not applicable

Colomiers, France	Warehouse	169,000 sq. ft.	Not applicable

Libreville, Gabon	Factory — cigarette manufacture	38,800 sq. ft.	2 billion cigarettes

Berlin, Germany	Factory — cigarette manufacture	673,500 sq. ft.	33 billion cigarettes

Langenhagen, Germany	Factory — cigarette manufacture	948,300 sq. ft.	42 billion cigarettes 2,400 tonnes of fine cut tobacco

Trossingen, Germany	Factory — tube manufacture	176,500 sq. ft.	29 billion tubes and tips

Mullingar, Republic of Ireland	Factory — fine cut tobacco processing and packing	87,200 sq. ft.	13,200 tonnes for primary and 9,500 tonnes for secondary processing

Bishkek, Kyrgyzstan	Factory — cigarette manufacture	238,400 sq. ft.	7 billion cigarettes

Skopje, Macedonia	Factory — cigarette manufacture	427,300 sq. ft.	5 billion cigarettes

Antsirabe, Madagascar	Factory — cigarette manufacture	80,700 sq. ft.	5 billion cigarettes

Ain Harrouda, Morocco	Factory — cigarette manufacture	729,200 sq. ft.	31 billion cigarettes

Tetouan, Morocco	Factory — cigarette manufacture	31,200 sq. ft.	5 billion cigarettes

Joure, The Netherlands	Factory & offices — fine cut and pipe tobacco manufacture and packing	208,500 sq. ft.	29,700 tonnes manufacture and 17,600 tonnes packed

Tenure/Location	Principal use	Size	Annual capacity

Wellington, New Zealand	Factory — cigarette and fine cut tobacco manufacture	167,200 sq. ft.	6 billion cigarettes and 1,200 tonnes of tobacco

Tarnowo Podgórne, Poland	Factory — cigarette manufacture	449,200 sq. ft.	34 billion cigarettes

Radom, Poland	Factory — cigarette manufacture	584,900 sq. ft.	35 billion cigarettes

Cayey, Puerto Rico	Factory — manufacturing of machine-made cigars	259,000 sq. ft.	900 million cigars

Yaroslavl, Russia	Factory — cigarette manufacture	357,200 sq. ft.	32 billion cigarettes

Dakar, Senegal	Factory — cigarette manufacture	328,900 sq. ft.	6 billion cigarettes

Smolnik, Slovakia	Factory — cigar and pipe tobacco manufacture	66,400 sq. ft.	97 million cigars and 1,500 tonnes primary of pipe tobacco and 8,800 tonnes packing

Leganés, Spain	Headquarters of Logista and warehouses	1,615,000 sq. ft	Not applicable

Logrono, Spain	Factory — cigarette manufacture	935,200 sq. ft.	63 billion cigarettes

Alicante, Spain	Factory — cigarette manufacture	579,900 sq. ft.	37 billion cigarettes

Cantabria, Spain	Factory — cigar manufacture	323,000 sq. ft.	750 million cigars

Kiev, Ukraine	Factory — cigarette manufacture	393,000 sq. ft.	41 billion cigarettes

Reidsville, US	Factory — cigarette manufacture	974,000 sq. ft.	33 billion cigarettes

Leasehold

United Kingdom

Bull Close Road, Nottingham	Regional distribution centre	146,200 sq. ft.	Not applicable

Thane Road, Nottingham	Factory — cigarette manufacture	659,000 sq. ft.	77 billion cigarettes 1,800 tonnes of fine cut tobacco

Overseas

La Romana, Dominican Republic	Factory — manufacturing of hand-made cigars	300,000 sq. ft.	33 million cigars

Volgograd, Russia	Factory — cigarette manufacture	253,600 sq. ft.	34 billion cigarettes

Madrid, Spain	Headquarters of Altadis	200,300 sq. ft.	Not applicable

Manisa, Turkey	Factory — cigarette manufacture	313,200 sq. ft.	9 billion cigarettes

16.2                         Environmental

There are currently no material environmental issues that affect the Group’s utilisation of any property, plant or machinery.

17.                                UK taxation

17.1                         General

The following statements are intended to apply only as a general guide to current UK tax law and to the current practice of HMRC and assume that the Finance Bill published on 18 March 2008 is enacted in its current form. They are intended to apply only to Shareholders who are resident or ordinarily resident in the UK for UK tax purposes, who hold the Existing Shares as investments and who are the beneficial owners of the Existing Shares. The statements may not apply to certain classes of Shareholders such as dealers in securities and Shareholders who have (or are deemed to have) acquired their Existing Shares or New Shares by virtue of an office or employment. Any Shareholders who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of the Existing Shares or New Shares or who are subject to tax in a jurisdiction other than the UK should consult their own tax advisers.

17.2                         Dividends

Under current UK tax law, the Company will not be required to withhold tax at source from dividend payments it makes.

(a)                                   Individuals

An individual Shareholder who is resident in the UK for tax purposes and who receives a dividend from the Company will be entitled to a tax credit which may be set off against his/her total income tax liability on the dividend. Such an individual Shareholder’s liability to income tax is calculated on the aggregate of the dividend and the tax credit (the “gross dividend”) which will be regarded as the top slice of the individual’s income. The tax credit will be equal to 10 per cent. of the gross dividend (i.e. the tax credit will be one-ninth of the amount of the dividend).

Generally, a UK resident or ordinarily resident individual Shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to any payment from HMRC in respect of any part of the tax credit. A UK resident individual Shareholder who is liable to income tax at the basic rate (including any such Shareholder who would have been liable to income tax at the lower rate but for the abolition of the lower rate, as has been announced, will take effect for the tax year 2008-9 and subsequent tax years) will be subject to income tax on the dividend at the rate of 10 per cent. of the gross dividend so that the tax credit will satisfy in full such Shareholder’s liability to income tax on the dividend. A UK resident individual Shareholder liable to income tax at the higher rate will be subject to income tax on the gross dividend at 32.5 per cent. but will be able to set the tax credit off against part of this liability. The effect of that set-off of the tax credit is that such a Shareholder will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to one-quarter of the net cash dividend received).

(b)                                   Companies

A corporate Shareholder resident in the UK for tax purposes will not normally be subject to corporation tax on any dividend received from the Company. Such a corporate Shareholder will not be entitled to any payment from HMRC in respect of the tax credit attaching to any dividend paid by the Company.

(c)                                   Non-residents

Subject to certain exceptions for individuals who are Commonwealth citizens, residents of the Isle of Man or the Channel Islands, nationals of states which are part of the European Economic Area and certain others, the right of a Shareholder who is not resident in the United Kingdom (for tax purposes) to a tax credit on dividends will depend upon the existence and terms of any double tax treaty between the United Kingdom and the country in which that person is resident. The reduction in the amount of the tax credit to 10 per cent. will eliminate or virtually eliminate payments in respect of the tax credit under double tax treaties.

Persons who are not resident in the United Kingdom should consult their own tax advisers concerning their tax liabilities (in the United Kingdom and any other country) on dividends received, whether they are entitled to claim any part of the tax credit and, if so, the procedure for doing so, and whether any double taxation relief is due in any country in which they are subject to tax.

(d)                                   Pension funds

UK pension funds will not be entitled to any payment from HMRC in respect of the tax credit attaching to any dividend paid by the Company.

17.3                         Capital gains

The issue of the New Shares by the Company to Shareholders by way of rights should be treated by HMRC as a reorganisation of the Company’s share capital for the purposes of United Kingdom taxation of chargeable gains. Accordingly, a Qualifying Shareholder should not be treated as making a disposal of any part of his/her existing holding of Shares by reason of taking up his/her rights to New Shares. No liability to taxation on chargeable gains should arise in respect of the issue of New Shares to the extent that a Shareholder takes up his/her entitlement to New Shares.

For the purposes of the taxation of chargeable gains, if a Qualifying Shareholder takes up all or any of his/her rights to the New Shares, his/her holding of Existing Shares and his/her New Shares will be treated as the same asset, acquired at the time he/she acquired his/her Existing Shares. The subscription monies will be added to the base cost of his/her Existing Shares but, for the purposes of calculating the indexation allowance (in the case of corporate shareholders) on a subsequent disposal of Shares, these monies will be taken into account only from the time at which he/she became liable to make, or made, payment. In the case of individuals, trustees and personal representatives, indexation allowance is not available.

If a Qualifying Shareholder sells all or any of the New Shares provisionally allotted to him/her, or his/her rights to them, or if he/she allows his/her rights to lapse and receives a cash payment in respect of them, he/she may, depending on his/her circumstances, incur a liability to UK taxation on any chargeable gain realised. However, if the proceeds resulting from a lapse or disposal of the rights are small as compared with the market value (on the date of lapse or disposal) of his/her Existing Shares, the proceeds can be deducted from the acquisition cost of the existing holding provided that the proceeds received do not exceed the acquisition cost of those Existing Shares. HMRC’s current practice is to apply this treatment where either (a) the proceeds of the disposal or lapse of rights do not exceed 5 per cent. of the market value (at the date of the disposal or lapse) of the shares in respect of which the rights arose or (b) the amount of the proceeds is £3,000 or less, regardless of whether the 5 per cent. test is satisfied. However, a Shareholder may elect for the sale or lapse to be treated as a disposal instead. The advisability of electing for this alternative treatment will depend upon a Shareholder’s individual circumstances, in particular upon the availability to the Shareholder of any reliefs or exemptions from tax on chargeable gains in the tax year in which the cash sum is received.

Individuals who are temporarily non-UK resident may, in certain circumstances, be subject to tax in respect of gains realised whilst they are not resident in the UK.

17.4                         Stamp duty and Stamp Duty Reserve Tax

No stamp duty or SDRT will be payable on the issue of Provisional Allotment Letters, split letters of allotment or definitive share certificates, on the registration of the original holders of Provisional Allotment Letters or their renouncees on the crediting of the Nil Paid Rights or Fully Paid Rights to stock accounts in CREST or on issue in uncertificated form of the New Shares, unless the holders concerned are persons to whom the depository receipt or clearance service charge may apply (excluding clearance services where an election for a different basis of charge is in effect).

The purchase of Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter or held in CREST on or before the latest time for registration or renunciation or transfer, will not be liable to stamp duty but will normally be liable to SDRT, generally at the rate of 0.5 per cent. of the actual consideration paid. In the case of transfers within CREST, any SDRT due will be collected through CREST in accordance with the CREST rules.

The transfer on sale of New Shares held outside CREST after the last date for registration of renunciation will generally be liable to stamp duty at the rate of 0.5 per cent. of the consideration paid (rounded up to the nearest £5.00). However, stamp duty will not be chargeable where such consideration is £1,000 or less and the instrument of transfer is certified at £1,000. An unconditional agreement to transfer New Shares will normally be subject to SDRT at the rate of 0.5 per cent. of the actual consideration paid. However, this SDRT liability will be cancelled, and any SDRT already paid will be refunded, if the agreement is completed by a duly stamped transfer, generally within six years of the agreement being made. The transfer on sale of New Shares held in CREST after the last date for settlement of transfers of Fully Paid Rights in CREST will generally be liable to SDRT at the rate of 0.5 per cent. of the actual consideration paid. In the case of transfers in CREST, the tax will be collected through CREST in accordance with the CREST rules. Deposits of shares into CREST will generally not be subject to SDRT, unless the transfer into CREST is itself for consideration.

The above statements are intended as a general guide. Transfers to certain categories of person are not subject to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for SDRT, be required to notify and account for it.

18.                                US taxation

TO ENSURE COMPLIANCE WITH US TREASURY DEPARTMENT REQUIREMENTS, WE INFORM YOU THAT: (A) ANY DISCUSSION OF US FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY TAXPAYERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON TAXPAYERS UNDER THE INTERNAL REVENUE CODE OF 1986; (B) SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) TAXPAYERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The following is a general discussion of certain US federal income tax consequences of the receipt, exercise and disposition of Nil Paid Rights pursuant to the Rights Issue, as well as the acquisition, ownership and disposition of Fully Paid Rights and New Shares. This summary addresses only US Holders (as defined below) that receive Nil Paid Rights with respect to Existing Shares in the Rights Issue, will hold Nil Paid Rights, Fully Paid Rights and New Shares as capital assets and use the US dollar as their functional currency. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a US Holder. In particular, this summary does not address the tax treatment of special classes of US Holders, such as financial institutions, tax-exempt entities, insurance companies, retirement plans, persons holding Nil Paid Rights, Fully Paid Rights or New Shares as part of a “straddle” or as part of a “synthetic security” or a hedging or conversion transaction or other integrated transaction, real estate investment trusts, regulated investment companies, partnerships, pass-through entities, US expatriates, persons subject to the alternative minimum tax, and dealers or traders in securities, currencies or notional principal contracts, persons that own (or are deemed to own for US federal income tax purposes) 10 per cent. or more of the voting stock of the Company. Further, this discussion does not address any tax consequences applicable to holders of equity or similar interests in a holder of Nil Paid Rights, Fully Paid Rights or New Shares such as a partnership or other pass through entity.

This summary is based upon current US federal income tax law, including the US Internal Revenue Code of 1986 (the “Code”), its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change, possibly with a retroactive effect.

For the purposes of this summary, a “US Holder” is a beneficial owner of Nil Paid Rights, Fully Paid Rights or New Shares that is, for US federal income tax purposes, (i) a citizen of or an individual resident in the United States, (ii) a corporation, or other entity treated as a corporation for US federal income tax purposes, created in or organised under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to US federal income taxation regardless of its source or (iv) a trust, if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more US persons (as defined in the Code) have the authority to control all of the substantial decisions of such trust.

18.1                         Taxation of Nil Paid Rights

(a)                                   Distribution of Nil Paid Rights

The characterization of the issuance of Nil Paid Rights, any subsequent sale by the Underwriters of New Shares and the remittance of proceeds from that sale to certain US Holders (as described in paragraph 2.3.1 of Part VIII (“Terms and Conditions of the Rights Issue”)), is unclear. Under US federal income tax principles, such transactions could either be treated as a distribution of property by the Company or as a distribution of Nil Paid Rights by the Company and a subsequent sale of those Nil Paid Rights by the relevant US Holders.

If a distribution of property were considered to be made by the Company, the issuance of Nil Paid Rights to a US Holder would be taxable as foreign source dividend income to the extent of the lower of the value of such Nil Paid Rights and the current and accumulated earnings and profits of the Company, as determined for US federal income tax purposes. In such a case, to the extent that the value of the Nil Paid Rights exceeds the Company’s current and accumulated earnings and profits, such excess would be applied first to reduce such US Holder’s tax basis in its Existing Shares and then, to the extent such distribution exceeds such US Holder’s tax basis, it would be treated as capital gain.

The Company believes that the issuance of Nil Paid Rights and the subsequent remittance of proceeds should not be treated as a distribution of property by the Company. Therefore, a US Holder should not be required to include any amount in income for US federal income tax purposes as a result of the issuance of Nil Paid Rights. It is possible that the Internal Revenue Service (the “IRS”) will take a contrary view. US Holders are urged to consult their tax advisors as to the proper characterization of the issuance of the Nil Paid Rights and the subsequent remittance of proceeds. The remainder of this discussion assumes that such transactions will be treated as the issuance and sale of Nil Paid Rights which will not be a distribution of property for US federal income tax purposes.

If, on the date Nil Paid Rights are issued, the fair market value of the Nil Paid Rights allocable to a US Holder is less than 15 per cent. of the fair market value of the Existing Shares with respect to which such Nil Paid Rights are issued, the Nil Paid Rights will have a zero basis for US federal income tax purposes unless such US Holder affirmatively elects to allocate basis in proportion to the relative fair market value of such US Holder’s Existing Shares and the Nil Paid Rights, determined on the date of issuance. This election must be made in the US Holder’s tax return for the taxable year in which the Nil Paid Rights are issued.

If, on the date Nil Paid Rights are issued, the fair market value of the Nil Paid Rights attributable to a US Holder is 15 per cent. or greater than the fair market value of the Existing Shares with respect to which the Nil Paid Rights are issued, then the basis in such US Holder’s Existing Shares must be allocated between such Existing Shares and the Nil Paid Rights issued in proportion to their fair market values determined on the date the Nil Paid Rights are issued.

(b)                                   Sale, exchange or other disposition of Nil Paid Rights

Subject to the discussion below under “Passive foreign investment company status”, a US Holder will recognize capital gain or loss on the sale, exchange or other disposition of Nil Paid Rights (including a sale of Nil Paid Rights by the Underwriters on its behalf) in an amount equal to the difference between such US Holder’s tax basis in the Nil Paid Rights and the US dollar value of the amount realized (as determined for US federal income tax purposes) from the sale, exchange or other disposition. Any gain or loss generally will be treated as arising from US sources. The US Holder’s holding period in the Nil Paid Rights should include its holding period in the Existing Shares with respect to which the Nil Paid Rights were distributed.

For the US taxation of an amount realized in non-US currency from the sale, exchange or other disposition, refer to the discussion below under “Sale, exchange or other disposition”.

(c)                                   Exercise of Nil Paid Rights and receipt of Fully Paid Rights

A US Holder who is permitted to receive Nil Paid Rights (such as, in certain circumstances, a QIB) will not ordinarily recognize taxable income upon the receipt of Fully Paid Rights pursuant to the exercise of Nil Paid Rights. Such a US Holder will have a tax basis in the Fully Paid Rights equal to the sum of such US Holder’s tax basis in the Nil Paid Rights exercised to obtain the Fully Paid Rights and the US dollar value of the Issue Price on the exercise date. Such a US Holder’s holding period in the Fully Paid Rights received generally will begin on the date the Nil Paid Rights are exercised.

(d)                                   Expiration of Nil Paid Rights

If a US Holder who is permitted to receive Nil Paid Rights allows Nil Paid Rights to expire without selling or exercising them, and such US Holder does not receive any proceeds, such US Holder should not recognize any loss upon the expiration of the Nil Paid Rights.

18.2                         Taxation of Fully Paid Rights

(a)                                   Exercise of Fully Paid Rights

A US Holder will not ordinarily recognise taxable income upon the receipt of New Shares pursuant to the exercise of Fully Paid Rights. A US Holder will have a tax basis in the New Shares equal to such US Holder’s tax basis in the Fully Paid Rights and a holding period starting on the date the Nil Paid Rights were exercised.

(b)                                   Sale, exchange or other disposition of Fully Paid Rights

Subject to the discussion below under “Passive foreign investment company status”, a US Holder will recognise capital gain or loss on the sale, exchange or other disposition of Fully Paid Rights in an amount equal to the difference between such US Holder’s adjusted tax basis in the Fully Paid Rights and the US dollar value of the amount realised (as determined for US federal income tax purposes) from the sale, exchange or other disposition. Any gain or loss generally will be treated as arising from US sources.

For the US taxation of an amount realised in non-US currency from the sale, exchange or other disposition, refer to the discussion below under “Sale, exchange or other disposition”.

18.3                         Taxation of New Shares

(a)                                   Dividends

Subject to the discussion below under “Passive foreign investment company status”, the gross amount of any distributions paid by the Company to a US Holder that are actually or constructively received by the US Holder will generally be subject to US federal income tax as foreign source dividend income to the extent paid out of current and accumulated earnings and profits of the Company, as determined for US federal income tax purposes, and, to the extent that an amount received by a US Holder exceeds the allocable share of the Company’s current and accumulated earnings and profits, such excess will be applied first to reduce such US Holder’s tax basis in its New Shares and then, to the extent such distribution exceeds such US Holder’s tax basis, it will be treated as capital gain. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

The Company does not maintain calculations of its earnings and profits under US federal income tax principles. Therefore, a US Holder should expect that a distribution will generally be treated as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of the distribution.

Certain dividends received by individual or other non-corporate US Holders before 1 January 2011 will be subject to a maximum income tax rate of 15 per cent. This reduced income tax rate is only applicable to dividends paid by a company organised or incorporated outside of the United States if it is a qualified foreign corporation (which term excludes passive foreign investment companies, as defined below) and only with respect to New Shares held for a minimum holding period. The Company currently expects to be considered a qualified foreign corporation for this purpose.

The gross amount of dividends paid in non-US currency will be included in the income of such US Holder in a US dollar amount calculated by reference to the spot exchange rate in effect on the day the dividends are received by the US Holder regardless of whether the payment is in fact converted into US dollars. A US Holder will have a tax basis in any non-US currency distributed equal to its US dollar value on the date it is received by the US Holder. If any non-US currency is converted into US dollars on the date of the receipt, the US Holder should, therefore, not be required to recognise any foreign currency gain or loss in respect of the receipt of non-US currency as dividends. Any gain or loss recognised upon a subsequent disposition of non-US currency will generally be ordinary income or loss. Dividends will be treated as foreign source income for US foreign tax credit limitation purposes. The limitation on foreign taxes eligible for the US foreign tax credit is complex. US Holders should consult their tax advisors as to the application of these limitations to their particular circumstances.

(b)                                   Sale, exchange or other disposition

Subject to the discussion below under “Passive foreign investment company Status”, gain or loss realised by a US Holder on the sale or other disposition of New Shares generally will be subject to US federal income taxation as capital gain or loss in an amount equal to the difference between the US Holder’s adjusted tax basis in the New Shares and the amount realised on the sale, exchange or other disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the New Shares have been held for more than one year. Capital gains of individuals derived from capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations. Any gain or loss realised will generally be treated as derived from US sources.

A US Holder that receives non-US currency from the sale, exchange or other disposition of New Shares generally will realise an amount equal to the US dollar value of such non-US currency on the settlement date of such sale, exchange or disposition if such settlement date is also the date of such sale, exchange or disposition. If the non-US currency so received is converted into US dollars on the settlement date, such US Holder should not recognise foreign currency gain or loss on such conversion. If the non-US currency so received is not converted into US dollars on the settlement date, such US Holder will have a tax basis in such non-US currency equal to its US dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of such non-US currency generally will be treated as ordinary income or loss to such US Holder and generally will be income or loss from sources within the United States for US foreign tax credit purposes.

(c)                                   US information reporting and backup withholding

Non-corporate US Holders may be subject to the information reporting requirements of the Code, as well as to backup withholding, on the payment of dividends on New Shares, and the proceeds received from the sale, exchange or other disposition of Nil Paid Rights, Fully Paid Rights or New Shares. Backup withholding may apply if a US Holder (i) fails to furnish its taxpayer identification number (“TIN”), (ii) fails to provide certification of exempt status, (iii) is notified by the IRS that he/she has failed to properly report payments of interest and dividends, (iv) under certain circumstances, fails to certify, under penalty of perjury, that he/she has furnished a correct TIN or the withholding agent has been notified by the IRS that such US Holder is subject to backup withholding for failure to furnish a correct TIN or (v) otherwise fails to comply with the applicable requirements of the backup withholding rules.

The amount withheld from a payment to a US Holder under the backup withholding rules generally will be allowed as a credit against such holder’s US federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished on time to the IRS.

US Holders may be required to file IRS Form 926 reporting the payment of the Issue Price to the Company. Substantial penalties may be imposed upon a US Holder that fails to comply.

(d)                                   Passive foreign investment company status

A corporation organised or incorporated outside the United States is a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account its income and assets and the income and assets of certain subsidiaries either (i) at least 75 per cent. of its gross income consists of passive income or (ii) at least 50 per cent. of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. The Company does not expect to be treated as a PFIC in the current or subsequent taxable years. Because the PFIC determination is made annually on the basis of the Company’s income and assets, including goodwill, the Company cannot assure investors that it will not be a PFIC in the current or subsequent taxable years. Were the Company to be a PFIC in any taxable year, adverse tax consequences could result for US Holders.

19.                                Material contracts

The following is a summary of each contract (not being a contract entered into in the ordinary course of business) (a) to which Imperial Tobacco or any member of the Imperial Tobacco Group is or has been a party within the two years immediately preceding the date of this Prospectus which is, or may be, material; or (b) that has been entered into by Imperial Tobacco Group or any member of the Imperial Tobacco Group and which contains any provision under which any member of the Imperial Tobacco Group has any obligation or entitlement which is material to the Imperial Tobacco Group as at the date of this Prospectus.

19.1                         Underwriting Agreement

Pursuant to the terms and subject to the conditions contained in the Underwriting Agreement dated 20 May 2008, the Company has appointed Hoare Govett, Morgan Stanley, Citi and Lehman Brothers as underwriters to the Rights Issue.

Pursuant to the Underwriting Agreement, the Underwriters have agreed to use reasonable endeavours to procure subscribers for the New Shares which have not been taken up under the Rights Issue as soon as reasonably practicable and in any event by no later than 3.00 p.m. on 16 June 2008 if a price which is not less than the aggregate of the Issue Price and the expenses of procuring such subscription (including any commissions and value added tax) can be obtained, provided that the Underwriters may, at any time after 11.00 a.m. on 11 June 2008 cease to endeavour to procure any such subscribers if, in their opinion, there is no reasonable likelihood that any such subscribers can be so procured at such price by such time. To the extent that subscribers are not procured by the Underwriters, then the Underwriters shall procure that they, or one of their associates, subscribe for any such remaining New Shares on the terms and conditions and on the basis of the information contained in this Prospectus and the Provisional Allotment Letter (except as regards the time and method for acceptance and payment) and in reliance on the warranties contained in the Underwriting Agreement.

The Underwriters will be entitled to receive a commission of 1.25 per cent. of the product of the Issue Price and the number of Shares allotted pursuant to the Rights Issue, together with any applicable value added tax, plus an additional commission of 0.125 per cent. in respect of each additional period of seven days beyond the first 30 days of the underwriting commitment once the Rights Issue has been launched. The Company shall also bear all other expenses of, and incidental to, the Underwriting Agreement and the Rights Issue.

The Company has given certain customary representations and warranties to the Underwriters and, in addition, the Company has given customary indemnities in relation to certain liabilities that the Underwriters may incur in respect of the Rights Issue.

The obligations of the Underwriters to subscribe or procure subscribers for any New Shares (as the case may be) under the Underwriting Agreement are subject to certain conditions. These conditions include, amongst others:

(a)                                   there being no breach, as at the date of the Underwriting Agreement, or at any time prior to Admission, of any of the warranties given by the Company in the Underwriting Agreement;

(b)                                  to the extent an event referred to in section 87G of the FSMA arises between the time of publication of the Prospectus and the time of Admission, the publication of a supplementary prospectus by or on behalf of the Company before Admission;

(c)                                   Admission taking place by no later than 8.30 a.m. on 21 May 2008 or such later time or date as may be agreed between the Company and the Underwriters;

(d)                                  trading in any securities of the Company not being suspended or limited by the London Stock Exchange or the New York Stock Exchange on any exchange or over the counter market, trading generally on the New York Stock Exchange, the NASDAQ National Market or the London Stock Exchange not being suspended or limited, no minimum or maximum prices for trading being fixed, no maximum ranges for prices have being required, by any of said exchanges or by such system or by order of any governmental authority, and no material disruption occurring in commercial banking or securities settlement or clearance services in the US or in Europe at any time prior to Admission;

(e)                                   no banking moratorium being declared by banking authorities in New York or London at any time prior to Admission;

(f)                                     there not having occurred a material adverse change or prospective material adverse change since 20 May 2008 in United States, United Kingdom or Spanish taxation affecting the New Shares or the issue thereof and no exchange controls having been imposed by the United States, the United Kingdom or Spain at any time prior to Admission; and

(g)                                  there not having occurred any material adverse change in the financial markets in the United States, the United Kingdom, Spain, France, Germany or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, and currency exchange rates at any time prior to Admission.

If any of the conditions are not fulfilled (or waived in writing by the Underwriters) or shall have become incapable of fulfilment on or before the date or time specified for the fulfilment thereof (or such later date and/or time as the Underwriters and the Company may agree, but not later than 8.30 a.m. on 21 May 2008), the Underwriting Agreement shall cease and determine and except as regards any breach of any provision of the Underwriting Agreement which has occurred prior to such termination no party to the Underwriting Agreement shall have any claim against any other party for any costs, damages, compensation or otherwise save that:

(i)	to the extent due or accrued for payment the Company shall pay the commissions, fees and expenses as stipulated in the Underwriting Agreement;

(ii)	various provisions of the Underwriting Agreement shall remain in full force and effect; and

(iii)	the engagement letters between the Company and the Underwriters shall remain in full force and effect in accordance with their respective terms,

and the Sponsor shall, on behalf of the Company, withdraw any applications made to the FSA and the London Stock Exchange in connection with Admission and the Company shall make an announcement to that effect to a Regulatory Information Service. The Underwriters may terminate the Underwriting Agreement in certain circumstances but only prior to Admission.

19.2                         Standby Underwriting Agreement

In order to provide certainty of the Company being able to refinance some of the debt of the Group, including the facilities under the Equity Bridge Facility Agreement, on 18 July 2007 the Company entered into the Standby Underwriting Agreement with the Underwriters, pursuant to which:

(a)                                   the Company will, subject to certain conditions, allot and issue, by way of a rights issue to existing Shareholders, Shares to raise, in aggregate, the lesser of (i) the sterling equivalent of the amount outstanding under the facility provided under the Equity Bridge Facility Agreement and (ii) £5.4 billion, and the Underwriters severally agreed to procure subscribers (or subscribe themselves) for the Shares not taken up pursuant to such rights issue;

(b)                                  the issue price of any Shares to be issued in connection with such rights issue will be agreed by the Company and the Underwriters at the time the rights issue is launched acting in good faith in the light of the then prevailing market conditions and normal market practice. Failing such agreement, the issue price will be the nominal value of a Share, being 10 pence;

(c)                                   the Underwriters will be entitled to receive a commission of 1.25 per cent. of the product of the issue price for a Share and the number of Shares allotted pursuant to the Rights Issue, together with any applicable value added tax, plus an additional commission of 0.125 per cent. in respect of each additional period of seven days beyond the first 30 days of the underwriting commitment once the rights issue is launched. Pending the launch of the rights issue, the Underwriters will be entitled to receive an underwriting arrangement fee equal to 0.75 per cent. per annum of the aggregate committed amount under the Equity Bridge Facility Agreement, capped at 0.5 per cent. of the product of the issue price for a Share and the number of Shares allotted pursuant to the rights issue once the rights issue is launched;

(d)           the Company’s obligation to issue Shares pursuant to the rights issue is, and the obligations of the Underwriters to procure subscribers or, failing which, to subscribe themselves for Shares pursuant to that offering are, subject to certain conditions;

(e)            the Company has agreed to pay the costs, charges, fees and expenses of the rights issue (together with any related value added tax); and

(f)            the Company has given certain customary warranties, undertakings and indemnities to the Underwriters.

The provisions of the Underwriting Agreement, as described in paragraph 19.1 above, shall take precedence over the provisions of the Standby Underwriting Agreement described in this paragraph 19.2, unless the Underwriting Agreement is terminated in accordance with its terms, in which case the provisions of the Standby Underwriting Agreement shall continue to apply.

19.3                         Share purchase agreement for Davidoff and Zino trademarks

On 23 August 2006, the Company and Reemtsma entered into a share purchase agreement with Tchibo Holding AG pursuant to which it acquired all of the outstanding share capital of certain companies that owned the Davidoff and Zino trademarks for cigarettes and cigarette accessories for a total cash consideration of €540 million (£368 million as at completion of the acquisition).

19.4                         Share purchase agreement with Houchens Industries Inc.

On 8 February 2007, MAUI Acquisition Corporation (subsequently renamed ITG Holdings USA, Inc.), a wholly-owned indirect subsidiary of Imperial Tobacco, entered into a share purchase agreement with Houchens Industries, Inc. to acquire 100 per cent. of Commonwealth Brands for a total cash consideration of US $1.9 billion (£1.0 billion as at completion of the acquisition), subject to a stockholders’ equity adjustment. The Company agreed with Houchens Industries, Inc. to fully and unconditionally guarantee the performance by MAUI Acquisition Corporation of its obligations under this share purchase agreement.

19.5                         Share purchase agreement with Autogrill España, S.A.

On 7 March 2008, Altadis entered into a share purchase agreement with Autogrill España, S.A., a subsidiary of Autogrill S.p.A., to dispose of its 49.95 per cent. shareholding in Aldeasa for a total cash consideration of €275 million, subject to the approval of the EC. The disposal completed on 14 April 2008.

19.6                         Sale and purchase agreement with Philip Morris Products S.A.

In connection with the approval by the EC of the acquisition of Altadis, the Group undertook to divest a number of fine cut tobacco, pipe tobacco and cigar brands in certain European markets, including the Interval fine cut tobacco brand in France. Pursuant to those undertakings, Imperial Tobacco Limited entered into a sale and purchase agreement for the disposal of certain fine cut tobacco and pipe tobacco brands to Philip Morris Products S.A. for €254 million on 23 April 2008, subject to the approval of the EC and to the purchaser obtaining certain national competition clearances.

19.7                         Purchase of 20 per cent. of Altadis Maroc

In July 2003, Altadis entered into an agreement with the Moroccan State to purchase 80 per cent. of Altadis Maroc (formerly Régie des Tabacs). The Moroccan State approved a law in July 2006 that, amongst other things, extended the monopoly on the import and wholesale of tobacco products until 31 December 2010. This approval led to the sale of the Moroccan State’s remaining 20 per cent. interest in Altadis Maroc to Altadis for 4,020 million dirham (€370 million, or £250 million, as at that time).

19.8                         Senior Bank Debt Facility Agreement

As part of the financing of the offer for Altadis and in order to refinance certain existing financial indebtedness of the Group, and following the acquisition of Altadis, refinance certain existing financial indebtedness of the Altadis Group, Imperial Tobacco Finance PLC and Imperial Tobacco Enterprise Finance Limited (as borrowers) and Imperial Tobacco and Imperial Tobacco Limited (as guarantors) entered into the Senior Bank Debt Facility Agreement with Citi, The Royal Bank of Scotland plc, Lehman Brothers, Barclays Bank PLC and Banco Santander

Central Hispano S.A. (as initial lenders and issuing entities) The facilities under the Senior Bank Debt Facility Agreement comprise, among other things: committed term loan facilities denominated in euros; a committed revolving credit facility available in three tranches, one in US dollars, one in pounds sterling and one multicurrency tranche; a €500 million committed swingline facility available in euros, US dollars and pounds sterling; and a £600 million uncommitted facility. The facilities under the Senior Bank Debt Facility Agreement have maturity dates ranging from 364 days to five years.

The rate of interest under the Senior Bank Debt Facility Agreement (other than the swingline and uncommitted facilities) is EURIBOR or LIBOR (as appropriate) plus a margin plus any mandatory costs payable. The margin on the facilities (other than certain swingline loans and the uncommitted facilities) is linked to the Company’s long term credit rating from Moody’s and S&P or certain other statistical rating agencies if a rating from Moody’s or S&P is not available.

The margin under the uncommitted facility is determined in accordance with the terms of the offers (if any) from lenders to provide that facility.

The obligations of Imperial Tobacco Finance PLC and Imperial Tobacco Enterprise Finance Limited as the borrowers under the Senior Bank Debt Facility Agreement are guaranteed by Imperial Tobacco Limited and the Company on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco Finance PLC and Imperial Tobacco Enterprise Finance Limited under the Senior Bank Debt Facility Agreement.

The Company has given undertakings and financial covenants in respect of its business and financial position within its financing facilities. The financial covenants are a minimum ratio of “earnings before interest, tax, depreciation and amortisation” (“Consolidated EBITDA”, as defined within the Senior Bank Debt Facility Agreement) to net interest (“Consolidated Net Interest Payable” as defined within the Senior Bank Debt Facility Agreement) and a maximum ratio of net debt (“Consolidated Total Borrowings” as defined within the Senior Bank Debt Facility Agreement) to Consolidated EBITDA. The Company has been in full compliance with these covenants since inception of the Senior Bank Debt Facility Agreement. Under the Senior Bank Debt Facility Agreement, a change of control of Imperial Tobacco would, unless otherwise agreed by the lending banks, require any outstanding borrowings to be repaid immediately and the facilities cancelled.

19.9                         Equity Bridge Facility Agreement

As the proceeds of the Rights Issue were not available on completion of the acquisition of Altadis, and in order to satisfy the requirements of the bank guarantees issued in respect of the total consideration payable for the acquisition, a facility of €7,989 million, under the Equity Bridge Facility Agreement, was put in place to cover the funding requirements pending completion of the Rights Issue. The Equity Bridge Facility Agreement was entered into by the Company as borrower and Imperial Tobacco Limited as guarantor with ABN AMRO Hoare Govett, Morgan Stanley, Citi and Lehman Brothers. The rate of interest under the Equity Bridge Facility Agreement is EURIBOR (or, if the facility or any part thereof is redenominated into sterling to assist in prepayment, LIBOR) plus a margin plus any mandatory costs payable. The obligations of Imperial Tobacco as the borrower under the Equity Bridge Facility Agreement are, subject to certain conditions, guaranteed by Imperial Tobacco Limited on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco under the Equity Bridge Facility Agreement.

The undertakings and financial covenants in the Equity Bridge Facility Agreement are similar to those contained in the Senior Bank Debt Facility Agreement.

19.10                  Letter of Credit Facility Agreement

Imperial Tobacco Limited entered into the Letter of Credit Facility Agreement, guaranteed by Imperial Tobacco and Imperial Tobacco Finance PLC, with Bayerische Landesbank, London Branch, Citibank N.A., London Branch, Commerzbank AG, London Branch, HSBC Bank plc and The Royal Bank of Scotland plc on 12 December 2007 under which a letter of credit facility for up to £153.1 million is provided. The facility is utilised to provide a letter of credit to Imperial Tobacco Pension Trustees Limited (or its successor in title). The maturity date of the facility under the Letter of Credit Facility Agreement is 30 August 2013.

The Letter of Credit Facility Agreement contains representations and undertakings in respect of the business and financial position of the Imperial Tobacco Group similar to those contained in the Senior Bank Debt Facility Agreement.

19.11                  EMTN programme

The euro medium term note programme has been used as a platform for several debt issuances since it was established in 1999. The size of the programme has been increased twice since 1999, from €2 billion to €6 billion in July 2003 and then to €10 billion in 2004. There are currently four series of bonds outstanding under the programme, in each case issued by Imperial Tobacco Finance PLC and irrevocably and unconditionally guaranteed by Imperial Tobacco and Imperial Tobacco Limited. The Bank of New York Mellon (formerly JPMorgan Chase Bank, N.A.) acts as trustee and issue and paying agent in respect of the outstanding bonds. The programme lapsed in January 2007, although, once it has been renewed, Imperial Tobacco intends to use it for future debt issuances. In addition, Imperial Tobacco and Imperial Tobacco Limited have fully and unconditionally guaranteed the standalone issue by Imperial Tobacco Overseas B.V. of US$600,000,000 7 1/8% Guaranteed Notes due 1 April 2009.

19.12                  Master Settlement Agreement

Commonwealth Brands, SEITA, Imperial Tobacco Limited and other members of the Group are SPMs. The Master Settlement Agreement is described in paragraph 21.3 of this Part XIII.

20.                                Regulatory landscape

Regulatory initiatives affecting the tobacco industry that have been proposed, introduced or enacted include: the levying of substantial and increasing excise duty; restrictions or bans on advertising, marketing and sponsorship; the display of larger health warnings, graphic health warnings and other labelling requirements; restrictions on packaging design, including the use of colours and generic packaging; restrictions or bans on the display of tobacco product packaging at the point of sale, and restrictions or bans on cigarette vending machines; requirements regarding testing, disclosure and performance standards for tar, nicotine, carbon monoxide and other smoke constituents levels; requirements regarding testing, disclosure and use of tobacco product ingredients and flavours; increased restrictions on smoking in public and work places and, in some instances, in private places and outdoors; and implementation of measures restricting descriptive terms which might be argued to create an impression that one brand of cigarettes is safer than another. Imperial Tobacco continues to manage these challenges and seeks to engage with governments and other regulatory bodies to find workable, practical solutions to changing regulations.

20.1                         World Health Organisation’s Framework Convention on Tobacco Control

In May 2003, the World Health Organisation’s Framework Convention on Tobacco Control was adopted at the 56th World Health Assembly. The 40 ratifications required for the convention to take effect were met on 30 November 2004 and, in accordance with the procedural matters established for the FCTC, the convention entered into force 90 days later. There is no deadline for becoming a party; the FCTC remains open for accession by all countries that wish to do so. As of 8 May 2008, 154 countries have ratified the FCTC. At the first session of the Conference of the Parties (6 to 17 February 2006), the parties adopted their Rules of Procedures in addition to establishing the structure for a permanent secretariat and setting out the first phase of guidelines and protocols to be developed.

The second conference of the parties (30 June to 6 July 2007) unanimously adopted the draft guideline on Protection from Environmental Tobacco Smoke and decided that further work will be conducted on product regulation and illicit trade. Other work includes the development of guidelines in the areas of advertising and sponsorship, packaging and labelling, public health policy protection from the vested commercial interest of the tobacco industry, smoking cessation with the help of nicotine replacement therapy products and education. With regard to the development work for a protocol on cross-border advertising, the conference of the parties followed the expert group recommendation to suspend the protocol in favour of a comprehensive guideline on advertising, sponsorship and promotion.

Key provisions of the FCTC include: the restriction and/or ban of advertising and the disclosure of advertising expenditures; the global introduction of large health warnings with a suggestion to use pictorial health warnings; measures to restrict access to tobacco and reduce consumption; tax increases; restriction and/or prohibition of duty free sales; substantial testing of smoke constituents other than tar, nicotine and carbon monoxide; promotion and support of alternative crops; and product liability laws (where they do not already exist) to hold manufacturers responsible for smoking-related health risks.

Whilst Imperial Tobacco agrees with many aspects of the convention, most notably the need to prevent youth smoking and the urgent need to stamp out both smuggling and counterfeiting of tobacco products, the FCTC also includes measures that Imperial Tobacco believes fall under the jurisdiction of other authorities such as the WTO and the International Organization for Standardisation. Imperial Tobacco believes that creating a role for the WHO to regulate on issues like standardisation, smuggling, international aid and product labelling would be inefficient and inappropriate since these lie outside the WHO core competencies and are dealt with by other bodies. Furthermore, Imperial Tobacco believes that some of the provisions can be regulated more effectively at a regional, national or local level.

20.2                         EU Tobacco Products Directive (2001/37/EC)

In June 2001, the EU passed a directive on the manufacture, presentation and sale of tobacco products, which provides for, among other things, new and larger health warnings on the front and back of tobacco product packs, a ban on product descriptors such as “light” and “mild”, new maximum tar, nicotine and carbon monoxide yields of 10 mg, 1 mg, and 10 mg respectively, as well as extensive product testing and the yearly submission of ingredients information to national authorities.

In July 2005, the EC published its first report on the application of the EU Tobacco Products Directive. The report did not call for immediate changes to the directive and the EC intends to follow guidelines proposed through the Conference of the Parties under the FCTC. Furthermore, the report encourages Member States to adopt pictorial health warnings. In accordance with Article 11 of the directive which stipulates that the EC shall report every two years to the Parliament, the Council and the Economic and Social Committee on the application of the directive. The EC adopted its second report in November 2007.

According to the report, the EC will review the definition of ingredients in light of the view of the WHO Scientific Advisory Committee on Tobacco Products Regulation which could widen the scope of the EU Tobacco Products Directive considerably by including, amongst other things, tobacco leaf and other natural or unprocessed parts of the tobacco plant. Further, the EC intends to establish a common list of ingredients. Funds have been set aside to co-finance research to develop guidance questions for the data analysis of tobacco product ingredients and to establish an initial priority list of ingredients for further analysis. In this context, the EC will also contemplate whether manufacturers should undertake additional testing (Hoffmann analytes) and provide additional information on ingredients. The EC has indicated that it will wait for the first phase of registrations of chemical substances under the Registration, Evaluation, Authorisation and Restriction of Chemical Substances (“REACH”) regulations by end of 2008 before proposing changes to the toxicological reporting requirements for ingredients in tobacco products.

Following a preliminary report on the health effects of smokeless tobacco products, the EU Scientific Committee on Emerging and Newly Identified Health Risks (“SCENHIR”) released its final report in February 2008 to provide the EC with a scientific basis for developing and implementing policies on such products. The report concluded that all smokeless tobacco products are addictive and that their use is hazardous to health. Despite stating that snus is overall less hazardous than smoking tobacco products, the report does not go as far as to recommend a lifting of the ban on oral tobacco such as snus for the whole of the EU. The EC has indicated that any actions arising in relation to smokeless tobacco products will be considered at a later stage on the basis of the final SCENHIR report.

The directive also requires manufacturers and importers to submit details of all ingredients used in tobacco products to each Member State, along with any available toxicological data. Starting in December 2002, Imperial Tobacco has submitted ingredient information and toxicological data in all Member States, even in the absence of national regulations. The format in which the ingredient information was submitted has been accepted by most Member States. However, The Netherlands has rejected this format and required the submission and publication of the detailed recipes of all tobacco products sold in the Dutch market. Imperial Tobacco believes that the Tobacco (Lists of Ingredients) Regulation 2003, which provides for publication of ingredients and formulae of tobacco products, goes beyond what is required by the directive on which the Dutch regulation is based. Imperial Tobacco has concerns about revealing unique product formulae and, together with other leading tobacco manufacturers, initiated legal proceedings in September 2003. A verdict was handed down on 21 December 2005, stating that Imperial Tobacco must submit full ingredients information per brand to the Dutch authorities. However, it also acknowledged that the ingredient information demanded constitutes a trade secret, which can only be published if no disproportionate harm is caused to us by this act. Together with other manufacturers, Imperial Tobacco has appealed the ruling. The Dutch State has also appealed the 21 December 2005 judgment. Imperial Tobacco has filed the grievances of its appeal and replied to the State’s appeal on 16 August 2007. As the State did not file its defence on 6 December 2007, the appeal and counter appeal have entered a 53 week sleeping period. During this period the State can file at any time giving a week’s notice.

On 31 May 2007, the EC published new “harmonised templates” for the submission of ingredients information to Member State authorities in the format of a practical guidance document. While most EU Member State authorities appear to be content to wait until 2008 to implement the new-style submissions, Germany and the UK have indicated that they want to implement them as soon as possible. The Netherlands has written the new templates into a decree that required compliance by 1 November 2007. However, since the industry was informed by the Dutch authorities on 21 September 2007 that old-style submissions for 2007 were permissible provided they were made before 1 October 2007, Imperial Tobacco made a full old-style submission (excluding trade secrets) on 28 September 2007. It is expected that The Netherlands will wait for the outcome of discussions concerning the implementation of the new “harmonised templates” at EU level before progressing the court proceedings further.

Imperial Tobacco also made a full submission according to the existing format to the UK authorities. To acknowledge the Department of Health’s preference to receive reports for the current year according to the new EC templates, Imperial Tobacco has also made a partial report, presenting the information for five of its top brands in the UK according to the new templates. The report to regulators contains trade secrets and is password-protected while the report for the general public (which does not contain trade secrets) is provided separately without password protection.

In Germany, Imperial Tobacco made a submission similar to that in the UK, with a full submission according to the existing format accompanied by a partial report, presenting the information for some of its brands in Germany according to the new EU templates.

For the 2008 reporting period Imperial Tobacco is planning to report on ingredients in accordance with the new EU template in all Member States. This is subject to Member States offering sufficient and satisfactory protection of our trade secrets by means of confidentiality agreements and/or other appropriate measures.

20.3                         Advertising and sponsorship

In May 2003, the EU passed a new Advertising and Sponsorship Directive (EU Directive 2003/33/EC). Although narrower in scope than its predecessor, which was annulled by the European Court of Justice in October 2000, the directive places greater emphasis on cross-border advertising and sponsorship. The main provisions include a ban on tobacco advertising in printed media, radio broadcasting and on the internet.

In the UK, the Advertising and Sponsorship Act came into force in February 2003, banning all advertising except at the point of sale. The latter is regulated by the Tobacco Advertising and Promotion (Point of Sale) Regulations 2004, which took effect on 21 December 2004 for England, Wales and Northern Ireland. Tobacco advertising inside tobacconists is now limited to a total surface equivalent to one A5 size sheet of paper (approximately 8 1/4 x 5 7/8 inches) including a 30 per cent. health warning and a National Health Service Quitline number. Scotland has passed almost identical regulations which also took effect on 21 December 2004.

In Spain, Law 28/2005, which took effect on 1 January 2006, prohibits advertising at the point of sale. Promotional activities for new product launches are, however, still allowed inside points of sale provided they are approved by the competent Spanish authority and are not visible from the outside.

In France, direct and indirect advertising for tobacco products has been prohibited since 1993. However, advertising is still allowed at tobacconists subject to size (maximum 60 x 80 cm) and content restrictions. The only permitted information for point of sale advertising is the brand name, the product content, its characteristics, its selling conditions (except for the price), as well as the name and address of the manufacturer or distributor. Only the product, its packaging and the product logo or device can be shown. Every advertisement must carry a 40% health warning including a quitline number.

Tobacco advertising and sponsorship is regulated in many of our key markets. Where regulated, the scope is similar world-wide; most countries have banned television and radio advertising, while advertising in cinemas, the national press, on (outdoor) billboards and posters and at the point of sale is more or less heavily restricted and in most cases subject to accompanying health warnings. Sampling, which is the distribution of free cigarettes, and sponsorship of cultural events is generally prohibited.

As advertising restrictions around the world have dealt with mass communication channels such as print media, TV, radio and the internet, the focus is now shifting to the remaining channels, particularly towards point of sale communication.

20.4                         Product display bans at point of sale

In addition, there are calls to ban or restrict product display at the point of sale. A product display ban came into force in Iceland in 2001 and is currently being discussed in the UK, the Republic of Ireland and Norway. Outside

the EU, there are currently severe restrictions or bans in Thailand, Singapore, provinces of Canada, and some of the Australian territories. New Zealand has just completed a public consultation on whether to tighten its existing restrictions. However, Mexico has recently delayed plans to consider similar legislation for the time being.

20.5                         Pictorial health warnings

Following the EC decision of September 2003 on the use of colour photographs or other illustrations on tobacco packages in all Member States, a library of 42 approved images (three for each of the 14 rotating textual warnings which currently appear on the back of packs) was launched in May 2005. Member States that choose to require pictorial health warnings must select the images from this library, but they may choose the particular warning that is best adapted to consumers in their countries, taking into account cultural practices, sensibilities and context.

Belgium was the first Member State to adopt legislation requiring pictorial health warnings to be introduced for cigarettes. Following Imperial Tobacco’s challenge of the Belgian regulations, the Ministry of Health changed the regulations and now requires 14 images (instead of the 42 originally proposed). A second and third set of warnings are now understood to be optional. Products bearing the new health warnings appeared on shelves from early 2007.

The UK government has announced that, effective from October 2008, pictorial health warnings are required on all tobacco product packs. Old style cigarette packs manufactured before October 2008 may be sold until October 2009, and other tobacco products until October 2010. Other Member States including Latvia and Slovakia are currently considering the use of pictorial health warnings.

Romania will implement pictorial health warnings from July 2008 onwards. Other Member States including Finland, Latvia and Slovakia are currently considering the use of pictorial health warnings. In Switzerland, packs of cigarette and other tobacco products have to carry pictorial health warnings at the latest by 1 January 2010.

Following Australia’s implementation of pictorial health warnings on cigarette packs from March 2006, New Zealand passed similar legislation, requiring cigarette packs to carry pictorial health warnings occupying 30 per cent. of the front and 90 per cent. of the back of packs from 27 February 27 2008.

Other countries that have implemented pictorial health warnings include Singapore, where they cover 50 per cent. of the front and back of packs. Taiwan has passed legislation calling for pictorial health warnings covering 35 per cent. of the front and back of packs, and the issue is also under discussion in Mexico (50 per cent. of the back of packs).

20.6                         Smoking in public places

In a number of the markets and regions in which the Group operates the debate on the introduction of restrictions or outright bans on smoking in public places and in the workplace has intensified, most notably in the Republic of Ireland, Italy, Scotland and the UK (excluding Scotland) where heavy restrictions were introduced in 2004, 2005, 2006 and 2007 respectively.

In January 2007, the EC launched its Green Paper “Towards a Europe free from tobacco smoke: policy options at EU level”, seeking views on the scope of measures to regulate public smoking. The Paper presents five policy options including exemptions for certain venues (e.g. restaurants and bars). The EC will now analyse the responses and produce a report with the main findings of the consultation, before considering further steps. In June 2007 the European Parliament released its own draft initiative report on the Green Paper, calling on the EC to present a proposal by 2008 for an unrestricted ban in all enclosed workplaces, catering establishments, public buildings and transport within the EU.

In Germany, the regulation of bars and restaurants falls within the responsibility of the Länder, the states making up the Federal Republic. The Länder agreed in March 2007 to ban smoking in restaurants and bars, with the option to allow exceptions for small bars and premises with extra smoking rooms. Schools and public buildings are also covered by the ban. Separately, the federal government has implemented a smoking ban in government buildings and on public transport. Since the introduction of the ban in late 2007/early 2008, owners of small bars have filed constitutional challenges in those Länder that did not allow exemptions from the smoking ban, none of which has been finally decided as yet.

The French government published a decree on 16 November 2006 banning smoking in public places from 1 February 2007 which gave bars, restaurants, nightclubs, hotels and tobacconists a derogation which expired on 1 January 2008.

In the United States, smoking is regulated at the state and city level. More than 20 states, including California, Florida and New York, have already enacted prohibitions on smoking in public places and others are considering smoking bans. As a result, it is estimated that restrictions on smoking cover more than half of the population in the United States. California has some of the toughest and most extensive anti-smoking legislation anywhere in the world. Smoking is banned inside or within 20 feet of any government building (including state university buildings). Smoking is also banned in restaurants, bars and enclosed workplaces, as well as on beaches, throughout the state. In New York, smoking has been banned in workplaces, bars, clubs and restaurants since July 2003.

Outside the EU and the United States, New Zealand introduced a full public smoking ban from 10 December 2004. In Singapore, smoking restrictions provide that hospitality venues may set aside no more than 20 per cent. of their outdoor areas for smokers while most Australian territories have implemented severe smoking restrictions in most public places.

In Spain, effective from January 2006, smoking is prohibited at the workplace. Hotel, restaurant and cafe establishments have had to restrict smoking in indoor areas to a designated smoking area of no more than 30 per cent. of the total area equipped with a separate extraction system. Bars and restaurants smaller than 100 square metres are exempt from the restrictions.

In Belgium, effective January 2007, hotel, restaurant and cafe establishments have had to provide segregated smoking areas equipped with an extractor or air-purifying system, occupying no more than 25 per cent. of the total enclosed space accessible to the public. Only beverages can be served in such areas.

In Slovenia, a new law effective from August 2007 applies existing restrictions on workplace smoking to all enclosed public places, enabling designation of smoking rooms of up to 20 per cent. of the overall area in most workplaces and public places, including restaurants, bars and cafés. However, no food or drink is to be consumed in these rooms.

Imperial Tobacco remains committed to continuing to work constructively with individual governments and other regulatory bodies to ensure the sensible and proportionate regulation of tobacco products.

21.                                Legal and arbitration proceedings

Except as set out in this paragraph 21, no member of the Imperial Tobacco Group is engaged in nor, so far as Imperial Tobacco is aware, has pending or threatened against it, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this Prospectus), a significant effect on the Company’s and/or the Imperial Tobacco Group’s financial position or profitability.

21.1                         Smoking and health-related litigation

The Imperial Tobacco Group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking and health-related effects.

To date, there has been no recovery of damages against the Imperial Tobacco Group in any jurisdiction in any claim alleging that its tobacco products have resulted in damage to the health of smokers. The Imperial Tobacco Group has not entered into any out-of-court settlement with any claimant in any such action. The Imperial Tobacco Group is vigorously contesting the pending actions described below and intends to continue to do so. However, there can be no assurance that legal aid or other funding will not be made available to claimants in smoking and health-related litigation in the future, that favourable decisions will be achieved by the Imperial Tobacco Group in any of these proceedings or that additional proceedings will not be commenced against it in the United Kingdom, the US, Germany, Spain, France or elsewhere. If the Imperial Tobacco Group is found liable to pay damages in any jurisdiction, such a finding may precipitate further claims. If such claims are successful, the cumulative liability for damages could be very significant and is currently unquantifiable. Regardless of the outcome of any litigation, the Imperial Tobacco Group will incur costs defending claims which it will not be able to recover fully, irrespective of whether it is successful in defending such claims.

21.2                         Litigation in the United Kingdom

There are no active or, so far as Imperial Tobacco is aware, threatened proceedings against the Imperial Tobacco Group in respect of smoking and health-related litigation in the United Kingdom.

21.3                         Litigation in the United States

On 8 February 2007, Imperial Tobacco announced that it had agreed to acquire the entire issued share capital of Commonwealth Brands. This acquisition was completed on 2 April 2007. In addition, the Imperial Tobacco Group has commenced sales of tobacco products, including cigarettes, through Commonwealth Brands in conjunction with Commonwealth Brands’ existing business operations, into the United States.

Smoking and health-related litigation involving Commonwealth Brands

The Imperial Tobacco Group is aware of five smoking and health-related litigation proceedings, commenced by individuals, in which Commonwealth Brands either is or was a defendant.

Commonwealth Brands has been named, along with numerous other defendants, including cigarette manufacturers, in a 2005 personal injury lawsuit known as Croft v Akron Gasket, et al, pending in a state court in Cuyahoga County, Ohio. The claim against Commonwealth Brands is in respect of alleged injuries caused by smoking a brand of cigarettes acquired from another cigarette manufacturer in 1996. A motion for summary judgment was filed by Commonwealth Brands in October 2005 and remains pending.

In 2002, Commonwealth Brands was named as a defendant in J.L.K. v United States of America, et al. The claim was brought by a prisoner in a federal penitentiary against numerous defendants, including cigarette manufacturers, in respect of alleged injuries relating to alleged exposure to environmental tobacco smoke. A motion to dismiss filed by Commonwealth Brands and other tobacco company defendants was granted in December 2004. The time limit for appealing this dismissal only begins to run when judgment is entered as to all the defendants. The case remains pending against additional defendants and no final judgment has been entered. Until final judgment has been obtained, the plaintiff could still appeal against the dismissal as against Commonwealth Brands.

Commonwealth Brands was named as a defendant in Ryan v Philip Morris USA Inc., et al. This action was brought in 2005 in US District Court, Northern District of Indiana, against Commonwealth Brands, Philip Morris USA, Inc., RJR Tobacco Co. and B&W Corp. The claim was being brought by the personal representative of the estate of a decedent alleged to have developed and died from lung cancer allegedly caused by cigarette smoking. The complaint asserted claims for wrongful death based on common law fraud and negligence, as well as for the products’ liability. The complainant sought unspecified compensatory and punitive damages. On 21 March 2007, the defendants, including Commonwealth Brands, issued a motion for dismissal and offered not to seek their costs to date if the complainant withdrew the case. On 18 May 2007, the complainant accepted the defendants’ offer and agreed to enter into a Stipulation of Dismissal of the case, with prejudice, with each party to bear their own costs. The case was formally dismissed by the court on 5 June 2007.

In January 2008, Commonwealth Brands was served with complaints in Canup v Donald, et al. and in Bedgood v Donald, et al. The claims were brought by prisoners in state penitentiaries against several defendants, including Commonwealth Brands and other tobacco manufacturers, in respect of alleged injuries relating to alleged exposure to environmental tobacco smoke. Motions to dismiss filed by Commonwealth Brands and all other defendants who have been served have been granted. On 3 and 4 April 2008, the claimants filed motions for reconsideration of the dismissal of the claims. The motion to reconsider was denied in the Bedgood case on 24 April 2008. On 14 May 2008, the Court permitted the claimant in the Bedgood case to file an amended complaint. The amended complaint does not specifically name Commonwealth Brands and contains no new allegations concerning Commonwealth Brands. The motion to reconsider the dismissal in the case of Canup is still pending.

Other than the five individual claims referred to above, the Imperial Tobacco Group is not aware of any pending or threatened smoking and health-related legal proceedings against Commonwealth Brands. In addition, Commonwealth Brands has never lost nor settled any smoking and health-related litigation proceedings, nor been named as a defendant in any class action.

US litigation environment and the Master Settlement Agreement

US tobacco manufacturers continue to be named in numerous proceedings for claims for injuries relating to the use of tobacco products, particularly cigarettes. Claims in the United States against tobacco manufacturers broadly fall within a number of categories, including: (a) individual claims alleging personal injury or death; (b) class actions alleging personal injury or requesting court-supervised programmes for ongoing medical supervision and monitoring; (c) claims brought to recover the costs of providing health care; and (d) claims in relation to the labelling of products as “light” or “ultra light”.

In respect of claims to recover state health care costs, Commonwealth Brands, SEITA, Imperial Tobacco Limited and several other Imperial Tobacco affiliates are signatories to the Master Settlement Agreement in the United States. Commonwealth Brands was the first US cigarette manufacturer to voluntarily sign the Master Settlement Agreement, without any action having been brought against it by any state, in 1998, and SEITA became an SPM in 1999. The Master Settlement Agreement is an agreement between certain US tobacco product manufacturers with 46 US states, the District of Columbia, Puerto Rico, Guam, the US Virgin Islands, American Samoa and Northern Marianas to settle asserted and unasserted health care recovery costs and other claims. Manufacturers that participate in the Master Settlement Agreement are protected from state health care cost actions and in return must make yearly settlement payments, based on market share. The Master Settlement Agreement also contains provisions restricting the advertising and marketing of tobacco products. Among these provisions are restrictions or prohibitions on the use of cartoon characters, brand name sponsorship, apparel and other merchandise, outdoor and transit advertising, payments for product placement, free sampling and lobbying.

The Master Settlement Agreement includes an adjustment mechanism, known as an NPM adjustment, that potentially reduces participating tobacco manufacturers’ annual Master Settlement Agreement payment obligations. In order for an NPM adjustment to be made, an independent auditor must determine that the participating manufacturers have experienced a market share loss to those manufacturers who are not participants, and an independent firm of economic consultants must determine that the Master Settlement Agreement was a significant factor contributing to that loss. The adjustment is then allocated among the settling states that are Master Settlement Agreement parties according to whether they “diligently enforced” statutes known as “Qualifying Statutes”. Although, for 2003, 2004 and 2005 the two requirements for application of the adjustment have been fulfilled, the relevant settling states dispute that any adjustment is required on the basis that they “diligently enforced” “Qualifying Statutes”. This dispute is continuing.

21.4                         Litigation in the Republic of Ireland

In the Republic of Ireland, plenary summonses were issued against John Player, an Irish subsidiary of Imperial Tobacco, and other tobacco companies over the period 17 October 1997 to 21 January 2003, naming 446 individuals seeking damages for alleged smoking and health-related effects. Since 1997, 428 of these claims have been dismissed, discontinued or confirmed as not proceeding by the relevant claimant firm, leaving a total of 18 individual claims outstanding against the tobacco companies. As at 13 July 2007, 11 claimants were seeking damages either jointly against John Player and other companies or solely against John Player (10 of the claimants are legally represented by the law firm Beauchamps and one by John Devane Solicitors, as detailed below). All 11 individuals have served originating summonses and statements of claim have also been served in all of these claims. No trial dates have been fixed in respect of any claim against John Player or against any other defendants.

On 17 June 2002, the law firms Beauchamps and Peter McDonnell & Associates, who jointly represent a number of individuals, served two statements of claim on behalf of the claimants Vincent Mallon and Margaret Delahunty. Notices for particulars have been served in respect of each claimant. Replies to particulars were served on John Player, in respect of Vincent Mallon on 17 September 2003 and in respect of Margaret Delahunty on 2 October 2003. Mr. Mallon and Ms. Delahunty are seeking €86,385 and €141,050, respectively (approximately £69,108 and £112,840, respectively), for the costs of purchasing cigarettes during their lifetimes. They are also seeking, amongst other things, unspecified damages. A further eight statements of claim were served on John Player by Beauchamps during December 2003.

In February 2003, Beauchamps applied to the High Court for orders joining the Irish State, the Irish Minister for Health and the Irish Attorney General to the proceedings. Amended statements of claim were served asserting that the Irish State failed to comply with various duties to take action to preserve public health. Among the relief sought was a declaration that the manufacture, distribution and supply of cigarettes is injurious to the public health and the health of the claimants, as well as various orders including an order to prohibit the sale of tobacco products and an order directing the defendants to “make available to the plaintiff all of the material relating to the dangers to the health of the plaintiff”.

John Player has issued motions to dismiss on the grounds of procedural and inherent delay in all 10 of these outstanding claims. In one of these cases, the claimant (Christopher Cummins) has died and the proceedings have not yet been reconstituted by his estate. Replying affidavits have been received in all nine of the other cases. A further exchange of affidavits has since taken place. The Irish State has also issued motions to dismiss the claims against them in these nine cases. The motion to dismiss one of the plaintiffs (McCormack) was selected by agreement by the parties to be heard before any other motions. The motion was heard over November and December 2006. On 24 April 2007, the Dublin High Court ruled that the case should be dismissed on the grounds sought. At a hearing on 27 June 2007, the plaintiff indicated his intention to appeal the decision to the Irish Supreme Court and to seek to have the appeal heard as a priority. The motions to dismiss the other nine cases against John Player remain pending and adjourned generally until the appeal in the McCormack motion has been decided. Imperial Tobacco has been advised that if the plaintiff’s application for priority is granted, the appeal may be heard in the following six to nine months. If not, it may not be heard for another two to three years.

John Devane Solicitors, which represents one claimant, Margaret O’Connor, served a statement of claim on 20 May 2004. The statement of claim was returned as it was served out of time. Although this claim remains technically “alive”, the claimant would have to obtain an extension of time from the court to re-serve the statement of claim out of time before being entitled to proceed any further. Imperial Tobacco’s solicitors have made it clear that any such application would be vigorously opposed. Imperial Tobacco’s solicitors have not heard from the claimant’s solicitors since 2004.

21.5                         Litigation in The Netherlands

In The Netherlands, a subsidiary of Imperial Tobacco has received letters before action from or on behalf of 44 individuals seeking damages for alleged smoking and health-related effects, but 15 of the individuals have now withdrawn their claims. Of the remaining 29 individuals, 25 are currently represented by one firm of lawyers, Sap Advocaten. Imperial Tobacco is aware of four other non-represented individuals who may bring claims against the Imperial Tobacco Group. While there were press reports in February 2003 that Sap Advocaten would institute proceedings in the coming months, no proceedings have been commenced against the Imperial Tobacco Group to date.

Claim letters have also been received in The Netherlands by at least three other tobacco companies, and on 6 June 2005 proceedings were commenced by one of the claimants against one of these tobacco companies. No proceedings have been commenced against the Imperial Tobacco Group.

In July 2002, it was reported in the press that a foundation had been established in May 2002 to bring a class action against the tobacco industry seeking damages for alleged smoking and health-related effects. The foundation is the successor of three other foundations that had been referred to in press reports during 2000. The report stated that the foundation had received €250,000 (approximately £200,000) from investors and benefactors and, without advertising, already had 100 claimants. In November 2002, it was reported in the press that this same foundation now had several hundred potential claimants and several million euros in financial backing. Imperial Tobacco is aware that a marketing bureau conducted a calling campaign targeted at people who smoked in order to persuade them to join litigation against the tobacco industry. Imperial Tobacco does not have any information as to the identity of the marketing bureau or on whose behalf they are acting, and so far as Imperial Tobacco is aware no claims have been commenced as a result. There were also press reports in 2000 that two firms had indicated that they would work together in bringing litigation against the tobacco industry on behalf of health insurance companies, but there have been no recent reports regarding this.

21.6                         Litigation in Germany

The Hamburg Public Prosecutor has confirmed that on 16 March 2005 a Professor at the Institute for Economic Law of the University of Hamburg submitted a criminal complaint against the management of companies manufacturing cigarettes in Germany, including Reemtsma, alleging fraudulent conspiracy and the sale to the public of substances which are poisonous or which contain substances harmful to health. On 19 May 2006, the Public Prosecutor informed Reemtsma of his decision terminating the investigation on the basis that the facts did not provide any basis to assert that any crime had been committed. The Professor challenged the decision by way of an “opposition” which was dismissed by the Chief Public Prosecutor in December 2006. This decision is not appealable.

In a separate matter, an individual submitted a criminal complaint against Reemtsma with the Arnsberg Public Prosecutor, on 10 February 2006. The claim was subsequently transferred to the Public Prosecutor in Hamburg, where Reemtsma is based. The complaint alleges, amongst other things, fraudulent conspiracy and the sale to the public of substances which are poisonous. The Hamburg Public Prosecutor has stated that there is no legal or factual basis to challenge the prosecutor’s decision to close the preliminary investigation.

21.7                         Litigation in Spain

A complaint was filed in January 1998 by the estate of Emilio Carramiana (who died in 1993) against Tabacalera (now Altadis) at the 34 Court of First Instance in Barcelona. The estate alleged that Altadis was liable for the deceased’s alleged lung cancer and claimed compensation of 60 million pesetas (being €360,607.26, approximately £288,485.80).

The Court of First Instance ruled in favour of Altadis. The estate appealed. On 2 December 2003, the Provincial Court of Barcelona upheld the First Instance Court’s ruling. The estate has appealed this decision to the Spanish Supreme Court. The appeal is still pending. It is not yet known when the Supreme Court’s judgement will be given.

On 22 March 2002, the Government of Andalusia (the “Junta”) and the Andalusian Health Service filed a claim at the Court of First Instance No 68 of Madrid against Altadis, Tabacos Canary Islands S.A, CITA Tabacos de Canarias S.L. (both former subsidiaries of Altadis) and other tobacco manufacturers seeking damages of €1,769,964 (approximately £1,415,971.20) as reimbursement for the health care costs incurred by three hospitals in Andalusia in the treatment of 135 patients with alleged tobacco-related illnesses. On 11 February 2002, the Spanish State was joined as a defendant to the claim. On 19 May 2004, the Court of First Instance dismissed the claim for lack of jurisdiction. The Junta appealed, and on 16 January 2006 the High Court of Appeal of Madrid dismissed the appeal.

On 20 September 2007, the Junta filed a new claim in the Contentious Administrative Division of the Audencia Nacional (“CADAN”), against the same defendants, including Altadis and the Spanish State. The Ministry of Economy filed preliminary objections on the basis that the Junta had failed to follow the specific preliminary administrative procedure that must be conducted before a civil action can be brought against the State in the Spanish administrative courts. The defendant tobacco companies, including Altadis, filed pleadings in support of these preliminary objections. On 14 November 2007, the CADAN issued a decision accepting the Ministry of Economy’s preliminary objections and dismissed the claim as against all defendants. The Junta filed a request with the CADAN asking it to reconsider its decision. On 21 February 2008 the CADAN issued a decision dismissing the Junta’s request. The Junta has appealed this decision to the Spanish Supreme Court.

21.8                         Litigation in France

A case was filed in June 1999 in the Civil Court of St Nazaire by the Caisse Primaire d’Assurance Maladie (“CPAM”) of St Nazaire, a local authority health insurance fund in western France. The defendants were SEITA as well as a number of other tobacco companies. The plaintiff sought compensation for the cost of the treatment of alleged tobacco-related illnesses.

On 29 September 2003, the Court of First Instance issued a decision in favour of the defendants. On 13 December 2006, the Court of Appeal of Rennes upheld the decision. On 13 February 2007, the plaintiff appealed to the Cour de Cassation (France’s highest court) but withdrew its appeal on 9 May 2007. The court certified the withdrawal on 11 May 2007, officially concluding the case.

A case was filed in December 1996 in the Civil Court of Beziers by the heirs of the deceased plaintiff, Mrs. Berger, seeking damages of €150,000 (approximately £120,000) plus a monthly pension of €600 for each of Mrs. Berger’s children. The Court of First Instance dismissed the plaintiffs’ claim on 2 February 2004. The plaintiffs appealed. On 22 March 2006, the Court of Appeals of Montpellier affirmed the lower court’s decision. The plaintiffs appealed. On 8 November 2007, the Cour de Cassation issued a judgement affirming the appeal court’s decision, thereby concluding the case.

A case was filed in September 2005 in the Tribunal de Grande Instance (“TGI”) of Paris against SEITA and another tobacco manufacturer. The plaintiff sought a prohibition on the manufacture, sale and import of tobacco products by the defendants in France on the grounds of the protection of public health. The TGI dismissed the case on 15 January 2007. No appeal has been filed.

21.9                         Threatened litigation in Saudi Arabia

According to media reports, the Saudi Minister of Health has issued legal proceedings against international tobacco companies and/or their “agents” to recover the costs of providing medical care to individuals with diseases associated with smoking. According to the reports, the Minister of Health estimates that he will be seeking damages of SR70 billion (approximately £9.8 billion). A hearing scheduled for 16 February 2008 has been rescheduled for 21 October 2008. According to further media reports, an individual claimant Ali Aseen has claimed a sum of US$10 million from an international tobacco company with a court hearing scheduled for 26 July 2008. However, no member of the Imperial Tobacco Group has been served with any court documents and, so far as the Company is aware, no such claim or claims have been filed against any member of the Group.

21.10                  Litigation in Bulgaria

Although no claim has been served on Imperial Polska S.A. or Reemtsma, Imperial Tobacco has received reports of a claim filed against Imperial Tobacco Polska S.A. and Reemtsma, along with other defendants, in the City Court of Sofia on 12 March 2008. The claim was filed by an individual claimant, Nikolay Bencher Yochkolovski. Mr Yochkolovski claims that his health has been damaged as a result of allegedly misleading information printed on cigarette packages which led him to smoke more cigarettes than he would otherwise have smoked. Mr Yochkolovski further alleges that mass advertising in contravention of Bulgarian law has increased cigarette consumption.

This is a collective claim and Mr Yochkolovski has requested that an announcement be made in the State Gazette to invite potential claimants to join the action. Mr Yochkolovski is seeking payment of BGN 2,258.10 (approximately £925.82) to compensate each claimant for the expense of buying more cigarettes, BGN 15,000 (approximately £6,150) to compensate each claimant for alleged smoking related health effects and an indemnification for the costs of each individual’s healthcare. Finally, the claimant seeks a media announcement to correct the alleged misleading information printed on cigarette packets.

21.11                  Litigation in Poland

Imperial Tobacco Polska S.A. (ITP) (formerly Reemtsma Polska S.A.) is currently a defendant in a claim that commenced before the Regional Court in Poznan (Sad Okregowy w Poznaniu), by individual claimants: Krzysztof Krzymiñski, Waldemar Krajewski and Krzysztof Kaczmarek. Each of the claimants individually is seeking PLN 100,000 (approximately £24,000) as compensation for an alleged violation of personal interest (i.e. health, dignity and the right to be informed of the addictive character of cigarettes) and moral injury resulting from the fact that the claimants remain addicted to cigarettes. The claimants claim that Krzysztof Krzymiñski suffers from neurosis and heart disorder, Waldemar Krajewski suffers from duodenal and gastric ulcers and heart disorder and Krzysztof Kaczmarek suffers from heart disorder, neurosis and a respiratory system disorder. The claimants alleged that smoking cigarettes caused these diseases. The statement of claim was served on 6 May 2008.

21.12                  Litigation in Italy

Logista, as a distributor of cigarettes, is currently a defendant in a claim commenced before a First Instance Judge (Giudice di Pace) in Naples by Mr Eduardo Arnese. The amount of the claim has not been precisely quantified by the claimant and is for damages suffered as a consequence of alleged addiction. Logista filed a challenge to the competence of the Giudice di Pace which was heard in 2006. The judgment on this and other procedural issues is awaited.

21.13                  Litigation by governments

In certain countries, including the UK and the Republic of Ireland, the press from time to time has reported that relevant government departments and health authorities have been examining US legal proceedings to recover the costs of providing medical care for individuals with adverse health conditions associated with smoking, in order to consider whether similar litigation might be available in those jurisdictions. Other than the threatened legal proceedings in Saudi Arabia mentioned above, the Company is not aware of any pending or threatened legal proceedings against the Group in which government departments or health authorities are seeking to recover the costs of such medical care. Commonwealth Brands is not a defendant in the Department of Justice proceedings in the US against the major cigarette manufacturers. Neither has the Company nor any of its subsidiaries been named as a defendant in the proceedings in Nigeria brought by the Federal Government of Nigeria and various Nigerian State Governments against certain international tobacco manufacturers for the recovery of alleged health care costs.

21.14                  Arbitration in Switzerland and litigation in Iraq

Following SEITA’s termination in November 2005 of an agreement dated 22 June 2000 with Dolphin Foreign Trade Company Limited (“Dolphin”), Dolphin issued legal proceedings in Iraq against SEITA for seizure of products and breach of contract. SEITA subsequently initiated arbitration proceedings under Swiss law in Geneva against Dolphin in which SEITA is claiming approximately US$30 million damages for breach of contract and Dolphin is counter-claiming approximately US$60 million. SEITA maintains that the Iraqi courts have no jurisdiction over any dispute arising from the agreement which it claims provides for the exclusive jurisdiction of arbitration proceedings in Geneva. On 16 April 2008, the Irbil appeal court in the Kurdistan region of Iraq ordered SEITA to pay Dolphin

US$60 million and issued seizure orders against SEITA’s goods to this amount. SEITA has appealed this decision to the Irbil supreme court which should suspend the execution of the appeal court’s ruling. A decision in the Geneva arbitration is expected in the autumn of 2008.

21.15                  Further litigation in Spain

In May 2002, the Spanish Court of Restrictive Practices ruled against Altadis in a case brought by McLane España, S.L. (“McLane”) and imposed a fine on Altadis of €3 million (approximately £2.4 million). The Court considered that Altadis had a dominant position in the Spanish tobacco market and, as a consequence, ordered Altadis to allow McLane to distribute its brands under non-discriminatory conditions. This ruling was appealed by Altadis before the National Court, which confirmed the ruling of the Spanish Court of Restrictive Practices in November 2003. The case is currently subject to a pending appeal before the Supreme Court. In addition, should Altadis’ appeal be unsuccessful, McLane may bring an action against Altadis before the Spanish commercial courts to seek compensation for damages suffered as a result of Altadis’ actions.

21.16                  EC proceedings

In October, 2007, the EC notified the Spanish state that it had commenced state aid proceedings against it under Article 88.2 of the EU Treaty. The EC’s case relates to Spanish tax law which allows the difference between the acquisition value and net value of a stake in non-Spanish resident entities to be tax deductible in certain circumstances. The EC claims that the law is selective in favour of certain entities and could have an adverse effect upon competition. The Spanish state disputes this. Neither Altadis nor Logista is a party to the proceedings (although Altadis and Logista have made submissions as interested parties), but if it is ultimately decided that the tax benefit conferred under the law qualifies as state aid, the companies which have benefited from the provision (which include Altadis and Logista) may be obliged to re-pay any such benefit, such repayment being subject to their general tax position and having a potential effect on their general tax position going forward. The benefit received by Altadis and Logista was approximately €100 million (approximately £80 million) in aggregate. A decision is not expected before spring 2009 and this decision would potentially be appealable to the European Court of Justice. Each of Altadis and Logista has recognised a deferred tax liability in its accounts for most of the benefits received.

21.17                  Litigation by trade unions

In January 2006, Altadis and Logista discontinued the supply of tobacco products to certain of their current and retired employees as a result of Spanish legislation prohibiting, amongst other things, the sale and supply of tobacco products by means other than through authorised outlets. Certain trade unions issued legal proceedings against Altadis and Logista and in July 2006 the court of first instance in Spain ruled that the companies’ decisions to discontinue the supply were lawful but that they were obliged to compensate the relevant employees with the point-of-sale cash equivalent. Both parties appealed this decision to the Spanish supreme court. On 8 April 2008 and 18 April 2008 respectively, the supreme court held that Altadis and Logista respectively were right to discontinue the supply of tobacco products to their employees and that they should substitute the supply of tobacco products with cash, but not at their retail price. The Company estimates the net present value of any compensation which may be paid by Altadis and Logista to be in the region of €100 million, in aggregate. Altadis and Logista will review the matter in light of these decisions and have made appropriate provisions in their accounts in this respect.

21.18                  Office of Fair Trading enquiry

In August 2003, Imperial Tobacco received a notice from the OFT requiring the provision of documents and information relating to an investigation under the UK Competition Act 1998 (the “1998 Act”). Information relating to the operation of the UK tobacco supply chain was supplied to the OFT in October 2003 and again during April 2005.

On 25 April 2008 the OFT released a press statement indicating that it proposed to issue a statement of objections (“SO”) to a number of multiple retailers and two tobacco manufacturers, Imperial Tobacco Limited and Gallaher Limited, alleging that those parties had engaged in unlawful practices in relation to retail prices for tobacco products in the UK. On the same day, Imperial Tobacco Limited was provided with a copy of the SO and the documents gathered by the OFT in the course of its investigation. Both the SO and the accompanying documents are confidential and disclosure of their contents may amount to a criminal offence under Part 9 of the Enterprise Act 2002.

Broadly, the conduct alleged by the OFT in the SO to have taken place was described in the OFT’s press release as involving:

•                  a series of arrangements between each manufacturer and each retailer that allegedly restricted the ability of the retailer to determine its selling price independently, by linking the retail price of a manufacturer’s brand to the retail price of a competing brand of another manufacturer (between 2000 and 2003); and

•                  in the case of Gallaher Limited, Imperial Tobacco Limited, Asda Stores Limited, Sainsbury’s Supermarkets Limited, Shell UK Limited, Somerfield Stores Limited and Tesco Stores Limited the alleged indirect (i.e. not involving direct contacts between competitors) exchange of proposed future retail prices between competitors (between 2001 and 2003).

The Company is reviewing the SO and the accompanying documents and has been given until 16 July 2008 to respond in writing to the allegations. Whilst the Company is currently in the process of understanding the OFT’s case and formulating its response, it believes that its commercial policy during the relevant time was fundamentally pro-competitive and rejects any suggestion that it has acted contrary to the interests of consumers.

In the event that the OFT decides that a company has infringed the 1998 Act, it may impose a fine. The amount of the fine is calculated by reference to the turnover of the infringing company. In respect of infringements that ceased prior to May 2004, the OFT has indicated that the maximum amount of a fine will amount to 10 per cent. of a company’s UK turnover for up to three years. The applicable turnover on which the amount of a fine is based expressly excludes VAT and other taxes directly related to turnover, which the Company has been advised would also exclude excise duty. In addition, if the OFT were to make an infringement finding, it could issue orders prohibiting that activity in the future. For the financial year ended 30 September 2002, the Imperial Tobacco Group’s net UK turnover, as derived from its annual report and accounts for the year ended 30 September 2002, was £764 million, which, if multiplied by three years, gives a figure of £2,292 million and, the Company is advised, a maximum cap upon fine for any infringement lasting three years of £229 million. However, this figure may be the subject of legal and factual argument between the Company and the OFT should the investigation result in an infringement decision.

If the OFT were subsequently to make an infringement finding, Imperial Tobacco would be able to appeal the OFT’s infringement decision to the Competition Appeal Tribunal (“CAT”). The CAT has the right to conduct a full rehearing of the facts considered by the OFT and overturn or adjust any penalty that the OFT imposed. There is a right of appeal from the CAT to the Court of Appeal, which is limited to appeal on a point of law.

Under section 47A of the 1998 Act, parties who have suffered loss as a result of the infringement of the 1998 Act may bring a follow-on action for damages before the CAT in reliance upon a finding of infringement made by the OFT or the CAT. The limitation period for such actions is broadly that they must be brought within two years of the expiry of the date to appeal the infringement finding concerned or, if the infringement decision is appealed unsuccessfully, within two years of the date that the unsuccessful appeal was dismissed. Under section 47B of the 1998 Act, designated representative bodies such as the Consumers’ Association may bring a follow-on claim for damages as permitted under section 47A of the 1998 Act on behalf of a class of consumers. More generally, an infringement of UK or EU competition law is also actionable in the High Court as a breach of statutory duty. As such, subject to the operation of the Limitation Act 1980, claims for damages and other remedies may be commenced before the High Court in the absence of a pre-existing finding of infringement, albeit that pursuant to such a claim the claimant will bear the burden of establishing that the defendant(s) has infringed the applicable UK or EU competition law.

21.19                  German investigation into alleged foreign trading and related violations

Certain investigations were initiated by German authorities in January 2003 into alleged foreign trading and related violations by a number of people, including Reemtsma employees, during a period prior to its acquisition by Imperial Tobacco. In the course of 2005, parts of the investigations into certain of the individuals were terminated on terms agreed by the individuals with the authorities and settlement was made of any duty payable as a result of certain of the activities being investigated at no cost to the Imperial Tobacco Group. In 2006, investigations against some of the other individuals were terminated for lack of evidence. Charges relating to smuggling have been brought in connection with one of the investigations against 18 individuals, one of whom is a former Reemtsma employee. Charges relating to violations of the German foreign trade act have been brought against five other former Reemtsma employees (one of whom has since died) in connection with a separate investigation. In connection with some of these charges, the authorities have applied for financial penalties to be imposed on

Reemtsma. Such penalties could be imposed if it were ultimately found that current or former Reemtsma employees had committed offences. In those circumstances, the Imperial Tobacco Group would seek recovery of any losses under arrangements made on the acquisition of the business.

A Board committee established in 2003 remains in place to monitor the progress of the investigations and the Imperial Tobacco Group’s responses.

The German authorities’ investigations are based on alleged activities prior to the Imperial Tobacco Group’s acquisition of Reemtsma and the committee remains satisfied that, since the acquisition, the Imperial Tobacco Group has not been involved in any activities of a nature similar to those alleged by the German authorities.

22.                                Working capital

The Company is of the opinion that, taking into account bank facilities and other facilities available to the Imperial Tobacco Group and the proceeds of the Rights Issue, the working capital available to the Imperial Tobacco Group is sufficient for the Imperial Tobacco Group’s present requirements, that is, for at least the 12 months from the date of this Prospectus.

23.                                Statutory auditors

23.1                         PricewaterhouseCoopers LLP, whose address is 31 Great George Street, Bristol BS1 5QD, has been the auditor of the Company for the period of historical financial information set out in this Prospectus.

23.2                         PricewaterhouseCoopers LLP Chartered Accountants and Registered Auditor is regulated by the Institute of Chartered Accountants in England and Wales.

24.                                Significant change

Since 31 March 2008, the Group has completed its offer to acquire shares in Logista not already owned by Altadis and now owns 96.9 per cent. of Logista’s share capital. The Group intends to compulsorily acquire the remaining shares. The Group has also completed the sale of its interest in Aldeasa and agreed to dispose of certain fine cut tobacco and pipe tobacco brands to Philip Morris Products S.A. Except for this, as also described in the paragraph headed “Recent developments” in paragraph 7 of Part X (“Operating and Financial Review of the Imperial Tobacco Group”) and paragraph 1 of Part IX (“Information on the Imperial Tobacco Group”), there has been no significant change in the financial or trading position of the Imperial Tobacco Group since 31 March 2008, the date to which the last unaudited consolidated interim accounts of the Group were prepared.

25.                                General

25.1                         The Company has appointed the Sponsor to act as sponsor for the purposes of the Company’s application for Admission.

25.2                         The total costs and expenses of, and incidental to, the Rights Issue (including the listing fees of the FSA, professional fees and expenses, the costs of printing and distribution of documents) are estimated to amount to approximately £93 million and are payable by the Company.

25.3                         PricewaterhouseCoopers LLP has given and has not withdrawn its written consent to the inclusion in this Prospectus of its report on the pro forma statement of financial information in Part XII (“Unaudited Pro Forma Financial Information on the Imperial Tobacco Group”), in the form and context in which it appears and has authorised the contents of that report for the purposes of Prospectus Rule 5.5.3R(2)(f). A written consent under the Prospectus Rules is different from a consent filed with the SEC under section 7 of the Securities Act, which is applicable only to transactions involving securities registered under the Securities Act. As the offered securities have not been, and will not be, registered under the Securities Act, PricewaterhouseCoopers LLP has not filed a consent under Section 7 of the Securities Act.

25.4                         The financial information contained in this Prospectus which relates to the Company does not constitute full statutory accounts as referred to in section 240 of the Companies Act 1985. Statutory consolidated audited accounts of the Company, on which the auditors have given unqualified reports and which contained no statement under section 237(2) or (3) of the Companies Act 1985, have been delivered to the Registrar of Companies in respect of the three financial years ended 30 September 2005, 30 September 2006 and 30 September 2007. The statutory accounts for the year ended 30 September 2005 were prepared under UK GAAP. The statutory accounts for the years ended 30 September 2006 and 30 September 2007 were prepared under IFRS.

25.5                         The Company will make an appropriate announcement to a Regulatory Information Service giving details of the results of the Rights Issue either on its closing date on 11 June 2008 or by 16 June 2008.

25.6                         Save in respect of the Rights Issue, none of the New Shares has been marketed or is available to the public in conjunction with the application for the New Shares to be admitted to the Official List.

26.                                Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of publication of this Prospectus until 12 June 2008 at the offices of Allen & Overy LLP, One Bishops Square, London, E1 6AD and at the Company’s registered office:

(a)                                   the memorandum of association of the Company and the Articles;

(b)                                  the 2005 Annual Report, the 2006 Annual Report, the 2007 Annual Report and the 2008 Interim Announcement;

(c)                                   the letter of consent from PricewaterhouseCoopers LLP referred to in paragraph 25 of this Part XIII;

(d)                                  the report on the unaudited pro forma financial information of the Imperial Tobacco Group referred to in section three of Part XII (“Unaudited Pro Forma Financial Information on the Imperial Tobacco Group”); and

(e)                                   this Prospectus.

PART XIV

DEFINITIONS

A.                                     DEFINITIONS

The following definitions apply throughout this Prospectus, unless the context requires otherwise:

“2001 Trust”	the Imperial Tobacco Group PLC 2001 Employee Benefit Trust;

“2003 Combined Code”	the Combined Code, as revised in 2003 but before it was revised in 2006;

“2005 Annual Report”	has the meaning given to it in Part XI (“Historical Financial Information”);

“2005 Financial Statements”	has the meaning given to it in Part XI (“Historical Financial Information”);

“2006 Annual Report”	has the meaning given to it in Part XI (“Historical Financial Information”);

“2006 Financial Statements”	has the meaning given to it in Part XI (“Historical Financial Information”);

“2006 Combined Code”	the Combined Code, as revised in 2006;

“2007 Annual Report”	has the meaning given to it in Part XI (“Historical Financial Information”);

“2007 Financial Statements”	has the meaning given to it in Part XI (“Historical Financial Information”);

“2008 Interim Announcement”	has the meaning given to it in Part XI (“Historical Financial Information”);

“ABN AMRO Hoare Govett” or “Hoare Govett”	ABN AMRO Bank N.V., Hoare Govett Limited and/or ABN AMRO Bank N.V. Sucursal en España, as the context requires;

“Accredited Investor”	“accredited investors”, as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act;

“Additional Award”	has the meaning given to it in paragraph 13.2 of Part XIII (“Additional Information”);

“Additional Shares”	has the meaning given to it in paragraph 13.2 of Part XIII (“Additional Information”);

“ADF”	Altadis Distribution France S.A.S.;

“Admission”	the admission to the Official List of the New Shares (nil paid or fully paid, as the case may require);

“ADR”	American Depositary Receipt;

“ADS”	American Depositary Share;

“Aldeasa”	Aldeasa, S.A.;

“Altadis”	Altadis, S.A.;

“Altadis Group”	Altadis and its subsidiary undertakings (and, where the context admits, Habanos) and, where the context permits, each of them;

“Altadis Maroc”	Altadis Maroc, S.A.;

“Articles”	the articles of association of the Company in force at the date of this Prospectus;

“Audit Committee”	the Company’s audit committee;

“Awards”	has the meaning given to it in paragraph 13.4 of Part XIII (“Additional Information”);

“BMP”	the Imperial Tobacco Group Bonus Match Plan, more particularly described in paragraph 13.3 of Part XIII (“Additional Information”);

“Board”	the board of directors of Imperial Tobacco;

“Business Day”	any day (excluding Saturdays and Sundays) on which banks are open in London for normal banking business;

“CCSS”	the CREST Courier and Sorting Service established by Euroclear UK & Ireland to facilitate, inter alia, the deposit and withdrawal of securities;

“CITA”	CITA Tabacos de Canarias, S.A.;

“Citi”

Citibank N.A., London Branch, Citigroup Global Markets Limited, Citigroup Global Markets U.K. Equity Limited, Citibank International plc and/or Citibank International plc, Sucursal en España, as the context requires;

“CNMV”	Comisión Nacional del Mercado de Valores, the Spanish Securities and Exchange Commission;

“Combined Code”	the Combined Code on Corporate Governance, introduced in 1998 and further revised in 2003 and 2006;

“Commonwealth Brands”	CBHC, Inc., a Company incorporated under the laws of the Commonwealth of Kentucky, which trades as Commonwealth Brands;

“Company” or “Imperial Tobacco”	Imperial Tobacco Group PLC, a company incorporated in England and Wales with registered number 3236483, having its registered office at PO Box 244, Upton Road, Bristol BS99 7UJ;

“Companies Act”	means together the Companies Act 1985 and the Companies Act 2006 or either of them as the context shall so require;

“CREST”	the relevant system (as defined in the CREST Regulations) in respect of which Euroclear UK & Ireland Limited is the Operator (as defined in the CREST Regulations);

“CREST Manual”

the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedures and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by Euroclear UK & Ireland on 15 July 1996 and as amended since);

“CREST Member”	a person who has been admitted by Euroclear UK & Ireland as a system-member (as defined in the CREST Regulations);

“CREST Participant”	a person who is, in relation to CREST, a system-participant (as defined in the CREST Regulations);

“CREST Regulations”	the Uncertificated Securities Regulations 2001, as amended;

“CREST Sponsor”	a CREST Participant admitted to CREST as a CREST sponsor;

“CREST Sponsored Member”	a CREST Member admitted to CREST as a sponsored member (which includes all CREST personal members);

“CSMS”	the Imperial Tobacco Group Centenary Share Matching Scheme, more particularly described in paragraph 13.2 of Part XIII (“Additional Information”);

“Daily Official List”	the daily record setting out the prices of all trades in shares and other securities conducted on the London Stock Exchange;

“the Directors”	the directors of the Company at the date of this Prospectus and “Director” means any one of them;

“Disclosure and Transparency Rules” or “DTRs”	the Disclosure and Transparency Rules of the UK Listing Authority;

“DTR5”	the rules set out in Chapter 5 (“Vote Holder and Issuer Notification Rules”) of the DTRs;

“EBITDA”	earnings before interest, tax, depreciation and amortisation;

“EC”	the European Commission;

“Employee Benefit Trusts”	the Executive Trust and the 2001 Trust;

“EPS”	earnings per share;

“Equity Bridge Facility Agreement”

the agreement dated 18 July 2007 (as amended from time to time) entered into by, amongst others, Imperial Tobacco (as borrower) and Imperial Tobacco Limited (as guarantor), more particularly described in Part XIII (“Additional Information”);

“EU”	the European Union;

“EURIBOR”	Euro Interbank Offered Rate;

“Euroclear UK & Ireland”	Euroclear UK & Ireland Limited, the operator of CREST;

“European Economic Area”	the European Union, Iceland, Norway and Liechtenstein;

“Excluded Territories”	Australia, Canada, Japan, South Africa and the United States;

“Executive Directors”	the executive Directors of the Company;

“Executive Trust”	the Imperial Tobacco Group PLC Employee and Executive Benefit Trust;

“Existing Shares”	the Shares in issue immediately prior to the Rights Issue;

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company held on 13 August 2007;

“FCTC”	the WHO’s Framework Convention on Tobacco Control;

“FDA”	the United States Food and Drug Administration;

“FSA”	the Financial Services Authority;

“FSMA”	the Financial Services and Markets Act 2000, as amended;

“Fully Paid Rights”	rights to acquire the New Shares fully paid;

“GAAP”	generally accepted accounting principles;

“Habanos”	Corporación Habanos, S.A., a company which distributes and sells cigars manufactured in Cuba and owned as to 50 per cent. by Altadis and 50 per cent. by Empresa Cubana del Tabaco;

“Handbook”	the Handbook of the FSA;

“HMRC”	Her Majesty’s Revenue and Customs;

“IAS”	International Accounting Standards;

“IFRS”	International Financial Reporting Standards;

“Imperial Tobacco Group” or “Group”

the Company and its subsidiary undertakings and, where the context permits, each of them, which, before 25 January 2008, excluded the Altadis Group and, after 25 January 2008, includes the Altadis Group;

“Imperial Tobacco Options”	options granted by Imperial Tobacco over unissued Existing Shares;

“Interim Financial Statements”	has the meaning given to it in Part XI (“Historical Financial Information”);

“Irish Revenue”	Irish Revenue Commissioners;

“Issue Price”	1,475 pence per New Share;

“John Player”	John Player & Sons Limited;

“Lehman Brothers”	Lehman Brothers Europe Limited, Lehman Brothers International (Europe), Lehman Loan Funding LLC, Lehman Brothers Holdings, Inc. and/or Lehman Brothers Bankhaus AG, as the context requires;

“Letter of Credit Facility Agreement”

the agreement dated 12 December 2007 (as amended from time to time) entered into by, amongst others, Imperial Tobacco Limited, Imperial Tobacco and Imperial Tobacco Finance PLC, more particularly described in Part XIII (“Additional Information”);

“LIBOR”	London Inter Bank Offer Rate;

“Listing Rules”	the Listing Rules of the UK Listing Authority;

“Lodged ADSs”	has the meaning given to it in paragraph 13.2 of Part XIII (“Additional Information”);

“Lodged Shares”	has the meaning given to it in paragraph 13.2 of Part XIII (“Additional Information”);

“Logista”	Compañía de Distribución Integral Logista, S.A.;

“Logista Italia”	Logista Italia, S.p.A.;

“London Stock Exchange”	London Stock Exchange plc;

“LTIP”	the Imperial Tobacco Long Term Incentive Plan, more particularly described in paragraph 13.4 of Part XIII (“Additional Information”);

“Master Settlement Agreement”

the 1998 agreement between certain US tobacco product manufacturers with 46 US states, the District of Columbia, Puerto Rico, Guam, the US Virgin Islands, American Samoa and Northern Mariana to settle asserted and unasserted healthcare recovery cost and other claims;

“Member State(s)”	member state(s) of the EU;

“Money Laundering Regulations”	the Money Laundering Regulations 2003 and/or the Money Laundering Regulations 2007 (as applicable), each as amended from time to time;

“Moody’s”	Moody’s Investor Service Limited or any successor to its rating business;

“Morgan Stanley”	Morgan Stanley Bank International Limited, Morgan Stanley Senior Funding, Inc. and/or Morgan Stanley & Co. International plc, as the context requires;

“MTM”	Many-To-Many;

“New Shares”	338,741,960 Shares proposed to be issued by Imperial Tobacco pursuant to the Rights Issue;

“Nil Paid Rights”	New Shares in nil paid form provisionally allotted to Qualifying Shareholders pursuant to the Rights Issue;

“Nominations Committee”	the Company’s nominations committee;

“Non-CREST Shareholders”	Shareholders whose Existing Shares on the register of members of Imperial Tobacco are in certificated form;

“Non-Executive Directors”	the non-executive Directors of the Company;

“Notional Additional Shares”	has the meaning given to it in paragraph 13.3 of Part XIII (“Additional Information”);

“Notional Lodged Shares”	has the meaning given to it in paragraph 13.3 of Part XIII (“Additional Information”);

“OFT”	the United Kingdom Office of Fair Trading;

“Official List”	the list maintained by the UK Listing Authority pursuant to Part VI of FSMA;

“Optionholders”	the holders of any Imperial Tobacco Options, and “Optionholder” means any one of them;

“Overseas Shareholders”	Qualifying Shareholders who have registered addresses outside the UK;

“Part 22 Notice”	a notice issued in writing under Part 22 of the Companies Act 2006;

“Participant ID”	the identification code or membership number used in CREST to identify a particular CREST Member or CREST Participant;

“Prospectus”	this document;

“Prospectus Directive”	Directive 2003/71/EC and includes any relevant implementing measures in each Member State of the European Economic Area that has implemented Directive 2003/71/EC;

“Prospectus Rules”	the rules made for the purposes of Part VI of FSMA in relation to offers of securities to the public and admission of securities to trading on a regulated market;

“Provisional Allotment Letter(s)”

the renounceable provisional allotment letter(s) relating to the Rights Issue, expected to be dispatched on 20 May 2008 to Qualifying Non-CREST Shareholders other than Shareholders with a registered address in, or who are resident in, Excluded Territories or otherwise located in the United States (subject to certain exceptions) as described in Part VIII (“Terms and Conditions of the Rights Issue”);

“QIB”	a “qualified institutional buyer” within the meaning of Rule 144A of the Securities Act;

“Qualifying CREST Shareholders”	Qualifying Shareholders whose Existing Shares on the register of members of Imperial Tobacco at the Record Date are in uncertificated form and held through CREST;

“Qualifying Non-CREST Shareholders”	Qualifying Shareholders whose Existing Shares on the register of members of Imperial Tobacco at the Record Date are in certificated form;

“Qualifying Person”

(a) an individual who is a member of the Company, (b) a person authorised to act as the representative of a corporation in relation to a shareholders’ meeting or (c) a person appointed as proxy of a member in relation to a shareholders’ meeting;

“Qualifying Shareholder(s)”	Shareholder(s) on the register of members of Imperial Tobacco at the Record Date;

“Real Annual EPS Growth”	has the meaning given to it in paragraph 13.4 of Part XIII (“Additional Information”);

“Record Date”	close of business on 15 May 2008;

“Reemtsma”	Reemtsma Cigarettenfabriken GmbH;

“Register”	the register of members of the Company required to be kept by the Statutes;

“Registrar” or “Receiving Agent”	Equiniti Limited;

“Regulation S”	Regulation S under the Securities Act;

“Regulations”	Uncertificated Securities Regulations 2001;

“Regulatory Information Service” or “RIS”	any of the services set out in Schedule 12 of the Listing Rules;

“Remuneration Committee”	the Company’s remuneration committee;

“Rights Issue”

the proposed issue of the New Shares to Qualifying Shareholders by way of rights on the terms and subject to the conditions set out in this Prospectus and, in the case of Qualifying Non-CREST Shareholders, the Provisional Allotment Letters;

“S&P”	Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies Inc. or any successor to its ratings business;

“SCENIHR”	the Scientific Committee on Emerging and Newly Identified Health Risks;

“SDRT”	Stamp Duty Reserve Tax;

“SEC”	the United States Securities and Exchange Commission;

“Securities Act”	the US Securities Act of 1933, as amended;

“SEITA”	Société Nationale d’Exploitation Industrielle des Tabacs et des Allumettes S.A.;

“Senior Bank Debt Facility Agreement”

the agreement dated 18 July 2007 (as amended from time to time) entered into by, amongst others, Imperial Tobacco Finance PLC and Imperial Tobacco Enterprise Finance Limited (as borrowers) and Imperial Tobacco and Imperial Tobacco Limited (as guarantors), more particularly described in Part XIII (“Additional Information”);

“Share Plans”	the Employee Benefit Trusts, the Sharesave, the BMP, the LTIP and the SMS;

“Shareholders”	the holders of any shares issued in the share capital of the Company from time to time and “Shareholder” means any one of them;

“Shares”	the ordinary shares of 10 pence each in the capital of Imperial Tobacco;

“Sharesave”	the Imperial Tobacco Sharesave Plan, more particularly described in paragraph 13.5 of Part XIII (“Additional Information”);

“SMS”	the Imperial Tobacco Share Matching Scheme, more particularly described in paragraph 13.2 of Part XIII (“Additional Information”);

“SPM”	a subsequent participating manufacturer to the Master Settlement Agreement;

“Sponsor”	Citigroup Global Markets Limited;

“Standby Underwriting Agreement”

the standby sponsor’s and underwriting agreement between Imperial Tobacco, ABN AMRO Hoare Govett, Morgan Stanley, Citi and Lehman Brothers, as described in paragraph 19 of Part XIII (“Additional Information”);

“Statutes”	the Companies Act, the Regulations and every other statute or subordinate legislation for the time being in force concerning companies and affecting the Company;

“Takeover Code”	the City Code on Takeovers and Mergers in the United Kingdom;

“Tobaccor”	Tobaccor S.A.S.;

“Trustees”	the trustees of the Employee Benefit Trusts, as applicable;

“TSR”	total shareholder return;

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“UK GAAP”	United Kingdom Generally Accepted Accounting Principles;

“UK Listing Authority”

the FSA in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of FSMA;

“uncertificated” or “in uncertificated form”	a Share recorded on Imperial Tobacco’s register as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulation, may be transferred by means of CREST;

“Underwriters”	Citi, Lehman Brothers, Hoare Govett and Morgan Stanley;

“Underwriting Agreement”

the agreement dated 20 May 2008 between Imperial Tobacco and Hoare Govett, Morgan Stanley, Citi and Lehman Brothers relating to the underwriting of the Rights Issue, a summary of which is contained in paragraph 19 of Part XIII (“Additional Information”);

“United States” or “US”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;

“US GAAP”	United States Generally Accepted Accounting Principles;

“WHO”	the World Health Organisation; and

“WTO”	the World Trade Organisation.

•	All references to “pounds”, “pounds sterling”, “sterling”, “£”, “pence”, “penny” and “p” are to the lawful currency of the United Kingdom.

•

All references to “euros”, “Euro”, “EUR” and “€” are to the lawful currency of the member states of the EU that adopt a single currency in accordance with the Treaty establishing the European Community as amended.

•	All references to “dollar”, “US dollar” and “US$” are to the lawful currency of the United States.

•

Where a figure has been presented in this Prospectus in one currency and is translated into another currency, the exchange rate used is used solely for convenience and illustrative purposes and should not be construed as a representation that the currency amount actually represents such other currency amount or could be converted into such other currency at the rate used or at any other rate. Unless otherwise stated (including at a specific date), the exchange rates used in this Prospectus to convert the following currencies into pounds sterling are:

Euro	— €1 = £0.80

Bulgarian Lev (“BGN”)	— BGN1 = £0.41

Polish Zloty (“PLN”)	— PLN1 = £0.24

Saudi Riyal (“SR”)	— SR1 = £0.14

•	All references in this Prospectus to times are, unless otherwise stated, references to the time in London, United Kingdom.

PART XV

DOCUMENTATION INCORPORATED BY REFERENCE

The following information, available free of charge from Imperial Tobacco’s registered office and from the offices of Allen & Overy LLP, One Bishops Square, London E1 6AD, is incorporated by reference in this Prospectus so as to provide the information required pursuant to the Prospectus Rules and to ensure that Shareholders and others are aware of all information which, according to the particular nature of the Group and the New Shares, is necessary to enable Shareholders and others to make an informed assessment of the assets and liabilities, financial position, profit and losses and prospects of the Group and of the rights attaching to the New Shares.

Information incorporated by reference	Destination of incorporation	Page number in this Prospectus	Page (or, in the case of the 2008 Interim Announcement, section) number in referenced document

Use of adjusted measures	2007 Annual Report	63-64	75

Accounting policies for the financial year 2007	2007 Annual Report	65	71-75

Note 9 to the 2007 Financial Statements	2007 Annual Report	66	84-85

Note 10 to the 2007 Financial Statements	2007 Annual Report	66	86

Note 18 to the 2007 Financial Statements	2007 Annual Report	67	98-101

Note 3 to the Interim Financial Statements	2008 Interim Announcement	67	11

Note 6 to the 2007 Financial Statements	2007 Annual Report	67	11

New accounting pronouncements under IFRS	2008 Interim Announcement	67	10

New accounting pronouncements under IFRS	2007 Annual Report	67	75

Note 16 to the 2007 Financial Statements	2007 Annual Report	82	88-96

Note 16 to the 2007 Financial Statements	2007 Annual Report	88	88-96

Note 16 to the 2007 Financial Statements	2007 Annual Report	89	88-96

Auditors’ Report relating to consolidated statements for the year ended 30 September 2005	2005 Annual Report	97	65

Consolidated profit and loss account for the year ended 30 September 2005	2005 Annual Report	97	66

Consolidated balance sheet for the year ended 30 September 2005	2005 Annual Report	97	67

Consolidated cash flow statement for the year ended 30 September 2005	2005 Annual Report	97	68

Accounting policies for the year ended 30 September 2005	2005 Annual Report	97	69-70

Notes to the 2005 Financial Statements	2005 Annual Report	97	71-104

Reconciliation of movements in shareholders’ funds for the year ended 30 September 2005	2005 Annual Report	97	99

Auditors’ Report relating to consolidated statements for the year ended 30 September 2006	2006 Annual Report	97	67

Consolidated income statement for the year ended 30 September 2006	2006 Annual Report	97	68

Information incorporated by reference	Destination of incorporation	Page number in this Prospectus	Page (or, in the case of the 2008 Interim Announcement, section) number in referenced document

Consolidated balance sheet for the year ended 30 September 2006	2006 Annual Report	97	69

Consolidated cash flow statement for the year ended 30 September 2006	2006 Annual Report	97	70

Accounting policies for the year ended 30 September 2006	2006 Annual Report	97	71-75

Critical accounting estimates and judgements for the year ended 30 September 2006	2006 Annual Report	97	76-77

Notes to the 2006 Financial Statements	2006 Annual Report	97	78-117

Reconciliation of movements in shareholders’ funds for the year ended 30 September 2006	2006 Annual Report	97	122

Auditors Report relating to consolidated statements for the year ended 30 September 2007	2007 Annual Report	97	67

Consolidated income statement for the year ended 30 September 2007	2007 Annual Report	97	68

Consolidated balance sheet for the year ended 30 September 2007	2007 Annual Report	97	69

Consolidated cash flow statement for the year ended 30 September 2007	2007 Annual Report	97	70

Accounting Policies for the year ended 30 September 2007	2007 Annual Report	97	71-75

Critical accounting estimates and judgements for the year ended 30 September 2007	2007 Annual Report	97	76-77

Notes to the 2007 Financial Statements	2007 Annual Report	97	78-110

Reconciliation of movements in shareholders’ funds for the year ended 30 September 2007	2007 Annual Report	97	114

Independent review report relating to the Interim Financial Statements	2008 Interim Announcement	97	5

Consolidated balance sheet for the six months ended 31 March 2008	2008 Interim Announcement	97	7

Consolidated income statement for the six months ended 31 March 2006	2008 Interim Announcement	97	6

Consolidated statement of recognised income and expenses in the Interim Financial Statements	2008 Interim Announcement	97	8

Consolidated cash flow statement in the Interim Financial Statements	2008 Interim Announcement	97	9

The accounting policies of the Interim Financial Statements	2008 Interim Announcement	97	10

Notes to the Interim Financial Statements	2008 Interim Announcement	97	11

Note 19 to the 2007 Financial Statements	2007 Annual Report	144	101

Note 10 to the Interim Financial Statements	2008 Interim Announcement	144	11

Information that is itself incorporated by reference in the above documents is not incorporated by reference into this Prospectus.